EXHIBIT 99.7
                                                                   ------------

===============================================================================

                               [GRAPHIC OMITTED]
                  [LOGO - ADVANTAGE ENERGY INCOME TRUST FUND]


               NOTICE OF SPECIAL MEETING OF ADVANTAGE UNITHOLDERS

                            TO BE HELD JUNE 22, 2006

                                      AND

                               [GRAPHIC OMITTED]
                         [LOGO - KETCH RESOURCES TRUST]


                 NOTICE OF SPECIAL MEETING OF KETCH UNITHOLDERS

                            TO BE HELD JUNE 22, 2006

                                      AND

                NOTICE OF JOINT PETITION TO THE COURT OF QUEEN'S
                                BENCH OF ALBERTA

                                      AND

                 JOINT INFORMATION CIRCULAR AND PROXY STATEMENT

                               WITH RESPECT TO A

                              PLAN OF ARRANGEMENT

                                   INVOLVING

            ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD.,
   KETCH RESOURCES TRUST, KETCH RESOURCES LTD., ADVANTAGE EXCHANGECO II LTD.,
          ADVANTAGE INVESTMENT MANAGEMENT LTD., 1231803 ALBERTA LTD.,
                  ADVANTAGE UNITHOLDERS AND KETCH UNITHOLDERS


                                  MAY 12, 2006

                       * FOR ASSISTANCE, SEE BACK COVER *

===============================================================================

                               TABLE OF CONTENTS

LETTER TO ADVANTAGE UNITHOLDERS.............................................. i
LETTER TO KETCH UNITHOLDERS................................................. iv
NOTICE OF ADVANTAGE MEETING.................................................vii
NOTICE OF KETCH MEETING..................................................... ix
NOTICE OF JOINT PETITION.................................................... xi
JOINT INFORMATION CIRCULAR....................................................1
   Introduction...............................................................1
   Distributable Cash.........................................................1
   Forward-looking Statements.................................................2
   Barrel of Oil Equivalency..................................................3
   Advice to Beneficial Holders of Advantage Units and Ketch Units............3
   Supplementary Disclosure - Non-canadian Gaap Measures......................4
   Information for United States Unitholders..................................4
   Currency Exchange Rates....................................................6
GLOSSARY OF TERMS.............................................................7
ABBREVIATIONS................................................................18
CONVERSIONS..................................................................18
SUMMARY INFORMATION..........................................................19
   the Advantage Meeting.....................................................19
   the Ketch Meeting.........................................................19
   the Arrangement...........................................................19
   Effect of the Arrangement.................................................20
   Procedure for Exchange of Ketch Units.....................................22
   Exchange of Ketch 6.50% Debentures........................................23
   Background to and Reasons for the Arrangement.............................23
   Approval of Unitholders Required for the Arrangement......................25
   Fairness Opinions.........................................................25
   Recommendations of the Boards of Directors................................26
   Final Order...............................................................26
   Right to Dissent..........................................................27
   Stock Exchange Listing Approvals..........................................27
   Other Regulatory Approvals................................................27
   Canadian Federal Income Tax Considerations................................28
   United States Federal Income Tax Considerations...........................28
   Other Tax Considerations..................................................28
   Selected Pro Forma Financial and Operational Information..................29
   Risk Factors..............................................................30
BACKGROUND TO AND REASONS FOR THE ARRANGEMENT................................32
   Background to and Reasons for the Arrangement.............................32
   Recommendations of the Boards of Directors................................34
THE ARRANGEMENT..............................................................35
   Effect of the Arrangement.................................................35
   Details of the Arrangement................................................38
   Arrangement Steps.........................................................38
   Election of Additional Directors of Aog...................................42
   Arrangement Agreement.....................................................43
   Conditions Precedent to the Arrangement...................................46
   Procedure for the Arrangement Becoming Effective..........................51
   Advantage Fairness Opinions...............................................52
   Ketch Fairness Opinions...................................................52
   Timing....................................................................53
   Procedure for Exchange of Ketch Units.....................................53
   Exchange of Ketch 6.50% Debentures........................................54
   Canadian Federal Income Tax Considerations................................54

   United States Federal Income Tax Considerations...........................60
   Right to Dissent..........................................................66
   Interests of Certain Persons or Companies in the Matters to be Acted Upon.68
   Expenses of the Arrangement...............................................70
   Stock Exchange Listings...................................................70
   Securities Law Matters....................................................71
   Experts...................................................................73
PRO FORMA INFORMATION OF ADVANTAGE AFTER GIVING EFFECT TO THE ARRANGEMENT....73
   Organization Structure of Advantage.......................................73
   Selected Pro Forma Financial Information..................................74
   Selected Pro Forma Operational Information................................74
   Directors and Officers of Amalgamationco Upon Completion
      of the Arrangement.....................................................75
   Pro Forma Consolidated Capitalization.....................................78
   Principal Holders of Trust Units..........................................78
   Risk Factors..............................................................79
   Risks Inherent to the Arrangement and Pro Forma Advantage.................79
   Risks Inherent to Advantage's Business and Advantage Units................80
INFORMATION CONCERNING ADVANTAGE ENERGY INCOME FUND..........................88
   General...................................................................88
   Organization Structure of Advantage.......................................88
   Summary Description of the Business and Significant Entities of Advantage.89
   Documents Incorporated by Reference.......................................90
   External Debt.............................................................91
   Distribution History......................................................93
   Price Range and Trading Volume of Advantage Units.........................94
   Risk Factors..............................................................95
   Legal Proceedings.........................................................95
   Auditors, Transfer Agent and Registrar....................................95
   Additional Information....................................................95
INFORMATION CONCERNING KETCH RESOURCES TRUST.................................95
   General...................................................................95
   Intercorporate Relationships..............................................95
   Summary Description of the Business and Significant Entities of Ketch.....96
   Documents Incorporated by Reference.......................................97
   External Debt.............................................................98
   Distribution History......................................................99
   Price Range and Trading Volume of Ketch Units............................100
   Risk Factors.............................................................100
   Legal Proceedings........................................................100
   Auditors, Transfer Agent and Registrar...................................100
   Additional Information...................................................100
OTHER MATTERS TO BE CONSIDERED AT THE ADVANTAGE MEETING.....................100
   Approval of the Advantage Ru Plan........................................100
GENERAL PROXY MATTERS.......................................................103
   Solicitation of Proxies..................................................103
   Appointment and Revocation of Proxies....................................103
   Signature of Proxy.......................................................104
   Voting of Proxies........................................................104
   Exercise of Discretion of Proxy..........................................104
   Voting Securities and Principal Holders Thereof..........................104
   Procedure and Votes Required.............................................104
AUDITORS' CONSENTS..........................................................106

Appendix A Advantage Arrangement Resolution.................................A-1
Appendix B Ketch Arrangement Resolution.....................................B-1
Appendix C Interim Order....................................................C-1
Appendix D Arrangement Agreement............................................D-1
Appendix E Advantage Fairness Opinions......................................E-1
Appendix F Ketch Fairness Opinions..........................................F-1
Appendix G Advantage Pro Forma Financial Statements.........................G-1
Appendix H Section 191 of the BUSINESS CORPORATIONS ACT (Alberta)...........H-1
Appendix I Advantage Restricted Unit Plan...................................I-1

                               [GRAPHIC OMITTED]
                  [LOGO - ADVANTAGE ENERGY INCOME TRUST FUND]


May 12, 2006

Dear Unitholders:

You are invited to attend a special meeting (the "ADVANTAGE MEETING") of holders ("ADVANTAGE UNITHOLDERS") of trust units ("ADVANTAGE UNITS") of Advantage Energy Income Fund ("ADVANTAGE") to be held in the Strand and Tivoli Rooms of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary Alberta, at 11:00 a.m. (Calgary time) on June 22, 2006. At the meeting, you will be asked to consider a proposed arrangement (the "ARRANGEMENT") involving Advantage, Advantage Oil & Gas Ltd. ("AOG"), Advantage Investment Management Ltd. ("AIM"), Advantage ExchangeCo II Ltd., Ketch Resources Trust ("KETCH"), Ketch Resources Ltd. ("KRL") and 1231803 Alberta Ltd., and certain other matters. IF YOU CANNOT ATTEND THE ADVANTAGE MEETING, SIMPLY COMPLETE THE ENCLOSED FORM OF PROXY AND SUBMIT IT AS SOON AS POSSIBLE.

The Arrangement will provide for the merger of Advantage and Ketch resulting in the exchange of all of the issued and outstanding trust units ("KETCH UNITS") of Ketch for Advantage Units. The combined trust, which will retain the Advantage name, is expected to be one of the largest natural gas focused royalty trusts with an initial enterprise value of approximately $2.7 billion and will be managed by an experienced senior management team, which will include key personnel from both Advantage and Ketch. Pursuant to the Arrangement, holders ("KETCH UNITHOLDERS") of Ketch Units will receive for each Ketch Unit, 0.565 of an Advantage Unit.

As part of the Arrangement, Advantage has agreed to internalize its external management structure and eliminate all related fees (the "ADVANTAGE MANAGEMENT INTERNALIZATION"). As a result, pursuant to the Arrangement, Advantage will acquire all of the outstanding shares of AIM for total consideration of $44 million, payable through the issuance of 1,933,216 Advantage Units. The Advantage Units issued to the holders of AIM shares will be placed in escrow releasable over a three year period, ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees. Advantage will pay management fees and performance fees to AIM for the period January 1, 2006 to March 31, 2006 in the amount of $3.53 million in accordance with the terms of the existing management agreement through the issuance of 117,661 Advantage Units and not more than $850,000 in cash on the effective date of the Arrangement, (the "EFFECTIVE DATE"). AIM has agreed to forego fees for the period from April 1, 2006 to the closing of the Arrangement.

The resolution approving the Arrangement (which includes the Advantage Management Internalization) (the "ADVANTAGE ARRANGEMENT RESOLUTION") must be approved by 66?% of the votes cast by the Advantage Unitholders voting in person or by proxy at the Advantage Meeting. The Arrangement must also be approved by 66?% of the votes cast by Ketch Unitholders voting in person or by proxy at the special meeting of Ketch Unitholders called to consider the Arrangement. Completion of the Arrangement is subject to the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals.

At the Meeting, Advantage Unitholders will also be asked to consider and, if deemed advisable, approve the adoption by Advantage of a restricted unit incentive plan, a copy of which is attached to this information circular.

Pursuant to the terms of the restricted unit and performance plan of Ketch (the "KETCH RTU PLAN"), the issue dates for all Ketch Units issuable pursuant to awards ("KETCH RTU'S") granted under the Ketch RTU Plan will be accelerated as a result of the Arrangement. Such Ketch Units will be issued on the last business day preceding the Effective Date and will be ultimately exchanged for Advantage Units pursuant to the Arrangement.

Holders of Ketch's 6.50% convertible debentures (the "KETCH 6.50% DEBENTURES") who convert their Ketch 6.50% Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Ketch Unitholders, based upon the number of Ketch Units issued upon such conversion. Holders of Ketch 6.50% Debentures who do not convert their Ketch 6.50% Debentures prior to the Effective Date will be entitled to receive Advantage Units upon conversion of such Ketch 6.50% Debentures after the Effective Date, with the number of Advantage Units and the conversion price received adjusted to give effect to the Arrangement.

All of the warrants to acquire Ketch Units ("KETCH WARRANTS") have vested as a result of the execution of the agreement providing for the Arrangement. It is a condition to the completion of the Arrangement that all Ketch Warrants shall have been exercised or terminated prior to the Effective Date. All of the directors and officers of KRL have indicated that they intend to exercise all of their Ketch Warrants prior to the Effective Date. Ketch Units issued upon exercise of the Ketch Warrants will ultimately be exchanged for Advantage Units pursuant to the Arrangement.

Advantage and Ketch believe that the merger will create a stronger single entity with a more balanced portfolio of assets. It is expected that the merged trust will be well positioned to create long-term value for Unitholders through a high quality, long life asset base and an extensive drilling inventory. Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administration systems, and bring together strong technical, field operations and administrative teams, which is expected to lead to a smooth integration of the two entities into one stronger organization.

Following the Arrangement, Advantage is expected to have in excess of 122 MMboe of proved plus probable reserves and a diversified production base of approximately 30,500 Boe/d comprised of approximately 70% natural gas and 30% light oil and natural gas liquids.

The combined trust will retain key personnel from both entities and will be led by Advantage's current Chief Executive Officer, Kelly Drader, who will continue as Chief Executive Officer and by Andy J. Mah from Ketch as President and Chief Operating Officer. Neil Bokenfohr, currently the Vice President Exploitation and Operations with Ketch, will also join the Advantage executive team. The Advantage Board of Directors, including Chairman Steven Sharpe, Ronald A. McIntosh, Roderick M. Myers, Carol Pennycook, Rodger A. Tourigny, Gary Bourgeois and Kelly Drader, will remain in place and will be joined by Grant B. Fagerheim, John Howard and Andy J. Mah from Ketch.

RBC Dominion Securities Inc., a member company of RBC Capital Markets, has provided our board with an opinion that as of May 12, 2006 the consideration payable by Advantage pursuant to the Arrangement is fair, from a financial point of view, to Advantage. RBC Dominion Securities Inc., a member company of RBC Capital Markets, has also provided our board with an opinion that as of May 12, 2006, the consideration payable by Advantage pursuant to the Advantage Management Internalization is fair from a financial point of view to Advantage. OUR BOARD, BASED UPON ITS OWN INVESTIGATIONS, INCLUDING ITS CONSIDERATION OF THE FAIRNESS OPINIONS OF RBC DOMINION SECURITIES INC., A MEMBER COMPANY OF RBC CAPITAL MARKETS, HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTEREST OF ADVANTAGE AND THE ADVANTAGE UNITHOLDERS, AND HAS, BASED ON THE OPINION OF RBC DOMINION SECURITIES INC., A MEMBER COMPANY OF RBC CAPITAL MARKETS, UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS FAIR, FROM A FINANCIAL POINT OF VIEW TO ADVANTAGE, AND UNANIMOUSLY RECOMMENDS THAT ADVANTAGE UNITHOLDERS VOTE IN FAVOUR OF THE ADVANTAGE ARRANGEMENT RESOLUTION (INCLUDING THE ADVANTAGE MANAGEMENT INTERNALIZATION). See "THE ARRANGEMENT - ADVANTAGE FAIRNESS OPINIONS" and Appendix E, the "ADVANTAGE FAIRNESS OPINIONS".

The accompanying joint information circular and proxy statement of Advantage and Ketch contains a detailed description of the Arrangement as well as detailed information regarding Advantage and Ketch. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors or contact our proxy solicitation agent, Kingsdale Shareholder Services Inc., at the numbers listed on the back cover of the Information Circular. If you are unable to attend the Advantage Meeting in person, please complete and deliver the enclosed form of proxy in order to ensure your representation at the meeting.

On behalf of the directors of AOG, I would like to express our gratitude for the support our Unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees, who have worked hard assisting us with this task and for providing their support for the proposed Arrangement. We can assure you that the same high level of dedication demonstrated by the directors, management and employees of Advantage in the past will continue in respect of the new merged Advantage should a favourable vote be obtained. We look forward to seeing you at the meeting.


                            Yours very truly,

                            (signed) "KELLY DRADER"
                            Kelly Drader, President and Chief Executive Officer Advantage Oil & Gas Ltd., on behalf of
                            Advantage Energy Income Fund

                               [GRAPHIC OMITTED]
                         [LOGO - KETCH RESOURCES TRUST]

May 12, 2006

Dear Unitholders:

You are invited to attend a special meeting (the "KETCH MEETING") of holders ("KETCH UNITHOLDERS") of trust units ("KETCH UNITS") of Ketch Resources Trust ("KETCH") to be held in the Strand and Tivoli Rooms of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary Alberta, at 9:00 a.m. (Calgary time) on June 22, 2006. At the meeting, you will be asked to consider a proposed arrangement (the "ARRANGEMENT") involving Advantage Energy Income Fund ("ADVANTAGE"), Advantage Oil & Gas Ltd., Advantage Investment Management Ltd. ("AIM"), Advantage ExchangeCo II Ltd., Ketch, Ketch Resources Ltd. ("KRL") and 1231803 Alberta Ltd. and certain other matters. IF YOU CANNOT ATTEND THE KETCH MEETING, SIMPLY COMPLETE THE ENCLOSED FORM OF PROXY AND SUBMIT IT AS SOON AS POSSIBLE.

The Arrangement will provide for the merger of Advantage and Ketch resulting in the exchange of all of the issued and outstanding Ketch Units for trust units ("ADVANTAGE UNITS") of Advantage. The combined trust, which will retain the Advantage name, is expected to be one of the largest natural gas focused royalty trusts with an initial enterprise value of approximately $2.7 billion and will be managed by an experienced senior management team, which will include key personnel from both Advantage and Ketch. Pursuant to the Arrangement, Ketch Unitholders will receive for each Ketch Unit, 0.565 of an Advantage Unit.

As part of the Arrangement, Advantage has agreed to internalize its external management structure and eliminate all related fees (the "ADVANTAGE MANAGEMENT INTERNALIZATION"). As a result, pursuant to the Arrangement, Advantage will acquire all of the outstanding shares of AIM for total consideration of $44 million, payable through the issuance of 1,933,216 Advantage Units. The Advantage Units issued to the holders of AIM shares will be placed in escrow releasable over a three year period, ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees. Advantage will pay management fees and performance fees to AIM for the period January 1, 2006 to March 31, 2006 in the amount of $3.53 million in accordance with the terms of the existing management agreement through the issuance of 117,661 Advantage Units and not more than $850,000 in cash on the effective date of the Arrangement (the "EFFECTIVE DATE"). AIM has agreed to forego fees for the period from April 1, 2006 to the closing of the Arrangement.

The resolution approving the Arrangement (the "KETCH ARRANGEMENT RESOLUTION") must be approved by 66?% of the votes cast by the Ketch Unitholders voting in person or by proxy at the Ketch Meeting. The Arrangement must also be approved by 66?% of the votes cast by the holders of Advantage Units ("ADVANTAGE UNITHOLDERS") voting in person or by proxy at the special meeting of Advantage Unitholders called to consider the Arrangement. Completion of the Arrangement is subject to the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals.

Pursuant to the terms of our restricted unit and performance plan (the "KETCH RTU PLAN"), the issue dates for all Ketch Units issuable pursuant to awards ("KETCH RTU'S") granted under the Ketch RTU Plan, will be accelerated as a result of the Arrangement. Such Ketch Units will be issued on the last Business Day preceding the Effective Date and will be ultimately exchanged for Advantage Units pursuant to the Arrangement.

Holders of our 6.50% convertible debentures (the "KETCH 6.50% DEBENTURES") who convert their Ketch 6.50% Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Ketch Unitholders, based upon the number of Ketch Units issued upon such conversion. Holders of Ketch 6.50% Debentures who do not convert their Ketch 6.50% Debentures prior to the Effective Date will be entitled to receive Advantage Units upon conversion of such Ketch 6.50% Debentures after the Effective Date, with the number of Advantage Units received and the conversion price adjusted to give effect to the Arrangement.

All of the warrants to acquire Ketch Units ("KETCH WARRANTS") have vested as a result of the execution of the agreement providing for the Arrangement. It is a condition to the completion of the Arrangement that all Ketch Warrants shall have been exercised or terminated prior to the Effective Date. All of our directors and officers have indicated that they intend to exercise all Ketch Warrants held by them prior to the Effective Date. Ketch Units issued upon exercise of the Ketch Warrants will ultimately be exchanged for Advantage Units pursuant to the Arrangement.

Advantage and Ketch believe that the merger will create a stronger single entity with a more balanced portfolio of assets. It is expected that the merged trust will be well positioned to create long-term value for Unitholders through a high quality, long life asset base and an extensive drilling inventory. Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administration systems, and bring together strong technical, field operations and administrative teams, which is expected to lead to a smooth integration of the two entities into one stronger organization.

Following the Arrangement, Advantage is expected to have in excess of 122 MMboe of proved plus probable reserves and a diversified production base of approximately 30,500 Boe/d comprised of approximately 70% natural gas and 30% light oil and natural gas liquids.

The combined trust will retain key personnel from both entities and will be led by Advantage's current Chief Executive Officer, Kelly Drader who will continue as Chief Executive Officer and by Andy J. Mah from Ketch as President and Chief Operating Officer. Neil Bokenfohr, currently the Vice President, Exploitation and Operations with Ketch will also join the Advantage executive team. The Advantage Board of Directors, including Chairman Steven Sharpe, Ronald A. McIntosh, Roderick M. Myers, Carol Pennycook, Rodger A. Tourigny, Gary Bourgeois and Kelly Drader, will remain in place and will be joined by Grant B. Fagerheim, John Howard and Andy J. Mah from Ketch.

BMO Nesbitt Burns Inc. and Tristone Capital Inc. have provided our board with opinions that the consideration to be received by holders of Ketch Units pursuant to the Arrangement is fair, from a financial point of view, to holders of Ketch Units. OUR BOARD, BASED UPON ITS OWN INVESTIGATIONS, INCLUDING ITS CONSIDERATION OF THE FAIRNESS OPINIONS OF BMO NESBITT BURNS INC. AND TRISTONE CAPITAL INC., HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF KETCH AND THE KETCH UNITHOLDERS, AND HAS, BASED ON THE OPINION OF ITS FINANCIAL ADVISORS, BMO NESBITT BURNS INC. AND TRISTONE CAPITAL INC., UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO KETCH UNITHOLDERS AND UNANIMOUSLY RECOMMENDS APPROVAL OF THE ARRANGEMENT BY KETCH UNITHOLDERS. SEE "THE ARRANGEMENT - KETCH FAIRNESS OPINIONS" AND APPENDIX F - THE "KETCH FAIRNESS OPINION".

The accompanying joint information circular and proxy statement of Advantage and Ketch contains a detailed description of the Arrangement as well as detailed information regarding Advantage and Ketch. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors or contact our proxy solicitation agent, Kingsdale Shareholder Services Inc., at the numbers listed on the back cover of the Information Circular. If you are unable to attend the meeting in person, please complete and deliver the enclosed form of proxy in order to ensure your representation at the meeting.

KETCH UNITHOLDERS WHO ARE CANADIAN RESIDENTS WILL GENERALLY REALIZE A CAPITAL GAIN OR LOSS FOR CANADIAN FEDERAL INCOME TAX PURPOSES AS A RESULT OF THE ARRANGEMENT. HOWEVER, SUCH KETCH UNITHOLDERS MAY OBTAIN A TAX-DEFERRED ROLLOVER BY FOLLOWING THE PROCEDURE DESCRIBED IN THE INFORMATION CIRCULAR FOR MAKING A JOINT TAX ELECTION IN RESPECT OF THEIR EXCHANGE OF KETCH UNITS, AND SUCH KETCH UNITHOLDERS ARE URGED TO CONSULT THEIR OWN ADVISORS REGARDING THE DEADLINES AND PROCEDURE FOR MAKING THE ELECTION WHICH ARE APPROPRIATE TO THEIR CIRCUMSTANCES.

On behalf of the directors of KRL, I would like to express our gratitude for the support our Unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees, who have worked very hard assisting us with this task and for providing their support for the proposed Arrangement. We can assure you that the same high level of dedication demonstrated by the directors, management and employees of Ketch in the past will continue in respect of the new merged Advantage should a favourable vote be obtained. We look forward to seeing you at the meeting.

                                     Yours very truly,

                                     (signed) "ANDY MAH"
                                     Andy Mah, President
                                     Ketch Resources Ltd., the administrator of Ketch Resources Trust

                          ADVANTAGE ENERGY INCOME FUND
               NOTICE OF SPECIAL MEETING OF ADVANTAGE UNITHOLDERS
                            TO BE HELD JUNE 22, 2006

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "INTERIM ORDER") of the Court of Queen's Bench of Alberta dated May 12, 2006, a special meeting (the "ADVANTAGE MEETING") of the holders ("ADVANTAGE UNITHOLDERS") of trust units ("ADVANTAGE UNITS") of Advantage Energy Income Fund ("ADVANTAGE") will be held in the Strand and Tivoli Rooms of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta on June 22, 2006, at 11:00 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "ADVANTAGE ARRANGEMENT RESOLUTION"), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated May 12, 2006 (the "INFORMATION CIRCULAR") to approve a plan of arrangement under Section 193 of the BUSINESS CORPORATIONS ACT (Alberta) (the "ARRANGEMENT"), which includes, without limitation:

     (i) the exchange of each issued and outstanding trust unit ("KETCH UNIT") of Ketch Resources Trust ("KETCH") for Advantage Units on the basis of 0.565 of an Advantage Unit for each Ketch Unit; and

     (ii) the internalization of the external management structure of Advantage through the purchase of all of the outstanding shares of Advantage Investment Management Ltd. ("AIM") for an aggregate of 1,933,216 Advantage Units, all as more particularly described in the Information Circular;

(b) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a restricted unit performance plan (the "ADVANTAGE RU PLAN") for Advantage, a copy of which is set forth in Appendix I to the Information Circular; and

(c) to transact such further and other business as may properly be brought before the Advantage Meeting or any adjournment thereof.

IT IS A CONDITION TO THE COMPLETION OF THE ARRANGEMENT THAT BOTH THE ARRANGEMENT AND THE ADVANTAGE RU PLAN ARE APPROVED AT THE ADVANTAGE MEETING AND THAT THE ARRANGEMENT IS APPROVED AT THE KETCH MEETING.

Specific details of the matters to be put before the Advantage Meeting are set forth in the Information Circular.

The record date (the "ADVANTAGE RECORD DATE") for determination of Advantage Unitholders entitled to receive notice of and to vote at the Advantage Meeting is May 12, 2006. Only Advantage Unitholders whose names have been entered in the register of Advantage Units on the close of business on the Advantage Record Date will be entitled to receive notice of and to vote at the Advantage Meeting. Holders of Advantage Units who acquire Advantage Units after the Advantage Record Date will not be entitled to vote such Advantage Units at the Advantage Meeting.

Pursuant to the Interim Order, each Advantage Unit entitled to be voted at the Advantage Meeting will entitle the holder to one vote at the Advantage Meeting.

AN ADVANTAGE UNITHOLDER MAY ATTEND THE ADVANTAGE MEETING IN PERSON OR MAY BE REPRESENTED BY PROXY. ADVANTAGE UNITHOLDERS WHO ARE UNABLE TO ATTEND THE ADVANTAGE MEETING OR ANY ADJOURNMENT THEREOF IN PERSON ARE REQUESTED TO DATE, SIGN AND RETURN THE ACCOMPANYING FORM OF PROXY FOR USE AT THE ADVANTAGE MEETING OR ANY ADJOURNMENT THEREOF. TO BE EFFECTIVE, THE PROXY MUST BE RECEIVED BY COMPUTERSHARE TRUST COMPANY OF CANADA, STOCK TRANSFER DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1 BY 4:30 P.M. (CALGARY
TIME) ON JUNE 20, 2006 OR THE LAST BUSINESS DAY PRIOR TO THE DATE OF ANY ADJOURNMENT OF THE ADVANTAGE MEETING.

A PROXYHOLDER HAS DISCRETION UNDER THE ACCOMPANYING FORM OF PROXY TO CONSIDER A NUMBER OF MATTERS RELATING TO THE ARRANGEMENT. HOLDERS OF ADVANTAGE UNITS WHO ARE PLANNING ON RETURNING THE ACCOMPANYING FORM OF PROXY ARE ENCOURAGED TO REVIEW THE INFORMATION CIRCULAR CAREFULLY BEFORE SUBMITTING THE PROXY FORM. FOR ASSISTANCE, SEE THE BACK COVER OF THIS INFORMATION CIRCULAR.

REGISTERED HOLDERS OF ADVANTAGE UNITS HAVE THE RIGHT TO DISSENT WITH RESPECT TO THE ADVANTAGE ARRANGEMENT RESOLUTION AND, IF THE ADVANTAGE ARRANGEMENT RESOLUTION BECOMES EFFECTIVE, TO BE PAID THE FAIR VALUE OF THEIR ADVANTAGE UNITS IN ACCORDANCE WITH THE PROVISIONS OF SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA) AND THE INTERIM ORDER. AN ADVANTAGE UNITHOLDER'S RIGHT TO DISSENT IS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR AND THE TEXT OF SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA) IS SET FORTH IN APPENDIX H TO THE INFORMATION CIRCULAR. A DISSENTING ADVANTAGE UNITHOLDER MUST SEND ADVANTAGE, C/O ITS COUNSEL, BURNET, DUCKWORTH & PALMER LLP, 1400, 350
- 7TH AVENUE S.W., CALGARY, ALBERTA, T2P 3N9, ATTENTION: DANIEL J. MCDONALD, Q.C., A WRITTEN OBJECTION TO THE ADVANTAGE ARRANGEMENT RESOLUTION, WHICH WRITTEN OBJECTION MUST BE RECEIVED BY 4:00 P.M. ON JUNE 21, 2006 OR THE LAST BUSINESS DAY IMMEDIATELY PRECEDING THE DATE OF ANY ADJOURNMENT OF THE ADVANTAGE MEETING.

FAILURE TO STRICTLY COMPLY WITH THE REQUIREMENTS SET FORTH IN SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA) MAY RESULT IN THE LOSS OF ANY RIGHT TO DISSENT. PERSONS WHO ARE BENEFICIAL OWNERS OF ADVANTAGE UNITS REGISTERED IN THE NAME OF A BROKER, CUSTODIAN, NOMINEE OR OTHER INTERMEDIARY WHO WISH TO DISSENT SHOULD BE AWARE THAT ONLY THE REGISTERED HOLDERS OF ADVANTAGE UNITS ARE ENTITLED TO DISSENT. ACCORDINGLY, A BENEFICIAL OWNER OF ADVANTAGE UNITS
DESIRING TO EXERCISE THE RIGHT TO DISSENT MUST MAKE ARRANGEMENTS FOR THE ADVANTAGE UNITS BENEFICIALLY OWNED BY SUCH HOLDER TO BE REGISTERED IN SUCH HOLDER'S NAME PRIOR TO THE TIME THE WRITTEN OBJECTION TO THE ADVANTAGE ARRANGEMENT RESOLUTION IS REQUIRED TO BE RECEIVED BY ADVANTAGE OR, ALTERNATIVELY, MAKE ARRANGEMENTS FOR THE REGISTERED HOLDER OF SUCH ADVANTAGE UNITS TO DISSENT ON BEHALF OF THE HOLDER.

Dated at the City of Calgary, in the Province of Alberta, this 12th day of May, 2006.

                           BY ORDER OF THE BOARD OF DIRECTORS OF
                           ADVANTAGE OIL & GAS LTD.


                           (signed) "KELLY DRADER"
                           Kelly Drader, President and Chief Executive Officer Advantage Oil & Gas Ltd., on behalf of
                           Advantage Energy Income Fund

                             KETCH RESOURCES TRUST
                 NOTICE OF SPECIAL MEETING OF KETCH UNITHOLDERS
                            TO BE HELD JUNE 22, 2006

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "INTERIM ORDER") of the Court of Queen's Bench of Alberta dated May 12, 2006, a special meeting (the "KETCH MEETING") of the holders ("KETCH UNITHOLDERS") of trust units ("KETCH UNITS") of Ketch Resources Trust ("KETCH") will be held in the Strand and Tivoli Rooms of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta on June 22, 2006, at 9:00 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "KETCH ARRANGEMENT RESOLUTION"), the full text of which is set forth in Appendix B to the accompanying joint information circular and proxy statement dated May 12, 2006 (the "INFORMATION CIRCULAR") to approve a plan of arrangement under Section 193 of the BUSINESS CORPORATIONS ACT (Alberta) (the "ARRANGEMENT"), all as more particularly described in the Information Circular; and

(b) to transact such further and other business as may properly be brought before the Ketch Meeting or any adjournment thereof.

Specific details of the matters to be put before the Ketch Meeting are set forth in the Information Circular.

The record date (the "KETCH RECORD DATE") for determination of Ketch Unitholders entitled to receive notice of and to vote at the Ketch Meeting is May 12, 2006. Only Ketch Unitholders whose names have been entered in the register of Ketch Units on the close of business on the Ketch Record Date will be entitled to receive notice of and to vote at the Ketch Meeting. Holders of Ketch Units who acquire Ketch Units after the Ketch Record Date will not be entitled to vote such Ketch Units at the Ketch Meeting.

Pursuant to the Interim Order, each Ketch Unit entitled to be voted at the Ketch Meeting will entitle the holder to one vote at the Ketch Meeting.

A KETCH UNITHOLDER MAY ATTEND THE KETCH MEETING IN PERSON OR MAY BE REPRESENTED BY PROXY. KETCH UNITHOLDERS WHO ARE UNABLE TO ATTEND THE KETCH MEETING OR ANY ADJOURNMENT THEREOF IN PERSON ARE REQUESTED TO DATE, SIGN AND RETURN THE ACCOMPANYING FORM OF PROXY FOR USE AT THE KETCH MEETING OR ANY ADJOURNMENT THEREOF. TO BE EFFECTIVE, THE PROXY MUST BE RECEIVED BY VALIANT TRUST COMPANY AT SUITE 310, 606 - 4TH STREET S.W., CALGARY, ALBERTA T2P 1T1 BY 4:30 P.M. (CALGARY TIME) ON JUNE 20, 2006 OR THE LAST BUSINESS DAY PRIOR TO THE DATE OF ANY ADJOURNMENT OF THE KETCH MEETING.

A PROXYHOLDER HAS DISCRETION UNDER THE ACCOMPANYING FORM OF PROXY TO CONSIDER A NUMBER OF MATTERS RELATING TO THE ARRANGEMENT. HOLDERS OF KETCH UNITS WHO ARE PLANNING ON RETURNING THE FORM OF PROXY ARE ENCOURAGED TO REVIEW THE
INFORMATION CIRCULAR CAREFULLY BEFORE SUBMITTING THE PROXY FORM. FOR ASSISTANCE, SEE THE BACK COVER OF THIS INFORMATION CIRCULAR.

REGISTERED HOLDERS OF KETCH UNITS HAVE THE RIGHT TO DISSENT WITH RESPECT TO THE KETCH ARRANGEMENT RESOLUTION AND, IF THE KETCH ARRANGEMENT RESOLUTION BECOMES EFFECTIVE, TO BE PAID THE FAIR VALUE OF THEIR KETCH UNITS IN ACCORDANCE WITH THE PROVISIONS OF SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA) AND THE INTERIM ORDER. A KETCH UNITHOLDER'S RIGHT TO DISSENT IS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR AND THE TEXT OF SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA) IS SET FORTH IN APPENDIX H TO THE INFORMATION CIRCULAR. A DISSENTING KETCH UNITHOLDER MUST SEND TO KETCH, C/O ITS COUNSEL, OSLER, HOSKIN & HARCOURT LLP, SUITE 2500, TRANSCANADA TOWER, 450 - 1ST STREET S.W., CALGARY, ALBERTA T2P 5H1, ATTENTION: TRISTRAM J. MALLETT, A WRITTEN OBJECTION TO THE KETCH ARRANGEMENT RESOLUTION, WHICH WRITTEN OBJECTION MUST BE RECEIVED BY 4:00 P.M. ON JUNE 21, 2006 OR THE LAST BUSINESS DAY IMMEDIATELY PRECEDING THE DATE OF ANY ADJOURNMENT OF THE KETCH MEETING.

FAILURE TO STRICTLY COMPLY WITH THE REQUIREMENTS SET FORTH IN SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA), MAY RESULT IN THE LOSS OF ANY RIGHT TO DISSENT. PERSONS WHO ARE BENEFICIAL OWNERS OF KETCH UNITS REGISTERED IN THE NAME OF A BROKER, CUSTODIAN, NOMINEE OR OTHER INTERMEDIARY WHO WISH TO DISSENT

SHOULD BE AWARE THAT ONLY THE REGISTERED HOLDERS OF KETCH UNITS ARE ENTITLED TO DISSENT. ACCORDINGLY, A BENEFICIAL OWNER OF KETCH UNITS DESIRING TO EXERCISE THE RIGHT TO DISSENT MUST MAKE ARRANGEMENTS FOR THE KETCH UNITS BENEFICIALLY OWNED BY SUCH HOLDER TO BE REGISTERED IN SUCH HOLDER'S NAME PRIOR TO THE TIME THE WRITTEN OBJECTION TO THE KETCH ARRANGEMENT RESOLUTION IS REQUIRED TO BE RECEIVED BY KETCH OR, ALTERNATIVELY, MAKE ARRANGEMENTS FOR THE REGISTERED HOLDER OF SUCH KETCH UNITS TO DISSENT ON BEHALF OF THE HOLDER.

Dated at the City of Calgary, in the Province of Alberta, this 12th day of May, 2006.

                                    BY ORDER OF THE BOARD OF DIRECTORS OF
                                    KETCH RESOURCES LTD.


                                    (signed) "ANDY MAH"
                                    Andy Mah, President
                                    Ketch Resources Ltd., the administrator of Ketch Resources Trust

                    IN THE COURT OF QUEEN'S BENCH OF ALBERTA
                          JUDICIAL DISTRICT OF CALGARY

                  IN THE MATTER OF SECTION 193 OF THE BUSINESS
               CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

          AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING, INTER ALIA, ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD., KETCH RESOURCES TRUST, KETCH RESOURCES LTD., ADVANTAGE EXCHANGECO II LTD., ADVANTAGE INVESTMENT MANAGEMENT LTD., 1231803 ALBERTA LTD., THE UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND AND THE UNITHOLDERS OF KETCH RESOURCES TRUST

                            NOTICE OF JOINT PETITION

NOTICE IS HEREBY GIVEN that a petition (the "PETITION") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "COURT") on behalf of Advantage Energy Income Fund ("ADVANTAGE"), Advantage Oil & Gas Ltd. ("AOG") Ketch Resources Trust ("KETCH"), Ketch Resources Ltd. ("KRL"), Advantage ExchangeCo II Ltd. ("ADVANTAGE EXCHANGECO"), Advantage Investment Management Ltd. ("AIM") and 1231803 Alberta Ltd., ("MFCORP"), with respect to a proposed arrangement (the "ARRANGEMENT") under Section 193 of the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving INTER ALIA, Advantage, AOG, Ketch, KRL, Advantage ExchangeCo, AIM, MFCorp, the holders of trust units of Advantage (the "ADVANTAGE Unitholders") and the holders of trust units of Ketch (the "KETCH UNITHOLDERS"), which Arrangement is described in greater detail in the Joint Information Circular and Proxy Statement of Advantage and Ketch dated May 12, 2006, accompanying this Notice of Joint Petition. At the hearing of the Petition, Advantage, Ketch, AOG, Ketch, KRL, Advantage ExchangeCo, AIM and MFCorp intend to seek:

(a) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b) an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on Advantage, AOG, Ketch, KRL, Advantage ExchangeCo, AIM and MFCorp, the Advantage Unitholders and the Ketch Unitholders and all other affected persons on and after the Effective Date, as defined in the Arrangement; and

(d) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States of America afforded by Section 3(a)(10) of the U.S. SECURITIES ACT OF 1933, as amended, with respect to the trust units of Advantage to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 22nd day of June, 2006 at 1:30 p.m. (Calgary
time), or as soon thereafter as counsel may be heard. Any Advantage Unitholder, Ketch Unitholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. ANY ADVANTAGE UNITHOLDER, KETCH UNITHOLDER OR ANY OTHER INTERESTED PARTY DESIRING TO APPEAR AT THE HEARING IS REQUIRED TO FILE WITH THE COURT OF QUEEN'S BENCH OF ALBERTA, JUDICIAL DISTRICT OF CALGARY, AND SERVE UPON ADVANTAGE AND KETCH ON OR BEFORE NOON (CALGARY TIME) ON JUNE 16, 2006, A NOTICE OF INTENTION TO APPEAR, INCLUDING AN ADDRESS FOR SERVICE IN THE PROVINCE OF ALBERTA, TOGETHER WITH ANY EVIDENCE OR MATERIALS WHICH ARE TO BE PRESENTED TO THE COURT. Service on Advantage and Ketch is to be effected by delivery to the solicitors for Advantage and the solicitors for Ketch at their respective addresses set out below. If any Advantage Unitholder, Ketch Unitholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Advantage, AOG, Ketch, KRL, Advantage ExchangeCo, AIM and MFCorp and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Advantage Unitholders and Ketch Unitholders for the purpose of such Unitholders voting upon a resolution to approve the Arrangement and has directed that registered Advantage Unitholders and Ketch Unitholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as amended by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Advantage Unitholders, Ketch Unitholders or any other interested party requesting the same by the under mentioned solicitors for Advantage or Ketch upon written request delivered to such solicitors as follows:

SOLICITORS FOR ADVANTAGE:                    SOLICITORS FOR KETCH:

   Burnet, Duckworth & Palmer LLP               Osler, Hoskin & Harcourt LLP
   1400, 350 - 7th Avenue S.W.                  Suite 2500, TransCanada Tower
   Calgary, Alberta T2P 3N9                     450 - 1st Street S.W.
   Attention:  Daniel J. McDonald, Q.C.         Calgary, Alberta T2P 5H1
                                                Attention: Tristram J. Mallett

DATED at the City of Calgary, in the Province of Alberta, this 12th day of May, 2006.

                            BY ORDER OF THE BOARD OF DIRECTORS OF
                            ADVANTAGE OIL & GAS LTD.

                            (signed) "KELLY DRADER"
                            Kelly Drader, President and Chief Executive Officer Advantage Oil & Gas Ltd., on behalf of
                            Advantage Energy Income Fund

                            BY ORDER OF THE BOARD OF DIRECTORS OF
                            KETCH RESOURCES LTD.

                            (signed) "ANDY MAH"
                            Andy Mah, President
                            Ketch Resources Ltd., the administrator of Ketch Resources Trust

                           JOINT INFORMATION CIRCULAR

INTRODUCTION

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF: (I) THE MANAGEMENT OF AOG FOR USE AT THE ADVANTAGE MEETING AND ANY ADJOURNMENT THEREOF; AND (II) THE MANAGEMENT OF KRL FOR USE AT THE KETCH MEETING AND ANY ADJOURNMENT THEREOF. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THE ARRANGEMENT OR ANY OTHER MATTERS TO BE CONSIDERED AT THE MEETINGS OTHER THAN THOSE CONTAINED IN THIS INFORMATION CIRCULAR AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

THE INFORMATION CONCERNING ADVANTAGE CONTAINED IN THIS INFORMATION CIRCULAR HAS BEEN PROVIDED BY ADVANTAGE. ALTHOUGH KETCH HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY OF SUCH INFORMATION IS UNTRUE OR INCOMPLETE, KETCH DOES NOT ASSUME ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY ADVANTAGE TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH ARE UNKNOWN TO KETCH.

THE INFORMATION CONCERNING KETCH CONTAINED IN THIS INFORMATION CIRCULAR HAS BEEN PROVIDED BY KETCH. ALTHOUGH ADVANTAGE HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY OF SUCH INFORMATION IS UNTRUE OR INCOMPLETE, ADVANTAGE DOES NOT ASSUME ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY KETCH TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH ARE UNKNOWN TO ADVANTAGE.

Advantage and Ketch have engaged Kingsdale to encourage the return of completed proxies by Unitholders, to solicit proxies in favour of the Arrangement Resolutions and the other matters to be considered at the Meetings, and to assist Ketch Unitholders in completing and returning the Letters of Transmittal. The fees for the information agent and proxy solicitation services provided by Kingsdale are based on a flat fee program management fee and a communications fee (per contact). Advantage and Ketch do not expect that the costs in respect of such services will exceed $200,000. Fees payable to Kingsdale will be paid by Ketch and Advantage.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, which agreement is attached as Appendix D to this Information Circular. YOU ARE URGED TO CAREFULLY READ THE FULL TEXT OF THE PLAN OF ARRANGEMENT.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "GLOSSARY OF TERMS". Information contained in this Information Circular is given as of May 12, 2006 unless otherwise specifically stated.

DISTRIBUTABLE CASH

This Information Circular contains information regarding cash distributions paid and declared and payable by each of Advantage and Ketch as well as Advantage's ongoing distribution policy assuming the Arrangement is effective. A return on an investment in Units is not comparable to the return on an investment in a fixed income security. The recovery of an initial investment in Advantage or Ketch is at risk, and the anticipated return on such investment is based on many performance assumptions. Although Advantage intends to make distributions of its available cash to Advantage Unitholders following completion of the Arrangement, these cash distributions may be reduced or suspended. CASH DISTRIBUTIONS ARE NOT GUARANTEED. In addition, the market value of Advantage Units may decline if Advantage's cash distributions decline in the future, and any such market value decline may be material. IT IS IMPORTANT FOR AN INVESTOR TO CONSIDER THE PARTICULAR RISK FACTORS THAT MAY AFFECT THE
INDUSTRY IN WHICH IT IS INVESTING, AND THEREFORE THE STABILITY OF THE DISTRIBUTIONS THAT IT RECEIVES. SEE "INFORMATION CONCERNING ADVANTAGE ENERGY INCOME FUND - RISK FACTORS", "INFORMATION CONCERNING KETCH RESOURCES TRUST -
RISK FACTORS" AND "PRO FORMA INFORMATION CONCERNING ADVANTAGE AFTER GIVING EFFECT TO THE ARRANGEMENT - RISK FACTORS" IN THIS INFORMATION CIRCULAR. THESE SECTIONS ALSO DESCRIBE ADVANTAGE'S AND KETCH'S ASSESSMENT OF THOSE RISK FACTORS, AS WELL AS THE POTENTIAL CONSEQUENCES TO AN INVESTOR IF A RISK SHOULD OCCUR.

The after tax return from an investment in Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting a Canadian investor's after tax return. Returns on capital are generally taxed as ordinary income in the hands of a Canadian Unitholder. Returns of capital in Canada are generally tax deferred (and reduce a Unitholder's cost base in the Unit for tax purposes). See "THE ARRANGEMENT - CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".

FORWARD-LOOKING STATEMENTS

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements. Unitholders and potential investors can identify many of these statements by looking for words such as "may", "believe", "expects", "will", "intends", "should", "plan", "predict", "potential", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof or other comparable terminology. These forward-looking statements include, without limitation, statements with respect to: the future financial position, business strategy, proposed acquisitions or dispositions, budgets, litigation, projected costs and plans and objectives of or involving Advantage or Ketch; amounts to be retained by Advantage for growth; capital expenditures; the amount and timing of the payment of the distributions of Advantage; payout ratios; expectation of future production rates; access to credit facilities, capital taxes; income taxes; commodity prices; administration costs; commodity price risk management activity; components of cash flow and earnings; the timing of the Final Order; the Effective Date of the Arrangement; and the satisfaction of conditions for listing on stock exchanges and the timing thereof. Actual events or results may differ materially. Forward-looking statements are based on the estimates and opinions of AOG's and KRL's management at the time the statements were made. In addition, forward-looking statements may include statements attributable to third party industry sources. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this Information Circular. Although Advantage and Ketch believe that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, imprecision of reserve estimates, environmental risks, the inability to meet listing standards, the inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, competition from other industry participants, the lack of availability of qualified personnel or management or oilfield services, failure to realize the anticipated benefits of the Arrangement, stock market volatility and the inability to access sufficient capital from internal and external sources, fluctuation in foreign exchange or interest rates, and the risk that actual results will vary from the results forecasted and such variations may be material. Readers are cautioned that the foregoing list is not exhaustive.

The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes. Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THE INFORMATION SET FORTH UNDER THE HEADINGS "RISK FACTORS", IDENTIFIES ADDITIONAL FACTORS THAT COULD AFFECT THE OPERATING RESULTS AND PERFORMANCE OF ADVANTAGE AND KETCH. WE URGE UNITHOLDERS AND POTENTIAL INVESTORS TO CAREFULLY CONSIDER THOSE FACTORS.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Advantage and Ketch undertake no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

BARREL OF OIL EQUIVALENCY

THE TERM "BARRELS OF OIL EQUIVALENT" ("BOE") MAY BE MISLEADING, PARTICULARLY IF USED IN ISOLATION. A BOE CONVERSION RATIO OF SIX THOUSAND CUBIC FEET PER BARREL (6 MCF: 1 BBL) OF NATURAL GAS TO BARRELS OF OIL EQUIVALENCE IS BASED ON AN ENERGY EQUIVALENCY CONVERSION METHOD PRIMARILY APPLICABLE AT THE BURNER TIP AND DOES NOT REPRESENT A VALUE EQUIVALENCY AT THE WELLHEAD.

ADVICE TO BENEFICIAL HOLDERS OF ADVANTAGE UNITS AND KETCH UNITS

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name. Unitholders who do not hold their Units in their own name
("BENEFICIAL UNITHOLDERS") should note that only proxies deposited by Unitholders whose names appear on the records of the registrar and transfer agent for Advantage or Ketch, as the case may be, as the registered holders of Units can be recognized and acted upon at the applicable Meeting. If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder's name on the records of Advantage or Ketch. Such Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Units are registered under the name of CDS & Co., the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms. Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Units for their clients. Advantage and Ketch may not know for whose benefit the Units registered in the name of CDS & Co. are held. The majority of Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of The Canadian Depositary for Securities Limited.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial unitholders in order to ensure that their Units are voted at the applicable Meeting. Often, the form of proxy supplied to a beneficial unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the beneficial unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scannable voting instruction form in lieu of the form of proxy. The beneficial holder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively the beneficial holder can call a toll-free telephone number or access the internet to vote the units held by the beneficial holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of units to be represented at a meeting. A beneficial unitholder receiving a voting instruction form cannot use that voting instruction form to vote Units directly at the Advantage Meeting or the Ketch Meeting as the voting instruction form must be returned as directed by ADP Investor Communications well in advance of the applicable Meeting in order to have the Units voted.

Although you may not be recognized directly at the Advantage Meeting or the Ketch Meeting for the purposes of voting Advantage Units or Ketch Units registered in the name of your broker or other intermediary, you may attend at the Advantage Meeting or the Ketch Meeting, as the case may be, as a proxyholder for the registered holder and vote your Advantage Units or Ketch Units in that capacity. If you wish to attend the applicable Meeting and vote your own Advantage Units or Ketch Units, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Advantage Meeting or the Ketch Meeting.

See "GENERAL PROXY MATTERS".

SUPPLEMENTARY DISCLOSURE - NON-CANADIAN GAAP MEASURES

This Information Circular contains references to terms commonly used in the oil and gas industry. "Cash flow from operations", "distributable cash", "income available for distribution", "cash-on-cash yield" and "available cash" are not defined by Canadian GAAP and are referred to as non-Canadian GAAP measures. Management believes that use of these non-GAAP terms is appropriate as they provide Unitholders with useful information. Cash flow from operations is a useful measure as it demonstrates the amount available to make distributions, repay debt and to fund future growth through capital investment. Management of AOG and KRL also use cash flow from operations to analyze operating performance and leverage. Cash flow from operations should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with Canadian GAAP as an indicator of performance. Advantage's and Ketch's determination of cash flow from operations or cash flow from operations per unit (basic and diluted) may not be comparable to the calculation of similar measures for other entities. Cash flow from operations per unit is calculated using the basic and diluted weighted average number of units for the period. Distributable cash and income available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash flow from operations, distributable cash and income available for distribution and cash-on-cash yield should not be construed as an alternate to net income (loss) as determined by Canadian GAAP and may not be comparable to similar measures disclosed by other issuers. The reconciliation of cash flow from operations to net income (loss) from operating activities can be found in the statement of cash flow as detailed in the consolidated financial statements of Advantage and Ketch included or incorporated by reference in this Information Circular. AOG's and KRL's management's discussion and analysis, incorporated herein, also contains other terms such as "net debt" and "operating netbacks", which are not recognized measures under Canadian GAAP. Management of AOG and KRL believe these measures are useful supplemental measures of firstly, the total amount of current and long-term debt the issuer has and secondly, the amount of revenues received after royalties and operating costs. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income (loss) determined in accordance with Canadian GAAP as measures of performance. Advantage's and Ketch's method of calculating these non-GAAP measures may differ from other companies, and, accordingly, may not be comparable to measures used by other companies. INVESTORS ARE ALSO CAUTIONED THAT CASH-ON-CASH YIELD REPRESENTS A BLEND OF RETURN OF THE INVESTOR'S INITIAL INVESTMENT AND A RETURN ON THE INVESTOR'S INITIAL INVESTMENT AND IS NOT COMPARABLE TO TRADITIONAL YIELD ON DEBT INSTRUMENTS WHERE INVESTORS ARE ENTITLED TO FULL RETURN OF THE PRINCIPAL AMOUNT OF DEBT ON MATURITY IN ADDITION TO A RETURN ON INVESTMENT THROUGH INTEREST PAYMENTS.

INFORMATION FOR UNITED STATES UNITHOLDERS

None of the securities to be issued to United States Unitholders in exchange for their Units under the Arrangement have been or will be registered under the 1933 Act, and such securities are being issued to United States Unitholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act. The solicitation of proxies for the Meetings is not subject to the proxy requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.
Specifically, information concerning the operations of Advantage and Ketch contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited and audited pro forma and historical financial and operating statements of Advantage and Ketch included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

However, Advantage has filed with the SEC annual reports on Form 40-F for the year ended December 31, 2005, which include audited consolidated financial statements for the years ended December 31, 2005 and 2004 prepared in accordance with Canadian GAAP. In accordance with the requirements of U.S. Securities Laws, Advantage's Form 40-F includes information on the material variations in the accounting principles, practices and methods used in preparing such financial statements from the principles, practices and methods generally accepted in the United States with respect to financial statements in the Form 40-F. Advantage's Form 40-F for the year ended December 31, 2005 may be obtained for free at the SEC's internet web site at WWW.SEC.GOV.

In addition, data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Advantage and Ketch are trusts settled under the laws of the Province of Alberta, that their officers and directors and trustees, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Advantage, Ketch, AOG and KRL and such other Persons are, or will be, located outside the United States.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who were "affiliates" of Advantage, Ketch, AOG or KRL immediately prior to the Arrangement and Persons who are "affiliates" of Advantage or AOG after the Arrangement. See "THE ARRANGEMENT - SECURITIES LAW MATTERS - UNITED STATES" in this Information Circular.

See "THE ARRANGEMENT - UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS" for certain information concerning the tax consequences of the Arrangement for Unitholders who are United States taxpayers.

THE ADVANTAGE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CURRENCY EXCHANGE RATES

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the 1st day of each month during such periods; and
(iii) the high and low exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                   3 MONTHS ENDED
                                     MARCH 31,                       YEAR ENDED DECEMBER 31,
                                   --------------       -------------------------------------------
                                        2006             2005               2004             2003
                                        ----             ----               ----             ----
Rate at end of Period                  $0.8569          $0.8579            $0.8310          $0.7738
Average rate during Period             $0.8738          $0.8241            $0.7719          $0.7205
High                                   $0.8834          $0.8690            $0.8493          $0.7738
Low                                    $0.8528          $0.7872            $0.7158          $0.6350

On May 11, 2006, the noon buying rate for $1.00 Canadian was $0.9100 United States.

                               GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof.

"000S" means thousands;

"1933 ACT" means the UNITED STATES SECURITIES ACT OF 1933, as amended;

"1934 ACT" means the UNITED STATES SECURITIES EXCHANGE ACT OF 1934, as amended;

"1146921" means 1146921 Alberta Ltd., a corporation incorporated under the ABCA and since amalgamated under the ABCA with KRL, Bear Creek Energy Ltd. and KRL Acquisition Corp. to form the Administrator as a step to the Ketch Arrangement;

"ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"ACQUISITION PROPOSAL" means, with respect to Advantage or Ketch, any inquiry or the making of any proposal to such Party or its Unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its Unitholders of any securities of such Party (other than on exercise or conversion of currently outstanding Advantage Rights, Advantage Debentures, Ketch 6.50% Debentures or pursuant to the Ketch DRIP or Ketch Warrants, as applicable) or its Subsidiaries; (ii) any acquisition of assets representing more than 20% of the total assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under the Arrangement Agreement or the Arrangement;

"ADMINISTRATOR" or "KRL" means Ketch Resources Ltd., a corporation formed by the amalgamation under the ABCA of KRL, Bear Creek Energy Ltd., 1146921 and KRL Acquisition Corp., as a step to the Ketch Arrangement;

"ADVANTAGE" means Advantage Energy Income Fund, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Advantage Trust Indenture;

"ADVANTAGE 7.50% DEBENTURES" means the 7.50% convertible unsecured subordinated debentures of Advantage;

"ADVANTAGE 7.75% DEBENTURES" means the 7.75% convertible unsecured subordinated debentures of Advantage;

"ADVANTAGE 8.25% DEBENTURES" means the 8.25% convertible unsecured subordinated debentures of Advantage;

"ADVANTAGE 9% DEBENTURES" means the 9% convertible unsecured subordinated debentures of Advantage;

"ADVANTAGE 10% DEBENTURES" means the 10% convertible unsecured subordinated debentures of Advantage;

"ADVANTAGE AIF" means the Annual Information Form of Advantage dated March 7, 2006 incorporated by reference into this Information Circular;

"ADVANTAGE ARRANGEMENT PARTIES" means Advantage, AOG, AIM and Advantage ExchangeCo;

"ADVANTAGE ARRANGEMENT RESOLUTION" means the special resolution in respect of the Arrangement, including the Advantage Management Internalization, in substantially the form attached as Appendix A to the Information Circular to be voted upon by Advantage Unitholders at the Advantage Meeting;

"ADVANTAGE BOARD" or "ADVANTAGE BOARD OF DIRECTORS" means the board of directors of AOG as it may be comprised from time to time;

"ADVANTAGE COMMON SHARES" means the common shares of AOG;

"ADVANTAGE CREDIT FACILITIES" means the credit facilities described under the heading "INFORMATION CONCERNING ADVANTAGE ENERGY INCOME FUND - EXTERNAL DEBT";

"ADVANTAGE DAMAGES EVENT" means the events described in the Arrangement Agreement which, upon their occurrence would require payment by Ketch of the Advantage Termination Fee;

"ADVANTAGE DEBENTURES" means, collectively, the Advantage 7.50% Debentures, the Advantage 7.75% Debentures, the Advantage 8.25% Debentures, the Advantage 9% Debentures and the Advantage 10% Debentures;

"ADVANTAGE DEBENTURE INDENTURES" means the debenture indenture dated October 18, 2002 governing the terms and conditions of the Advantage 10% Debentures, the debenture indenture dated July 8, 2003 governing the terms and conditions of the Advantage 9% Debentures, the first supplemental debenture indenture dated December 2, 2003 governing the terms and conditions of the Advantage
8.25% Debentures, and the second supplemental indenture dated September 14, 2004 governing the terms and conditions of the Advantage 7.75% Debentures and the Advantage 7.50% Debentures, in each case among Advantage, AOG and the Advantage Debenture Trustee;

"ADVANTAGE DEBENTURE TRUSTEE" means Computershare Trust Company of Canada;

"ADVANTAGE EXCHANGECO" means Advantage ExchangeCo II Ltd., a corporation incorporated under the ABCA;

"ADVANTAGE EXCHANGECO SHARES" means the common shares of Advantage ExchangeCo;

"ADVANTAGE FAIRNESS OPINIONS" means the opinions of RBC Dominion Securities Inc., a member company of RBC Capital Markets, dated May 12, 2006, copies of which are attached as Appendix E to this Information Circular;

"ADVANTAGE INTERNALIZATION LETTER AGREEMENT" means the letter agreement dated April 24, 2006 among Advantage, AOG and AIM;

"ADVANTAGE MANAGEMENT AGREEMENT" means the management agreement dated May 24, 2001, as amended and restated on October 4, 2004 and December 30, 2005 among AIM, AOG and the Advantage Trustee;

"ADVANTAGE MANAGEMENT INTERNALIZATION" means the internalization of AIM as contemplated by the Arrangement and the Advantage Internalization Letter Agreement;

"ADVANTAGE MATERIAL AGREEMENTS" means, collectively, the Advantage Management Agreement, the Advantage Trust Indenture, the Advantage Debenture Indentures, the Advantage Shareholder Agreement and the Advantage Royalty Agreement;

"ADVANTAGE MEETING" means the special meeting of Advantage Unitholders to be held to consider, among other things, the Arrangement Resolution (including the Advantage Management Internalization), the Advantage RU Plan and related matters, and any adjournment(s) thereof;

"ADVANTAGE NOTES" means the unsecured subordinated promissory notes of AOG issued from time to time;

"ADVANTAGE PARTIES" means, collectively and taken as a whole, Advantage and AOG and "ADVANTAGE PARTY" means either one of them;

"ADVANTAGE RECORD DATE" means 5:00 p.m. (Calgary time) on May 12, 2006;

"ADVANTAGE REDEMPTION NOTES" or "REDEMPTION NOTES" means debt securities of Advantage issued from time to time to satisfy the redemption price of Advantage Units;

"ADVANTAGE REPORT" means the report of Sproule dated February 21, 2006 with an effective date of December 31, 2005 evaluating Advantage's oil, natural gas liquids and natural gas reserves;

"ADVANTAGE RIGHTS" means the outstanding rights to acquire Advantage Units pursuant to the Advantage Rights Incentive Plan;

"ADVANTAGE RIGHTS INCENTIVE PLAN" means the trust unit rights incentive plan of Advantage;

"ADVANTAGE ROYALTY" means the 95% interest in AOG's oil and natural gas and related hydrocarbons within, upon or under, certain of its oil and natural gas properties granted pursuant to the Advantage Royalty Agreement;

"ADVANTAGE ROYALTY AGREEMENT" means the amended and restated royalty agreement dated December 1, 2003 between AOG and the Advantage Trustee on behalf of Advantage;

"ADVANTAGE RU PLAN" means the Advantage restricted unit incentive plan attached hereto as Appendix I proposed to be implemented in connection with the Arrangement as described under the heading "OTHER MATTERS TO BE CONSIDERED AT THE ADVANTAGE MEETING";

"ADVANTAGE RU RESOLUTION" means the resolution of the Advantage Unitholders to be considered at the Advantage Meeting in respect of the Advantage RU Plan;

"ADVANTAGE SHAREHOLDER AGREEMENT" means the shareholder agreement dated as of May 24, 2001 among AOG, AIM and Montreal Trust Company of Canada, as predecessor to Computershare Trust Company of Canada;

"ADVANTAGE SERVICE PROVIDERS" means: (i) a director, officer or employee of Advantage or any of its Subsidiaries; (ii) any person or company engaged to provide ongoing management or consulting services for Advantage or for any entity controlled by Advantage or any of its Subsidiaries; and (iii) any person designated as such in writing by Advantage;

"ADVANTAGE SPECIAL COMMITTEE" means the special committee of the Advantage Board consisting of Carol Pennycook, Lamont Tolley, Steven Sharpe, Ron McIntosh, Roderick Myers and Rodger Tourigny;

"ADVANTAGE SPECIAL UNITS" means the non-voting Class A Units of Advantage;

"ADVANTAGE  TERMINATION  FEE"  means  the  termination  fee  payable  upon  the
occurrence  of  specified   events,  as  described  under  "THE  ARRANGEMENT  -
ARRANGEMENT AGREEMENT - TERMINATION FEES - ADVANTAGE TERMINATION FEE";

"ADVANTAGE TRUST INDENTURE" means the amended and restated trust indenture between Advantage Trustee and AOG dated as of April 17, 2001, as supplemented as of May 22, 2002 and amended and restated June 25, 2002, May 26, 2003, May 26, 2004, April 27, 2005 and December 13, 2005; as such indenture may be further amended by supplemental indentures from time to time or as may be amended and restated from time to time;

"ADVANTAGE TRUSTEE" means Computershare Trust Company of Canada, in its capacity as trustee under the Advantage Trust Indenture;

"ADVANTAGE  UNITHOLDERS"  means the  holders,  from time to time,  of Advantage
Units;

"ADVANTAGE UNITS" means the trust units of Advantage;

"AIM" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

"AIM PURCHASE PRICE" means $44 million;

"AIM SHARES" means the common shares in the capital of AIM;

"AIM SHAREHOLDERS" means the holders of AIM Shares;

"AMALGAMATIONCO" means the corporation to be formed upon the amalgamation of AOG, KRL, AIM and Advantage ExchangeCo pursuant to this Arrangement;

"AOG" means Advantage Oil & Gas Ltd., a corporation amalgamated under the ABCA;

"AOG COMMON SHARES" means the common shares of AOG;

"AOG PREFERRED SHARES" means the preferred shares of AOG;

"APPLICABLE CANADIAN SECURITIES LAWS" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

"APPLICABLE LAW", in the context that refers to one or more Persons, means that the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"ARRANGEMENT AGREEMENT" means the arrangement agreement dated April 24, 2006 among Advantage, AOG, Ketch, KRL, AIM and MFCorp, and any amendments thereto;

"ARRANGEMENT RESOLUTION" means, in respect of the Advantage Meeting, the special resolutions in respect of the Arrangement (including the Advantage Management Internalization) to be considered at the Advantage Meeting, and in respect of the Ketch Meeting, the special resolutions in respect of the Arrangement (including the Advantage Management Internalization) to be considered at the Ketch Meeting, the full text of which is set forth in Appendices A and B to the Information Circular, as the case may be;

"ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under Section 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"BUSINESS DAY" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

"CLOSING TIME" shall be 8:00 a.m. (Calgary time) on the later of June 23, 2006 and the Business Day immediately following the date the Final Order is granted, unless otherwise agreed to by Advantage and Ketch;

"CHANGE OF CONTROL" means, at any time after the Effective Date:

(i) the purchase or acquisition of any Voting Securities or Convertible Securities by a Holder which results in the Holder beneficially owning, or exercising control or direction over, Voting Securities or Convertible Securities such that, assuming only the conversion of
         Convertible Securities beneficially owned or over which control or direction is exercised by the Holders, the Holders would beneficially own, or exercise control or direction over, Voting Securities carrying the right to cast more than 50% of the votes attaching to all Voting Securities, but excluding any issue or sale of Voting Securities of Advantage to an investment dealer or group of investment dealers as underwriters for distribution to the public either by way of prospectus or private placement; or

(ii) the approval by Advantage Unitholders of an amalgamation, arrangement, merger or other consolidation or combination of Advantage with another entity (other than the Arrangement) which requires approval of Advantage Unitholders pursuant to its governing documents and pursuant to which Advantage Unitholders immediately thereafter do not own securities of the successor or continuing entity, which would entitle them to cast more than 50% of the votes attaching to all securities in the capital of the successor or continuing entity, which may be cast to elect directors of that corporation; or

(iii) the election at a meeting of Advantage Unitholders of that number of persons which would represent a majority of the Board of Directors of Advantage, as directors of AOG who are not included in the slate for election as directors proposed to Advantage Unitholders; or

(iv) approval by Advantage Unitholders of the liquidation, dissolution or winding-up of Advantage; or

(v) approval by Advantage Unitholders of the sale, lease or other disposition of all or substantially all of the assets of Advantage; or

(vi) the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections i., ii., iii., iv. and v. referred to above; or

(vii) a determination by the Board of Directors of Advantage that there has been a change, whether by way of a change in the holding of the Voting Securities of Advantage, in the ownership of Advantage's assets or by any other means, as a result of which any person or group of persons acting jointly or in concert is in a position to exercise effective control of Advantage;

"CODE" means the United States Internal Revenue Code of 1986, as amended;

"COMPETITION ACT" means the COMPETITION ACT, R.S.C. 1985, c. C-34, as amended;

"COMPETITION ACT APPROVAL" means that the Commissioner of Competition (the "COMMISSIONER") appointed under the Competition Act shall have: (i) issued an advance ruling certificate under Section 102 of the Competition Act; or (ii) advised the Parties in writing that the Commissioner has determined not to file an application for an order under Part VIII of the Competition Act and any terms and conditions attached to such advice shall be acceptable to the Parties;

"CONFIDENTIALITY AGREEMENT" means the confidentiality agreement dated December 5, 2005 between Ketch and Advantage;

"CONVERTIBLE SECURITIES" any securities convertible or exchangeable into Voting Securities or carrying the right or obligation to acquire Voting Securities;

"COURT" means the Court of Queen's Bench of Alberta;

"CRA" means the Canada Revenue Agency;

"DPSPS" means deferred profit sharing plans;

"DEPOSITARY" means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal;

"DISSENT RIGHTS" means the right of a registered Unitholder to dissent to the applicable Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with
Section 191 of the ABCA and the Interim Order;

"DISSENTING ADVANTAGE UNITHOLDERS" means registered Advantage Unitholders who validly exercise Dissent Rights;

"DISSENTING KETCH UNITHOLDERS" means registered Ketch Unitholders who validly exercise Dissent Rights;

"DISSENTING UNITHOLDERS" means Dissenting Advantage Unitholders and Dissenting Ketch Unitholders, collectively;

"EFFECTIVE DATE" means the date the Arrangement becomes effective under the ABCA;

"EFFECTIVE TIME" means 12:01 a.m. (Calgary time) on the Effective Date;

"ELIGIBLE INSTITUTION" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States);

"ESCROW   AGREEMENT"   means  the   agreements   to  be  entered  into  between
Computershare  Trust  Company  of  Canada,   Advantage  and  persons  receiving
Advantage Units as payment of the AIM Purchase Price;

"FAIRNESS OPINIONS" means, collectively, the Advantage Fairness Opinions and the Ketch Fairness Opinions, copies of which are attached as Appendices E and F to this Information Circular;

"FINAL ORDER" means the order of the Court approving the Arrangement pursuant to Section 193(9) of the ABCA in respect of the Advantage Parties, the Advantage Unitholders, the Ketch Parties, the Ketch Unitholders, AIM and MFCorp, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"GAAP" means generally accepted accounting principles;

"GLJ" means GLJ Petroleum Consultants Ltd., independent petroleum consultants carrying on business in Calgary, Alberta;

"GOVERNMENTAL ENTITY" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) self-regulatory organization or stock exchange including the TSX and the NYSE, (c) any subdivision, agent, commission, board or authority of any of the foregoing, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"HOLDER" means a registered holder of Advantage Units or Ketch Units, as the case may be, immediately prior to the Effective Time or any Person who surrenders to the Depositary certificates representing Advantage Units or Ketch Units, as the case may be, duly endorsed for transfer to such Person;

"INCOME  TAX ACT" or "TAX ACT" or "ITA"  means  the  INCOME  TAX ACT  (Canada),
R.S.C.  1985,  c.  1.  (5th  Supp),  as  amended,   including  the  regulations
promulgated thereunder;

"INFORMATION   CIRCULAR"  means  this  joint  information  circular  and  proxy statement dated May 12, 2006, together with all appendices hereto, distributed by Advantage and Ketch in connection with the Meetings;

"INTERIM  ORDER" means the Interim  Order of the Court dated May 12, 2006 under
Section 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meetings and issued pursuant to the petition of Advantage, AOG, Ketch, KRL, Advantage ExchangeCo, AIM and MFCorp, a copy of which order is attached as Appendix C to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"INVESTMENT CANADA ACT" means the Investment Canada Act, including the regulations thereunder, as amended;

"INVESTMENT CANADA ACT APPROVAL" means approval or deemed approval pursuant to the INVESTMENT CANADA ACT (Canada) by the applicable Minister;

"KETCH" means Ketch Resources Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Ketch Trust Indenture;

"KETCH 6.50% DEBENTURES" means the 6.50% convertible extendible unsecured subordinated debentures issued on May 18, 2005 pursuant to the Ketch 6.50% Debenture Indenture;

"KETCH 6.50% DEBENTURE INDENTURE" means the trust indenture dated as of May 18, 2005 between Ketch, KRL and the Ketch Debenture Trustee governing the terms of the Ketch 6.50% Debentures;

"KETCH ADMINISTRATION AGREEMENT" means the administration agreement dated December 16, 2004 between the Ketch Trustee and KRL;

"KETCH AIF" means the Annual Information Form of Ketch dated March 27, 2006 incorporated by reference into this Information Circular;

"KETCH ARRANGEMENT" means the plan of arrangement under Section 193 of the BUSINESS CORPORATIONS ACT (Alberta) involving Ketch, KRL, Bear Creek Energy Ltd., Bear Ridge Resources Ltd., Kereco Energy Ltd., Bear Creek Energy Ltd. securityholders and KRL securityholders which was completed on January 18, 2005;

"KETCH ARRANGEMENT PARTIES" means Ketch and KRL;

"KETCH ARRANGEMENT RESOLUTION" means the special resolution in respect of the Arrangement, including the Advantage Management Internalization, in substantially the form attached as Appendix B to the Information Circular to be voted upon by Ketch Unitholders at the Ketch Meeting;

"KETCH ASSETS" means all of the property, assets and undertaking of Ketch of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by Ketch's direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Ketch (other than one (1) Advantage Unit), but excluding, in all cases, an amount that Ketch may be required to pay to Dissenting Unitholders pursuant to the Plan of Arrangement;

"KETCH ASSUMED LIABILITIES" means all of the liabilities and obligations of Ketch, whether or not reflected on the books of Ketch including, for greater certainty, the Ketch 6.50% Debentures, but excluding, in all cases, an amount that Ketch may be required to pay to Dissenting Unitholders pursuant to the Plan of Arrangement;

"KETCH BOARD OF DIRECTORS" means the board of directors of KRL as it may be comprised from time to time;

"KETCH CREDIT FACILITIES means the credit facilities described under the heading "INFORMATION CONCERNING KETCH RESOURCES TRUST- EXTERNAL DEBT";

"KETCH DAMAGES EVENT" means the events described in the Arrangement Agreement which, upon their occurrence would require payment by Advantage of the Ketch Termination Fee;

"KETCH DEBENTURE TRUSTEE" means Valiant Trust Company;

"KETCH DRIP" means the distribution reinvestment plan and premium distribution reinvestment plan implemented by Ketch in January, 2006;

"KETCH FAIRNESS OPINIONS" means the opinions of BMO Nesbitt Burns Inc. and Tristone Capital Inc. dated May 12, 2006, copies of which are attached as Appendix F to this Information Circular;

"KETCH  MEETING" means the special  meeting of Ketch  Unitholders to be held to
consider  the  Arrangement   Resolution  (including  the  Advantage  Management
Internalization) and related matters, and any adjournment(s) thereof;

"KETCH NOTES" means the 9.25% unsecured, subordinated promissory notes issued by KRL and held by Ketch;

"KETCH NPI" means the 99% net profit interest in the resource properties of KRL granted by KRL to Ketch pursuant to the Ketch NPI Agreement;

"KETCH NPI AGREEMENT" means the net profits interest agreement dated January 18, 2005 between Ketch and the Administrator pursuant to which Ketch was the granted the Ketch NPI by KRL;

"KETCH PARTY" means, collectively and taken as a whole, Ketch and KRL;

"KETCH RECORD DATE" means 5:00 p.m. (Calgary time) on May 12, 2006;

"KETCH REPORT" means the report prepared by GLJ dated February 23, 2006 and effective as at December 31, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves of Ketch;

"KETCH RTU PLAN" means the restricted unit and performance plan of Ketch adopted as of January 18, 2005; "KETCH RTU'S" means restricted Ketch Units issued pursuant to the Ketch RTU Plan;

"KETCH SPECIAL COMMITTEE" means the special committee of the Ketch Board consisting of Grant Fagerheim, Gerry Romanzin, John Howard and Russell Tripp;

"KETCH TERMINATION FEE" means the termination fee payable upon the occurrence of specified events, as described under "THE ARRANGEMENT - ARRANGEMENT AGREEMENT - TERMINATION FEES - KETCH TERMINATION FEE";

"KETCH TRUST INDENTURE" means the trust indenture dated December 16, 2004 between the Ketch Trustee, KRL and Bear Creek Energy Ltd., as such indenture may be amended by supplemental indentures from time to time or as may be amended or restated from time to time;

"KETCH TRUSTEE" means Valiant Trust Company, in its capacity as the trustee under the Ketch Trust Indenture;

"KETCH UNITS" means the trust units of Ketch;

"KETCH UNITHOLDERS" means the holders from time to time of Ketch Units;

"KETCH WARRANTS" means the warrants to purchase Ketch Units which, when vested, are exercisable at a price of $8.64 per Ketch Unit;

"KINGSDALE" or "INFORMATION AGENT" means Kingsdale Shareholder Services Inc.;

"KRL" means Ketch Resources Ltd., a corporation amalgamated under the ABCA;

"KRL COMMON SHARES" means the common shares of KRL;

"LAWS" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);

"LETTER OF TRANSMITTAL" means the Letter of Transmittal enclosed with the Information Circular pursuant to which Ketch Unitholders are required to deliver certificates representing Ketch Units in order to receive the consideration payable to them pursuant to the Arrangement;

"MAILING DATE" means the date that Advantage and Ketch cause the mailing of the Information Circular to their respective Unitholders to occur;

"MATERIAL ADVERSE CHANGE" or "MATERIAL ADVERSE EFFECT" means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Tax Laws (iii) any decline in crude oil or natural gas prices on a current or forward basis (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of April 24, 2006, or (v) any changes arising from matters consented to or approved in writing by the Other Party;

"MEETING" means the Advantage Meeting or the Ketch Meeting, as applicable, and "MEETINGS" means both the Advantage Meeting and the Ketch Meeting;

"MFCORP" means 1231803 Alberta Ltd., a corporation incorporated under the ABCA;

"MFCORP ASSETS" means all of the property, assets and undertakings of MFCorp of whatsoever nature or kind, present and future, and wheresoever located, including, for greater certainty, the Advantage Special Units (other than $10.00);

"MFCORP ASSUMED LIABILITIES" means all of the liabilities and obligations of MFCorp, whether or not reflected on the books of MFCorp;

"MFCORP SHARES" means common shares of MFCorp;

"MFCORP SPECIAL SHARES" means special shares of MFCorp;

"NI 51-101" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

"NON-RESIDENT" means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"NOTICE OF JOINT PETITION" means the Notice of Joint Petition by Advantage, AOG, Advantage ExchangeCo, AIM, MFCorp, Ketch and KRL to the Court for the Final Order which accompanies this Information Circular;

"NOTICE OF MEETINGS" means, collectively, the Notice of Special Meeting of Advantage Unitholders and the Notice of Special Meeting of Ketch Unitholders which accompanies this Information Circular and "NOTICE OF MEETING" means any one of them, as applicable;

"NYSE" means the New York Stock Exchange;

"OSC RULE 61-501" means Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Business Combination and Related Party Transactions;

"OTHER PARTY" means with respect to the applicable  Advantage  Party(ies),  the
applicable   Ketch  Party(ies)  and,  with  respect  to  the  applicable  Ketch
Party(ies), the applicable Advantage Party(ies);

"PARTIES" means, collectively, the parties to the Arrangement Agreement, and "PARTY" means any one of them, or where implied by the context, means the Advantage Parties, AIM, MFCorp or the Ketch Parties, as the case may be;

"PERSON" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"PLAN" or "PLAN OF ARRANGEMENT" means the plan of arrangement attached as Schedule A to Appendix D to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"PUBLIC RECORD" means all information filed by either Advantage or Ketch, as the case may be, after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

"RECORD DATE" means the Advantage Record Date or the Ketch Record Date, as applicable;

"REGISTERED HOLDER" means the Person whose name appears on the register of Advantage or Ketch, as applicable, as the owner of Advantage Units or Ketch Units;

"REGISTRAR" means the Registrar appointed under Section 263 of the ABCA;

"REGULATION Q-27" means Regulation Q-27 Respecting Protection of Minority Shareholders in the Course of Certain Transactions (Quebec);

"REGULATION S" means Regulation S under the 1933 Act;

"RESIDENT" means a person who is not a Non-Resident;

"RESPS" means registered education savings plans;

"RRSPS" means registered retirement savings plans;

"RRIFS" means registered retirement income funds;

"SEC" means the United States Securities and Exchange Commission;

"SECURITIES AUTHORITIES" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"SPROULE" means Sproule Associates Limited, independent petroleum consultants, carrying on business in Calgary, Alberta;

"SUBSIDIARY" means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation; and

"SUPERIOR PROPOSAL" means a written BONA FIDE Acquisition Proposal which the board of directors of KRL or AOG (as applicable) determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party than the transactions contemplated by the Arrangement Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of KRL or AOG (as applicable), that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Law;

"TAX" or "TAXES" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Advantage or Ketch (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"TAX ELECTION" means an election under Section 85 of the Tax Act made available to Residents in respect of the exchange of their Ketch Units for MFCorp Special Shares, as described in "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS";

"TAX RETURNS" means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed with any taxing authority in connection with, any Taxes;

"TSX" means the Toronto Stock Exchange;

"UNITED STATES UNITHOLDERS" or "UNITED STATES UNITHOLDER" means any Unitholder who is, at the Effective Time, in the United States;

"UNITED STATES" or "U.S." means the United States, as defined in Rule 902(l) under Regulation S;

"UNITHOLDER" means a holder of Advantage Units or Ketch Units;

"UNITS" means Advantage Units or Ketch Units;

"U.S. PERSON" has the meaning ascribed thereto in Rule 902 of Regulation S under the 1933 Act;

"U.S. SECURITIES LAWS" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time; and

"VOTING SECURITIES" means any securities of Advantage ordinarily carrying the right to vote on elections of the directors of AOG.

                                  CONVENTIONS

Certain terms used herein are defined in the "GLOSSARy OF TERMS". Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.

                                 ABBREVIATIONS

 OIL AND NATURAL GAS LIQUIDS               NATURAL GAS

 Bbl        barrel                         Mcf       thousand cubic feet
 Bbls       barrels                        MMcf      million cubic feet
 Mbbls      thousand barrels               Mcf/d     thousand cubic feet per day
 MMbbls     million barrels                MMcf/d    million cubic feet per day
 Bbls/d     barrels per day                Bcf       billion cubic feet
 BOPD       barrels of oil per day         GJ        gigajoule
 NGL        natural gas liquids

OTHER

AECO Hub     EnCana  Corporation's  natural  gas  storage  facility  located at
             Suffield, Alberta.
API          American Petroleum Institute
(degree)API  an indication of the specific gravity of crude oil measured on the
             API gravity scale.
Boe          barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas
Boe/d        barrel of oil equivalent per day
C$           Canadian dollars
m(3)         cubic metres
MBoe         thousand barrels of oil equivalent
MMboe        million barrels of oil equivalent
MM           million
$U.S.        United States dollars
WTI          West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade
$000s        thousands of dollars

                                  CONVERSIONS

        TO CONVERT FROM         TO                    MULTIPLY BY
        Mcf                     Cubic metres               28.174
        Cubic metres            Cubic feet                 35.494
        Bbls                    Cubic metres                0.159
        Cubic metres            Bbls oil                    6.290
        Feet                    Metres                      0.305
        Metres                  Feet                        3.281
        Miles                   Kilometres                  1.609
        Kilometres              Miles                       0.621
        Acres                   Hectares                    0.405
        Hectares                Acres                       2.471

------------------------------------------------------------------------------

                              SUMMARY INFORMATION

THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS INFORMATION CIRCULAR, INCLUDING THE APPENDICES HERETO, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION CONTAINED OR REFERRED TO ELSEWHERE IN THIS INFORMATION CIRCULAR OR IN THE APPENDICES HERETO. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN ARE DEFINED IN THE "GLOSSARY OF TERMS". IN THIS SUMMARY, ALL DOLLAR AMOUNTS ARE STATED IN CANADIAN DOLLARS.

THE ADVANTAGE MEETING

The Advantage Meeting will be held in the Strand and Tivoli Rooms of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on June 22, 2006, commencing at 11:00 a.m. (Calgary time) for the purposes set forth in the accompanying applicable Notice of Meeting. The business of the Advantage Meeting will be: (i) to consider and vote upon the Arrangement (including the Advantage Management Internalization); (ii) to consider and approve the Advantage RU Plan; and (iii) to transact such further and other business as may properly be brought before the Advantage Meeting or any adjournment thereof. See "THE ARRANGEMENT" and "OTHER MATTERS TO BE CONSIDERED AT THE ADVANTAGE MEETING".

THE KETCH MEETING

The Ketch Meeting will be held in the Strand and Tivoli Rooms of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on June 22, 2006, commencing at 9:00 a.m. (Calgary time) for the purposes set forth in the accompanying applicable Notice of Meeting. The business of the Ketch Meeting will be: (i) to consider and vote upon the Arrangement (including the Advantage Management Internalization); and (ii) to transact such further and other business as may properly be brought before the Ketch Meeting or any adjournment thereof. See "THE ARRANGEMENT".

THE ARRANGEMENT

GENERAL

The  Arrangement  will result in the merger of Advantage  and Ketch,  with the
Ketch  Unitholders   (excluding   Dissenting  Ketch  Unitholders)   ultimately
receiving 0.565 of an Advantage Unit for each Ketch Unit held.

Following completion of the Arrangement, the combined trust, which will retain the Advantage name, is expected to be one of the largest natural gas focused royalty trusts with an initial enterprise value in excess of $2.7 billion.

Advantage and Ketch believe that the merger will create a stronger single entity with a more balanced portfolio of assets. The merged trust is expected to be well positioned to create long-term value for Unitholders through a high quality, long life asset base, and an extensive drilling inventory. Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administration systems, and bring together strong technical, field operations and administrative teams, which is expected to lead to a smooth integration of the two entities into one stronger organization.

Following the Arrangement, Advantage is expected to have in excess of 122 MMboe of proved plus probable reserves and a diversified production base of approximately 30,500 Boe/d comprised of approximately 70% natural gas and 30% light oil and natural gas liquids.

The combined trust will retain key personnel from both entities and will be led by Advantage's current Chief Executive Officer, Kelly Drader who will continue as Chief Executive Officer and by Andy J. Mah from Ketch as President and Chief Operating Officer. Neil Bokenfohr, currently the Vice President, Exploitation and Operations with Ketch will also join the Advantage executive team. The Advantage Board of Directors, including Chairman Steven Sharpe, Ronald A. McIntosh, Roderick M. Myers, Carol Pennycook, Rodger A. Tourigny, Gary Bourgeois and Kelly Drader, will remain in place and will be joined by Grant B. Fagerheim, John Howard and Andy J. Mah from Ketch.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                      20

ARRANGEMENT STEPS

The Arrangement involves a number of steps which will be deemed to occur sequentially. Essentially, these steps will result in, among other things: (i) the acquisition by Advantage of the Ketch Assets; (ii) the assumption by Advantage of all of the Ketch Assumed Liabilities; (iii) the issuance to the former Ketch Unitholders of Advantage Units on the basis of 0.565 of an Advantage Unit for every 1.0 Ketch Unit; and (iv) completion of the Advantage Management Internalization. See "THE ARRANGEMENT - DETAILS OF THE ARRANGEMENT
- ARRANGEMENT STEPS" for the detailed steps of the Arrangement.

POST ARRANGEMENT STRUCTURE

The following diagram illustrates the organizational structure of Advantage immediately following the completion of the Arrangement.

                   [GRAPHIC OMITTED -- ORGANIZATIONAL CHART]

                      ___________________________________

                            ADVANTAGE UNITHOLDERS
                         AND FORMER KETCH UNITHOLDERS
                      ___________________________________
                             ^  ^              |
                  Cash       |  |              |   Advantage Units
              Distribution   |  |              |      (100%)
                   (2)       |  | Income from  |
                             |  |  Permitted   |
                             |  | Investments  |
                             |  |     ^        |
                             |  |    / \       |
                             |  |   /   \      |
                             |  |  /     \     |
                             |  | /       \    |
                             |  |/ADVANTAGE\   |
                             |  /  ENERGY   \  |
                             | / INCOME FUND \ v
                              /   (Alberta)   \
                             /                 \
           ----------------------------------------------------
           |                ^                    |            |
           |                |  Interest and      |            |
           v                | principal paymants,| royalty,   |
           ^                | royalty payments   | notes,     |
          / \               | and dividends      | 100%       |
         /   \              | on common shares   | shares     |
        /     \             |                    v            v
       / KETCH \           ------------------------   ---------------
      /RESOURCES\
     / TRUST (3) \               AMALGAMATIONCO          MFCORP (4)
    /             \
    ---------------        ------------------------   ---------------

Notes:
(1) All operations and management of Advantage will be conducted through AmalgamationCo. Advantage will hold all of the shares of AmalgamationCo.
(2) Advantage will receive regular monthly payments in accordance with the Advantage Royalty Agreement as well as distributions and interest payments from the Advantage Notes, the Ketch Notes and the Ketch NPI.
(3) Ketch Resources Trust will be dissolved and liquidated and MFCorp will be wound up within twelve months following the Effective Date.

Upon the completion of the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 413,236 Ketch Units are issued pursuant to previously outstanding Ketch RTUs; (iii) an aggregate of 315,455 Ketch Units are issued pursuant to previously outstanding Ketch Warrants; (iv) an aggregate of 1,933,216 Advantage Units are issued in connection with the Advantage Management Internalization; and (v) none of the Advantage Debentures and none of the Ketch 6.50% Debentures are converted into Advantage Units or Ketch Units prior to the Effective Time, approximately 94.6 million Advantage Units will be issued and outstanding following completion of the Arrangement. Of these, approximately 65% of the Advantage Units will be held by existing Advantage Unitholders and 35% of the Advantage Units will be held by former Ketch Unitholders.


EFFECT OF THE ARRANGEMENT

GENERAL

Pursuant to the Arrangement, Ketch Unitholders will receive, for each Ketch Unit held, 0.565 of an Advantage Unit. See "THE ARRANGEMENT - EFFECT OF THE ARRANGEMENT - GENERAL", "THE ARRANGEMENT - DETAILS OF THE ARRANGEMENT - ARRANGEMENT STEPS", "THE ARRANGEMENT - CANADIAN FEDERAL INCOME TAX
CONSIDERATIONS", "THE ARRANGEMENT - UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS" and "THE ARRANGEMENT - PROCEDURE FOR EXCHANGE OF KETCH UNITS".

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                      21


Pursuant to the terms of the Ketch RTU Plan, the issue dates for all Ketch Units issuable pursuant to the outstanding Ketch RTU's will be accelerated as a result of the Arrangement. Such Ketch Units will be issued on the last Business Day preceding the Effective Date and will be ultimately exchanged for Advantage Units pursuant to the Arrangement. See "THE ARRANGEMENT - EFFECT OF THE ARRANGEMENT - GENERAL", "THE ARRANGEMENT - DETAILS OF THE ARRANGEMENT -
ARRANGEMENT STEPS" and "THE ARRANGEMENT - CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".

All of the Ketch Warrants have vested as a result of the execution of the Arrangement Agreement. It is a condition to the completion of the Arrangement that all Ketch Warrants shall have been exercised or terminated prior to the Effective Date. All of the directors and officers of KRL have indicated that they intend to exercise all of their Ketch Warrants prior to the Effective Date. Ketch Units issued upon exercise of the Ketch Warrants will ultimately be exchanged for Advantage Units pursuant to the Arrangement.

Under the Plan of Arrangement, Advantage will assume all of the covenants and obligations of Ketch under the Ketch 6.50% Debenture Indenture in respect of the outstanding Ketch 6.50% Debentures. Holders of Ketch 6.50% Debentures who convert their Ketch 6.50% Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Ketch Unitholders, based upon the number of Ketch Units issued upon such conversion. Holders of Ketch 6.50% Debentures who do not convert their Ketch 6.50% Debentures prior to the Effective Date will be entitled to receive Advantage Units upon conversion of such Ketch 6.50% Debentures after the Effective Date, with the number of Advantage Units received and the conversion price adjusted to give effect to the Arrangement. See "THE ARRANGEMENT - EFFECT OF THE ARRANGEMENT - GENERAL", "THE ARRANGEMENT - DETAILS OF THE ARRANGEMENT - ARRANGEMENT STEPS" and "THE ARRANGEMENT - CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".

EFFECT ON DISTRIBUTIONS

Distributions paid to Advantage Unitholders and Ketch Unitholders for the month of May 2006 will not be affected by the proposed Arrangement and will be paid in the usual manner. Therefore, Advantage Unitholders of record on May 31, 2006 will receive their regular monthly cash distribution on June 15, 2006 and Ketch Unitholders of record on May 23, 2006 will receive their regular monthly cash distribution on June 15, 2006.

If the Effective Date occurs on June 23, 2006, as currently scheduled, the first post-Arrangement distribution of Advantage will be paid on July 17, 2006 to Advantage Unitholders (including former Ketch Unitholders) of record on June 30, 2006. Future distributions will be subject to the discretion of the Advantage Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment. See "THE ARRANGEMENT - EFFECT OF THE ARRANGEMENT - GENERAL", "THE ARRANGEMENT - DETAILS OF THE ARRANGEMENT - ARRANGEMENT STEPS" and "THE ARRANGEMENT - CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" and "PRO FORMA INFORMATION OF ADVANTAGE AFTER GIVING EFFECT TO THE ARRANGEMENT - RISK FACTORS".

EFFECT ON KETCH DRIP

It is a condition to the completion of the Arrangement that the Ketch DRIP shall have been terminated on or prior to the Effective Date. Ketch expects to suspend the Ketch DRIP such that all distributions by Ketch, after the distribution for holders of record on May 23, 2006, will not be eligible for reinvestment under Ketch's DRIP. If the Arrangement is completed on June 23, 2006 as expected, the Ketch DRIP will be terminated on that date.

ADVANTAGE MANAGEMENT INTERNALIZATION

Concurrent with the execution of the Arrangement Agreement, Advantage, AOG and AIM entered into the Advantage Internalization Letter Agreement pursuant to which Advantage agreed to purchase all of the issued AIM Shares as part of the Plan of Arrangement for $44 million (the "AIM PURCHASE PRICE"). The AIM Purchase Price is payable in Advantage Units on the Effective Date in accordance with the Plan of Arrangement at a price equal to $22.76 per Advantage Unit (being the volume weighted trading price of the Advantage Units on the TSX for the 10 trading days prior to April 25, 2006), resulting in the issuance of 1,933,216 Advantage Units.

In accordance with the terms of the Advantage Management Agreement, the Internalization Letter Agreement provides that the AIM Purchase Price will be divided as to 60% ($26.4 million) to the existing three shareholders of AIM,

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                      22


being Kelly Drader, Patrick Cairns and Gary Bourgeois (the "CURRENT SHAREHOLDERS"), with the remaining 40% ($17.6 million) to be distributed amongst the employees of AOG who will also become employees and shareholders of AIM on or before the Effective Date of the Arrangement. The parties have also agreed that the Operating Fee and the Performance Fee (in each case as defined in the Advantage Management Agreement) for the period of January 1, 2006 to March 31, 2006, which will not exceed $3.53 million, will be paid in a manner consistent with past practices to AIM and the employees of AOG through the issuance of 117,661 Advantage Units and not more than $850,000 in cash on the Effective Date. AIM has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.

All persons receiving Advantage Units in payment of the AIM Purchase Price will be required to enter into an Escrow Agreement. The Escrow Agreements are intended to enhance alignment between management and Advantage Unitholder interests and will result in the 1,933,216 Advantage Units issued in connection with the Advantage Management Internalization being held in escrow and, subject to certain exceptions, released as to one-third on each anniversary date of the Effective Date for three years. All distributions paid on the Advantage Units held in escrow will be made directly to the holders of escrowed Advantage Units.

THE ADVANTAGE MANAGEMENT INTERNALIZATION FORMS PART OF THE ARRANGEMENT AND IS CONTINGENT UPON THE ARRANGEMENT BECOMING EFFECTIVE. IN ADDITION, THE ADVANTAGE INTERNALIZATION LETTER AGREEMENT PROVIDES THAT COMPLETION OF THE ADVANTAGE MANAGEMENT INTERNALIZATION WILL ALSO BE CONDITIONAL UPON THE ESTABLISHMENT OF THE ADVANTAGE RU PLAN. SEE "OTHER MATTERS TO BE CONSIDERED AT THE ADVANTAGE MEETING" FOR A DESCRIPTION OF THE ADVANTAGE RU PLAN. The Current Shareholders will not be eligible to participate in the Advantage RU Plan for a period of three years from the Effective Date.

See "THE ARRANGEMENT - EFFECT OF THE ARRANGEMENT - GENERAL" and "THE ARRANGEMENT - DETAILS OF THE ARRANGEMENT - ARRANGEMENT STEPS".

PROCEDURE FOR EXCHANGE OF KETCH UNITS

In order to receive their Advantage Units on the completion of the Arrangement, registered holders of Ketch Units must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder's Ketch Units.

KETCH UNITHOLDERS WHOSE KETCH UNITS ARE REGISTERED IN THE NAME OF A BROKER, DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT THEIR NOMINEE TO DEPOSIT THEIR KETCH UNITS.

The use of the mail to transmit certificates representing Ketch Units and the Letter of Transmittal is at each holder's risk. Advantage and Ketch recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution unless otherwise provided.

KETCH UNITHOLDERS WILL NOT RECEIVE ADVANTAGE UNITS OR DISTRIBUTIONS ON THE ADVANTAGE UNITS AFTER THE EFFECTIVE DATE UNTIL THEY SUBMIT THE CERTIFICATES FOR THEIR KETCH UNITS TO THE DEPOSITARY ALONG WITH A DULY COMPLETED LETTER OF TRANSMITTAL, AND EACH CERTIFICATE FORMERLY REPRESENTING KETCH UNITS THAT IS NOT DEPOSITED WITH ALL OTHER DOCUMENTS AS REQUIRED PURSUANT TO THE PLAN OF ARRANGEMENT ON OR PRIOR TO THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE SHALL CEASE TO REPRESENT A RIGHT OR CLAIM OF ANY KIND OR NATURE INCLUDING THE RIGHT OF THE HOLDER TO RECEIVE ADVANTAGE UNITS (AND ANY DISTRIBUTIONS THEREON).

KETCH UNITHOLDERS ARE ENCOURAGED TO SUBMIT THE CERTIFICATES FOR THEIR KETCH UNITS AND A DULY COMPLETED LETTER OF TRANSMITTAL TO THE DEPOSITARY AS SOON AS POSSIBLE SO THAT THEY CAN RECEIVE THE JUNE 30 DISTRIBUTION ON THE ADVANTAGE UNITS THEY ARE ENTITLED TO RECEIVE PURSUANT TO THE ARRANGEMENT IN A TIMELY MANNER.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                      23


KETCH UNITHOLDERS WHO ARE RESIDENTS AND WHO WISH TO MAKE A TAX ELECTION ARE URGED TO CONSULT THEIR OWN ADVISORS AS SOON AS POSSIBLE REGARDING THE DEADLINES AND PROCEDURES FOR MAKING THE ELECTION WHICH ARE APPROPRIATE TO THEIR CIRCUMSTANCES.

TREATMENT OF FRACTIONAL ADVANTAGE UNITS

No certificates representing fractional Advantage Units will be issued under the Arrangement. In lieu of any fractional Advantage Unit, each registered Ketch Unitholder otherwise entitled to a fractional interest in an Advantage Unit shall receive the nearest whole number of Advantage Units (with fractions equal to exactly 0.5 or greater being rounded up).

EXCHANGE OF KETCH 6.50% DEBENTURES

As the Ketch 6.50% Debentures trade in the "book entry" system and no certificates are issued to unregistered holders, no new certificates for Ketch 6.50% Debentures will be issued to beneficial holders following the completion of the Arrangement and beneficial holders of Ketch 6.50% Debentures do not need to take any action.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Each of the Ketch Board of Directors and the Advantage Board of Directors periodically reviews strategic objectives and considers possible business combination opportunities. At the end of the summer of 2005 Ketch retained BMO Nesbitt Burns Inc. and Tristone Capital Inc. as financial advisors to provide financial advice in respect of possible business combinations. Ketch wanted to be proactive in potential trust consolidations to take advantage of increased size for asset diversification and market liquidity. Ketch considered several potential combinations in the fall of 2005. On October 13, 2005 the Ketch Board of Directors appointed the Ketch Special Committee consisting of Grant Fagerheim, John Howard and Russ Tripp with a mandate to review any proposals brought forward by investment bankers in respect of possible business combinations. In early December, 2005 management of Advantage was contacted by Ketch's financial advisors in respect of a possible business combination involving Advantage and Ketch. On December 5, 2005 Ketch and Advantage entered into the Confidentiality Agreement providing for the exchange of information on a confidential basis for due diligence purposes. On January 19, 2006 the Chairman of the Advantage Board of Directors met with the Chairman of the Ketch Board of Directors to discuss the possible business combination of the two entities.

During the early part of 2006, management of Advantage and Ketch conducted due diligence in respect of the other and discussed the possibility of a proposed business combination between the parties. On March 8, 2006 Gerry Romanzin was added to the Ketch Special Committee. On March 30, 2006 the Advantage Board of Directors met to discuss a proposed business combination with Ketch on the basis set forth in a draft non-binding letter of intent (the "LOI") proposed to be entered into between the parties. The draft LOI stipulated that a condition precedent of Ketch entering into a business combination with Advantage is that Advantage complete an internalization of the Advantage Management Agreement.

On March 30, 2006, the Advantage Board of Directors met and received a presentation from the financial advisors to Ketch as to the benefits of the proposed business combination and the proposed management internalization. On March 30, 2006 the Advantage Board of Directors appointed the Advantage Special Committee of independent directors comprising all of the independent directors of Advantage, namely Carol Pennycook, Lamont Tolley, Steven Sharpe, Ron McIntosh, Roderick Myers and Rodger Tourigny to, among other things, consider making recommendations in respect of a possible business combination with Ketch and the internalization of the Advantage Management Agreement.

On March 31, 2006, Ketch and Advantage entered into the LOI which provided for, among other things, further due diligence procedures to be completed and an exclusivity period within which the parties would work toward completion of a definitive agreement. On April 4, 2006, the Advantage Special Committee retained RBC Capital Markets to provide financial advice on the proposed business combination and Advantage Management Internalization. During the period from March 30, 2006 to April 24, 2006, each of the Ketch Special Committee and the Advantage Special Committee met on numerous occasions and received advice from their financial advisors in respect of the proposed

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                      24


business combination, including the internalization of the Advantage Management Agreement. In connection with its review of the Arrangement and the Advantage Management Internalization forming part thereof, the Advantage Special Committee considered a number of factors, including: (a) the terms of the
Advantage Management Agreement and the benefits of retaining the current management team; (b) the terms of the Arrangement Agreement, including the terms of the proposed amendments to the Advantage Shareholder Agreement and the effective termination of AIM's right to nominate not less than two directors of AOG; (c) the retention and incentive benefits accruing as a result of the escrow of the Advantage Units being received by management and employees of AmalgamationCo in connection with the Advantage Management Internalization; (d) the fairness opinions provided by RBC Dominion Securities Inc., a member company of RBC Capital Markets; (e) the enhanced alignment between management and Advantage Unitholders by increasing management's interest in Advantage by its increased ownership of Advantage Units; (f) that the potential investor base of Advantage may be broadened by internalizing management; (g) that the elimination of the Advantage Management Agreement is expected to increase Advantage's ability to compete for acquisitions; (h) the condition imposed by Ketch that, for the Arrangement to proceed, the Advantage Management Agreement must be internalized; and (i) the perceived benefits of the Arrangement and the Advantage Management Internalization as further set forth below. Late in the afternoon on April 24, 2006 the terms of the Advantage Management Internalization were finalized and each of the Ketch Board of Directors and Advantage Board of Directors approved the terms of the Arrangement, including the Advantage Management Internalization, with Messrs. Drader and Bourgeois abstaining from the vote of the Advantage Board of Directors.

At its meeting on April 24, 2006, the Ketch Board of Directors confirmed its conclusion that the Arrangement is fair to the Ketch Unitholders and is in the best interest of Ketch and the Ketch Unitholders, and its recommendation that the Ketch Unitholders vote in favour of the Arrangement. At its meeting on April 24, 2006, the Advantage Board of Directors confirmed its conclusion that the consideration to be paid to Ketch Unitholders is fair to the Advantage Unitholders and is in the best interest of the Advantage Unitholders and also concluded that consideration payable in connection with the Advantage Management Internalization is fair to the Advantage Unitholders and in the best interests of the Advantage Unitholders, in each case having received advice from RBC Dominion Securities Inc., a member company of RBC Capital Markets, as to the fairness of such transactions. Early in the morning on April 25, 2006 Advantage, AOG, Ketch, KRL AIM and MFCorp entered into the Arrangement Agreement.

Management of Advantage and Ketch entered into the Arrangement Agreement for the following reasons:

    o The merger is expected to create a stronger single entity with a more balanced portfolio of assets by combining Advantage's longer-life reserve base and infill drilling potential with Ketch's large undeveloped land base and significant prospect inventory.

    o Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administrative systems, and bring together strong technical, field operations and administrative teams which is expected to lead to a smooth integration of the two entities into one stronger organization.

    o The combined trust will be managed by an experienced team of professionals comprised of key managers from both entities who have demonstrated their ability to deliver on acquisition, development, exploitation and financial management objectives.

    o Unitholders will benefit from an increase in property diversification, the ability to pursue a greater range of high impact growth opportunities available to a larger entity and complimentary summer/winter drilling programs.

    o The combined resources of Advantage and Ketch will be significant in terms of development drilling opportunities, undeveloped land prospects and property enhancement projects, positioning the combined trust to more effectively and efficiently develop and enhance its combined asset base.

    o It is expected that the enhanced scale of the combined trust will allow it to more effectively compete for oilfield service resources, generating efficiencies of operation.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                      25


    o The combined entity will have a market capitalization in excess of $2.1 billion and an enterprise value of approximately $2.7 billion, providing increased liquidity to Unitholders. Management of Advantage and Ketch anticipate that the increase in liquidity combined with the internalization of Advantage's existing management contract will lead to a broadening of the investor base resulting in a lower cost of capital thereby enhancing the combined entity's ability to compete for accretive acquisitions of new properties.

    o The combined trust will have increased access to low cost capital by virtue of its larger market capitalization and its existing presence in both Canadian and U.S. debt and equity capital markets.

    o The combined entity will have a greater weighting in the Canadian indices which may lead to increased investor interest.

    o The Arrangement will provide Ketch Unitholders with greater exposure to U.S capital markets through Advantage's NYSE listing.

The Advantage Management Internalization is expected to provide the following benefits to both the Advantage Unitholders and Ketch Unitholders:

    o The elimination of the management and performance fees payable by Advantage and a change to an industry competitive incentive program.

    o Better alignment of the interest of management with Unitholders through increased direct ownership by management and employees in Advantage Units.

    o Improvement of the corporate governance of Advantage by allowing Unitholders to elect all directors.

    o Participation by all management and staff of Advantage in the Advantage Management Internalization, which will be escrowed for a period of three years. This is expected to help to ensure that Advantage will be able to maintain and reward key staff for the foreseeable future.

APPROVAL OF UNITHOLDERS REQUIRED FOR THE ARRANGEMENT

ADVANTAGE UNITHOLDERS

Pursuant to the Interim Order, the number of votes required to pass the Advantage Arrangement Resolution is not less than two-thirds of the votes cast by Advantage Unitholders, either in person or by proxy, at the Advantage Meeting. See "THE ARRANGEMENT - SECURITIES LAW MATTERS - CANADA" and "GENERAL PROXY MATTERS - PROCEDURE AND VOTES REQUIRED".

KETCH UNITHOLDERS

Pursuant to the Interim Order, the number of votes required to pass the Ketch Arrangement Resolution is not less than two-thirds of the votes cast by Ketch Unitholders, either in person or by proxy, at the Ketch Meeting. See "THE ARRANGEMENT - SECURITIES LAW MATTERS - CANADA" and "GENERAL PROXY MATTERS - PROCEDURE AND VOTES REQUIRED".

FAIRNESS OPINIONS

The Advantage Special Committee retained RBC Capital Markets to address the fairness to Advantage, from a financial point of view, of the consideration payable by Advantage to the Ketch Unitholders pursuant to the Arrangement and the consideration payable by Advantage to the AIM Shareholders pursuant to the Advantage Management Internalization forming part of the Arrangement. In connection with this mandate, RBC Dominion Securities Inc., a member company of RBC Capital Markets, has prepared the Advantage Fairness Opinions. The Advantage Fairness Opinions state that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of RBC Dominion Securities Inc., a member company of RBC Capital Markets, as of May 12, 2006: (i) the consideration payable by Advantage to the Ketch Unitholders

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                      26


pursuant to the Arrangement is fair, from a financial point of view, to Advantage; and (ii) the consideration payable by Advantage to the AIM Shareholders pursuant to the Advantage Management Internalization is fair, from a financial point of view, to Advantage. THE ADVANTAGE FAIRNESS OPINIONS ARE SUBJECT TO THE ASSUMPTIONS AND LIMITATIONS CONTAINED THEREIN AND SHOULD BE READ IN THEIR ENTIRETIES. See "THE ARRANGEMENT - ADVANTAGE FAIRNESS OPINIONS" and Appendix E, the "ADVANTAGE FAIRNESS OPINIONS".

The Ketch Board retained BMO Nesbitt Burns Inc. and Tristone Capital Inc. to address the fairness, from a financial point of view, of the consideration to be received by the Ketch Unitholders under the Arrangement. In connection with this mandate, BMO Nesbitt Burns Inc. and Tristone Capital Inc. have prepared the Ketch Fairness Opinions. The Ketch Fairness Opinions state that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of each of BMO Nesbitt Burns Inc. and Tristone Capital Inc., as of May 12, 2006, the consideration to be received by the holders of Ketch Units pursuant to the Arrangement is fair, from a financial point of view, to the holders of Ketch Units. THE KETCH FAIRNESS OPINIONS ARE SUBJECT TO THE ASSUMPTIONS AND LIMITATIONS CONTAINED THEREIN AND SHOULD BE READ IN THEIR ENTIRETIES. See "THE ARRANGEMENT - KETCH FAIRNESS OPINIONS" and Appendix F, the "KETCH FAIRNESS OPINIONS".

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

THE ADVANTAGE BOARD HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT, INCLUDING THE ADVANTAGE MANAGEMENT INTERNALIZATION, IS IN THE BEST INTERESTS OF ADVANTAGE AND HAS, BASED ON THE OPINION OF ITS FINANCIAL ADVISOR, RBC DOMINION SECURITIES INC., A MEMBER COMPANY OF RBC CAPITAL MARKETS, UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO ADVANTAGE AND
UNANIMOUSLY RECOMMENDS THAT ADVANTAGE UNITHOLDERS VOTE IN FAVOUR OF THE ADVANTAGE ARRANGEMENT RESOLUTION. Messrs. Drader and Bourgeois abstained from the vote of the Advantage Board of Directors on the Arrangement.

The directors and officers of AOG hold, or control, an aggregate of approximately 2,100,579 Advantage Units and $554,000 principal amount of Advantage Debentures. The directors also hold 272,500 Advantage Rights entitling them to acquire 272,500 Advantage Units. In addition, certain officers of AOG, two of whom are also directors, will acquire an aggregate of approximately 1,500,000 Advantage Units pursuant to the Advantage Management Internalization. See "THE ARRANGEMENT - INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE MATTERS TO BE ACTED Upon" and "BACKGROUND TO AND REASONS FOR THE ARRANGEMENT - RECOMMENDATIONS OF THE BOARDS OF DIRECTORS". Each of the members of the Advantage Board of Directors and each of the officers of AOG have indicated that they intend to vote their Advantage Units (including any Advantage Units obtained upon exercise of their Advantage Rights) in favour of the Advantage Arrangement Resolution.

THE KETCH BOARD HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF KETCH AND THE KETCH UNITHOLDERS, AND HAS, BASED ON THE OPINION OF ITS FINANCIAL ADVISORS, BMO NESBITT BURNS INC. AND TRISTONE CAPITAL INC., UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO KETCH UNITHOLDERS AND UNANIMOUSLY RECOMMENDS APPROVAL OF THE ARRANGEMENT BY KETCH UNITHOLDERS.

The directors and officers of KRL hold, or control, an aggregate of 1,803,858 Ketch Units, 228,610 Ketch RTU's and 140,624 Ketch Warrants. See "THE ARRANGEMENT - INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE MATTERS TO BE ACTED UPON" and "BACKGROUND TO AND REASONS FOR THE ARRANGEMENT - RECOMMENDATIONS OF THE BOARDS OF DIRECTORS". Each of the members of the Ketch Board of Directors and each of the officers of KRL have indicated that they intend to vote their Ketch Units (including any Ketch Units obtained pursuant to their Ketch RTU's and Ketch Warrants) in favour of the Ketch Arrangement Resolution. Each of the directors and officers of KRL holding Ketch Warrants have indicated that they intend to exercise their Ketch Warrants prior to the Effective Time.

FINAL ORDER

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See "THE ARRANGEMENT - PROCEDURE FOR THE ARRANGEMENT BECOMING EFFECTIVE". An application for the Final Order approving the Arrangement is expected to be made on June 22, 2006 at 1:30 p.m. at the Court House, 611 - 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                      27


RIGHT TO DISSENT

Pursuant to the Interim Order, Dissenting Advantage Unitholders have the right to dissent with respect to the Advantage Arrangement Resolution by providing a written objection to the Advantage Arrangement Resolution to Advantage c/o Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C. by 4:00 p.m. on the Business Day immediately preceding the date of the Advantage Meeting, provided such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.

Pursuant to the Interim Order, Dissenting Ketch Unitholders have the right to dissent with respect to the Ketch Arrangement Resolution by providing a written objection to the Ketch Arrangement Resolution to Ketch c/o Osler, Hoskin & Harcourt LLP, Suite 2500, TransCanada Tower, 450 -1st Street S.W., Calgary, Alberta T2P 5H1, Attention: Tristram J. Mallett, by 4:00 p.m. on the Business Day immediately preceding the date of the Ketch Meeting, provided such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.

In the event the Arrangement becomes effective, each Dissenting Unitholder will be entitled to be paid the fair value of the Units in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices C and H for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. FAILURE TO STRICTLY COMPLY WITH THE REQUIREMENTS SET FORTH IN SECTION 191 OF THE ABCA, AS MODIFIED BY THE INTERIM ORDER, MAY RESULT IN THE LOSS OF ANY RIGHT TO DISSENT. PERSONS WHO ARE BENEFICIAL OWNERS OF UNITS REGISTERED IN THE NAME OF A BROKER, CUSTODIAN, NOMINEE OR OTHER INTERMEDIARY WHO WISH TO DISSENT, SHOULD BE AWARE THAT ONLY THE REGISTERED HOLDER IS ENTITLED TO
DISSENT. Accordingly, a beneficial owner of Units desiring to exercise the right to dissent must make arrangements for such Units beneficially owned to be registered in such holder's name prior to the time the written objection to the applicable resolution approving the Arrangement is required to be received by Advantage or Ketch, as the case may be, or alternatively, make arrangements for the Registered Holder of such Units to dissent on such holder's behalf. Pursuant to the Interim Order, a Unitholder may not exercise the right to dissent in respect of only a portion of such holder's Units. See "THE ARRANGEMENT - RIGHT TO DISSENT".

IT IS A CONDITION TO THE ARRANGEMENT THAT ADVANTAGE UNITHOLDERS HOLDING NOT MORE THAN 5% OF THE ADVANTAGE UNITS SHALL HAVE EXERCISED RIGHTS OF DISSENT IN RELATION TO THE ARRANGEMENT THAT HAVE NOT BEEN WITHDRAWN AS AT THE EFFECTIVE DATE. IT IS ALSO A CONDITION TO THE ARRANGEMENT THAT KETCH UNITHOLDERS HOLDING NOT MORE THAN 5% OF THE KETCH UNITS SHALL HAVE EXERCISED RIGHTS OF DISSENT IN RELATION TO THE ARRANGEMENT THAT HAVE NOT BEEN WITHDRAWN AS AT THE EFFECTIVE DATE. SEE "THE ARRANGEMENT - CONDITIONS PRECEDENT TO THE ARRANGEMENT".

STOCK EXCHANGE LISTING APPROVALS

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the Advantage Units to be issued pursuant to the Arrangement and the substitutional listing of the Ketch 6.50% Debentures which will be assumed by Advantage under the Arrangement. Advantage has also made application to list the MFCorp Special Shares which will ultimately be exchanged for Advantage Units on the TSX. The TSX has conditionally approved the listing of the Advantage Units and MFCorp Special Shares to be issued pursuant to the Arrangement and the substitutional listing of the Ketch 6.50% Debentures, subject to Advantage fulfilling the requirements of such exchange. Advantage is also required to make a supplemental application to have the Advantage Units to be issued pursuant to the Arrangement (including Advantage Units issued upon conversion of the Ketch 6.50% Debentures) listed on the NYSE.

OTHER REGULATORY APPROVALS

In addition to the approval of Unitholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained, which include Competition Act Approval and Investment Canada Act Approval. See "THE ARRANGEMENT - OTHER REGULATORY APPROVALS".

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                      28


CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Ketch Unitholders who are Residents will generally realize a capital gain or loss in respect of the exchange of their Ketch Units under the Arrangement, unless they make a Tax Election in respect of the exchange of Ketch Units for MFCorp Special Shares which occurs as a part of the Arrangement in order to defer all or a portion of a capital gain which would otherwise be realized. KETCH UNITHOLDERS WHO ARE RESIDENTS AND WHO WOULD RECOGNIZE A CAPITAL GAIN ON THE ARRANGEMENT ARE URGED TO CONSULT THEIR OWN ADVISORS AS SOON AS POSSIBLE REGARDING THE DEADLINES AND PROCEDURES FOR MAKING THE TAX ELECTION WHICH ARE APPROPRIATE TO THEIR CIRCUMSTANCES. IN PARTICULAR, IN ORDER TO MAKE THE TAX ELECTION A KETCH UNITHOLDER MUST PROVIDE TWO SIGNED COPIES OF THE COMPLETED ELECTION FORM TO MFCORP NO LATER THAN 90 DAYS AFTER THE EFFECTIVE DATE.

Ketch Unitholders who are Non-Residents will generally not be subject to tax in Canada in respect of the Arrangement.

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Residents and Non-Residents of Canada and which relate to the Arrangement and the above comments are qualified in their entirety by reference to such summary. See "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Although there is no direct legal authority that addresses the proper treatment of the Ketch Exchange (as defined below) for U.S. federal income tax purposes and, as a result, the treatment of the Ketch Exchange for these purposes is subject to significant uncertainty, it is more likely than not that the Ketch Exchange will qualify as a tax-deferred reorganization under Section 368(a)(1) of the Code and the parties intend to take the position that it will be so treated. This position is based, in part, on treating the various transactions that constitute the Ketch Exchange as a single, integrated transaction for U.S. federal income tax purposes. However, as indicated above, there is no direct authority that addresses the treatment of the Ketch Exchange, including whether it will be treated as a single, integrated transaction for U.S. federal income tax purposes. There can be no assurance that the U.S. Internal Revenue Service will not challenge the qualification of the Ketch Exchange as a tax-deferred reorganization under Section 368(a)(1) of the Code or that, if challenged, a U.S. court would not agree with the Internal Revenue Service. If the Ketch Exchange so qualifies, then a U.S. Holder will recognize no gain or loss upon the exchange of Ketch Units for Advantage Units pursuant to the Arrangement, will have an initial U.S. tax basis in the Advantage Units received equal to its tax basis in the Ketch Units exchanged, and will have a holding period in such Advantage Units that includes its holding period in its Ketch Units. If the Ketch Exchange does not so qualify, a U.S. Holder would recognize gain or loss on the exchange for U.S. federal income tax purposes in an amount equal to the difference between the fair market value of the Advantage Units received and its adjusted tax basis in the Ketch units surrendered.

The preceding summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading "UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS."

OTHER TAX CONSIDERATIONS

THIS INFORMATION CIRCULAR DOES NOT ADDRESS ANY TAX CONSIDERATIONS OF THE ARRANGEMENT OTHER THAN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS. KETCH UNITHOLDERS WHO ARE RESIDENT IN JURISDICTIONS OTHER THAN CANADA OR THE UNITED STATES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX IMPLICATIONS OF THE ARRANGEMENT, INCLUDING ANY ASSOCIATED FILING REQUIREMENTS, IN SUCH JURISDICTIONS AND WITH RESPECT TO THE TAX IMPLICATIONS IN SUCH JURISDICTIONS OF OWNING ADVANTAGE UNITS AFTER THE ARRANGEMENT. KETCH UNITHOLDERS SHOULD ALSO CONSULT THEIR OWN TAX ADVISORS REGARDING PROVINCIAL, STATE OR TERRITORIAL TAX CONSIDERATIONS OF THE ARRANGEMENT OR OF HOLDING ADVANTAGE UNITS.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                      29


SELECTED PRO FORMA FINANCIAL AND OPERATIONAL INFORMATION

The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Advantage following the completion of the Arrangement, for the periods indicated. See "PRO FORMA INFORMATION OF ADVANTAGE AFTER GIVING EFFECT TO THE ARRANGEMENT" and the Pro Forma Financial Statements of Advantage set forth in Appendix G.

SELECTED PRO FORMA FINANCIAL INFORMATION

                                                           PRO FORMA YEAR ENDED
                                                            DECEMBER 31, 2005
                                                            -----------------
                                                               (unaudited)
                                                                 ($000s)

Oil and natural gas sales - net of royalties                         489,330

Expenses
     Operating                                                        91,772
     Transportation                                                    4,847
     General and administrative                                       10,430
     Unit-based compensation                                             762
     Management fees                                                   5,901
     Performance incentive                                            10,544
     Interest                                                         15,883
     Interest and accretion on convertible debentures                 15,912
     Depletion, depreciation and accretion                           284,534
     Plan of Arrangement                                               3,420
                                                                     -------
                                                                     444,005

Income before taxes                                                   45,325

     Current and capital taxes                                         4,170
     Future income tax recovery                                      (40,962)
                                                                     -------
Net income                                                            82,117
                                                                      ======


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                      30


SELECTED PRO FORMA OPERATIONAL INFORMATION

                                                           PRO FORMA YEAR ENDED
                                                             DECEMBER 31, 2005
                                                             -----------------

AVERAGE DAILY PRODUCTION (1)
    Crude oil & NGLs (Bbls/d)                                           9,455
    Natural gas (Mcf/d)                                               134,033
                                                                      -------
    Combined (Boe/d)                                                   31,794
                                                                      =======
TOTAL PROVED RESERVES (2)(3)
    Light/medium crude oil (Mbbls)                                     17,887
    Heavy oil (Mbbls)                                                   2,112
    Natural gas (MMcf)                                                330,795
    NGL (Mbbls)                                                         7,267
                                                                      -------
    Combined (Mboe)                                                    82,400
                                                                      =======
TOTAL PROVED PLUS PROBABLE RESERVES (2)(3)
    Light/medium crude oil (Mbbls)                                     30,683
    Heavy oil (Mbbls)                                                   3,178
    Natural gas (MMcf)                                                468,490
    NGL (Mbbls)                                                        10,630
                                                                      -------
    Combined (MBoe)                                                   122,573

NET UNDEVELOPED LAND HOLDINGS AS AT DECEMBER 31, 2005 (acres) (4)     487,223

Notes:
(1) Average daily production as reported in each of Ketch's and Advantage's 2005 annual report.
(2) Reserves for Advantage are from the Advantage Report and reserves for Ketch are from the Ketch Report.
(3)  Reserves are presented as working interest before royalties.
(4) Undeveloped land acreage for Advantage and Ketch are as at December 31, 2005. RISK FACTORS

THE FOLLOWING IS A LIST OF CERTAIN RISK FACTORS RELATING TO THE ACTIVITIES OF ADVANTAGE AND THE OWNERSHIP OF ADVANTAGE UNITS WHICH PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER BEFORE MAKING AN INVESTMENT DECISION RELATING TO ADVANTAGE UNITS:

    o Advantage and Ketch may fail to realize the anticipated benefits of the Arrangement;

    o Court approval and other regulatory and Unitholder approvals for the Arrangement may not be obtained;

    o there is no assurance that income tax laws will not be changed in a manner that affects Advantage, the Advantage Unitholders or other Unitholders adversely;

    o actual production and ultimate reserves could be greater or less than the production forecasts and recoverable reserve estimates contained in the Advantage Report and the Ketch Report;

    o    oil and natural gas prices are volatile;

    o    foreign exchange rates and interest rates may vary;

    o the spread between light oil prices and those received for medium and heavy gravity oil may vary;

    o    the differential between NYMEX and AECO Hub gas prices may vary;

    o    operational hazards and other uncertainties exist;

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                      31


    o    exploitation, development and production risks exist;

    o    access to services, materials and equipment may vary;

    o    requirements relating to debt service may change;

    o    cash distributions may vary;

    o    future  reserves and  production  depend on success in exploiting  the
         current  reserves  bases  and  acquiring  or  discovering   additional
         reserves;

    o future acquisitions, exploitation and development plans for Advantage depend on the availability of debt or equity financing;

    o    future sales of Advantage Units may cause dilution;

    o    environmental risks exist;

    o Unitholders must rely on management of Advantage to make decisions in the best interests of the Trust;

    o    future capital expenditures may impact profitability;

    o    industry competition exists;

    o    Advantage Units may cease to be listed on the TSX and/or the NYSE;

    o potential conflicts of interest may exist for directors and officers of Advantage;

    o    the structure of Advantage may change;

    o    investment in the Advantage Units is risky;

    o    Advantage could cease to qualify as a mutual fund trust;

    o    Unitholder limited liability may be lost; and

    o taxable income payable to Advantage Unitholders may exceed the cash distributed to such holders.

THE RISK FACTORS ABOVE IS A LIST OF RISK FACTORS CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS INFORMATION CIRCULAR. SEE "PRO FORMA INFORMATION OF ADVANTAGE AFTER GIVING EFFECT TO THE ARRANGEMENT", "INFORMATION CONCERNING ADVANTAGE ENERGY INCOME FUND - RISK FACTORS" AND "INFORMATION CONCERNING KETCH RESOURCES TRUST - RISK FACTORS". SEE ALSO THE RISK FACTORS IN THE ADVANTAGE AIF AND THE KETCH AIF WHICH SECTIONS ARE HEREBY INCORPORATED, MUTATIS MUTANDIS. UNITHOLDERS SHOULD CAREFULLY CONSIDER ALL SUCH RISK FACTORS.

-------------------------------------------------------------------------------

                 BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Each of the Ketch Board of Directors and the Advantage Board of Directors periodically reviews strategic objectives and considers possible business combination opportunities. At the end of the summer of 2005 Ketch retained BMO Nesbitt Burns Inc. and Tristone Capital Inc. as financial advisors to provide financial advice in respect of possible business combinations. On October 13, 2005 the Ketch Board of Directors appointed the Ketch Special Committee consisting of Grant Fagerheim, John Howard and Russ Tripp with a mandate to review any proposals brought forward by investment bankers in respect of possible business combinations. Ketch wanted to be proactive in potential trust consolidations to take advantage of increased size for asset diversification and market liquidity. Ketch considered several potential combinations in the fall of 2005. In early December, 2005 management of Advantage was contacted by Ketch's financial advisors in respect of a possible business combination involving the Advantage and Ketch. On December 5, 2005 Ketch and Advantage entered into the Confidentiality Agreement providing for the exchange of information on a confidential basis for due diligence purposes. On January 19, 2006 the Chairman of the Advantage Board of Directors met with the Chairman of the Ketch Board of Directors to discuss the possible business combination of the two entities.

During the early part of 2006, management of Advantage and Ketch conducted due diligence in respect of the other and discussed the possibility of a proposed business combination between the parties. On March 8, 2006 Gerry Romanzin was added to the Ketch Special Committee. On March 30, 2006 the Advantage Board of Directors met to discuss a proposed business combination with Ketch on the basis set forth in a draft LOI proposed to be entered into between the parties. The draft LOI stipulated that a condition precedent of Ketch entering into a business combination with Advantage is that Advantage complete an internalization of the Advantage Management Agreement.

On March 30, 2006, the Advantage Board of Directors met and received a presentation from the financial advisors to Ketch as to the benefits of the proposed business combination and the proposed internalization of the Advantage Management Agreement. On March 30, 2006 the Advantage Board of Directors appointed the Advantage Special Committee of independent directors comprising all of the independent directors of Advantage, namely Carol Pennycook, Lamont Tolley, Steven Sharpe, Ron McIntosh, Roderick Myers and Rodger Tourigny to, among things, consider making recommendations in respect of a possible business combination with Ketch and the internalization of the Advantage Management Agreement.

On March 31, 2006, Ketch and Advantage entered into the LOI which provided for, among other things, further due diligence procedures to be completed and an exclusivity period within which the parties would work toward completion of a definitive agreement. On April 4, 2006, the Advantage Special Committee retained RBC Capital Markets to provide financial advice on the proposed business combination and Advantage Management Internalization. During the period from March 30, 2006 to April 24, 2006, each of the Ketch Special Committee and the Advantage Special Committee met on numerous occasions and received advice from their financial advisors in respect of the proposed business combination, including the internalization of the Advantage Management Agreement. In connection with its review of the Arrangement and the Advantage Management Internalization forming part thereof, the Advantage Special Committee considered a number of factors, including: (a) the terms of the
Advantage Management Agreement and the benefits of retaining the current management team; (b) the terms of the Arrangement Agreement, including the terms of the proposed amendments to the Advantage Shareholder Agreement and the effective termination of AIM's right to nominate not less than two directors of AOG; (c) the retention and incentive benefits accruing as a result of the escrow of the Advantage Units being received by management and employees of AmalgamationCo in connection with the Advantage Management Internalization; (d) the fairness opinions provided by RBC Dominion Securities Inc., a member company of RBC Capital Markets; (e) the enhanced alignment between management and Advantage Unitholders by increasing management's interest in Advantage by its increased ownership of Advantage Units; (f) that the potential investor base of Advantage may be broadened by internalizing management; (g) that the elimination of the Advantage Management Agreement is expected to increase Advantage's ability to compete for acquisitions; (h) the condition imposed by Ketch that, for the Arrangement to proceed, the Advantage Management Agreement must be internalized; and (i) the perceived benefits of the Arrangement and the Advantage Management Internalization as further set forth below. Late in the afternoon on April 24, 2006, the terms of the Advantage Management Internalization were finalized and each of the Ketch Board of Directors and

Advantage Board of Directors approved the terms of the Arrangement, including the Advantage Management Internalization, with Messrs. Drader and Bourgeois abstaining from the vote of the Advantage Board of Directors.

At its meeting on April 24, 2006, the Ketch Board of Directors confirmed its conclusion that the Arrangement is fair to the Ketch Unitholders and is in the best interest of Ketch and the Ketch Unitholders, and its recommendation that the Ketch Unitholders vote in favour of the Arrangement. At its meeting on April 24, 2006, the Advantage Board of Directors confirmed its conclusion that the consideration to be paid to Ketch Unitholders is fair to the Advantage Unitholders and is in the best interest of the Advantage Unitholders and also concluded that consideration payable in connection with the Advantage Management Internalization is fair to the Advantage Unitholders and in the best interests of the Advantage Unitholders, in each case having received advice from RBC Capital Markets as to the fairness of such transactions. Early in the morning on April 25, 2006 Advantage, AOG, Ketch, KRL AIM and MFCorp entered into the Arrangement Agreement.

Management of Advantage and Ketch entered into the Arrangement Agreement for the following reasons:

    o The merger is expected to create a stronger single entity with a more balanced portfolio of assets by combining Advantage's longer-life reserve base and infill drilling potential with Ketch's large undeveloped land base and significant prospect inventory.

    o Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administrative systems, and bring together strong technical, field operations and administrative teams which is expected to lead to a smooth integration of the two entities into one stronger organization.

    o The combined trust will be managed by an experienced team of professionals comprised of key managers from both entities who have demonstrated their ability to deliver on acquisition, development, exploitation and financial management objectives.

    o Unitholders will benefit from an increase in property diversification, the ability to pursue a greater range of high impact growth opportunities available to a larger entity and complimentary summer/winter drilling programs.

    o The combined resources of Advantage and Ketch will be significant in terms of development drilling opportunities, undeveloped land prospects and property enhancement projects, positioning the combined trust to more effectively and efficiently develop and enhance its combined asset base.

    o It is expected that the enhanced scale of the combined trust will allow it to more effectively compete for oilfield service resources, generating efficiencies of operation.

    o The combined entity will have a market capitalization in excess of $2.1 billion and an enterprise value of approximately $2.7 billion, providing increased liquidity to Unitholders. Management of Advantage and Ketch anticipate that the increase in liquidity combined with the internalization of Advantage's existing management contract will lead to a broadening of the investor base resulting in a lower cost of capital thereby enhancing the combined entity's ability to compete for accretive acquisitions of new properties.

    o The combined trust will have increased access to low cost capital by virtue of its larger market capitalization and its existing presence in both Canadian and U.S. debt and equity capital markets.

    o The combined entity will have a greater weighting in the Canadian indices which may lead to increased investor interest.

    o The Arrangement will provide Ketch Unitholders with greater exposure to U.S capital markets through Advantage's NYSE listing.

The Advantage Management Internalization is expected to provide the following benefits to both the Advantage Unitholders and Ketch Unitholders:

    o The elimination of the management and performance fees payable by Advantage and a change to an industry competitive incentive program.

    o Better alignment of the interest of management with Unitholders through increased direct ownership by management and employees in Advantage Units.

    o Improvement of the corporate governance of Advantage by allowing Unitholders to elect all directors.

    o Participation by all management and staff of Advantage in the Advantage Management Internalization, which will be escrowed for a period of three years. This is expected to help to ensure that Advantage will be able to maintain and reward key staff for the foreseeable future.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

THE ADVANTAGE BOARD HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT, INCLUDING THE ADVANTAGE MANAGEMENT INTERNALIZATION, IS IN THE BEST INTERESTS OF ADVANTAGE AND HAS, BASED ON THE OPINION OF ITS FINANCIAL ADVISOR, RBC DOMINION SECURITIES INC., A MEMBER COMPANY OF RBC CAPITAL MARKETS, UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO ADVANTAGE AND
UNANIMOUSLY RECOMMENDS THAT ADVANTAGE UNITHOLDERS VOTE IN FAVOUR OF THE ADVANTAGE ARRANGEMENT RESOLUTION. Messrs. Drader and Bourgeois abstained from the vote of the Advantage Board of Directors on the Arrangement.

The directors and officers of AOG hold, or control, an aggregate of approximately 2,100,579 Advantage Units and $554,000 principal amount of Advantage Debentures. The directors also hold 272,500 Advantage Rights entitling them to acquire 272,500 Advantage Units. In addition, certain officers of AOG, two of whom are also directors, will acquire an aggregate of approximately 1,500,000 Advantage Units pursuant to the Advantage Management Internalization. See "THE ARRANGEMENT - INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE MATTERS TO BE ACTED Upon". Each of the members of the Advantage Board of Directors and each of the officers of AOG have indicated that they intend to vote their Advantage Units (including any Advantage Units obtained upon exercise of their Advantage Rights) in favour of the Advantage Arrangement Resolution.

THE KETCH BOARD HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF KETCH AND THE KETCH UNITHOLDERS, AND HAS, BASED ON THE OPINION OF ITS FINANCIAL ADVISORS, BMO NESBITT BURNS INC. AND TRISTONE CAPITAL INC., UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO KETCH UNITHOLDERS AND UNANIMOUSLY RECOMMENDS APPROVAL OF THE ARRANGEMENT BY KETCH UNITHOLDERS.

The directors and officers of KRL hold, or control, an aggregate of 1,653,858 Ketch Units, 228,610 Ketch RTU's and 140,360 Ketch Warrants. See "THE ARRANGEMENT - INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE MATTERS TO BE ACTED UPON". Each of the members of the Ketch Board of Directors and each of the officers of KRL have indicated that they intend to vote their Ketch Units (including any Ketch Units obtained pursuant to their Ketch RTU's and Ketch Warrants) in favour of the Ketch Arrangement Resolution. Each of the directors and officers of KRL holding Ketch Warrants have also indicated that they intend to exercise their Ketch Warrants prior to the Effective Time.

                                THE ARRANGEMENT

EFFECT OF THE ARRANGEMENT

GENERAL

The Arrangement will result in the merger of Advantage and Ketch, with the Ketch Unitholders (excluding Dissenting Ketch Unitholders) ultimately receiving
0.565 of an Advantage Unit for each Ketch Unit held.

On May 11, 2006, there were approximately 59,702,302 Advantage Units outstanding. In addition, approximately 272,500 Advantage Rights were outstanding pursuant to which an additional 272,500 Advantage Units are issuable. On May 10, 2006, there were approximately 56,697,839 Ketch Units outstanding. In addition, approximately 524,806 Ketch RTU's and 315,445 Ketch Warrants were outstanding pursuant to which an additional 413,236 Ketch Units and 315,445 Ketch Units, respectively, are expected to be issued immediately prior to the Effective Date.

ADVANTAGE MANAGEMENT INTERNALIZATION

         ACQUISITION OF AIM SHARES

Concurrent with the execution of the Arrangement Agreement, Advantage, AOG and AIM entered into the Advantage Internalization Letter Agreement pursuant to which Advantage agreed to purchase all of the issued AIM Shares as part of the Plan of Arrangement for the AIM Purchase Price. The AIM Purchase Price is payable in Advantage Units on the Effective Date in accordance with the Plan of Arrangement at a price equal to $22.76 per Advantage Unit (being the volume weighted trading price of the Advantage Units on the TSX for the 10 trading days prior to Monday, April 24, 2006), resulting in the issuance of 1,933,216 Advantage Units.

In accordance with the terms of the Advantage Management Agreement, the Internalization Letter Agreement provides that the AIM Purchase Price will be divided as to 60% ($26.4 million) to the existing three shareholders of AIM, being Kelly Drader, Patrick Cairns and Gary Bourgeois (the "CURRENT SHAREHOLDERS"), with the remaining 40% ($17.6 million) to be distributed amongst the employees of AOG who will also become employees and shareholders of AIM on or before the Effective Date of the Arrangement. The parties have also agreed that the Operating Fee and the Performance Fee (in each case as defined in the Advantage Management Agreement) for the period of January 1, 2006 to March 31, 2006, which will not exceed $3.53 million, will be paid in a manner consistent with past practices to AIM and the employees of AOG through the issuance of 117,661 Advantage Units and not more than $850,000 in cash on the Effective Date. AIM has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.

         ESCROW AGREEMENTS

All employees receiving Advantage Units in payment of the AIM Purchase Price will be required to enter into an Escrow Agreement. The Escrow Agreements are intended to enhance alignment between employee and Advantage Unitholder interests and will result in the 1,933,216 Advantage Units issued in connection with the Advantage Management Internalization being held in escrow and, subject to certain exceptions described below, released as to one-third on each anniversary date of the Effective Date for three years. All distributions paid on the Advantage Units held in escrow will be made on the distribution payment date directly to the holders of escrowed Advantage Units, notwithstanding that their Advantage Units are still in escrow.

All Advantage Units will be released from escrow if a Change of Control occurs.

All Advantage Units being held in escrow for a particular employee, will be released from escrow upon that employee ceasing to be an employee for any reason including death other than (i) for termination for just cause or (ii) voluntary departure or resignation (other than other than as a result of ill health, whether occasioned by accident or illness in the circumstances described in the Escrow Agreement) by the employee.

The Advantage Units being held in escrow for a particular employee, will be forfeited if the individual ceases to be an employee as a result of termination for just cause or as a result of the voluntary departure or resignation of the individual (other than as a result of ill health, whether occasioned by accident or illness, in the circumstances described in the Escrow Agreement). Any such forfeited Advantage Units will be transferred to Advantage or AOG for cancellation.

NOTWITHSTANDING THE FOREGOING AND SUBJECT TO APPLICABLE SECURITIES LEGISLATION, THE ADVANTAGE BOARD MAY CONSENT TO THE TRANSFER WITHIN ESCROW OR THE RELEASE FROM ESCROW OF ADVANTAGE UNITS IN SUCH CIRCUMSTANCES AND ON SUCH TERMS AND CONDITIONS AS IT SHALL DETERMINE IN ITS SOLE DISCRETION.

         SUPPORT AGREEMENTS

Each of the Current Shareholders entered into a support agreement with Advantage, AOG, Ketch, KRL and AIM concurrently with the execution of the Advantage Internalization Letter Agreement pursuant to which they agreed, among other things, to execute a unanimous written resolution of the shareholders of AIM in favour of the Arrangement, including the Advantage Management Internalization, and all matters related thereto.

         OTHER MATTERS

THE ADVANTAGE MANAGEMENT INTERNALIZATION FORMS PART OF THE ARRANGEMENT AND IS CONTINGENT UPON THE ARRANGEMENT BECOMING EFFECTIVE. IN ADDITION, THE ADVANTAGE INTERNALIZATION LETTER AGREEMENT PROVIDES THAT COMPLETION OF THE MANAGEMENT INTERNALIZATION WILL ALSO BE CONDITIONAL UPON THE ESTABLISHMENT OF THE ADVANTAGE RU PLAN. SEE "OTHER MATTERS TO BE CONSIDERED AT THE ADVANTAGE MEETING" FOR A DESCRIPTION OF THE ADVANTAGE RU PLAN, A COPY OF WHICH IS ALSO ATTACHED AS APPENDIX I. The Current Shareholders will not be eligible to participate in the Advantage RU Plan for a period of three years from the Effective Date.

As part of the Plan of Arrangement, AIM will be amalgamated with AOG. Prior to the Effective Date, AIM intends to complete a share split of the AIM Shares and an issuance of AIM Shares such that, at the completion of such share split and issuances, the number of outstanding AIM Shares will be no greater than 16,666,667, which will be exchanged for 1,933,216 Advantage Units pursuant to the Arrangement. In addition, AIM will distribute its existing assets to its shareholders prior to the Effective Date to reduce its working capital to $0.00, by way of bonus, dividend or otherwise.

RBC Dominion Securities Inc., a member company of RBC Capital Markets, has provided the Advantage Board with an opinion that, as of May 12, 2006, the consideration payable by Advantage pursuant to the Advantage Management Internalization is fair from a financial point of view to Advantage. See "THE ARRANGEMENT - ADVANTAGE FAIRNESS OPINIONS" and Appendix E, the "ADVANTAGE FAIRNESS OPINIONS". See also "THE ARRANGEMENT - INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE MATTERS TO BE ACTED UPON", "THE ARRANGEMENT - SECURITIES LAW MATTERS" and "BACKGROUND TO AND REASONS FOR THE ARRANGEMENT - RECOMMENDATIONS OF THE BOARDS OF DIRECTORS".

EFFECT ON HOLDERS OF KETCH UNITS

Pursuant to the Arrangement, Ketch Unitholders will receive for each Ketch Unit held, 0.565 of an Advantage Unit. "THE ARRANGEMENT - DETAILS OF THE ARRANGEMENT
-  ARRANGEMENT   STEPS",   "THE  ARRANGEMENT  -  CANADIAN  FEDERAL  INCOME  TAX
CONSIDERATIONS", "THE ARRANGEMENT - UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS" and "THE ARRANGEMENT - PROCEDURE FOR EXCHANGE OF KETCH UNITS".

EFFECT ON HOLDERS OF KETCH RTU'S

It is a condition to the completion of the Arrangement that all Ketch RTU's shall have been exercised or terminated prior to the Effective Date. Pursuant to the terms of the Ketch RTU Plan, the issue dates for all Ketch Units issuable pursuant to the Ketch RTU's will be accelerated as a result of the Arrangement. Such Ketch Units will be issued on the last Business Day preceding the Effective Date and will be ultimately exchanged for Advantage Units pursuant to the Arrangement. See "THE ARRANGEMENT - DETAILS OF THE ARRANGEMENT
- ARRANGEMENT STEPS", "THE ARRANGEMENT - CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".

EFFECT ON HOLDERS OF KETCH WARRANTS

All of the Ketch Warrants have vested as a result of the execution of the Arrangement Agreement. It is a condition to the completion of the Arrangement that all Ketch Warrants shall have been exercised or terminated prior to the Effective Date. All of the directors and officers of KRL have indicated that they intend to exercise the Ketch Warrants held by them prior to the Effective Date. Ketch Units issued upon exercise of the Ketch Warrants will ultimately be exchanged for Advantage Units pursuant to the Arrangement.

EFFECT ON HOLDERS OF KETCH 6.50% DEBENTURES

As at April 30, 2006, there were approximately $70 million in aggregate principal amount of Ketch 6.50% Debentures outstanding. The Ketch 6.50% Debentures are convertible into Ketch Units at the option of the holder at any time prior to the close of business on the earlier of maturity of the Ketch 6.50% Debenture and the Business Day preceding the date specified by Ketch for redemption at a conversion price of $14.10 per Ketch Unit. Under the Plan of Arrangement, Advantage will assume all of the covenants and obligations of Ketch under the Ketch 6.50% Debenture Indenture in respect of the outstanding Ketch 6.50% Debentures. Holders of Ketch 6.50% Debentures who convert their
Ketch 6.50% Debentures prior to the Effective Date will receive the same consideration as Ketch Unitholders based upon the number of Ketch Units issued upon such conversion. Provided the Arrangement is completed, holders of Ketch 6.50% Debentures who do not convert their Ketch 6.50% Debentures to Ketch Units prior to the Effective Date of the Arrangement and subsequently wish to convert their Ketch 6.50% Debentures will be entitled to receive Advantage Units instead of Ketch Units, on the basis of 0.565 of an Advantage Unit in lieu of each Ketch Unit which it was previously entitled to receive on conversion at a conversion price of $24.96. As a result, a holder of Ketch 6.50% Debentures will receive 40.06410 Advantage Units for each $1,000 principal amount of Ketch 6.50% Debentures converted. See "THE ARRANGEMENT - EFFECT OF THE ARRANGEMENT - GENERAL", "THE ARRANGEMENT - DETAILS OF THE ARRANGEMENT - ARRANGEMENT STEPS" and "THE ARRANGEMENT - CANADIAN FEDERAL INCOME TAX CONSIDERATIONS". See "PRO FORMA INFORMATION OF ADVANTAGE AFTER GIVING EFFECT TO THE ARRANGEMENT - RISK FACTORS".

EFFECT ON DISTRIBUTIONS

Distributions paid to Advantage Unitholders and Ketch Unitholders for the month of May 2006 will not be affected by the proposed Arrangement and will be paid in the usual manner. Therefore, Advantage Unitholders of record on May 31, 2006 will receive their regular monthly cash distribution on June 15, 2006 and Ketch Unitholders of record on May 23, 2006 will receive their regular monthly cash distribution on June 15, 2006.

If the Effective Date occurs on June 23, 2006, as currently scheduled, the first post-Arrangement distribution of Advantage will be paid on July 17, 2006 to Advantage Unitholders (including former Ketch Unitholders) of record on June 30, 2006. Future distributions will be subject to the discretion of the Advantage Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment, foreign currency exchange rates and interest rates, operating costs, production declines, various operational hazards and matters, debt service charges, changes in cash flow and changes in reserve estimations and reserve depletion. See "PRO FORMA INFORMATION OF ADVANTAGE AFTER GIVING EFFECT TO THE ARRANGEMENT - RISK FACTORS".

EFFECT ON KETCH DRIP

It is a condition to the completion of the Arrangement that the Ketch DRIP shall have been terminated on or prior to the Effective Date. Ketch expects to suspend the Ketch DRIP such that all distributions by Ketch, after the distribution for holders of record on May 23, 2006, will not be eligible for reinvestment under Ketch's DRIP. If the Arrangement is completed on June 23, 2006 as expected, the Ketch DRIP will be terminated on that date.

DETAILS OF THE ARRANGEMENT

GENERAL

The Arrangement will result in the merger of Advantage and Ketch, with the Ketch Unitholders (excluding Dissenting Ketch Unitholders) ultimately receiving
0.565 of an Advantage Unit for each Ketch Unit held.

Following completion of the Arrangement, the combined trust, which will retain the Advantage name, is expected to be one the largest natural gas focused trusts, with an initial enterprise value of approximately $2.7 billion.

Advantage and Ketch believe that the merger will create a stronger single entity with a more balanced portfolio of assets. The merged trust is expected to be well positioned to create long-term value for Unitholders through a high quality, long life asset base and an extensive drilling inventory. Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administration systems, and bring together strong technical, field operations and administrative teams, which is expected to lead to a smooth integration of the two entities into one stronger organization.

Following the Arrangement, Advantage is expected to have in excess of 122 MMboe of proved plus probable reserves and a diversified production base of approximately 30,500 Boe/d comprised of approximately 70% natural gas and 30% light oil and natural gas liquids.

The combined trust will retain key personnel from both entities and will be led by Advantage's current Chief Executive Officer, Kelly Drader who will continue as Chief Executive Officer and by Andy J. Mah from Ketch as President and Chief Operating Officer. Neil Bokenfohr, currently the Vice President, Exploitation and Operations with Ketch will also join the Advantage executive team. The Advantage Board of Directors, including Chairman Steven Sharpe, Ronald A. McIntosh, Roderick M. Myers, Carol Pennycook, Rodger A. Tourigny, Gary Bourgeois and Kelly Drader, will remain in place and will be joined by Grant B. Fagerheim, John Howard and Andy J. Mah from Ketch.

Following the Effective Date, it is currently intended that Advantage will make cash distributions to holders of Advantage Units from income generated from the Advantage Royalty Agreement, as well as income from the Ketch Notes and the Ketch NPI, net of administrative expenses. In addition, Advantage Unitholders may, at the discretion of the Advantage Board of Directors, receive distributions in respect of prepayments of principal on certain of the Ketch Notes before maturity and dividends on common shares of AmalgamationCo.

ARRANGEMENT STEPS

Pursuant to the Arrangement, each of the following are deemed to occur in the following order without any further act or formality:

DISSENTING UNITHOLDERS

(a) the Advantage Units held by Dissenting Unitholders shall be deemed to have been transferred to Advantage (free of any claims) and such Dissenting Unitholders shall cease to have any rights as Advantage Unitholders other than the right to be paid the fair value of their Advantage Units in accordance with Article 4 of the Plan of Arrangement and shall be cancelled at the Effective Time;

(b) concurrently with paragraph (a), the Ketch Units held by Dissenting Unitholders shall be deemed to have been transferred to Ketch (free of any claims) and such Dissenting Unitholders shall cease to have any rights as Ketch Unitholders other than the right to be paid the fair value of their Ketch Units in accordance with Article 4 of the Plan of Arrangement and shall be cancelled at the Effective Time;

AMENDMENTS TO THE TRUST INDENTURES AND OTHER CONSTATING DOCUMENTS

(a) the Advantage Trust Indenture and other constating documents of the Advantage Arrangement Parties shall be amended:

         (i)      by creating the Advantage Special Units; and

         (ii)     otherwise  to  the  extent   necessary  to   facilitate   the
                  Arrangement;

(b) the Ketch Trust Indenture and other constating documents of the Ketch Arrangement Parties shall be amended:

         (i) to cause 99% of the Ketch Units held by each Ketch Unitholder to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement, for MFCorp Special Shares on the basis of 0.565 of an MFCorp Special Share for each 1.000 Ketch Unit pursuant to paragraph (h) below;

         (ii) to cause 1% of the Ketch Units held by each Ketch Unitholder to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement, for Advantage Units on the basis of 0.565 of an Advantage Unit for each 1.000 Ketch Unit pursuant to paragraph (j) below;

         (iii) to cause the MFCorp Special Shares received by Ketch Unitholders pursuant to paragraph (m) below to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement, for Advantage Units upon the redemption of the MFCorp Special Shares pursuant to paragraph (m) below on the basis of 1.000 Advantage Unit for each 1.000 MFCorp Special Share; and

         (iv)     otherwise  to  the  extent   necessary  to   facilitate   the
                  Arrangement;

SUBSCRIPTION BY ADVANTAGE FOR KETCH UNIT

(c)      Advantage  shall  subscribe for one (1) Ketch Unit in exchange for one
         (1) Advantage Unit;

ADVANTAGE PURCHASE OF KETCH ASSETS

(d) Ketch shall sell, transfer, convey, assign and deliver to Advantage and Advantage shall purchase and accept from Ketch, all of the Ketch Assets and Advantage shall: (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Ketch Assumed Liabilities in accordance with their terms; and (ii) issue to Ketch
         0.565 of an Advantage Special Unit and 0.565 of an Advantage Unit for each 1.000 Ketch Unit outstanding with the allocation between Advantage Special Units and Advantage Units being such that Ketch can meet its distribution obligations under paragraph (i), all pursuant to one or more conveyance agreements between Ketch and Advantage;

(e) concurrently with paragraph (f), in connection with the assumption of the Ketch Assumed Liabilities by Advantage, Advantage shall assume all the covenants and obligations of Ketch under the Ketch 6.50% Debenture Indenture in respect of the Ketch 6.50% Debentures such that the Ketch 6.50% Debentures will be valid and binding obligations of Advantage entitling the holders thereof, as against Advantage, to all the rights of the Ketch Debentureholders under the Ketch 6.50% Debenture Indenture, and, in connection therewith, shall enter into a supplemental debenture indenture with the Ketch Debenture Trustee in accordance with the applicable requirements of the Ketch Debenture Indenture and otherwise comply with any additional requirements of the Ketch 6.50% Debenture Indenture relating thereto;

MFCORP ACQUISITION OF KETCH UNITS

(f) one moment in time following the step in paragraph (g), each Ketch Unitholder shall transfer ninety-nine (99%) percent of his/her Ketch Units to MFCorp in exchange for MFCorp Special Shares on the basis of
         0.565  of  an  MFCorp   Special   Share  for  each  1.000  Ketch  Unit
         transferred;

REDEMPTION OF KETCH UNITS

(g) one moment in time following the step in paragraph (h), Ketch shall redeem all of the issued and outstanding Ketch Units (other than the one (1) Ketch Unit held by Advantage) in exchange for all of the Advantage Special Units and Advantage Units held by Ketch and, upon such redemption the Advantage Special Units shall be distributed by Ketch to MFCorp on the basis of 0.565 of an Advantage Special Unit for each 1.000 Ketch Unit held by MFCorp and the Advantage Units shall be distributed to the remaining Ketch Unitholders on the basis of 0.565 of an Advantage Unit for each 1.000 Ketch Unit held;

EXCHANGE OF AIM SHARES WITH MFCORP

(h) all of the AIM Shares held by AIM Shareholders shall be exchanged with MFCorp in exchange for MFCorp Special Shares on the basis of
         0.11599295768 of an MFCorp Special Share for each 1.000 AIM Share transferred;

ADVANTAGE PURCHASE OF MFCORP ASSETS

(i) MFCorp shall sell, transfer, convey, assign and deliver to Advantage and Advantage shall purchase and accept from MFCorp, all of the MFCorp Assets and Advantage shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the MFCorp Assumed Liabilities in accordance with their terms, and (ii) issue to MFCorp an aggregate number of Advantage Units equal in number to the number of MFCorp Special Shares and the number of MFCorp Shares outstanding;

REDEMPTION OF MFCORP SHARES AND MFCORP SPECIAL SHARES

(j) one moment in time following the step in paragraph (k), MFCorp shall redeem all of the issued and outstanding MFCorp Special Shares in exchange for Advantage Units, which shall be distributed to the holders of MFCorp Shares and MFCorp Special Shares on the basis of
         1.000 Advantage Unit for each 1.000 MFCorp Share and 1.000 Advantage Unit for each 1.000 MFCorp Special Share;

EXCHANGE OF KRL COMMON SHARES

(k) all of the KRL Common Shares held by Advantage shall be exchanged with AOG for that number of AOG Common Shares having a value equal to the fair market value of the KRL Common Shares so exchanged;

EXCHANGE OF ADVANTAGE EXCHANGECO SHARES WITH AOG

(l) all of the Advantage ExchangeCo Shares held by Advantage shall be exchanged with AOG for that number of AOG Common Shares having a value equal to the fair market value of the Advantage ExchangeCo Shares so exchanged;

EXCHANGE OF AIM WITH AOG

(m) all of the AIM Shares held by Advantage shall be exchanged with AOG for that number of AOG Common Shares having a value equal to the fair market value of the AIM Shares so exchanged;

AMALGAMATION OF AOG, KRL, AIM AND ADVANTAGE EXCHANGECO

(n) AOG, KRL, AIM and Advantage ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

         (i) the stated capital of the common shares of AOG, KRL, AIM and Advantage ExchangeCo shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

         (ii) the articles of Amalgamation shall be the same as the articles of AOG and the name of AmalgamationCo shall be "AOG Oil & Gas Ltd.";

         (iii) the shares of KRL, AIM and Advantage ExchangeCo shall be cancelled without any repayment of capital;

         (iv) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

         (v)      AmalgamationCo   shall   continue   to  be  liable   for  the
                  obligations of each of the amalgamating corporations;

         (vi)     any  existing   cause  of  action,   claim  or  liability  to
                  prosecution of each of the amalgamating corporations shall be unaffected;

         (vii) any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

         (viii) a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

         (ix) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

         (x)      the by-laws of AmalgamationCo shall be the by-laws of AOG;

         (xi) the first directors of AmalgamationCo shall be the directors of AOG;

         (xii) the first officers of AmalgamationCo shall be Kelly Drader as Chief Executive Officer, Andy Mah as President and Chief
                  Operating Officer, Peter A. Harahan as Vice President, Finance and Chief Financial Officer, Patrick Cairns as Senior Vice President, Acquisitions, Gary Bourgeois, Vice President, Corporate Development, Rick Mazurkewich as Vice President, Production, Neil Bokenfohr as Vice President, Exploitation, Weldon Kary as Vice President, Geology & Geophysics and Jay
                  P. Reid as Corporate Secretary; and

         (xiii)   the  registered  office  of   AmalgamationCo   shall  be  the
                  registered office of AOG;

ELECTION OF AMALGAMATION DIRECTORS

(o) the number of directors of AOG shall be increased to 10 members and each of Grant B. Fagerheim, John Howard and Andy J. Mah shall be appointed as directors of AOG to hold office until the next annual meeting of shareholders of AOG; and

TRANSFER OF MFCORP SHARES TO ADVANTAGE

(p) the outstanding MFCorp Share shall be transferred to Advantage for one Advantage Unit.

ELECTION OF ADDITIONAL DIRECTORS OF AOG

As indicated above, one of the Arrangement steps is to fix the number of directors of AOG at 10 members and to elect the nominees set forth below to fill the three additional positions:

         Grant B. Fagerheim
         John Howard
         Andy J. Mah

The names and municipalities of residence of each of the persons nominated for election as a director of AOG and their respective principal occupations are described under "PRO FORMA INFORMATION OF ADVANTAGE AFTER GIVING EFFECT TO THE ARRANGEMENT - DIRECTORS AND OFFICERS OF ADVANTAGE UPON COMPLETION OF THE ARRANGEMENT". To the knowledge of Advantage and Ketch, none of the persons so nominated for election owns, directly or indirectly, or exercises control over direction over, any Advantage Units as of the date of this Information Circular.

POST ARRANGEMENT STRUCTURE

The following diagram illustrates the organizational structure of Advantage immediately following the completion of the Arrangement.

                   [GRAPHIC OMITTED -- ORGANIZATIONAL CHART]

                      ___________________________________

                            ADVANTAGE UNITHOLDERS
                         AND FORMER KETCH UNITHOLDERS
                      ___________________________________
                             ^  ^              |
                  Cash       |  |              |   Advantage Units
              Distribution   |  |              |      (100%)
                   (2)       |  | Income from  |
                             |  |  Permitted   |
                             |  | Investments  |
                             |  |     ^        |
                             |  |    / \       |
                             |  |   /   \      |
                             |  |  /     \     |
                             |  | /       \    |
                             |  |/ADVANTAGE\   |
                             |  /  ENERGY   \  |
                             | / INCOME FUND \ v
                              /   (Alberta)   \
                             /                 \
           ----------------------------------------------------
           |                ^                    |            |
           |                |  Interest and      |            |
           v                | principal paymants,| royalty,   |
           ^                | royalty payments   | notes,     |
          / \               | and dividends      | 100%       |
         /   \              | on common shares   | shares     |
        /     \             |                    v            v
       / KETCH \           ------------------------   ---------------
      /RESOURCES\
     / TRUST (3) \               AMALGAMATIONCO          MFCORP (4)
    /             \
    ---------------        ------------------------   ---------------

Notes:
(1) All operations and management of Advantage will be conducted through AmalgamationCo. Advantage will hold all of the shares of AmalgamationCo.
(2) Advantage will receive regular monthly payments in accordance with the Advantage Royalty Agreement as well as distributions and interest payments from the Advantage Notes, the Ketch Notes and the Ketch NPI.
(3) Ketch Resources Trust will be dissolved and liquidated and MFCorp will be wound up within twelve months following the Effective Date.

Upon the completion of the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 413,236 Ketch Units are issued pursuant to previously outstanding Ketch RTUs; (iii) an aggregate of 315,455 Ketch Units are issued pursuant to previously outstanding Ketch Warrants; (iv) an aggregate of 1,933,216 Advantage Units are issued in connection with the Advantage Management Internalization; and (v) none of the Advantage Debentures and none of the Ketch 6.50% Debentures are converted into Advantage Units or Ketch Units prior to the Effective Time, approximately 94.6 million Advantage Units will be issued and outstanding following completion of the Arrangement. Of these, approximately 65% of the Advantage Units will be held by existing Advantage Unitholders and 35% of the Advantage Units will be held by former Ketch Unitholders.

ARRANGEMENT AGREEMENT

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Advantage and Ketch and various conditions precedent, both mutual and with respect to each Party.

THE FOLLOWING IS A SUMMARY OF CERTAIN PROVISIONS OF THE ARRANGEMENT AGREEMENT. THE ARRANGEMENT AGREEMENT IS ATTACHED AS APPENDIX D TO THIS INFORMATION CIRCULAR AND REFERENCE IS MADE THERETO FOR THE FULL TEXT THEREOF.

MUTUAL COVENANTS REGARDING NON-SOLICITATION

Under the Arrangement Agreement, each of Advantage and Ketch has agreed to certain non-solicitation covenants as follows:

(a) Each of the Advantage Parties and the Ketch Parties agreed to immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal and to immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and to use all reasonable commercial efforts to ensure that such requests are honoured;

(b) Each of the Advantage Parties and the Ketch Parties shall not, directly or indirectly, do or authorize or permit any of their respective officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

         (i)      solicit,  facilitate,  initiate or encourage any  Acquisition
                  Proposal;

         (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

         (iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

         (iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

         provided, however, that notwithstanding any other provision in the Arrangement Agreement, each of the Advantage Parties and the Ketch Parties and their respective and its officers, directors and advisers may:

         (v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

                  (A)      the third party has first made a Superior  Proposal;
                           and

                  (B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, copies of all information provided to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party's questions with respect thereto; or

         (vi) comply with Section 172 of the SECURITIES ACT (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its Unitholders; and

         (vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Advantage Board or the Ketch Board, as the case may be, shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by paragraph (c) below and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in the discharge of its fiduciary duties under Applicable Law and such Party complies with its obligations set forth in paragraph (c) below and terminates the Arrangement Agreement and concurrently therewith pays the Advantage Termination Fee or the Ketch Termination Fee, as applicable, to the other Party.

(c) Each of Advantage, AOG, Ketch and KRL when in receipt of a Superior Proposal (a "RECEIVING PARTY") has agreed to give the other Party (the "RESPONDING PARTY"), orally and in writing, at least 72 hours advance notice of any decision by Advantage Board or the Ketch Board, as the case may be, to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Advantage Board or the Ketch Board, as the case may be, has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the Party making the Superior
         Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend the Arrangement Agreement and the Arrangement to provide that the holders of the Advantage Units or Ketch Units, as applicable, (the "RECEIVING PARTY SECURITIES") shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the Advantage Board or the Ketch Board, as the case may be, prior to the expiry of such 72 hour period, the Advantage Board or the Ketch Board, as the case may be, shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

TERMINATION FEES

         ADVANTAGE TERMINATION FEE

Pursuant to the Arrangement Agreement, Ketch and KRL have agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a) the Ketch Board has withdrawn or changed its determination that the Arrangement is fair to Ketch Unitholders and is in the best interest of Ketch and Ketch Unitholders or its recommendation that the Ketch Unitholders vote in favour of the Arrangement Resolution in a manner adverse to Advantage or shall have resolved to do so prior to the Effective Date;

(b) a BONA FIDE Acquisition Proposal is publicly announced, proposed, offered or made to the Ketch Unitholders or to Ketch and the Ketch Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal is completed in accordance with its terms within 9 months of the date of the Arrangement Agreement;

(c) Ketch accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Ketch willfully breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Ketch or materially impedes the completion of the Arrangement, and Ketch fails to cure such breach within five Business Days after receipt of written notice thereof from Advantage (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 17, 2006),

(each of the above being an "ADVANTAGE DAMAGES EVENT"), then in the event of the termination of the Arrangement Agreement, Ketch shall pay to Advantage $20 million (the "ADVANTAGE TERMINATION FEE") as liquidated damages in immediately available funds to an account designated by Advantage within one Business Day after the first to occur of the events described above. Following an Advantage Damages Event but prior to payment of the Advantage Termination Fee, Ketch shall be deemed to hold such Advantage Termination Fee in trust for Advantage. Ketch shall only be obligated to pay one Advantage Termination Fee pursuant to the Arrangement Agreement.

         KETCH TERMINATION FEE

Pursuant to the Arrangement Agreement, Advantage and AOG have agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a) the Advantage Board has withdrawn or changed its determination that the Arrangement is fair to Advantage Unitholders and is in the best interests of Advantage and Advantage Unitholders or its recommendation that the Advantage Unitholders vote in favour of the Arrangement Resolution in a manner adverse to Ketch or shall have resolved to do so prior to the Effective Date;

(b) a BONA FIDE Acquisition Proposal is publicly announced, proposed, offered or made to the Advantage Unitholders or to Advantage and the Advantage Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal is completed in accordance with its terms within 9 months of the date of the Arrangement Agreement;

(c) Advantage accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Advantage willfully breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Advantage or materially impedes the completion of the Arrangement, and Advantage fails to cure such breach within five Business Days after receipt of written notice thereof from Ketch (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 17, 2006),

(each of the above being a "KETCH DAMAGES EVENT"), then in the event of the termination of the Arrangement Agreement, Advantage shall pay to Ketch $20 million (the "KETCH TERMINATION FEE") as liquidated damages in immediately available funds to an account designated by Ketch within one Business Day after the first to occur of the events described above. Following a Ketch Damages Event but prior to payment of the applicable Ketch Termination Fee, Advantage shall be deemed to hold such applicable Ketch Termination Fee in trust for Ketch. Advantage shall only be obligated to pay one Ketch Termination Fee pursuant to the Arrangement Agreement.

         TERMINATION

         The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)      by mutual written consent of Advantage and Ketch;

(b) as a result of a failure to satisfy any of the conditions set forth in the Arrangement Agreement;

(c) by Advantage upon the occurrence of an Advantage Damages Event, provided that in the event that the Ketch Board has withdrawn or changed any of its recommendations or determinations with respect to the Arrangement or shall have resolved to do so prior to the Effective Date, the Arrangement Agreement may not be terminated by Advantage unless the Ketch Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d) by Ketch upon the occurrence of a Ketch Damages Event, provided that in the event that the Advantage Board has withdrawn or changed any of its recommendations or determinations with respect to the Arrangement or shall have resolved to do so prior to the Effective Date, the Arrangement Agreement may not be terminated by Ketch unless Advantage Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e) by Advantage, in the event that Advantage accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with the Arrangement Agreement, provided that Advantage has complied with its obligations set forth in the Arrangement Agreement with respect to Superior Proposals and concurrently pays to Ketch the applicable Ketch Termination Fee;

(f) by Ketch, in the event that Ketch accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with the Arrangement Agreement, provided that Ketch has complied with its obligations set forth in the Arrangement Agreement with respect to Superior Proposals and concurrently pays to Advantage the applicable Advantage Termination Fee;

(g) by Advantage upon the occurrence of a Material Adverse Change with respect to Ketch; and

(h) by Ketch upon the occurrence of a Material Adverse Change with respect to Advantage.

CONDITIONS PRECEDENT TO THE ARRANGEMENT

The respective obligations of the parties to the Arrangement Agreement to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to May 30, 2006, the Interim Order shall have been granted in form and substance satisfactory to each of Advantage and Ketch, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Advantage and Ketch, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the holders of Ketch Units, on or prior to July 17, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Advantage and Ketch, acting reasonably;

(c) the Arrangement Resolution shall have been passed by the holders of Advantage Units, on or prior to July 17, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Advantage and Ketch, acting reasonably;

(d) holders of not greater than 5% of the outstanding Ketch Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e) holders of not greater than 5% of the outstanding Advantage Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f) on or prior to July 17, 2006, the Final Order shall have been granted in form and substance satisfactory to Advantage and Ketch, acting reasonably;

(g) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Advantage and Ketch, acting reasonably;

(h) the Arrangement shall have become effective on or prior to July 17, 2006;

(i) the Advantage RU Plan or other similar long term incentive plan agreed to by Advantage and Ketch, acting reasonably, shall have been approved by the required percentage of Advantage Unitholders and the Advantage Units issuable under the Advantage RU Plan have been conditionally approved for listing on the TSX and NYSE on or prior to the Effective Date;

(j) AOG shall enter into written agreements effective as of the Effective Date satisfactory to each of Advantage and Ketch, acting reasonably, pursuant to which AOG shall agree that, for a period of six years after the Effective Date, AOG shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Ketch (provided that AOG may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all former directors and officers of KRL with respect to claims arising from facts or events which occurred before the Effective Date or KRL shall have arranged for such insurance utilizing AON as the broker on terms satisfactory to AOG, acting reasonably;

(k)      Competition Act Approval shall have been obtained;

(l) in addition to the approval required by paragraph (k), all other required domestic and foreign regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Advantage and Ketch, each acting reasonably, including, without limitation, conditional listing approval for the additional listing on the TSX and the NYSE of the Advantage Units to be issued pursuant to the Arrangement, all applicable requirements under Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, have been satisfied with respect to the issuance of Advantage Units and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(m) if required, the Arrangement, and the consummation thereof, shall have been approved by Advantage's lenders on a basis acceptable to Advantage and Ketch, each acting reasonably;

(n) if required, the Arrangement, and the consummation thereof, shall have been approved by Ketch's lenders on a basis acceptable to Advantage and Ketch, each acting reasonably;

(o) Advantage and Ketch shall have executed such instruments, and the Ketch 6.50% Debenture Trustee shall have received such opinions, as contemplated and required by Article 11 of the Ketch 6.50% Debenture Indenture, in order to provide for the assumption as of the Effective Date by Advantage of all of the covenants and obligations of Ketch under the Ketch 6.50% Debenture Indenture in respect of the Ketch 6.50% Debentures such that, as of the Effective Date, the Ketch 6.50% Debentures become valid and binding obligations of Advantage entitling the holders thereof, as against Advantage, to all the rights of holders of Ketch 6.50% Debentures under the Ketch 6.50% Debenture Indenture;

(p) there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:

         (i)      makes illegal or otherwise directly or indirectly  restrains,
                  enjoins   or   prohibits   the   Arrangement   or  any  other
                  transactions contemplated herein; or

         (ii)     results in a  judgment  or  assessment  of  material  damages
                  directly  or   indirectly   relating   to  the   transactions
                  contemplated herein;

(q)      as of the Effective Date:

         (i) the following individuals shall be added to the Advantage Board of Directors:

                  Grant Fagerheim
                  John Howard
                  Andy Mah, and

         (ii) the following individuals shall be appointed as the officers of AOG:

                  Kelly Drader - Chief Executive Officer
                  Andy Mah - President and Chief Operating Officer
                  Peter Hanrahan - Vice President, Finance and Chief Financial Officer Patrick Cairns - Senior Vice President, Acquisitions Gary Bourgeois, Vice President, Corporate Development Rick Mazurkewich - Vice President, Production Neil Bokenfohr - Vice President, Exploitation Weldon Kary - Vice President, Geology & Geophysics Jay P. Reid - Corporate Secretary

(r) Advantage and AOG shall have received resignations and releases, in form satisfactory to Advantage and Ketch, each acting reasonably, from the directors of Ketch and from the Advantage departing officers, which releases shall contain exceptions for amounts or obligations owing to such directors or officers for accrued but unpaid salary, bonus, benefits and other compensation or pursuant to indemnity or directors' and officers' insurance arrangements;

(s)      Investment Canada Act Approval, if required, shall have been obtained;

(t) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of AIM contained in
         Section 5.3 of the Arrangement Agreement shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and AIM shall have complied in all material respects with its covenants in the Arrangement Agreement and Advantage and Ketch shall have received a certificate to that effect dated the Effective Date from the President of AIM, acting solely on behalf of AIM, and not in his personal capacity, to the best of his information and belief, having made reasonable inquiry, and Advantage and Ketch will have no knowledge to the contrary;

(u) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of MFCorp contained in
         Section 5.4 of the Arrangement Agreement shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and MFCorp shall have complied in all material respects with its covenants in the Arrangement Agreement;

(v) each of the acts and undertakings of AIM to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by AIM;

(w) each of the acts and undertakings of MFCorp to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by MFCorp; and

(x) each of the parties, acting reasonably, shall be satisfied that 95% or more of the fair market value of the issued shares in the capital stock of MFCorp will include shares having conditions requiring MFCorp to accept, at the demand of the holder and at prices determined and payable in accordance with the conditions, the surrender of the shares that are fully paid.

The foregoing conditions are for the mutual benefit of Ketch and Advantage and may be asserted by Ketch and Advantage regardless of the circumstances and may be waived by Ketch and Advantage (with respect to such party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Ketch or Advantage may have.

In addition to the mutual conditions precedent, the obligations of Advantage to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) provided that Advantage has responded promptly to any requests for information with respect to Advantage required to be included in the Ketch Information Circular, Ketch shall have mailed the Ketch Information Circular and other documentation required in connection with the Ketch Meeting on or before May 30, 2006;

(b) each of the acts and undertakings of Ketch to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Ketch;

(c)      Ketch shall have furnished Advantage with:

         (i) certified copies of the resolutions duly passed by the Ketch Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated hereby; and

         (ii) certified copies of the resolutions of Ketch Unitholders, duly passed at the Ketch Meeting, approving the Arrangement Resolution;

(d) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Ketch and KRL contained in Section 5.2 of the Arrangement Agreement shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Ketch and KRL shall have complied in all material respects with its covenants in the Arrangement Agreement and Advantage shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of KRL acting solely on behalf of KRL and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Advantage will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to Ketch shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f) there shall not have occurred any change after April 24, 2006, or prior to April 24, 2006 which has not been publicly disclosed or disclosed to Advantage in writing prior to April 24, 2006, (or any condition, event or development involving a prospective change) that would constitute a Material Adverse Change for Ketch except a change directly resulting from an action taken by Ketch permitted by the Arrangement Agreement or to which Advantage has consented in writing;

(g) all Ketch RTU's and Ketch Warrants shall have been exercised or terminated and the Ketch DRIP shall have been terminated on or prior to the Effective Date.

In addition to the mutual conditions precedent, the obligations of Ketch to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) provided that Ketch has responded promptly to any request for information with respect to Ketch required to be included in the Advantage Information Circular, Advantage shall have mailed the Advantage Information Circular and other documentation required in connection with the Advantage Meeting on or before May 30, 2006;

(b) each of the acts and undertakings of Advantage to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Advantage;

(c)      Advantage shall have furnished Ketch with:

         (i) certified copies of the resolutions duly passed by the Advantage Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated hereby; and

         (ii)     certified copies of the resolutions of Advantage Unitholders,
                  duly  passed  at  the   Advantage   Meeting,   approving  the
                  Arrangement Resolution and the Advantage RU Resolution;

(d) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Advantage and AOG contained in Section 5.1 of the Arrangement Agreement shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Advantage and AOG shall have complied in all material respects with its covenants in the Arrangement Agreement and Ketch shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of AOG acting solely on behalf of AOG and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Ketch will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to Advantage shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f) there shall not have occurred any change after April 24, 2006, or prior to April 24, 2006 which had not been publicly disclosed or disclosed to Ketch in writing prior to April 24, 2006, (or any condition, event or development involving a prospective change) that would constitute a Material Adverse Change for Advantage except a change directly resulting from an action taken by Advantage permitted by the Arrangement Agreement to which Ketch has consented in writing; and

(g) the listing of the Advantage Units issuable to Ketch Unitholders pursuant to the Arrangement and the Advantage RU Plan shall have been conditionally approved for listing on the TSX and NYSE.

Upon the foregoing conditions being fulfilled or waived, Advantage, AOG, Ketch and KRL intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolutions proposed for consideration by the Unitholders authorize the respective Boards of Directors, without further notice to or approval of such Unitholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the applicable Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. The Arrangement Resolutions are attached as Appendix A and Appendix B to this Information Circular.

PROCEDURE FOR THE ARRANGEMENT BECOMING EFFECTIVE

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Advantage Unitholders voting at the Advantage Meeting;

(b) the Arrangement must be approved by the Ketch Unitholders voting at the Ketch Meeting;

(c)      the  Arrangement  must be approved by the Court  pursuant to the Final
         Order;

(d) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(e) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the certificate must be issued by the Registrar.

UNITHOLDER APPROVALS

         ADVANTAGE UNITHOLDERS

Pursuant to the Interim Order, the number of votes required to pass the Advantage Arrangement Resolution is not less than two-thirds of the votes cast by Advantage Unitholders, either in person or by proxy, at the Advantage Meeting. See "GENERAL PROXY MATTERS - PROCEDURE AND VOTES REQUIRED". It is also a condition to the completion of the Arrangement that the Advantage RU Plan shall have been approved by the Advantage Unitholders. See "OTHER MATTERS TO BE CONSIDERED AT THE ADVANTAGE MEETING".

         KETCH UNITHOLDERS

Pursuant to the Interim Order, the number of votes required to pass the Ketch Arrangement Resolution is not less than two-thirds of the votes cast by Ketch Unitholders, either in person or by proxy, at the Ketch Meeting. See "GENERAL PROXY MATTERS - PROCEDURE AND VOTES REQUIRED".

COURT APPROVALS

         INTERIM ORDER

On May 12, 2006, the Court granted the Interim Order facilitating the calling of the Meetings and prescribing the conduct of the Meetings and other matters. The Interim Order is attached as Appendix C to this Information Circular.

         FINAL ORDER

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement is approved by Unitholders at the Meetings in the manner required by the Interim Order, Advantage, Ketch, AOG, KRL, Advantage ExchangeCo, AIM and MFCorp will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for June 22, 2006 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 - 4th Street S.W., Calgary, Alberta. At the hearing, any Unitholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Advantage and Ketch a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court ON OR BEFORE NOON (CALGARY TIME) ON JUNE 16, 2006. SERVICE OF SUCH NOTICE SHALL BE EFFECTED BY SERVICE UPON THE SOLICITORS FOR ADVANTAGE: BURNET, DUCKWORTH & PALMER LLP, 1400, 350 - 7TH AVENUE S.W., CALGARY, ALBERTA, T2P 3N9 ATTENTION: DANIEL J. MCDONALD, Q.C., AND THE SOLICITORS FOR KETCH: OSLER, HOSKIN & HARCOURT LLP, SUITE 2500, TRANSCANADA TOWER, 450 -1ST STREET S.W., CALGARY, ALBERTA T2P 5H1, ATTENTION: TRISTRAM J. MALLETT. SEE "NOTICE OF JOINT PETITION".

The Advantage Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Advantage and Ketch have been advised by their counsel, Burnet, Duckworth & Palmer LLP and Osler, Hoskin & Harcourt LLP, respectively, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Advantage and Ketch may determine not to proceed with the Arrangement.

ADVANTAGE FAIRNESS OPINIONS

The Advantage Special Committee retained RBC Capital Markets to address the fairness to Advantage, from a financial point of view, of the consideration payable by Advantage to the Ketch Unitholders pursuant to the Arrangement and the consideration payable by Advantage to the AIM Shareholders pursuant to the Advantage Management Internalization forming part of the Arrangement. In connection with this mandate, RBC Dominion Securities Inc., a member company of RBC Capital Markets, has prepared the Advantage Fairness Opinions. The Advantage Fairness Opinions state that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of RBC Dominion Securities Inc., a member company of RBC Capital Markets, as of May 12, 2006: (i) the consideration payable by Advantage to the Ketch Unitholders pursuant to the Arrangement is fair, from a financial point of view, to Advantage; and (ii) the consideration payable by Advantage to the AIM Shareholders pursuant to the Advantage Management Internalization forming part of the Arrangement is fair, from a financial point of view, to Advantage. THE ADVANTAGE FAIRNESS OPINIONS ARE SUBJECT TO THE ASSUMPTIONS AND LIMITATIONS CONTAINED THEREIN AND SHOULD BE READ IN THEIR ENTIRETIES. SEE APPENDIX E, "ADVANTAGE FAIRNESS OPINIONS".

The Advantage Board of Directors concurs with the views of RBC Dominion Securities Inc., a member company of RBC Capital Markets, and such views were an important consideration in the Advantage Board's decision to proceed with the Arrangement, including the Advantage Management Internalization.

KETCH FAIRNESS OPINIONS

The Ketch Board retained BMO Nesbitt Burns Inc. and Tristone Capital Inc. to address the fairness to Ketch Unitholders, from a financial point of view, of the consideration to be received by Ketch Unitholders pursuant to the Arrangement. In connection with this mandate, BMO Nesbitt Burns Inc. and Tristone Capital Inc. have prepared the Ketch Fairness Opinions. The Ketch Fairness Opinions state that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of each of BMO Nesbitt Burns Inc. and Tristone Capital Inc. as of May 12, 2006, the consideration to be received by the Ketch Unitholders pursuant to the Arrangement is fair, from a financial point of view, to the Ketch Unitholders. THE KETCH FAIRNESS OPINIONS ARE SUBJECT TO THE ASSUMPTIONS AND LIMITATIONS CONTAINED THEREIN AND SHOULD BE READ IN THEIR ENTIRETIES. SEE APPENDIX F, "KETCH FAIRNESS OPINIONS".

The Ketch Board of Directors concurs with the views of BMO Nesbitt Burns Inc. and Tristone Capital Inc. and such views were an important consideration in the Ketch Board's decision to proceed with the Arrangement.

TIMING

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied or waived, Advantage and Ketch will apply for the Final Order approving the Arrangement on June 22, 2006. If the Final Order is obtained on June 22, 2006 in form and substance satisfactory to Advantage and Ketch, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Advantage and Ketch expect the Effective Date will be on or about June 23, 2006. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Advantage's and Ketch's objective is to have the Effective Date occur on June 23, 2006. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on June 22, 2006.

PROCEDURE FOR EXCHANGE OF KETCH UNITS

In order to receive their Advantage Units on the completion of the Arrangement, registered holders of Ketch Units must deposit with the Depositary (at one of the addresses specified on the last page of the applicable Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder's Ketch Units.

KETCH UNITHOLDERS WHOSE KETCH UNITS ARE REGISTERED IN THE NAME OF A BROKER, DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT THEIR NOMINEE TO DEPOSIT THEIR KETCH UNITS.

The use of the mail to transmit certificates representing Ketch Units and the Letter of Transmittal is at each Holder's risk. Advantage and Ketch recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, unless otherwise provided.

KETCH UNITHOLDERS WILL NOT RECEIVE ADVANTAGE UNITS OR DISTRIBUTIONS ON THE ADVANTAGE UNITS AFTER THE EFFECTIVE DATE UNTIL THEY SUBMIT THE CERTIFICATES FOR THEIR KETCH UNITS TO THE DEPOSITARY ALONG WITH A DULY COMPLETED LETTER OF TRANSMITTAL, AND EACH CERTIFICATE FORMERLY REPRESENTING KETCH UNITS THAT IS NOT DEPOSITED WITH ALL OTHER DOCUMENTS AS REQUIRED PURSUANT TO THE PLAN OF ARRANGEMENT ON OR PRIOR TO THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE SHALL CEASE TO REPRESENT A RIGHT OR CLAIM OF ANY KIND OR NATURE INCLUDING THE RIGHT OF THE HOLDER TO RECEIVE ADVANTAGE UNITS (AND ANY DISTRIBUTIONS THEREON).

KETCH UNITHOLDERS ARE ENCOURAGED TO SUBMIT THE CERTIFICATES FOR THEIR KETCH UNITS AND A DULY COMPLETED LETTER OF TRANSMITTAL TO THE DEPOSITARY AS SOON AS POSSIBLE SO THAT THEY CAN RECEIVE THE JUNE 30 DISTRIBUTION ON THE ADVANTAGE UNITS THEY ARE ENTITLED TO RECEIVE PURSUANT TO THE ARRANGEMENT IN A TIMELY MANNER.

KETCH UNITHOLDERS WHO ARE RESIDENTS AND WHO WISH TO MAKE A TAX ELECTION ARE URGED TO CONSULT THEIR OWN ADVISORS AS SOON AS POSSIBLE REGARDING THE DEADLINES AND PROCEDURES FOR MAKING THE ELECTION WHICH ARE APPROPRIATE TO THEIR CIRCUMSTANCES.

TREATMENT OF FRACTIONAL ADVANTAGE UNITS

No certificates representing fractional Advantage Units shall be issued under the Arrangement. In lieu of any fractional Advantage Units, each registered Ketch Unitholder otherwise entitled to a fractional interest in an Advantage Unit certificate shall receive the nearest whole number of Advantage Units as the case may be (with fractions equal to exactly 0.5 or greater being rounded up).

EXCHANGE OF KETCH 6.50% DEBENTURES

As the Ketch 6.50% Debentures trade in the "book entry" system and no certificates are issued to unregistered holders, no new certificates for Ketch 6.50% Debentures will be issued to beneficial holders following the completion of the Arrangement and beneficial holders of Ketch 6.50% Debentures do not need to take any action.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Advantage, and Osler, Hoskin & Harcourt LLP, counsel to Ketch (collectively, "COUNSEL"), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Ketch Unitholder who is entitled to receive Advantage Units pursuant to the Arrangement, and who, for purposes of the Tax Act, holds, or will hold, Ketch Units and Advantage Units (as applicable) as capital property and deals at arm's length with each of Advantage and Ketch. Generally, the Ketch Units and Advantage Units will be considered to be capital property to a securityholder provided such securityholder does not hold such property in the course of carrying on a business and has not acquired such property in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Ketch Unitholders who are resident in Canada and who might not otherwise be considered to hold any such property as capital property may, in certain circumstances, be entitled to have the Ketch Units, and Advantage Units treated as capital property by making the irrevocable election permitted by
Section 39(4) of the Tax Act. This summary is not applicable to a securityholder that is a "financial institution", as defined in the Tax Act, for purposes of the mark to market rules or an interest in which would be a "tax shelter investment" as defined in the Tax Act. Any such securityholder should consult its own tax advisor with respect to the Arrangement.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "PROPOSED AMENDMENTS"), Counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the "CRA") and representations of Advantage and Ketch as to certain factual matters.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR SECURITYHOLDER. CONSEQUENTLY, KETCH UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

PLAN OF ARRANGEMENT TRANSACTIONS

Under the Plan of Arrangement the following principal transactions will occur on the Effective Date which are relevant to the Canadian federal income tax treatment of Ketch Unitholders:

(a) Advantage will purchase the Ketch Assets and assume the Ketch Liabilities in exchange for a combination of Advantage Units and Advantage Special Units (the "KETCH ASSET TRANSFER");

(b) Ketch Unitholders will transfer 99% of their Ketch Units to MFCorp in exchange for MFCorp Special Shares (the "MFCORP UNIT EXCHANGE");

(c) Ketch Unitholders will transfer the remaining 1% of their Ketch Units to Ketch in exchange for Advantage Units (the "KETCH EXCHANGE"); and

(d) following the transfer by MFCorp of its assets to Advantage in exchange for Advantage Units and Advantage Special Units (the "MF CORP ASSET TRANSFER"), Ketch Unitholders will transfer their MFCorp Special Shares to MFCorp in exchange for Advantage Units (the "MFCORP SHARE EXCHANGE").

At the completion of these steps, Ketch Unitholders will have received 0.565 Advantage Units in respect of each Ketch Unit held immediately prior to the Effective Date.

Counsel has been advised by Ketch and Advantage, and has assumed for the purpose of the description of tax considerations that follows, that Advantage and Ketch will each qualify as a "mutual fund trust" as defined in the Tax Act at all relevant times and that MFCorp will qualify as a "mutual fund corporation" as defined in the Tax Act at all relevant times.

THE MFCORP UNIT EXCHANGE

Ketch Unitholders will generally realize a capital gain (or capital loss) as a result of the MFCorp Unit Exchange equal to the amount by which the fair market value of the MFCorp Special Shares received is greater (or less) than the adjusted cost base of the Ketch Units so exchanged plus any reasonable costs incurred by the Ketch Unitholder in connection with the exchange. For discussion regarding the treatment of capital gains and losses, please see the section below titled "TAXATION OF CAPITAL GAINS AND LOSSES".

A Ketch Unitholder will be able to defer all or a portion of a capital gain which would otherwise result from the MFCorp Unit Exchange by making a joint election with MFCorp under section 85 of the Tax Act. KETCH UNITHOLDERS (OTHER THAN THOSE WHO ARE NON-RESIDENTS) WILL BE GIVEN THE OPTION OF MAKING SUCH ELECTION (A "TAX ELECTION") IN RESPECT OF THE MFCORP UNIT EXCHANGE. KETCH UNITHOLDERS WHO WOULD OTHERWISE RECOGNIZE A CAPITAL GAIN AS A RESULT OF THE MFCORP UNIT EXCHANGE ARE STRONGLY URGED TO CONSIDER MAKING THE TAX ELECTION AND SHOULD CONSULT THEIR OWN ADVISORS AS SOON AS POSSIBLE REGARDING THE DEADLINES AND PROCEDURES FOR MAKING THE TAX ELECTION WHICH ARE APPROPRIATE IN THEIR CIRCUMSTANCES. SEE "SECTION 85 ELECTION" BELOW.

A Ketch Unitholder who is not resident, and is not deemed to be resident, in Canada, will not be subject to taxation in Canada with respect to the disposition of such Ketch Units unless such Ketch Units constitute "taxable Canadian property" at the time of the disposition and the non-resident holder is not afforded relief under an applicable tax convention between Canada and the non-resident Unitholder's jurisdiction of residence. Ketch Units will not be taxable Canadian property to a non-resident Ketch Unitholder unless: (i) the Ketch Unitholder holds or uses, or is deemed to hold or use, the Ketch Units in the course of carrying on business in Canada; (ii) the Ketch Units are "designated insurance property" of the Ketch Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Ketch Units, the Ketch Unitholder or persons with whom the Ketch Unitholder did not deal at arm's length or any combination thereof, held more than 25% of the issued Ketch Units or, either alone or together with persons with whom the Ketch Unitholder did not deal at arm's length, held options or rights to acquire more than 25% of the issued Ketch Units; or (iv) Ketch is not a "mutual fund trust" as defined in the Tax Act on the date of disposition.

         SECTION 85 ELECTION

If a Ketch Unitholder and MFCorp make a Tax Election in respect of the MFCorp Unit Exchange, the effect of making such election is that the proceeds of disposition of the Ketch Units are deemed to be the amount set forth in the election, subject to the limitations imposed by the Tax Act upon the amount that can be elected. The elected amount cannot exceed the fair market value at the time of the exchange of the Ketch Units disposed of on the MFCorp Unit Exchange, nor can it be less than the lesser of the fair market value of the Ketch Units and the adjusted cost base to the Ketch Unitholder of such Ketch Units at the time of the exchange. A capital gain will, therefore, be recognized to the extent that the proceeds (elected amount) deemed to have been received for the Ketch Units, net of any reasonable costs of disposition, exceed the adjusted cost base to the Ketch Unitholder of such Ketch Units (see

"TAXATION OF CAPITAL GAINS AND LOSSES"). The MFCorp Special Shares received will be deemed to have an adjusted cost base equal to the elected amount in respect of the Ketch Units.

In order to make a Tax Election, a Ketch Unitholder must provide to MFCorp two signed copies of the prescribed form of election (including any applicable provincial tax election forms relevant to such Ketch Unitholder) no later than 90 days after the Effective Date, duly completed with the details of the number of Ketch Units transferred and the applicable elected amount for purposes of the election. The election forms will be signed by MFCorp and returned to the Ketch Unitholder for filing by the Ketch Unitholder with the CRA (and with any applicable provincial tax authorities). IT IS THE SOLE RESPONSIBILITY OF THE KETCH UNITHOLDER WHO WISHES TO TAKE ADVANTAGE OF THE TAX DEFERRAL PROVIDED FOR BY SECTION 85 OF THE TAX ACT TO ATTEND TO THE PROPER COMPLETION AND FILING OF THE FORMS REQUIRED BY THE TAX ACT IN THAT REGARD.

For Canadian federal income tax purposes, the relevant tax election form is Form T2057, titled "Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation" (or, if the Ketch Unitholder is a partnership,
Form T2058 titled "Election on Disposition of Property by a Partnership to a Taxable Canadian Corporation"). Ketch Unitholders should consult their own tax advisors to determine whether any separate provincial election forms are required.

None of Advantage, Ketch or MFCorp will be responsible for any interest, penalties or taxes resulting from a Ketch Unitholder's failure to file a properly completed Tax Election form on time.

         THE KETCH ASSET TRANSFER AND KETCH EXCHANGE

Ketch and Advantage have advised Counsel that they will file an election with the CRA in respect of the Ketch Asset Transfer, with the result that the Ketch Asset Transfer will be a "qualifying exchange" as defined in Section 132.2 of the Tax Act and no taxable income will arise in Ketch as a result of such transfer. The taxation year of Ketch will be deemed to end as a result of the Ketch Asset Transfer and any income of Ketch for such year will be paid or payable to Ketch Unitholders in accordance with the terms of the Ketch Trust Indenture.

The disposition by a Ketch Unitholder of Ketch Units on the Ketch Exchange will not result in a capital gain or capital loss to such Ketch Unitholder. The aggregate initial cost of the Advantage Units received by a Unitholder on the Ketch Exchange will be equal to the aggregate adjusted cost base to such holder of the Ketch Units so disposed of (which adjusted cost base will take into account the effect of any Tax Election filed by the Unitholder in respect of the MFCorp Unit Exchange). This cost will be averaged with the adjusted cost base of all other Advantage Units held by each Unitholder to determine the adjusted cost base of such Advantage Unit held.

         THE MFCORP ASSET TRANSFER AND MFCORP SHARE EXCHANGE

MFCorp and Advantage have advised Counsel that they will file an election with the CRA in respect of the MFCorp Asset Transfer with the result that the MFCorp Asset Transfer will be a "qualifying exchange" as defined in Section 132.2 of the Tax Act and no taxable income will arise in MFCorp as a result of such transfer.

The disposition by a Unitholder of MFCorp Special Shares on the MFCorp Share Exchange will not result in a capital gain or capital loss to such Unitholder. The aggregate initial cost of the Advantage Units received by a Unitholder on the MFCorp Share Exchange will be equal to the aggregate adjusted cost base to such holder of the MFCorp Special Shares which are so disposed of (which adjusted cost base will take into account the effect of any Tax Election filed by the Unitholder in respect of the MFCorp Unit Exchange). This cost will be averaged with the adjusted cost base of all other Advantage Units held by such Unitholder to determine the adjusted cost base of each Advantage Unit held.

         DISSENTING KETCH UNITHOLDERS

Ketch Unitholders who validly exercise their rights of dissent and who are entitled to receive payment from Ketch equal to the fair value of their Ketch Units ("DISSENTING KETCH UNITHOLDERS") will realize a capital gain (or a capital loss) equal to the amount by which the cash received as payment for their Ketch Units, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Ketch Units to the Dissenting Ketch Unitholder. For discussion with respect to the tax treatment of capital gains and losses, please refer to the section below titled "TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES".

A Dissenting Ketch Unitholder who is not resident, and is not deemed to be resident, in Canada will not be subject to taxation in Canada with respect to the disposition of such Ketch Units unless such Units constitute "taxable Canadian property" as discussed in the section above titled "MFCORP UNIT EXCHANGE".

Any interest awarded by a court to a Dissenting Ketch Unitholder who is resident, or is deemed to be resident, in Canada will be included in the Dissenting Ketch Unitholder's income for income tax purposes. In the case of a Dissenting Ketch Unitholder who is not resident, and is not deemed to be resident, in Canada, such interest would be subject to withholding tax at the rate of 25%, subject to the reduction of such rate under an applicable income tax convention.

         STATUS OF ADVANTAGE

         OWNERSHIP OF ADVANTAGE UNITS

This summary assumes that Advantage will continue to qualify as a mutual fund trust as defined in the Tax Act following the Effective Date for the duration of its existence. Should Advantage not qualify as a mutual fund trust, the income tax considerations applicable to Advantage and Advantage Unitholders would, in some respects, be materially different than those described in this summary.

         TAXATION OF ADVANTAGE

Advantage is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Advantage Unitholders (whether paid in cash or Advantage Units) and which is deducted by Advantage in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to an Advantage Unitholder in a taxation year only if it is paid in the year by Advantage or the Advantage Unitholder is entitled in that year to enforce payment of the amount. The taxation year of Advantage is the calendar year.

Advantage will be required to include in its income for each taxation year income from net profits interests held by it, including the Advantage Royalty and the Ketch NPI. Advantage will also be required to include in its income all interest, including interest on the Advantage Notes and the Ketch Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by Advantage, all dividends which would otherwise be included in its income as dividends received on shares owned by Advantage, including the shares of AmalgamationCo, will be deemed to have been received by Advantage Unitholders and not to have been received by Advantage.

In computing its income, Advantage will generally be entitled to deduct reasonable administrative costs and other expenses incurred by it for the purpose of earning income. Advantage will be entitled to deduct the costs incurred by it in connection with the issuance of Advantage Units on a five-year, straight-line basis (subject to proration for short taxation years). Advantage may deduct up to 10% annually on a declining balance basis of its cumulative Canadian oil and gas property expense ("COGPE") (subject to proration for short taxation years). If Advantage's cumulative COGPE is less than zero at the end of a taxation year, such negative amount must be included in Advantage's income. In that regard, Advantage's cumulative COGPE will be reduced as a result of a sale of property by AmalgamationCo which is subject to the Advantage Royalty or the Ketch NPI, as the case may be, where proceeds of disposition thereof become receivable to Advantage ("ROYALTY DISPOSITION PROCEEDS").

Under the Advantage Trust Indenture, an amount equal to all of the royalty, net profits, interest, interest and dividend income of Advantage for each year, together with the taxable and non-taxable portions of any capital gains realized by Advantage in the year (net of Advantage's expenses, including interest on the Advantage Debentures, and amounts, if any, required to be retained to pay any tax liability of Advantage) will be payable to the

Advantage Unitholders. Royalty Disposition Proceeds will also be payable to the Advantage Unitholders to the extent such proceeds create a negative balance in the cumulative COGPE account of Advantage as at December 31 of any year. Under the Advantage Indenture, net income of Advantage for each year will generally be paid or made payable by way of cash distributions to the Advantage
Unitholders. The Advantage Indenture also contemplates other situations in which Advantage may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Unitholders in the form of additional Advantage Units.

Counsel has been advised that Advantage intends to deduct, in computing its income and taxable income for the purposes of the Tax Act, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deductions from income, it is expected that Advantage will not be liable for any material amount of income tax under the Tax Act. However, Counsel can provide no assurance in that regard.

         TAXATION OF ADVANTAGE UNITHOLDERS RESIDENT IN CANADA

An Advantage Unitholder will generally be required to include in computing income for a particular taxation year of the Advantage Unitholder the portion of the net income of Advantage for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Advantage Unitholder in that particular taxation year, irrespective of whether such amount is payable in cash or by the issuance of additional Advantage Units. Income of an Advantage Unitholder from the Advantage Units will be considered to be income from property. Any loss of Advantage for the purposes of the Tax Act cannot be allocated to and treated as a loss of an Advantage Unitholder.

Provided that appropriate designations are made by Advantage, such portions of its net taxable capital gains and taxable dividends as are paid or payable to an Advantage Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Advantage Unitholder for purposes of the Tax Act. Please see the section below titled "TAXATION OF CAPITAL GAINS AND LOSSES".

The non-taxable portion of net realized capital gains of Advantage that is paid or payable to an Advantage Unitholder in a year will not be included in computing the Advantage Unitholder's income for the year. Any other amount in excess of the net income of Advantage that is paid or payable by Advantage to an Advantage Unitholder in a year will generally not be included in the Advantage Unitholder's income for the year. However, where such an amount is paid or payable to an Advantage Unitholder, other than as proceeds of disposition of Advantage Units or fractions thereof, the adjusted cost base of the Advantage Units held by such Advantage Unitholder will generally be reduced by such amount. To the extent that the adjusted cost base to an Advantage Unitholder of an Advantage Unit is less than zero at any time in a taxation year, such negative amount will be deemed to be a capital gain of the Advantage Unitholder from the disposition of the Advantage Unit in that year. The amount of such capital gains will be added to the adjusted cost base of such Advantage Unit.

Upon the disposition or deemed disposition by an Advantage Unitholder of an Advantage Unit, whether on redemption or otherwise, the Advantage Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Advantage Unitholder's adjusted cost base of the Advantage Unit and any reasonable costs of disposition.

Where the redemption price for Advantage Units is paid by the distribution of Advantage Notes or the issuance of Redemption Notes to the redeeming Unitholder, the proceeds of disposition will generally be equal to the fair market value of the property so transferred. The adjusted cost base of any Advantage Note or Redemption Note distributed or issued to an Advantage Unitholder by Advantage upon a redemption of Advantage Units will be equal to the fair market value of the Advantage Note or Redemption Note at the time of the distribution or issuance, as the case may be, less any accrued interest thereon. Such an Advantage Unitholder will be required to include in income interest on the Advantage Note or Redemption Note (including interest that had accrued to the date of acquisition of such note) in accordance with the provisions of the Tax Act. To the extent that an Advantage Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Advantage Note, an offsetting deduction may be available.

         TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES

One half of any capital gain realized by an Advantage Unitholder who is resident for purposes of the Tax Act, on a disposition or deemed disposition of Advantage Units, and the amount of any net taxable capital gains designated by Advantage in respect of a Unitholder, will be included in the Advantage
Unitholder's income under the Tax Act in the year of disposition or designation, as the case may be, as a taxable capital gain. One half of any capital loss (an "ALLOWABLE CAPITAL LOSS") realized by an Advantage Unitholder upon a disposition or deemed disposition of Advantage Units may be deducted against any taxable capital gains realized by the Advantage Unitholder in the year of disposition. To the extent that the Advantage Unitholder's allowable capital losses exceed the Advantage Unitholder's taxable capital gains for the year, the excess may be carried over and applied against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by an Advantage Unitholder that is an individual may give rise to minimum tax depending on such Advantage Unitholder's circumstances. An Advantage Unitholder that is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax on certain investment income, including taxable capital gains, but excluding certain income distributed from Advantage Trust which is deemed to be income from property. Advantage Unitholders to whom these rules might apply should consult their own tax advisors.

         TAXATION OF TAX EXEMPT UNITHOLDERS

Subject to the specific provisions of any particular plan, and provided that Advantage continues to qualify as a "mutual fund trust" for the purposes of the Tax Act, the Advantage Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act ("EXEMPT PLANS"). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from Advantage or any capital gain realized on the disposition of any Advantage Units.

Exempt Plans should contact their own tax advisors with regard to the acquisition of Advantage Notes or Redemption Notes on the redemption of Advantage Units to determine whether such indebtedness constitutes a qualified investment for such Exempt Plans having regard to their own circumstances. Certain negative tax consequences may arise where an Exempt Plan acquires or holds a non-qualified investment.

         TAXATION OF UNITHOLDERS WHO ARE NON-RESIDENTS OF CANADA

Where Advantage makes distributions to an Advantage Unitholder who is not resident in Canada, and is not deemed to be resident in Canada, for purposes of the Tax Act, (a "Non-Resident Unitholder") the same general considerations as those discussed above with respect to an Advantage Unitholder who is resident in Canada will apply, except that any distribution of income of Advantage to a Non-Resident Unitholder will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under the provisions of a tax treaty or convention between Canada and the Unitholder's jurisdiction of residence. For example, Non-Resident Unitholders resident in the United States for purposes of the CANADA-UNITED STATES INCOME TAX CONVENTION will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

The portion of any distribution which is not otherwise subject to withholding tax under the Tax Act will generally be subject to a Canadian withholding tax of 15%. If a subsequent disposition of an Advantage Unit results in a capital loss to a Non-Resident Unitholder, a refund of the 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

A disposition or deemed disposition of Advantage Units will not give rise to a capital gain subject to tax under the Tax Act to a Non-Resident Unitholder provided that the Advantage Units held by the Advantage Unitholder are not "taxable Canadian property" for the purposes of the Tax Act. Advantage Units will not constitute taxable Canadian property to a Non-Resident Unitholder unless: (i) the Non-Resident Unitholder holds or uses, or is deemed to hold or use the Advantage Units in the course of carrying on business in Canada; (ii) the Advantage Units are "designated insurance property" of the Non-Resident

Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Advantage Units the Non-Resident Unitholder or persons with whom the Non-Resident Unitholder did not deal at arm's length or any combination thereof, held more than 25% of the issued Advantage Units or, either alone or together persons with whom the Non-Resident Unitholder did not deal at arm's length, held options or rights to acquire more than 25% of the issued Advantage Units; or
(iv) Advantage is not a mutual fund trust on the date of disposition.

Non-Resident Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances.

Non-Resident Unitholders who are resident in the United States should refer to the section titled "THE ARRANGEMENT - UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS" for commentary which is specific to their jurisdiction.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders, as defined below, of Ketch Units arising from and relating to the Arrangement and the ownership and disposition of Advantage Units received pursuant to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of Advantage Units received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder of the Arrangement and the ownership and disposition of Advantage Units received pursuant to the Arrangement. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Advantage Units received pursuant to the Arrangement.

This summary assumes that Ketch and Advantage each are classified as foreign corporations for U.S. federal income tax purposes (even though they are organized as unincorporated open-end investment trusts under Canadian law) and uses terminology consistent with this corporate classification, including references to "dividends" and "earnings and profits." This summary also assumes that the Ketch 6.50% Debentures are properly treated as debt for U.S. federal income tax purposes. In addition, this summary assumes that Ketch (and its predecessors) has not been a passive foreign investment company ("PFIC") at any time prior to the Effective Date. If Ketch (or any of its predecessors) was determined to be a PFIC at any time during a U.S. Holder's holding period with respect to Ketch Units (or units of any predecessor to Ketch), then such U.S. Holder generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules (including rules that would generally require such U.S. Holder to recognize gain for U.S. federal income tax purposes in connection with the exchange of any such Ketch Units for Advantage Units pursuant to the Arrangement), which are not described in this summary. Accordingly, each U.S. Holder should consult its own tax advisor regarding the potential classification of Ketch as a PFIC and how the PFIC rules would affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder.

-------------------------------------------------------------------------------
U.S. TREASURY CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE U.S. INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
-------------------------------------------------------------------------------

SCOPE OF THIS SUMMARY

         AUTHORITIES

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "CODE"), final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practices, judicial decisions, and the Income Tax Convention between the United States and Canada (the "TAX CONVENTION"), all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This summary is not binding on the Internal Revenue Service (the "IRS") or the U.S. courts, and no assurance can be given that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. In addition, Ketch and Advantage have not requested, and do not intend to request, a ruling from the IRS regarding any of the U.S. federal income tax consequences of either the Arrangement or the ownership and disposition of Advantage Units received pursuant to the Arrangement.

         U.S. HOLDERS

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Ketch Units (or, following the completion of the Arrangement, a beneficial owner of Advantage Units received pursuant to the Arrangement) that is (a) a citizen or an individual resident of the United States for U.S. federal income tax purposes, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any political subdivision thereof, including the States and the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust which (i) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Ketch Units (or, following the completion of the Arrangement, Advantage Units), the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Ketch Units (or, following the completion of the Arrangement, Advantage Units) should consult their own tax advisors as to the U.S. federal income, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Advantage Units received pursuant to the Arrangement.

         NON-U.S. HOLDERS

A "non-U.S. Holder" is a beneficial owner of Ketch Units (or, following the completion of the Arrangement, a beneficial owner of Advantage Units received pursuant to the Arrangement) other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders of the Arrangement or the ownership and disposition of Advantage Units received pursuant to the Arrangement. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement and the ownership and disposition of Advantage Units received pursuant to the Arrangement.

         U.S. HOLDERS SUBJECT TO SPECIAL U.S. FEDERAL INCOME TAX RULES NOT ADDRESSED

This summary does not address the U.S. federal income tax consequences to certain categories of U.S. Holders subject to special rules, including U.S. Holders that are (a) banks, financial institutions, or insurance companies, (b) regulated investment companies or real estate investment trusts, (c) brokers or dealers in securities or currencies or traders in securities or currencies that elect to apply a mark-to-market accounting method, (d) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, (e) holders that own Ketch Units (or, following the completion of the Arrangement, holders that will own Advantage Units) as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (f) holders that acquired Ketch Units (or, following the completion of the Arrangement, holders that acquire Advantage Units) in connection with the exercise of employee stock options, pursuant to the Ketch RTU Plan or otherwise as compensation for services, (g) holders that have a "functional currency" other than the U.S. dollar, (h) holders that are liable for the "alternative minimum tax" under the Code, (i) holders that hold Ketch Units (or, following the completion of the Arrangement, holders that will hold Advantage Units) other than as a capital asset within the meaning of Section 1221 of the Code, (j) holders that own or have owned directly, indirectly, or constructively 5 percent or more, by voting power or value, of the outstanding equity interests of Ketch (or, following the completion of the Arrangement, holders that will own directly, indirectly, or constructively 5 percent or more, by voting power or value, of the outstanding equity interests of Advantage), (k) holders that exercise Dissent Rights in connection with the Arrangement, or (l) U.S. expatriates. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the
ownership  and  disposition  of  Advantage  Units  received   pursuant  to  the
Arrangement.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT

The following discussion is a summary of the U.S. federal income tax consequences of the Ketch Exchange (as defined below) to U.S. Holders. This summary does not address the U.S. federal income tax consequences of transactions entered into prior to, concurrently with, or subsequent to the Arrangement other than the Ketch Exchange, regardless of whether any such transaction is undertaken in connection with the Arrangement. For purposes of this summary, the "Ketch Exchange" means (a) the transfer of the Ketch Assets to Advantage in exchange for Advantage Units and Advantage Special Units and the assumption by Advantage of the Ketch Assumed Liabilities, including the Ketch 6.50% Debentures (followed by the liquidation of Ketch pursuant to the Arrangement), (b) the transfer by the Ketch Unitholders of 99% of their Ketch Units to MFCorp in exchange for MFCorp Special Shares, (c) the redemption by Ketch of the remaining 1% of the Ketch Units held by the Ketch Unitholders in exchange for Advantage Units, and (d) the redemption by MFCorp of the MFCorp Special Shares from the former Ketch Unitholders in exchange for Advantage Units (followed by the liquidation of MFCorp pursuant to the Arrangement).

         THE KETCH EXCHANGE AS A TAX-DEFERRED REORGANIZATION

Although there is no direct legal authority that addresses the proper treatment of the Ketch Exchange for U.S. federal income tax purposes and, as a result, the treatment of the Ketch Exchange for these purposes is subject to significant uncertainty, subject to the application of the Boot Limitation Rule discussed below, in the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. tax counsel to Advantage, the Ketch Exchange more likely than not will qualify as a tax-deferred reorganization under Section 368(a)(1) of the Code (a "REORGANIZATION") and the parties intend to take the position that it will be so treated. This position is based, in part, on treating the various transactions that constitute the Ketch Exchange as a single, integrated transaction for U.S. federal income tax purposes. However, as indicated above, there is no direct authority that addresses the treatment of the Ketch Exchange, including whether it will be treated as a single, integrated transaction, for these purposes. In addition, the Ketch Exchange will be effected under applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. law. An opinion of counsel is not binding on the IRS or the courts, and there can be no assurance that the IRS will not challenge the qualification of the Ketch Exchange as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS. Neither Ketch nor Advantage intend to seek a ruling from the IRS regarding the U.S. federal income tax consequences of the Ketch Exchange.

If Advantage exchanges cash or property (in addition to Advantage Units) for assets of Ketch pursuant to the Arrangement, assuming all other applicable requirements are met, the Ketch Exchange would qualify as a Reorganization only if Advantage acquired pursuant to the Arrangement, solely for Advantage Units, assets of Ketch having a fair market value, as of the Effective Time, equal to at least eighty percent (80%) of the fair market value, as of the Effective Time, of the total assets of Ketch (the "BOOT LIMITATION RULE"). Pursuant to the Boot Limitation Rule, the sum of the following amounts may not exceed twenty percent (20%) of the fair market value, as of the Effective Time, of the total assets of Ketch: (a) cash or property (other than Advantage Units) paid, directly or indirectly, by Advantage to Ketch or Ketch Unitholders in any transaction that is undertaken in connection with the Arrangement; (b) cash paid, directly or indirectly, by Advantage to Ketch Unitholders that exercise Dissent Rights; (c) the liabilities of Ketch assumed by Advantage (including the Ketch 6.50% Debentures and any options, warrants, or other rights to acquire Ketch Securities and the Ketch 6.50% Debentures assumed by Advantage) plus the liabilities to which the assets of Ketch that are acquired by Advantage are subject; (d) the liabilities of Ketch affiliates assumed by Advantage in connection with the Arrangement; and (e) any amounts loaned by Advantage (or any of its affiliates) to Ketch (or any of its affiliates) in connection with the Arrangement. If the Boot Limitation Rule were determined to apply to the Ketch Exchange, it is expected that the Ketch Exchange would not qualify as a Reorganization, although the parties believe that the Boot Limitation Rule does not apply to the Ketch Exchange. U.S. Holders are urged to consult their own tax advisors regarding the applicability of the Boot Limitation Rule to the Ketch Exchange.

If the Ketch Exchange qualifies as a Reorganization, the following U.S. federal income tax consequences would generally result to U.S. Holders:

(a) no gain or loss would be recognized by a U.S. Holder upon the exchange of Ketch Units for Advantage Units pursuant to the Arrangement;

(b) the tax basis of a U.S. Holder in the Advantage Units acquired in exchange for Ketch Units pursuant to the Arrangement would be equal to such U.S. Holder's tax basis in the Ketch Units exchanged; and

(c) the holding period of a U.S. Holder for the Advantage Units acquired in exchange for Ketch Units pursuant to the Arrangement would include such U.S. Holder's holding period for the Ketch Units exchanged.

In addition, U.S. Holders that exchange Ketch Units for Advantage Units pursuant to the Arrangement generally would be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement. Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Arrangement.

         THE KETCH EXCHANGE AS A TAXABLE TRANSACTION

If the Ketch Exchange does not qualify as a Reorganization, the following U.S. federal income tax consequences would generally result to U.S. Holders:

(a) a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the Advantage Units received in exchange for Ketch Units pursuant to the Arrangement and (ii) the tax basis of such U.S. Holder in the Ketch Units exchanged;

(b) the tax basis of a U.S. Holder in the Advantage Units received in exchange for Ketch Units pursuant to the Arrangement would be equal to the fair market value of such Advantage Units on the Effective Date; and

(c) the holding period of a U.S. Holder for the Advantage Units received in exchange for Ketch Units pursuant to the Arrangement would begin on the day after the Effective Date.

The gain or loss described in clause (a) immediately above generally will be capital gain or loss and will be long-term capital gain or loss if such Ketch Units are held for more than one year at the time of the Ketch Exchange. Long-term capital gains of non-corporate U.S. Holders are currently subject to a maximum U.S. federal income tax rate of fifteen percent (15%). There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. Gains or losses, if any, realized by a U.S. Holder in connection with the Arrangement generally will be treated as having a source within the United States.

THE OWNERSHIP AND DISPOSITION OF ADVANTAGE UNITS

         DISTRIBUTIONS WITH RESPECT TO ADVANTAGE UNITS

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Advantage Units generally will be required to include the amount of such distribution (including the amount of any Canadian income tax withheld) in gross income as a dividend to the extent of the current or accumulated "earnings and profits" of Advantage as determined under U.S. federal income tax principles. Any such dividend paid before January 1, 2009 generally may qualify for the reduced U.S. federal income tax rates applicable to "qualified dividend income" if (a) Advantage is eligible for the benefits of the Tax Convention or the Advantage Units are readily tradable on an established securities market in the U.S., (b) Advantage is not a "passive foreign investment company" (a "PFIC") for the taxable year in which the dividend is paid or the preceding taxable year, as discussed below, (c) the U.S. Holder is an individual, estate, or trust that satisfies certain holding period requirements with respect to the Advantage Units, and (d) the U.S. Holder does not treat the dividend as "investment income" for purposes of the investment interest deduction rules. Any such dividend will not be eligible for the "dividends received deduction" generally allowed to a U.S. corporation on dividends received from a domestic corporation. A distribution in excess of the current and accumulated "earnings and profits" of Advantage will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Advantage Units and, (b) thereafter, as gain from the sale or exchange of the Advantage Units. Generally, distributions with respect to the Advantage Units will be treated as a foreign-source income for foreign tax credit purposes. As described below in "Other Considerations - Foreign Tax Credits", any tax withheld by Canadian tax authorities may be claimed as a foreign tax credit against a U.S. Holder's U.S. federal tax liability or as a deduction for U.S. federal income tax purposes, subject to a number of complicated requirements and limitations.

         DISPOSITIONS OF ADVANTAGE UNITS

Except as described below in respect of certain redemption transactions, a U.S. Holder generally would recognize gain or loss on the sale or other taxable disposition of Advantage Units in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Advantage Units sold or otherwise disposed of. Such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if such Advantage Units are held for more than one year at the time of such sale, exchange, or other disposition. Long-term capital gains of non-corporate taxpayers, including individuals, estates, and trusts, derived with respect to a sale, exchange, or other disposition of Advantage Units are currently subject to a maximum U.S. federal income tax rate of 15%. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. Any gain or loss recognized by a U.S. Holder will generally be treated as having a source within the United States.

In certain circumstances, amounts received by a U.S. Holder upon the redemption by Advantage of Advantage Units may be treated as a distribution under Section 301 of the Code, rather than as a payment in exchange for Advantage Units that results in the recognition of capital gain or loss, as described above. In these circumstances, the redemption payment would be included in gross income as a dividend to the extent that such payment is made out of the current or accumulated "earnings and profits" of Advantage. The determination of whether a redemption of Advantage Units will be treated as a distribution under Section 301 of the Code, rather than as a payment in exchange for Advantage Units, will depend upon whether and to what extent the redemption reduces the U.S. Holder's percentage ownership interest in Advantage. This summary does not address the U.S. federal income tax consequences applicable to a U.S. Holder of the redemption by Advantage of Advantage Units for consideration other than cash. The rules applicable to redemptions are complex, and each U.S. Holder should consult its own tax advisor to determine whether in the U.S. Holder's own particular case a redemption of Advantage Units will be treated as a distribution under Section 301 of the Code or as a payment in exchange for the Advantage Units.

         PASSIVE FOREIGN INVESTMENT COMPANY STATUS OF ADVANTAGE

The preceding sections of this summary assume that Advantage will not be a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year. Ketch and Advantage expect that Advantage will not be a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year. Whether Advantage will be a PFIC for the taxable year that includes the day after the Effective Date, or for any subsequent taxable year, will depend on the assets and income of Advantage over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that Advantage will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.

Advantage generally would be a PFIC for a taxable year if (a) 75% or more of the gross income of Advantage for such taxable year is passive income or (b) 50% or more of the assets held by Advantage either produce passive income or are held for the production of passive income, based on the fair market value of such assets. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into after December 31, 2004, active business gains arising from the sale of commodities generally are excluded from "passive income" if substantially all of a foreign corporation's commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

In the event that Advantage were a PFIC, U.S. Holders of Advantage Units generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules, which are not described in this summary. Accordingly, each U.S. Holder should consult its own tax advisor regarding the potential classification of Advantage as a PFIC and how the PFIC rules would affect the U.S. federal income tax consequences of the ownership and disposition of Advantage Units.

OTHER CONSIDERATIONS

         FOREIGN TAX CREDIT

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Advantage Units may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation will be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder will be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty. However, the amount of a distribution with respect to the Advantage Units that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by a foreign corporation generally will be categorized as "passive income" or, in the case of certain shareholders, "financial services income" for taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, dividends generally will be "passive category income" or, in certain cases, "general category income" for purposes of computing the foreign tax credit allowable to a U.S. Holder. In addition, special foreign tax credit rules apply to a U.S. Holder that receives "qualified dividend income" that is subject to reduced U.S. federal income tax rates. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of the foreign tax credit rules to them.

         RECEIPT OF FOREIGN CURRENCY

The amount of any distribution with respect to the Advantage Units paid in Canadian dollars generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives a distribution in Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt would have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

The amount realized by a cash basis U.S. Holder that receives Canadian dollars in connection with the sale, exchange, or other taxable disposition of Advantage Units, generally will be based on the U.S. dollar value of the Canadian dollars received as determined on the settlement date of the exchange. If such U.S. Holder converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt, the U.S Holder would have a foreign currency exchange gain or loss. An accrual basis U.S. Holder may elect to apply the same treatment as a cash basis U.S. Holder, provided that the election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual basis U.S. Holder does not elect to apply the same treatment as a cash basis U.S. Holder, such accrual basis U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the Canadian dollars received prevailing on the date of the exchange and the date of payment, which generally would be treated as U.S. source ordinary income or loss.

Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

         INFORMATION REPORTING; BACKUP WITHHOLDING TAX

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of Ketch Units or Advantage Units generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to report properly items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such U.S. Holder furnishes required information to the IRS. A U.S. Holder that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

RIGHT TO DISSENT

THE FOLLOWING DESCRIPTION OF THE RIGHT TO DISSENT AND APPRAISAL TO WHICH REGISTERED HOLDERS (COLLECTIVELY, "DISSENTING UNITHOLDERS") ARE ENTITLED IS NOT A COMPREHENSIVE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY A DISSENTING UNITHOLDER WHO SEEKS PAYMENT OF THE FAIR VALUE OF SUCH DISSENTING UNITHOLDER'S UNITS AND IS QUALIFIED IN ITS ENTIRETY BY THE REFERENCE TO THE FULL TEXT OF THE INTERIM ORDER, WHICH IS ATTACHED TO THIS INFORMATION CIRCULAR AS APPENDIX C, AND THE TEXT OF SECTION 191 OF THE ABCA, WHICH IS ATTACHED TO THIS INFORMATION CIRCULAR AS APPENDIX H. A DISSENTING UNITHOLDER WHO INTENDS TO EXERCISE THE RIGHT TO DISSENT AND APPRAISAL SHOULD CAREFULLY CONSIDER AND COMPLY WITH THE PROVISIONS OF THE ABCA, AS MODIFIED BY THE INTERIM ORDER. FAILURE TO STRICTLY COMPLY WITH THE PROVISIONS OF THAT SECTION, AS MODIFIED BY THE INTERIM ORDER, AND TO ADHERE TO THE PROCEDURES ESTABLISHED THEREIN MAY RESULT IN THE LOSS OF ALL RIGHTS THEREUNDER.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing. Subject to certain insolvency tests as described below, and pursuant to the Interim Order, Dissenting Unitholders are entitled, in addition to any other right such Dissenting Unitholder may have, to dissent and to be paid by Advantage or Ketch, as the case may be, the fair value of the Units held by such Dissenting Unitholder in respect of which such Dissenting Unitholder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution from which such Dissenting Unitholder dissents was adopted. A DISSENTING UNITHOLDER MAY DISSENT ONLY WITH RESPECT TO ALL OF THE UNITS HELD BY SUCH DISSENTING UNITHOLDER OR ON BEHALF OF ANY ONE BENEFICIAL OWNER AND REGISTERED IN THE DISSENTING UNITHOLDER'S NAME. ONLY REGISTERED HOLDERS MAY DISSENT. PERSONS WHO ARE BENEFICIAL OWNERS OF UNITS REGISTERED IN THE NAME OF A BROKER, CUSTODIAN, NOMINEE OR OTHER INTERMEDIARY WHO WISH TO DISSENT, SHOULD BE AWARE THAT THEY MAY ONLY DO SO THROUGH THE REGISTERED OWNER OF SUCH UNITS. A REGISTERED HOLDER, SUCH AS A BROKER, WHO HOLDS UNITS AS NOMINEE FOR BENEFICIAL HOLDERS, SOME OF WHOM WISH TO DISSENT,

MUST EXERCISE DISSENT RIGHTS ON BEHALF OF SUCH BENEFICIAL OWNERS WITH RESPECT TO ALL OF THE UNITS HELD FOR SUCH BENEFICIAL OWNERS. IN SUCH CASE, THE DEMAND FOR DISSENT SHOULD SET FORTH THE NUMBER OF UNITS COVERED BY IT.

Dissenting Advantage Unitholders must provide a written objection to the Advantage Arrangement Resolution to Advantage c/o Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel
J. McDonald, Q.C. by 4:00 p.m. on the Business Day immediately preceding the date of the Advantage Meeting. Dissenting Ketch Unitholders must provide a written objection to the Ketch Arrangement Resolution to Ketch c/o Osler, Hoskin & Harcourt LLP, Suite 2500, TransCanada Tower, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1, Attention: Tristram J. Mallett, by 4:00 p.m. on the Business Day immediately preceding the date of the Ketch Meeting. NO UNITHOLDER WHO HAS VOTED IN FAVOUR OF THE APPLICABLE ARRANGEMENT RESOLUTION SHALL BE ENTITLED TO DISSENT WITH THE RESPECT TO THE ARRANGEMENT.

An application may be made to the Court by Advantage for Advantage Units and Ketch for Ketch Units or by a Dissenting Unitholder, after the adoption of the Arrangement Resolutions to fix the fair value of the Dissenting Unitholder's Units and by AmalgamationCo for both Advantage Units and Ketch Units after the Effective Time. If such an application is made to the Court by Advantage, and before the Effective Time, Advantage, Ketch or AmalgamationCo, as the case may be, must, unless the Court otherwise orders, send to each Dissenting Unitholder a written offer to pay the Dissenting Unitholder an amount considered by the Advantage Board of Directors, the Ketch Board of Directors or the Board of Directors of AmalgamationCo, as applicable, to be the fair value of the Units, as applicable. The offer, unless the Court otherwise orders, will be sent to each Dissenting Unitholder at least 10 days before the date on which the application is returnable, if Advantage, Ketch or AmalgamationCo is the applicant, or within 10 days after Advantage, Ketch or AmalgamationCo, as the case may be, is served with notice of the application, if a Dissenting Unitholder is the applicant. The offer will be made on the same terms to each Dissenting Unitholder of Units, as applicable, and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Unitholder may make an agreement with Advantage, Ketch or AmalgamationCo, as the case may be, for the purchase of such holder's Units in the amount of the offer made by Advantage, Ketch or AmalgamationCo, as the case may be, or otherwise, at any time before the Court pronounces an order fixing the fair value of the Units.

A Dissenting Unitholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Units, as applicable, of all Dissenting Unitholders who are parties to the application, giving judgment in that amount against Advantage, Ketch or AmalgamationCo, as the case may be, and in favour of each of those Dissenting Unitholders, and fixing the time within which Advantage, Ketch or AmalgamationCo, as the case may be, must pay that amount to the Dissenting Unitholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Unitholder calculated from the date on which the Dissenting Unitholder ceases to have any rights as a Unitholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Advantage, Ketch or AmalgamationCo, as the case may be, and the Dissenting Unitholder as to the payment to be made by Advantage, Ketch or AmalgamationCo, as the case may be, to the Dissenting Unitholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Unitholder will cease to have any rights as a Unitholder other than the right to be paid the fair value of such holder's Units, in the amount agreed to between Advantage, Ketch or AmalgamationCo, as the case may be, and the Dissenting Unitholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Unitholder may withdraw the Dissenting Unitholder's dissent, or if the Arrangement has not yet become effective, Advantage, Ketch or AmalgamationCo may rescind the applicable Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Unitholder will be discontinued.

Advantage, Ketch and AmalgamationCo shall not make a payment to a Dissenting Unitholder in accordance with Section 191 of the ABCA if there are reasonable grounds for believing that Advantage, Ketch or AmalgamationCo, as the case may be, is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Advantage, Ketch or AmalgamationCo, as the case may be, would thereby be less than the aggregate of its liabilities. In such event, Advantage, Ketch or AmalgamationCo, as the case may be, shall notify each Dissenting Unitholder that it is unable lawfully to pay Dissenting Unitholders for their Units, as applicable, in which case the Dissenting Unitholder may, by written notice to Advantage, Ketch or AmalgamationCo, as the case may be, within 30 days after receipt of such notice, withdraw such holder's written objection, in which case Advantage, Ketch or AmalgamationCo, as the case may be, shall be deemed to consent to the withdrawal and such Dissenting Unitholder shall be reinstated with full rights as a Unitholder, failing which such Dissenting Unitholder retains status as a claimant against Advantage, Ketch or AmalgamationCo, as the case may be, to be paid as soon as Advantage, Ketch or AmalgamationCo, as the case may be, is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Advantage, Ketch or AmalgamationCo, as the case may be, but in priority to their Unitholders.

All Units held by Dissenting Unitholders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Advantage or Ketch, as the case may be, and cancelled in exchange for such fair value or will, if such Dissenting Unitholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be changed into Advantage Units on the same basis as all other Unitholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of their Units. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. ACCORDINGLY, EACH DISSENTING UNITHOLDER WHO MIGHT DESIRE TO EXERCISE THE RIGHT TO DISSENT AND APPRAISAL SHOULD CAREFULLY CONSIDER AND COMPLY WITH THE PROVISIONS OF THAT SECTION, THE FULL TEXT OF WHICH IS SET OUT IN APPENDIX H TO THIS INFORMATION CIRCULAR AND CONSULT THEIR OWN LEGAL ADVISOR.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of not greater than 5% of the outstanding Advantage Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date and that holders of not greater than 5% of the outstanding Ketch Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE MATTERS TO BE ACTED UPON

As at May 10, 2006, the directors and officers of AOG and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 2,100,579 Advantage Units representing approximately 3.6% of the outstanding Advantage Units and $554,000 principal amount of Advantage Debentures. The directors also hold approximately 272,500 Advantage Rights representing 100% of the Advantage Rights outstanding, with exercise prices from $0.93 per Unit to $12.63 per Unit and exercisable into an aggregate of 272,500 Advantage Units.

Certain officers of AOG, two of whom are also directors, will acquire an aggregate of approximately 1,500,000 Advantage Units pursuant to the Advantage Management Internalization. The officers of AOG who will receive Advantage Units pursuant to the Advantage Management Internalization are Messrs. Drader, Bourgeois, Cairns, Hanrahan, Kary, Mazurkewich and Coombs.

Immediately after giving effect to the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 413,236 Ketch Units are issued pursuant to previously outstanding Ketch RTUs; (iii) an aggregate of 315,455 Ketch Units are issued pursuant to previously outstanding Ketch Warrants; (iv) an aggregate of 1,933,216 Advantage Units are issued in connection with the Advantage Management Internalization; and (v) none of the Advantage Debentures and none of the Ketch 6.50% Debentures are converted into Advantage Units or Ketch Units prior to the Effective Time, it is anticipated that the current directors and officers of AOG and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 3,600,579 Advantage Units (approximately 3.8% of the outstanding Advantage Units).

RBC Capital Markets was retained by the Advantage Special Committee to provide advice with respect to the Arrangement, including the Advantage Management Internalization and RBC Dominion Securities Inc., a member company of RBC Capital Markets, has provided fairness opinions to the Advantage Board. RBC Capital Markets has received or will receive fees from Advantage for services rendered. See "THE ARRANGEMENT - SECURITIES LAW MATTERS - CANADA".

NONE OF THE PRINCIPAL HOLDERS OF ADVANTAGE UNITS OR ANY DIRECTOR OR OFFICER OF AOG, OR ANY ASSOCIATE OR AFFILIATE OF ANY OF THE FOREGOING PERSONS, HAS OR HAD ANY MATERIAL INTEREST IN ANY TRANSACTION SINCE THE START OF ADVANTAGE'S LAST FISCAL YEAR OR ANY PROPOSED TRANSACTION THAT MATERIALLY AFFECTED, OR WILL MATERIALLY AFFECT, ADVANTAGE OR ANY OF ITS AFFILIATES, EXCEPT AS DISCLOSED ABOVE (INCLUDING WITH RESPECT TO THE ADVANTAGE MANAGEMENT INTERNALIZATION), ELSEWHERE IN THIS INFORMATION CIRCULAR OR THE PUBLIC RECORD OF ADVANTAGE.

As at May 10, 2006, the directors and officers of KRL and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1,653,858 Ketch Units, representing approximately 2.9% of the outstanding Ketch Units.

As at May 10, 2006, 524,806 Ketch RTU's were outstanding pursuant to which it is estimated approximately 413,236 Ketch Units will be issued prior to the Effective Date. Pursuant to the terms of the Ketch RTU Plan, the issue dates for all Ketch Units issuable pursuant to the Ketch Restricted Units will be accelerated as a result of the Arrangement. Such Ketch Units will be issued on the last Business Day preceding the Effective Date and will be ultimately exchanged for Advantage Units pursuant to the Arrangement.

The officers and directors of KRL who will be affected by the accelerated vesting are Messrs. Mah, Steele, Bokenfohr, Zimmerman, Fagerheim, Tripp, Romanzin, Howard, Birnie and Caldwell. As at May 10, 2006, these directors and officers held approximately 228,610 Ketch RTU's representing approximately 44% of the number of Ketch RTU's outstanding pursuant to which it is estimated approximately 182,163 Ketch Units will be issued prior to the Effective Date.

As at May 10, 2006, 315,445 Ketch Warrants were issued and outstanding which are exercisable into 315,445 Ketch Units. Of these 72,390 are currently vested but unexercised. An additional 243,055 warrants will be vested as a result of the Arrangement. It is expected that all Ketch Warrants will be exercised as it is a condition to the Arrangement that all of the Ketch Warrants shall have been exercised or otherwise terminated prior to the Effective Date. The officers and directors of KRL who will be affected by the accelerated vesting of the Ketch Warrants are Messrs. Mah, Steele, Bokenfohr, Zimmerman, Lambert, Tripp and Howard and Mrs. Bradley. As at May 10, 2006, these directors and officers and their associates held approximately 142,360 Ketch Warrants (representing approximately 45% of the number of Ketch Warrants outstanding), pursuant to which it is estimated approximately 142,360 Ketch Units will be issued prior to the Effective Date.

KRL has entered into employment agreements with each of Messrs. Mah, Steele, Bokenfohr and Zimmerman. The employment agreements provide for payments to the executive officers upon a "change of control" or waiver of rights in respect thereof and a change in the executive's duties following the change of control. The Ketch Board has determined that these conditions will be satisfied upon completion of the Arrangement and payments aggregating approximately $1,922,500 will be paid to these executive officers of KRL immediately prior to the completion of the Arrangement.

Payment of a portion of the 2005 bonus for certain Ketch employees was deferred until August of 2006. The Ketch Board of Directors has agreed to pay out all 2005 deferred bonus payments on the last day prior to the Effective Date. The officers and directors of KRL who will be affected by the accelerated payment of such bonuses are Messrs. Mah, Steele, Bokenfohr and Zimmerman. Payments aggregating approximately $168,000 will be paid to these executive officers.

Immediately after giving effect to the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 413,236 Ketch Units are issued pursuant to previously outstanding Ketch RTUs; (iii) an aggregate of 315,445 Ketch Units are issued pursuant to previously outstanding Ketch Warrants; (iv) an aggregate of 1,933,216 Advantage Units are issued in connection with the Advantage Management Internalization; and (v) none of the Advantage Debentures and none of the Ketch 6.50% Debentures are converted into Advantage Units or Ketch Units prior to the Effective Time, it is anticipated that the current directors and officers of KRL and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1,117,785 Advantage Units (approximately 1.2% of the outstanding Advantage Units).

Ketch retained BMO Nesbitt Burns Inc., and Tristone Capital Inc. as financial advisors to Ketch and the Ketch Board of Directors with respect to the Arrangement and BMO Nesbitt Burns Inc. and Tristone Capital Inc. have each provided a fairness opinion to the Ketch Board of Directors. These advisors have received or will receive fees from Ketch for services rendered.

NONE OF THE PRINCIPAL HOLDERS OF KETCH UNITS OR ANY DIRECTOR OR OFFICER OF KRL, OR ANY ASSOCIATE OR AFFILIATE OF ANY OF THE FOREGOING PERSONS, HAS OR HAD ANY MATERIAL INTEREST IN ANY TRANSACTION SINCE THE START OF KETCH'S LAST FISCAL YEAR OR ANY PROPOSED TRANSACTION THAT MATERIALLY AFFECTED, OR WILL MATERIALLY AFFECT, KETCH OR ANY OF ITS AFFILIATES, EXCEPT AS DISCLOSED ABOVE, ELSEWHERE IN THIS INFORMATION CIRCULAR OR THE PUBLIC RECORD OF KETCH.

EXPENSES OF THE ARRANGEMENT

The estimated costs to be incurred by each of Advantage and Ketch with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, retention, severance and similar payments, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $3.5 million (excluding the costs associated with the Advantage Management Internalization which will be $44 million) and $7.3 million, respectively.

STOCK EXCHANGE LISTINGS

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the Advantage Units to be issued pursuant to the Arrangement and the substitutional listing of the Ketch 6.50% Debentures which will be assumed by Advantage under the Arrangement. Advantage has also made application to list the MFCorp Special Shares which will ultimately be exchanged for Advantage Units on the TSX. The TSX has conditionally approved the listing of the Advantage Units and MFCorp Special Shares to be issued pursuant to the Arrangement and the substitutional listing of the Ketch 6.50% Debentures, subject to Advantage fulfilling the requirements of such exchange. Advantage is also required to make a supplemental application to have the Advantage Units to be issued pursuant to the Arrangement (including Advantage Units issued upon conversion of the Ketch 6.50% Debentures) listed on the NYSE.

OTHER REGULATORY APPROVALS

In addition to the approval of Advantage Unitholders, Ketch Unitholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.

COMPETITION ACT APPROVAL

The Arrangement is a "notifiable transaction" for the purposes of Part IX of the Competition Act. Accordingly, the Arrangement may not be completed until the applicable statutory waiting period has expired unless (i) the Commissioner of Competition (the "COMMISSIONER") has issued an advance ruling certificate (an "ARC") pursuant to Section 102 of the Competition Act or ii) in lieu of issuing an ARC, the Commissioner has issued a "no action" letter and waived the notification obligation under Section 113(c) of the Competition Act because substantially similar information was previously supplied in relation to a request for an ARC.

Advantage and Ketch will jointly request that the Commissioner issue an ARC under Section 102 of the Competition Act or, alternatively, a "no action" letter in respect of the Arrangement. If the Commissioner issues an ARC, the Commissioner shall not apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the Arrangement solely on the information that is the same or substantially the same as the information on the basis of which the ARC was issued, provided that the Arrangement is substantially completed within one year following the issuance of the ARC. Alternatively, the Commissioner may issue a "no action" letter indicating that she is of the view that grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the Arrangement, while preserving during the three years following completion of the Arrangement her authority to initiate proceedings should circumstances change.

INVESTMENT CANADA ACT APPROVAL

The Arrangement is reviewable under Part IV of the Investment Canada Act and pursuant to Section 16(1) of the Investment Canada Act, the Arrangement may not be implemented unless it has been reviewed by the Minister of Industry under
Part IV of the Investment Canada Act and the Minister of Industry is satisfied or is deemed to be satisfied that the Arrangement is likely to be of net benefit to Canada. Advantage has filed an application for review under Section 17 of the Investment Canada Act and will submit, in support of its application for review, such information and undertakings as it considers reasonable and appropriate in the circumstances in support of its application, having regard to the factors the Minister of Industry is required to take into account in assessing whether the Arrangement will be of net benefit to Canada. The Minister of Industry has 45 days from the date the application is determined to be complete to review the Arrangement; however, if the Minister of Industry is unable to complete his consideration of the investment within such 45 day period, the Minister of Industry may, upon sending a notice to Advantage, unilaterally extend the review period by an additional 30 days.

SECURITIES LAW MATTERS

CANADA

All securities to be issued under the Arrangement, including, without limitation, the Advantage Units to the Ketch Unitholders, will be issued in reliance on exemptions from prospectus and registration requirements of Applicable Canadian Securities Laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and the Advantage Units will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under Applicable Canadian Securities Laws. There is no guarantee that the requisite approvals will be granted on a timely basis or on conditions satisfactory to Advantage and Ketch.

The issuance of Advantage Units pursuant to the Advantage Management Internalization may be considered a "related party transaction" for the purposes of OSC Rule 61-501 and Regulation Q-27 which requires Advantage to obtain minority approval of and a formal valuation for the Arrangement unless an exemption from the minority approval and valuation requirements is available. Such an exemption is available because neither the fair market value of the benefits and payments to interested parties of Advantage in connection with the Arrangement and the securities expected to be issued to such persons pursuant to the Advantage Management Internalization forming part of the Arrangement exceed 25% of Advantage's market capitalization. See "THE
ARRANGEMENT - INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE MATTERS TO BE ACTED UPON".

The acceleration of the vesting of the Ketch RTU's and Ketch Warrants and the change of control payments and accelerated bonus payments might be considered a "collateral benefit" for the purposes of OSC Rule 61-501 except that: (i) each of the directors and officers of KRL (except Mr. Fagerheim) own less than 1% of the outstanding Ketch Units; and (ii) the Ketch Board of Directors, with Mr. Fagerheim not participating, determined, in good faith, that the value of the benefit to be received by Mr. Fagerheim as a result of the acceleration of the vesting of his Ketch RTU's represented less than 5% of the value that Mr. Fagerheim will receive pursuant to the Arrangement. See "THE ARRANGEMENT - INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE MATTERS TO BE ACTED UPON".

The Arrangement constitutes a "going private transaction" for Ketch for the purposes of Regulation Q-27 which requires that Ketch obtain a formal valuation and minority approval for the Arrangement. An application for exemption from these requirements will be made with the Autorite des marches financiers and completion of the Arrangement is subject to obtaining a decision by the Autorite des marches financiers granting the exemption sought.

JUDICIAL DEVELOPMENTS

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Advantage, AOG, Ketch and KRL for approval of the Arrangement. See "THE

ARRANGEMENT - PROCEDURE FOR THE ARRANGEMENT BECOMING EFFECTIVE - COURT APPROVALS - FINAL ORDER" above. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Advantage and Ketch, any recent significant decisions which would apply in this instance. UNITHOLDERS SHOULD CONSULT THEIR LEGAL ADVISORS WITH RESPECT TO THE LEGAL RIGHTS AVAILABLE TO THEM IN RELATION TO THE ARRANGEMENT.

UNITED STATES

The Advantage Units to be issued to Unitholders pursuant to the Arrangement will not be registered under the 1933 Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on May 12, 2006 and, subject to the approval of the Arrangement by Unitholders, a hearing on the Arrangement will be held on June 22, 2006 by the Court. See "THE ARRANGEMENT - PROCEDURE FOR THE ARRANGEMENT BECOMING EFFECTIVE - COURT APPROVALS - FINAL ORDER" above.

The Advantage Units to be issued to United States Unitholders will be freely tradeable in the U.S. under U.S. federal securities laws, except by Persons who are "affiliates" of Advantage, Ketch, AOG or KRL at the time the Arrangement is submitted to Unitholders or who will be "affiliates" of Advantage, or AOG at the time of any such resale. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such Advantage Units by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations, such affiliates may
immediately   resell   Advantage   Units  outside  the  United  States  without
registration under the 1933 Act pursuant to Regulation S subject to the requirements thereof. Advantage Units to be issued pursuant to the Arrangement to persons who are affiliates of Advantage, Ketch, AOG or KRL prior to the Arrangement but who will no longer be affiliates may resell units in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the 1933 Act or as otherwise permitted under the 1933 Act. Persons who continue to be affiliates of Advantage or AOG after the Arrangement may only resell their units in the manner contemplated by Rule 145(d)(1). Rule 145(d)(1) generally provides that such affiliates may not sell the Advantage Units received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the 1933 Act. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding securities of Advantage or, if such securities are listed on a United States securities exchange (such as the NYSE) or NASDAQ, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "broker transactions" (as such term is defined in Rule 144 under the 1933 Act) at times when certain information specified by the Rule 144 is publicly available with respect to Advantage. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Advantage after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Arrangement Securities received upon completion of the Arrangement. ALL HOLDERS OF SUCH SECURITIES ARE URGED TO CONSULT WITH COUNSEL TO ENSURE THAT THE RESALE OF THEIR SECURITIES COMPLIES WITH APPLICABLE SECURITIES LEGISLATION.

EXPERTS

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Burnet, Duckworth & Palmer LLP, on behalf of Advantage, and Osler, Hoskin, and Harcourt LLP, on behalf of Ketch. As at May 11, 2006, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Advantage Units and less than 1% of the outstanding Ketch Units. As at May 5, 2006, the partners and associates of Osler, Hoskin, and Harcourt LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Advantage Units and less than 1% of the outstanding Ketch Units. Certain matters relating to United States federal income tax considerations have been passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP on behalf of Advantage. As at May 11, 2006, the partners and associates of Paul, Weiss, Rifkind, Wharton & Garrison LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Advantage Units and less than 1% of the outstanding Ketch Units. None of GLJ or Sproule hold any Advantage Units or Ketch Units as of the date hereof.

PRO FORMA INFORMATION OF ADVANTAGE AFTER GIVING EFFECT TO THE ARRANGEMENT

ORGANIZATION STRUCTURE OF ADVANTAGE

The following diagram sets forth the simplified organizational structure of Advantage immediately upon completion of the Arrangement:

                   [GRAPHIC OMITTED -- ORGANIZATIONAL CHART]

                      ___________________________________

                            ADVANTAGE UNITHOLDERS
                         AND FORMER KETCH UNITHOLDERS
                      ___________________________________
                             ^  ^              |
                  Cash       |  |              |   Advantage Units
              Distribution   |  |              |      (100%)
                   (2)       |  | Income from  |
                             |  |  Permitted   |
                             |  | Investments  |
                             |  |     ^        |
                             |  |    / \       |
                             |  |   /   \      |
                             |  |  /     \     |
                             |  | /       \    |
                             |  |/ADVANTAGE\   |
                             |  /  ENERGY   \  |
                             | / INCOME FUND \ v
                              /   (Alberta)   \
                             /                 \
           ----------------------------------------------------
           |                ^                    |            |
           |                |  Interest and      |            |
           v                | principal paymants,| royalty,   |
           ^                | royalty payments   | notes,     |
          / \               | and dividends      | 100%       |
         /   \              | on common shares   | shares     |
        /     \             |                    v            v
       / KETCH \           ------------------------   ---------------
      /RESOURCES\
     / TRUST (3) \               AMALGAMATIONCO          MFCORP (4)
    /             \
    ---------------        ------------------------   ---------------

Notes:
(1) All operations and management of Advantage will be conducted through AmalgamationCo. Advantage will hold all of the shares of AmalgamationCo.
(2) Advantage will receive regular monthly payments in accordance with the Advantage Royalty Agreement as well as distributions and interest payments from the Advantage Notes, the Ketch Notes and the Ketch NPI.
(3) Ketch Resources Trust will be dissolved and liquidated and MFCorp will be wound up within twelve months following the Effective Date.

Upon the completion of the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 413,236 Ketch Units are issued pursuant to previously outstanding Ketch RTUs; (iii) an aggregate of 315,455 Ketch Units are issued pursuant to previously outstanding Ketch Warrants; (iv) an aggregate of 1,933,216 Advantage Units are issued in connection with the Advantage Management Internalization; and (v) none of the Advantage Debentures and none of the Ketch 6.50% Debentures are converted into Advantage Units or Ketch Units prior to the Effective Time, approximately 94.6 million Advantage Units will be issued and outstanding following completion of the Arrangement. Of these, approximately 65% of the Advantage Units will be held by existing Advantage Unitholders and 35% of the Advantage Units will be held by former Ketch Unitholders.


SELECTED PRO FORMA FINANCIAL INFORMATION

Certain selected pro forma consolidated financial information is set forth in the following table. SUCH INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF ADVANTAGE AFTER GIVING EFFECT TO THE ARRANGEMENT AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2005 INCLUDED IN APPENDIX G OF THIS INFORMATION CIRCULAR.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

                                                            PRO FORMA YEAR ENDED
                                                              DECEMBER 31, 2005
                                                              -----------------
                                                                 (unaudited)
                                                                   ($000s)

Oil and natural gas sales - net of royalties                        489,330

Expenses
     Operating                                                       91,772
     Transportation                                                   4,847
     General and administrative                                      10,430
     Unit-based compensation                                            762
     Management fees                                                  5,901
     Performance incentive                                           10,544
     Interest                                                        15,883
     Interest and accretion on convertible debentures                15,912
     Depletion, depreciation and accretion                          284,534
     Plan of Arrangement                                              3,420
                                                                    -------
                                                                    444,005

Income before taxes                                                  45,325

     Current and capital taxes                                        4,170
     Future income tax recovery                                     (40,962)
                                                                    -------
Net income                                                           82,117
                                                                     ======
         SELECTED PRO FORMA OPERATIONAL INFORMATION

The following table sets out certain pro forma operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Advantage following completion of the Arrangement, for the periods indicated. Important information concerning the oil and natural gas properties and operations of Advantage and Ketch is contained in the Advantage AIF, the Ketch AIF, all of which are incorporated herein by reference. Readers are encouraged to carefully review those documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained in those documents.

                                                            PRO FORMA YEAR ENDED
                                                             DECEMBER 31, 2005
                                                             -----------------

AVERAGE DAILY PRODUCTION
    Crude oil & NGLs (Bbls/d)                                          9,455
    Natural gas (Mcf/d)                                              134,033
                                                                     -------
    Combined (Boe/d)                                                  31,794
                                                                     =======
TOTAL PROVED RESERVES (1)(2)
    Light/medium crude oil (Mbbls)                                    17,887
    Heavy oil (Mbbls)                                                  2,112
    Natural gas (MMcf)                                               330,795
    NGL (Mbbls)                                                        7,267
                                                                     -------
    Combined (Mboe)                                                   82,400
                                                                     =======
TOTAL PROVED PLUS PROBABLE RESERVES (1)(2)
    Light/medium crude oil (Mbbls)                                    30,683
    Heavy oil (Mbbls)                                                  3,178
    Natural gas (MMcf)                                               468,490
    NGL (Mbbls)                                                       10,630
                                                                     -------
    Combined (MBoe)                                                  122,573
                                                                     =======

NET UNDEVELOPED LAND HOLDINGS AS AT DECEMBER 31, 2005 (acres) (3)    487,223

Notes:
(1) Reserves for Advantage are from the Advantage Report and reserves for Ketch are from the Ketch Report.
(2)  Reserves are presented as working interest before royalties.
(3) Undeveloped land acreage for Advantage and Ketch are as at December 31, 2005.

DIRECTORS AND OFFICERS OF AMALGAMATIONCO UPON COMPLETION OF THE ARRANGEMENT

The following table sets forth the name, province and country of residence and positions for each of the proposed directors and officers of AmalgamationCo upon completion of the Arrangement, together with their principal occupations during the last five years. The directors of AmalgamationCo shall hold office until the next annual meeting of Unitholders or until their respective successors have been duly elected or appointed.

 NAME, PROVINCE AND COUNTRY OF          PROPOSED POSITION
           RESIDENCE                   WITH AMALGAMATIONCO         PRINCIPAL OCCUPATION DURING THE LAST FIVE YEARS
------------------------------    ----------------------------   ---------------------------------------------------
Gary F. Bourgeois                 Vice President, Corporate      Vice President,  Corporate Development of AOG since
Ontario, Canada                   Development and Director       May 24,  2001.  Vice  President  of AIM since March
                                                                 2001.  Prior  thereto,  Managing  Director  of  the
                                                                 Enerplus  Group  of  Companies,   which   companies
                                                                 specialize  in  management  of oil and  gas  income
                                                                 funds and royalty trusts (1998-2000).  In addition,
                                                                 President of Queen-Yonge Investments Limited (since
                                                                 1985), a private  family-owned  investment  holding
                                                                 company  with  holdings  in  oil  and  gas  royalty
                                                                 trusts,  real estate income  funds,  direct oil and
                                                                 gas properties,  private and public exploration and
                                                                 production  companies,  and direct  commercial real
                                                                 estate holdings.

Kelly I. Drader                   Chief Executive Officer and    President and Chief Executive  Officer of AOG since
Alberta, Canada                   Director                       May 24,  2001.  President  of AIM since March 2001.
                                                                 Prior thereto,  Senior Vice  President  (1997-2001)
                                                                 and Vice  President,  Finance  and Chief  Financial
                                                                 Officer (1990-1997) of Enerplus Group of Companies,
                                                                 which companies specialize in the management of oil
                                                                 and gas income funds and royalty trusts.

 NAME, PROVINCE AND COUNTRY OF          PROPOSED POSITION
           RESIDENCE                   WITH AMALGAMATIONCO         PRINCIPAL OCCUPATION DURING THE LAST FIVE YEARS
------------------------------    ----------------------------   ---------------------------------------------------
Grant B. Fagerheim                Director                       President  and Chief  Executive  Officer  of Kereco
Alberta, Canada                                                  Energy Ltd.  since  January,  2005.  President  and
                                                                 Chief  Executive  Officer of Ketch  Resources  Ltd.
                                                                 from November  2002 to January 2005.  President and
                                                                 Chief  Executive  Officer of Ketch Energy Ltd. from
                                                                 April 2000 to October 2002.

John A. Howard (1)                Director                       Independent  Businessman.  Director  of  KRL  since
Alberta, Canada                                                  January  2005.  Director  of Bear  Ridge  Resources
                                                                 Ltd.   since  January  2005.   President  of  Lunar
                                                                 Enterprises Corp. Director of Eastshore Energy Ltd.
                                                                 since July 2003.  Director of Rockyview Energy Inc.
                                                                 since June 2005. Director of Bear Creek Energy Ltd.
                                                                 from June 2004 to  January  2005.  Director  of APF
                                                                 Energy Trust from August 2004 to June 2005.

Andy J. Mah                       President and Chief            President  of  KRL  since   October   2005.   Chief
Alberta, Canada                   Operating Officer and a        Operating Officer of KRL from January 2005 to
                                  Director                       September 2005.  Prior thereto,  Executive  Officer
                                                                 and Vice  President,  Engineering and Operations of
                                                                 Northrock   Resources  Ltd.  from  August  1998  to
                                                                 January 2005.

Ronald A. McIntosh                Director                       Chairman    of    Navigo    Energy    Inc.    since
Alberta, Canada                                                  December 2003.  As  of  December 29,  2003,  Navigo
                                                                 Energy Inc.  became a  wholly-owned  subsidiary  of
                                                                 NAV Energy Trust and acts as  administrator  of NAV
                                                                 Energy  Trust.   President   and  Chief   Executive
                                                                 Officer of Navigo  Energy Inc. from October 2001 to
                                                                 December 2003.  Prior to December,  Chief Operating
                                                                 Officer  of  Gulf  Canada   Resources   Ltd.  since
                                                                 December,  2000.  Prior thereto,  Mr.  McIntosh was
                                                                 Vice President,  Exploration and  International  of
                                                                 Petro-Canada since May 1996.

Roderick M. Myers                 Director                       Since May 24,  2001, a  self-employed  businessman.
British Columbia, Canada                                         Prior    thereto,    Vice    President,    Business
                                                                 Development of Search Energy Corp.

Carol Pennycook                   Director                       Partner  at  the  Toronto  office  of  Davies  Ward
Ontario, Canada                                                  Phillips & Vineberg, LLP, a national law firm.

Steven Sharpe                     Director and Non-Executive     Managing   Partner   of  Blair   Franklin   Capital
Ontario, Canada                   Chairman                       Partners  Inc.,  an  investment  banking firm since
                                                                 May,  2003.  Prior  thereto,  Mr.  Sharpe  was  the
                                                                 Managing   Director  of  The  EBS  Corporation,   a
                                                                 management  and strategic  consulting  firm,  since
                                                                 June 2001.  From July 1998 to June 2001,  Executive
                                                                 Vice   President  or  Vice   President,   Strategic
                                                                 Development of The Kroll-O'Gara  Company,  a NASDAQ
                                                                 listed  professional   consulting,   manufacturing,
                                                                 Internet and electronic  commerce security company.
                                                                 Prior  thereto,  Mr.  Sharpe  was  a  partner  with
                                                                 Davies, Ward & Beck, a Toronto-based law firm.

Rodger A. Tourigny (2)            Director                       President  of Tourigny  Management  Ltd., a private
Alberta, Canada                                                  oil and gas consulting company.

 NAME, PROVINCE AND COUNTRY OF          PROPOSED POSITION
           RESIDENCE                   WITH AMALGAMATIONCO         PRINCIPAL OCCUPATION DURING THE LAST FIVE YEARS
------------------------------    ----------------------------   ---------------------------------------------------
Patrick J. Cairns                 Senior Vice President          Senior  Vice  President  of AOG  since  June  2001.
Alberta, Canada                                                  Vice  President  of  AIM  since  May  2001.   Prior
                                                                 thereto, Mr. Cairns was Vice President, Evaluations
                                                                 with  the  Enerplus   Group  of  Companies,   which
                                                                 companies  specialize in the  management of oil and
                                                                 gas income funds and royalty trusts.

Peter Hanrahan                    Vice President Finance and     Chief    Financial    Officer    of    AOG    since
Alberta, Canada                   Chief Financial Officer        January 2003.  Prior  thereto,  Controller  of  AOG
                                                                 since  December  1999.  Prior  thereto,  Manager of
                                                                 Financial Reporting with Numac Energy Inc.

Richard Mazurkewich               Vice President, Operations     Vice  President,  Operations  of AOG  since  August
Alberta, Canada                                                  2001.  Prior  thereto,   Manager,   Production  and
                                                                 Facilities  of  Search  Energy  Corp.  since  March
                                                                 1998.  Prior  thereto,   Production  Engineer  with
                                                                 Canadian Natural Resources Limited.

Neil Bokenfohr                    Vice President, Exploitation   Vice President  Exploitation  and Operations of KRL
Alberta, Canada                                                  since January 2005; Vice President,  Engineering of
                                                                 Bear Creek Energy Ltd.  (and  Crossfield  Gas Corp.
                                                                 prior  thereto)  from March  2002 to January  2005.
                                                                 Prior thereto, Director of Exploitation for Calpine
                                                                 Canada  Natural Gas Company from  December  2000 to
                                                                 March 2002.

Weldon Kary                       Vice President, Geology &      Vice  President,  Exploitation  since  February 14,
Alberta, Canada                   Geophysics                     2005.  Prior thereto,  with AOG since May 23, 2001,
                                                                 most recently as Manager,  Geology and  Geophysics.
                                                                 Prior  thereto,  Exploration  Manager  at  Palliser
                                                                 Energy Corp.  when Palliser was purchased by Search
                                                                 Energy Corp, the predecessor entity of AOG.

Anthony Coombs                    Controller                     Controller  since September 1, 2004.  Prior thereto
Alberta, Canada                                                  with AOG  since  May 23,  2001,  most  recently  as
                                                                 Chief Accountant.  Prior thereto,  Chief Accountant
                                                                 for Search Energy Corp., the predecessor  entity of
                                                                 Advantage.

Jay P. Reid                       Corporate Secretary            Partner,   Burnet,   Duckworth   &  Palmer  LLP,  a
Alberta, Canada                                                  Calgary-based law firm.

Notes:
(1) Mr. Howard was the president, chief executive officer and director of Sunoma Energy Corp. Immediately upon his resignation from the executive and board of directors, Sunoma Energy Corp. filed for Court protection.
(2) Mr. Tourigny was a director of Shenandoah Resources Ltd. ("SHENANDOAH") prior to it being placed into receivership on September 17, 2002 and prior to the issuance of cease trade orders in respect of Shenandoah's securities by the Alberta Securities Commission and the British Columbia Securities Commission on November 8, 2002 and October 23, 2002, respectively. Cease trade orders were issued because Shenandoah failed to file certain required financial statements. As of the date hereof, the cease trade orders remain outstanding. Shenandoah's common shares were suspended from trading on the TSX Venture Exchange on April 24, 2002. Mr. Tourigny resigned his directorship with Shenandoah effective September 17, 2002. Mr. Tourigny was also a director of Probe Exploration Inc. ("PROBE") prior to its receivership and prior to the issuance of cease trade orders in respect of Probe's securities by the Alberta Securities Commission and the Ontario Securities Commission on July 7, 2000 and July 17, 2000, respectively. The cease trade orders were issued because Probe failed to file certain required financial statements. As at the date hereof, the cease trade orders remain outstanding. Probe's common shares were suspended from trading on the TSX on March 17, 2000, and were subsequently delisted from the TSX at the close of business on March 16, 2001. Mr. Tourigny resigned his directorship with Probe effective April 14, 2000.

AmalgamationCo intends to re-constitute the membership of its Audit Committee, Human Resources, Compensation and Corporate Governance Committee and Independent Reserve Evaluation Committee upon completion of the Arrangement, each of which committee will be comprised of independent members of the board of directors.

After giving effect to the Arrangement, and based on certain assumptions, the number of Advantage Units beneficially owned, directly or indirectly, by all of the proposed directors and officers of AmalgamationCo and their associates following completion of the Arrangement will be an aggregate of approximately 3,600,579 Advantage Units (approximately 3.8% of the issued and outstanding Advantage Units).

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Advantage as at December 31, 2005, both before and after giving effect to the completion of the Arrangement on a pro forma basis. See also Appendix G, "PRO FORMA FINANCIAL STATEMENTS OF ADVANTAGE".

                                                      AS AT DECEMBER 31, 2005
                                                    BEFORE GIVING EFFECT TO THE     AS AT DECEMBER 31, 2005 AFTER
           DESIGNATION (AUTHORIZATION)                      ARRANGEMENT            GIVING EFFECT TO THE ARRANGEMENT
--------------------------------------------------  ---------------------------    --------------------------------
                                                                (amounts in $000s, except where noted)
Bank Debt ($355 million)(1)                                252,476                        381,297
Advantage 7.50% Debentures ($75 million)(2)                 66,602                         66,602
Advantage 7.75% Debentures ($50 million)(2)                 49,710                         49,710
Advantage 8.25% Debentures ($60 million)(2)                  8,646                          8,646
Advantage 9% Debentures ($30 million)(2)                     7,619                          7,619
Advantage 10% Debentures ($55 million)(2)                    2,534                          2,534
Ketch 6.50% Debentures ($70 million)(3)                     70,000                         70,000
Unitholders' Capital                                       681,574                      1,445,680
    Units                                              (57,846,324 units)             (92,413,655 units)
    (UNLIMITED)

Notes:
(1) See "INFORMATION CONCERNING ADVANTAGE ENERGY INCOME FUND - EXTERNAL DEBT - ADVANTAGE CREDIT FACILITIES" and "INFORMATION CONCERNING KETCH RESOURCES TRUST - EXTERNAL DEBT - KETCH CREDIT FACILITIES". Advantage anticipates negotiating a new credit facility following completion of the Arrangement reflecting the addition of the Ketch Assets.
(2) See "INFORMATION CONCERNING ADVANTAGE ENERGY INCOME FUND - EXTERNAL DEBT - ADVANTAGE DEBENTURES". The debenture balance represents the face value of the outstanding debentures.
(3) Under the Arrangement, Advantage will assume all of the covenants and obligations of Ketch under the Ketch 6.50% Debenture Indenture in respect of the outstanding Ketch 6.50% Debentures. See "INFORMATION CONCERNING KETCH RESOURCES TRUST - EXTERNAL DEBT - KETCH 6.50% DEBENTURES". The debenture balance represents the face value of the outstanding debentures.

Upon the completion of the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 413,236 Ketch Units are issued pursuant to previously outstanding Ketch RTUs; (iii) an aggregate of 315,455 Ketch Units are issued pursuant to previously outstanding Ketch Warrants; (iv) an aggregate of 1,933,216 Advantage Units are issued in connection with the Advantage Management Internalization; and (v) none of the Advantage Debentures and none of the Ketch 6.50% Debentures are converted into Advantage Units or Ketch Units prior to the Effective Time, approximately 94.3 million Advantage Units will be issued and outstanding following completion of the Arrangement. Of these, approximately 65% of the Advantage Units will be held by existing Advantage Unitholders and 35% of the Advantage Units will be held by former Ketch Unitholders.


PRINCIPAL HOLDERS OF TRUST UNITS

After giving effect to the Arrangement, to the best of the knowledge of the directors and officers of AOG and KRL, no person will own, directly or indirectly, or exercise control or direction over Advantage Units carrying more than 10% of the votes attached to all of the issued and outstanding Advantage Units.

RISK FACTORS

An investment in Advantage Units is subject to certain risks. Investors should carefully consider the risks described under the heading "INFORMATION
CONCERNING ADVANTAGE ENERGY INCOME FUND - RISK FACTORS" and "INFORMATION CONCERNING KETCH RESOURCES TRUST - RISK FACTORS" in this Information Circular (including those risk factors incorporated by reference in this Information Circular) as well as the risk factors set forth below.

RISKS INHERENT TO THE ARRANGEMENT AND PRO FORMA ADVANTAGE

POSSIBLE FAILURE TO REALIZE ANTICIPATED BENEFITS OF THE ARRANGEMENT

Advantage and Ketch are proposing to complete the Arrangement to strengthen the position of Advantage in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Advantage's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Advantage's operating subsidiaries. The integration of acquired businesses requires the dedication of substantial management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Advantage's ability to achieve the anticipated benefits of the Arrangement.

FAILURE TO OBTAIN NECESSARY APPROVALS FOR COMPLETION OF THE ARRANGEMENT

Completion of the Arrangement is subject to the approval of the Court and receipt of all necessary regulatory and Unitholder approvals. The failure to obtain any such approvals will prevent Advantage and Ketch from completing the Arrangement and may have a material adverse affect on the business and affairs of Advantage or Ketch or the trading price of Advantage Units or Ketch Units.

INCOME TAX

There is no assurance that Canadian federal income tax laws, such as the current treatment of mutual fund trusts, will not be changed in a manner that affects Advantage Unitholders in a material adverse way. If Advantage ceases to qualify as a "mutual fund trust" under the Tax Act, the Advantage Units would cease to be qualified investments for registered retired savings plans, registered education savings plans, deferred profit sharing plans and registered retired income funds. Advantage could also become subject to tax under Part XIII.2 of the Tax Act, which may have adverse consequences for certain Advantage Unitholders. Furthermore, as the Advantage Units would then constitute "taxable Canadian property" for purposes of the Tax Act, non-resident Advantage Unitholders would be subject to tax under the Tax Act (in the absence of relief under an applicable tax treaty or convention) on any capital gains realized on the disposition (or deemed disposition) of such Advantage Units.

It is possible that the Canadian taxation authorities could choose to change the Canadian federal income tax laws applicable to income trusts and that any such changes could negatively affect, in a material way, the amount of cash available for distribution to Advantage Unitholders, the tax treatment of the Advantage Units and distributions made thereon, and the market value of the Advantage Units.

Advantage intends to distribute all of its taxable income to the Advantage Unitholders in each taxation year. See "THE ARRANGEMENT - CANADIAN FEDERAL INCOME TAX CONSIDERATIONS". To the extent cash distributions from and other deductions within Advantage are insufficient to reduce its taxable income to nil, Advantage intends to distribute such remaining income in the form of additional Advantage Units to the Advantage Unitholders. This would result in an income inclusion to the Advantage Unitholders in excess of cash actually received. Moreover, the portion of cash distributions paid to Advantage Unitholders that is taxable may change from time to time.

PRESERVATION OF STATUS AS A MUTUAL FUND TRUST

It is intended that Advantage will maintain its status as a "mutual fund trust" under the Tax Act in reliance on the exception in paragraph 132(7)(a) of the Tax Act (the "ROYALTY TRUST EXEMPTION"). The Royalty Trust Exemption provides that a mutual fund trust will not be subject to the requirement that it not be maintained primarily for the benefit of Non-Residents if all or substantially all of the property of the trust, from the day of its creation, consists of property other than property which is "taxable Canadian property" for the purposes of the Tax Act. If Advantage at any time fails to qualify for the Royalty Trust Exemption and does not otherwise qualify as a mutual fund trust for the purposes of the Tax Act, the consequences described above under "INCOME Tax" may affect Advantage Unitholders in a material adverse way.

RISKS INHERENT TO ADVANTAGE'S BUSINESS AND ADVANTAGE UNITS

RESERVE ESTIMATES

The value of the Advantage Units will depend upon, among other things, the reserves attributable to Advantage's properties. Estimating reserves is inherently uncertain. Ultimately, actual production, revenues and expenditures for Advantage's properties will vary from estimates and those variations could be material. The reserve and cash flow information contained in the Advantage Report and the Ketch Report represent estimates only. Reserves and estimated future net cash flow from these properties have been independently evaluated at the dates indicated in the Advantage Report and the Ketch Report. These firms consider a number of factors and make assumptions when estimating reserves. These factors and assumptions include:

o historical production in the area compared with production rates from similar producing areas;
o    the assumed effect of governmental regulation;
o assumptions about future commodity prices, production and development costs, severance and excise taxes, and capital expenditures;
o    initial production rates;
o    production decline rates;
o    unanticipated changes in reservoir pressure;
o    ultimate recovery of reserves;
o    timing and amount of capital expenditures;
o    marketability of production;
o    future prices of oil and natural gas;
o    operating costs and royalties; and
o other government levies that may be imposed over the producing life of reserves.

These factors and assumptions were based upon prices at the date the contained in the Advantage Report and the Ketch Report were prepared. If these factors and assumptions prove to be inaccurate, actual results may vary materially from the reserve estimates. Many of these factors are subject to change and are beyond Advantage's control. For example, the Advantage Report and the Ketch Report are based in part upon the assumed success of exploitation activities intended to be undertaken in future years. Actual reserves and estimated cash flows will be less than those contained in the Advantage Report and the Ketch Report to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations. Furthermore, cash flows may differ from those contained in the Advantage Report and the Ketch Report depending upon whether capital expenditures and operating costs differ from those estimated in the evaluations.

VOLATILITY OF OIL AND NATURAL GAS PRICES

AmalgamationCo's results of operations and financial condition and the monthly cash distributions Advantage pays to Advantage Unitholders will be highly dependent upon the prices received for AmalgamationCo's oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors which will be beyond the control of Advantage and AmalgamationCo. These factors include, among others:

o global energy policy, including the ability of OPEC to set and maintain production levels and prices for oil;
o    political  conditions   throughout  the  world,   including  the  risk  of
     hostilities in the Middle East and global terrorism;
o    worldwide economic conditions;
o    weather conditions;
o    the supply and price of foreign oil and natural gas;
o    the level of consumer demand;
o    the price and availability of alternative fuels;
o    the proximity to, and capacity of, transportation facilities;
o    the effect of worldwide energy conservation measures; and
o government regulations.

Any decline in oil and natural gas prices could have an adverse effect on Advantage's financial condition and therefore on the distributable income available to Advantage Unitholders as well as on the future value of Advantage's reserves as determined by its independent evaluators.

Advantage may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges. If Advantage hedges its commodity price exposure, it will forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity hedging activities could expose Advantage to losses. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.

The price of oil and natural gas will fluctuate and price and demand are factors beyond Advantage's control. Such fluctuations will have a positive or negative effect upon the revenue to be received by Advantage. Such fluctuations will also have an effect upon the acquisition costs of any future oil and natural gas properties that Advantage may acquire. As well, cash distributions from Advantage will be highly sensitive to the prevailing price of crude oil and natural gas.

FOREIGN CURRENCY EXCHANGE RATES AND INTEREST RATES

World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the $Cdn/$US exchange rate that may fluctuate over time. The impact is reduced to the extent that Advantage has engaged in, or in the future will engage in risk management activities related to commodity prices and foreign exchange rates. Advantage will be subject to unfavourable price changes and credit risks associated with the counterparties with which it contracts. Advantage and Ketch have not entered into any foreign exchange contracts at this time.

Variations in interest rates could result in a significant increase in the amount Advantage pays to service debt which may result in a decrease in distributions to Advantage Unitholders, as well as impact the market price of the Advantage Units on the TSX and the NYSE.

OPERATIONAL MATTERS

AmalgamationCo's operations will be subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of AmalgamationCo and others. AmalgamationCo will have both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, AmalgamationCo will have liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable. Costs incurred to repair any of such damage or pay any of such liabilities will reduce income that is distributed to Advantage Unitholders.

Continuing production from a property and to some extent, the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although Advantage intends to operate the majority of its properties, there is no guarantee that it will remain operator of such properties following completion of the Arrangement or that Advantage will operate other properties it may acquire in the future.

MARKETING

The marketability and price of oil and natural gas that may be acquired or discovered by Advantage will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas.

Because of these factors, Advantage may be unable to market all of the oil and natural gas it produces or to obtain favourable prices for the oil and natural gas it produces.

EXPLOITATION AND DEVELOPMENT

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focusing exploitation efforts in areas in which Advantage has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography, reservoir simulation studies and horizontal drilling have been and will be used by Advantage to improve its ability to find, develop and produce oil and natural gas.

OPERATING COSTS AND PRODUCTION DECLINES

Higher operating costs for the underlying properties of Advantage will directly decrease the amount of cash flow received by Advantage and, therefore, may reduce distributions to Advantage Unitholders. Electricity, chemicals, supplies, reclamation and abandonment and labour costs are a few of Advantage's operating costs that are susceptible to material fluctuation.

The level of production from Advantage's properties, including those acquired from Ketch pursuant to the Arrangement, may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond
Advantage's control. A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce the amount available for distributions to Advantage Unitholders.

EXPANSION OF OPERATIONS

The operations and expertise of both Advantage's and Ketch's management and staff are currently focused on conventional oil and gas production and development in the Western Canadian Sedimentary Basin. In the future, Advantage may acquire oil and gas properties outside this geographic area. In addition, the Advantage Trust Indenture does not limit Advantage's activities to oil and gas production and development, and it could acquire other energy related assets, such as oil and natural gas processing plants or pipelines, or an interest in an oil sands project. Expansion of Advantage's activities into new areas may present new additional risks or alternatively, may significantly increase the exposure to one or more of the present risk factors which may result in its future operational and financial conditions being adversely affected.

DEBT SERVICE

After giving effect to the Arrangement, Advantage's aggregate indebtedness for borrowed money will be approximately $440 million. Advantage anticipates negotiating a new credit facility with lenders following completion of the Arrangement reflecting the addition of the Ketch Assets. It is expected that such facility will be senior debt. In addition to being subordinate to the interests of such lenders, the interests of Advantage's operating subsidiaries in their respective assets will be subordinate to the interests of such lenders and other creditors and, accordingly, in the event of insolvency or restructuring proceedings relating to Advantage's subsidiaries, holders of senior indebtedness, other security holders and creditors with claims which rank in priority to those of Advantage's operating subsidiaries will receive payment in full prior to any payment to Advantage or Advantage Unitholders.

Advantage and its operating subsidiaries are expected to be required to meet certain ongoing financial and other covenants under the new credit facilities. The covenants are expected to be in the form of customary restrictions on their respective operations and activities, including restrictions on the incurring of indebtedness, the granting of security, the issuance of incremental debt, and the sale of assets.

PRIOR RANKING INDEBTEDNESS; ABSENCE OF COVENANT PROTECTION

The Advantage Debentures and the Ketch 6.50% Debentures will be subordinate to all senior indebtedness of Advantage and to any indebtedness of its creditors. The payment of principal and interest on the Advantage Debentures and the Ketch 6.50% Debentures will be subordinated to Advantage's senior indebtedness and to indebtedness of its trade creditors. The Advantage Debentures and the Ketch 6.50% Debentures will also be effectively subordinate to claims of creditors of Advantage's subsidiaries except to the extent it is a creditor of such subsidiaries ranking at least PARI PASSU with such other creditors.

The  indentures   governing  the  Advantage  Debentures  and  the  Ketch  6.50%
Debentures will not limit the ability of Advantage to incur additional liabilities (including senior indebtedness) or to make distributions, except, in respect of distributions, where an "event of default" (as defined in the applicable indenture governing the Advantage Debentures and the Ketch 6.50% Debentures) has occurred or would occur and such default has not been cured or waived. The indentures governing the Advantage Debentures and the Ketch 6.50% Debentures do not contain any provision specifically intended to protect holders of such debentures in the event of a future leveraged transaction involving Advantage. However, the indentures, among other things, restrict Advantage's level of indebtedness, provide operating investment guidelines, mandates the making of distributions and specify the nature of its business.

CAPITAL INVESTMENT

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of Advantage's properties, and by the operator to Advantage, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Advantage's properties or the establishment by the operator of reserves for such expenses. Any of these delays could adversely affect distributions to Advantage Unitholders.

To the extent that AmalgamationCo uses cash flow to finance acquisitions, development costs and other significant expenditures, the net cash flow of Advantage will be reduced. Hence, the timing and amount of capital expenditures may affect the amount of net cash flow available to Advantage and, as a consequence, the amount of cash available to distribute to Advantage Unitholders. Therefore, distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

The Advantage Board of Directors has the discretion to determine the extent to which cash flow will be allocated to the payment of debt service charges as well as the repayment of outstanding debt. As a consequence, the amount of funds retained by Advantage or AmalgamationCo to pay debt services charges or reduce debt will reduce the amount of cash distributed to Advantage Unitholders during those periods in which funds are so retained.

DEPLETION OF RESERVES (SUSTAINABILITY)

Advantage has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of distributable income in respect of its oil and gas properties, absent commodity price increases or cost effective acquisition and development activities will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Advantage will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Advantage's initial production levels and reserves will decline.

Advantage's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent upon Advantage's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Advantage's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Advantage Units, become limited or unavailable, Advantage's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Advantage is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

There can be no assurance that Advantage will be successful in developing or acquiring additional reserves on terms that meet its investment objectives.

Advantage Units will have no value when reserves from Advantage's properties can no longer be economically produced and, as a result, subscribers for Advantage Units will need to obtain a return of capital invested during the period when reserves can be economically recovered.

ADDITIONAL FINANCING

In the normal course of making capital investments to maintain and expand its oil and gas reserves, additional Advantage Units may be issued from treasury which may result in a decline in production per Advantage Unit and reserves per Advantage Unit. Additionally, from time to time Advantage may issue Advantage Units from treasury in order to reduce debt and maintain a more optimal capital structure. To the extent that external sources of capital, including the issuance of additional Advantage Units, become limited or unavailable, Advantage's ability to make the necessary capital investments to maintain or expand its oil and gas reserves will be impaired. To the extent Advantage or AmalgamationCo is required to use cash flow to finance capital expenditures or property acquisitions, the level of Advantage's cash available for distribution will be reduced.

RETURN OF CAPITAL

Advantage Units will have no value when reserves from its oil and natural gas properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments. Distributions represent a blend of a return of an Advantage Unitholders' initial investment and a return on Advantage Unitholders' initial investment.

Advantage Unitholders have a limited right to require Advantage to repurchase their Advantage Units, which is referred to as a redemption right. See "INFORMATION RELATING TO THE ADVANTAGE - REDEMPTION RIGHT" at page 31 of the Advantage AIF. It is anticipated that the redemption right will not be the primary mechanism for Advantage Unitholders to liquidate their investment. The right to receive cash in connection with a redemption is subject to limitations. Any securities which may be distributed IN SPECIE to Advantage Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

DILUTION

The Advantage Trust Indenture provides that Advantage Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Advantage Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Advantage Board may determine. Pursuant to the Arrangement, Ketch Unitholders will receive for each Ketch Unit, 0.565 of an Advantage Unit. In addition, holders of AIM Shares will receive an aggregate of 1,933,216 Advantage Units pursuant to the Advantage Management Internalization. In addition, Advantage may issue additional Advantage Units from time to time pursuant to the Advantage RU Plan or other share compensation plans. The issuance of these Advantage Units could result in dilution to holders of Advantage Units.

NET ASSET VALUE

Advantage's net asset value will vary dependent upon a number of factors beyond the control of Advantage management, including oil and natural gas prices. The trading prices of the Advantage Units is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than or less than the net asset value of Advantage's assets.

ENVIRONMENTAL CONCERNS

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of AmalgamationCo or its oil and gas properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on AmalgamationCo. Although AOG has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based upon its current knowledge, there can be no assurance that Advantage will be able to satisfy its actual future environmental and reclamation obligations.

Although AmalgamationCo will maintain insurance coverage considered to be customary in the industry, it will not be fully insured against certain environmental risks, either because such insurance is not available, or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time (compared to sudden and catastrophic damages) is not available. Accordingly, AmalgamationCo's properties may be subject to liability due to hazards which cannot be insured against, or will not have been insured against due to prohibitive premium costs or for other reasons. In such an event, these environmental obligations will be funded out of AmalgamationCo's cash flow and could therefore reduce distributable income payable to Advantage Unitholders.

Additionally, the potential impact on Advantage's operations and business of the December 1997 Kyoto Protocol, which has now been ratified by Canada, with respect to instituting reductions of greenhouse gases is difficult to quantify at this time as specific measures for meeting Canada's commitments have not been developed.

RELIANCE ON ADVANTAGE MANAGEMENT

Advantage Unitholders will be dependent on the management of AmalgamationCo, as constituted following the Arrangement, in respect of the administration and management of all matters relating to Advantage and its properties and operations. Investors who are not willing to rely on the management of AmalgamationCo should not invest in Advantage Units.

IMPACT OF FUTURE CAPITAL EXPENDITURES

The reserve value of Advantage's properties, including the properties of Ketch to be acquired pursuant to the Arrangement, as estimated by independent reserve engineering evaluators, is based in part on cash flows to be generated in future years as a result of future capital expenditures. The reserve value of Advantage's properties, including the properties of Ketch to be acquired pursuant to the Arrangement, as estimated by independent reserve engineering evaluators will be reduced to the extent that such capital expenditures on such properties do not achieve the level of success assumed in such engineering reports.

COMPETITION

There is strong competition relating to all aspects of the oil and natural gas industry. Advantage will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than Advantage. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

FAILURE TO MAINTAIN LISTING OF THE ADVANTAGE UNITS ON THE TSX AND THE NYSE

The Advantage Units are currently listed and posted for trading on the facilities of the TSX and the NYSE and application has been made to the TSX to list on the TSX the additional Advantage Units issuable pursuant to the Arrangement. The failure of Advantage to meet the applicable listing or other requirements of the TSX in the future may result in the Advantage Units ceasing to be listed and posted for trading on the TSX which would have a material adverse affect on the value of Advantage Units. Advantage is required to make a supplemental application to continue its listing on the NYSE following the Arrangement. There can be no assurance that Advantage Units will continue to be listed and posted for trading on the TSX or the NYSE for the life of the Advantage Units.

POTENTIAL CONFLICTS OF INTEREST

The directors and officers of AmalgamationCo will be engaged in and will continue to be engaged in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of AmalgamationCo may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

NATURE OF ADVANTAGE UNITS

The Advantage Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in AmalgamationCo. The Advantage Units represent a fractional interest in the Advantage Trust Fund (as defined in the Advantage Trust Indenture). As holders of Advantage Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. Advantage's primary assets will be the Advantage Notes, the Ketch Notes, the common shares of AmalgamationCo, the Advantage Royalty, the Ketch NPI and other investments in securities. The price per Advantage Unit will be a function of anticipated distributable income, the oil and has properties of AmalgamationCo, and AmalgamationCo's ability to effect long-term growth in Advantage's value. The market price of the Advantage Units will be sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and our ability to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Advantage Units.

The Advantage Units are also unlike conventional debt instruments in that there is no principal amount owing to Advantage Unitholders. The Advantage Units will have minimal value when reserves from Advantage's properties can no longer be economically produced or marketed. Advantage Unitholders will only be able to obtain a return of the capital they invested during the period when reserves may be economically recovered and sold. Accordingly, the distributions received over the life of the investment may not be equal to or greater than the initial capital investment.

THE ADVANTAGE UNITS ARE NOT "DEPOSITS" WITHIN THE MEANING OF THE CANADA DEPOSIT INSURANCE CORPORATION ACT (CANADA) AND ARE NOT INSURED UNDER THE PROVISIONS OF THAT ACT OR ANY OTHER LEGISLATION. FURTHERMORE, ADVANTAGE IS NOT A TRUST COMPANY AND, ACCORDINGLY, IS NOT REGISTERED UNDER ANY TRUST AND LOAN COMPANY LEGISLATION AS IT DOES NOT CARRY ON OR INTEND TO CARRY ON THE BUSINESS OF A TRUST COMPANY.

UNITHOLDER LIMITED LIABILITY

The Advantage Trust Indenture provides that no Advantage Unitholder will be subject to any liability in connection with Advantage or its affairs or obligations and, in the event that a court determines that Advantage

Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, such Advantage Unitholder's share of Advantage's assets.

The Advantage Trust Indenture provides that all written instruments signed by or on behalf of Advantage must contain a provision to the effect that such obligation will not be binding upon Advantage Unitholders personally. Notwithstanding the provisions of the Advantage Trust Indenture and the fact that Alberta (Advantage's governing jurisdiction) has adopted legislation purporting to limit trust unitholder liability, because of uncertainties in the law relating to investment trusts, there is a risk that an Advantage Unitholder could be held personally liable for obligations of Advantage in respect of contracts or undertakings which the Advantage enters into and for certain liabilities arising otherwise than out of contracts including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

RISKS PARTICULAR TO UNITED STATES AND OTHER NON-RESIDENT UNITHOLDERS

In addition to the risk factors set forth above, the following risk factors are particular to Unitholders who are Non-Residents.

UNITED STATES AND OTHER NON-RESIDENT UNITHOLDERS MAY BE SUBJECT TO ADDITIONAL TAXATION.

Canadian  federal  income  tax  laws  may  be  amended  to  impose   additional
withholding or other taxes on the cash distributions or other property paid by Advantage to Advantage Unitholders who are not residents of Canada.

THE EXCHANGE OF KETCH UNITS FOR ADVANTAGE UNITS PURSUANT TO THE PLAN OF ARRANGEMENT MAY BE A TAXABLE TRANSACTION FOR U.S. UNITHOLDERS.

There is significant uncertainty whether the Ketch Exchange qualifies as a tax-deferred reorganization for U.S. federal income tax purposes. If the Ketch Exchange does not so qualify, a Ketch Unitholder that is a U.S. Holder would recognize gain or loss on the exchange for U.S. federal income tax purposes in an amount equal to the difference between the fair market value of the Advantage Units received and its adjusted tax basis in the Ketch Units surrendered.

THE ABILITY OF UNITED STATES AND OTHER NON-RESIDENT UNITHOLDERS INVESTORS TO ENFORCE CIVIL REMEDIES MAY BE LIMITED.

Advantage is a trust organized under the laws of Alberta, Canada, and its principal place of business is in Canada. All of the proposed directors and officers of AmalgamationCo are residents of Canada and most of the experts who provide services to Advantage (such as its auditors and some of its independent reserve engineers) are residents of Canada, and all or a substantial portion of their assets and our assets are located within Canada. As a result, it may be difficult for investors in the United States or other non-Canadian jurisdictions (a "FOREIGN JURISDICTION") to effect service of process within such Foreign Jurisdiction upon such directors, officers and representatives of experts who are not residents of the Foreign Jurisdiction or to enforce against them judgments of courts of the applicable Foreign Jurisdiction based upon civil liability under the securities laws of such Foreign Jurisdiction, including United States federal securities laws or the securities laws of any state within the United States. In particular, there is doubt as to the enforceability in Canada against us or any of our directors, officers or representatives of experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely upon the United States federal securities laws or the securities laws of any state within the United States.

              INFORMATION CONCERNING ADVANTAGE ENERGY INCOME FUND

GENERAL

Advantage is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to the Advantage Trust Indenture. The head and principal office of Advantage is located at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. Advantage was formed on April 17, 2001. All oil and natural gas operations are conducted through AOG and Advantage is managed solely by AOG pursuant to the Advantage Trust Indenture and the Advantage Administration Agreement.

Advantage was created under the laws of the Province of Alberta pursuant to the Advantage Trust Indenture. It is, for Canadian tax purposes, an open-ended mutual fund trust and is categorized as a "natural resource issuer" for the purposes of Canadian securities laws. Advantage is administered by the Advantage Trustee. The beneficiaries of Advantage are the Advantage Unitholders.

AOG is a wholly-owned oil and natural gas exploitation and development company. It was originally incorporated in 1979 as Westrex Energy Corp. ("WESTREX"). Through a plan of arrangement under the ABCA, Westrex merged with Search Energy Inc. on December 31, 1996, and changed its name to Search Energy Corp. ("SEARCH") on January 2, 1997.

Effective May 24, 2001, all of the issued and outstanding common shares of Search were acquired by 925212 Alberta Ltd. ("ACQUISITIONCO"), a company wholly-owned by Advantage. Search and AcquisitionCo amalgamated and continued as "Search Energy Corp.". On July 26, 2001, Search acquired all of the issued and outstanding shares of Due West Resources Inc. ("DUE WEST"). Effective August 1, 2001, Search and Due West amalgamated and continued as "Search Energy Corp.". Effective January 1, 2002, Search acquired a number of natural gas properties located primarily in southern Alberta formerly administered by Gascan Resources Ltd. On June 26, 2002, Search changed its name to Advantage Oil & Gas Ltd. On November 18, 2002, AOG acquired all of the issued and outstanding shares of Best Pacific Resources Ltd. ("BEST PACIFIC"), after which Best Pacific assigned all of its assets to AOG and dissolved. On December 2, 2003, AOG acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. ("MARKWEST"). MarkWest amalgamated with AOG effective January 1, 2004. On September 15, 2004, Advantage indirectly acquired certain petroleum and natural gas properties and related assets from Anadarko Canada Corporation ("ANADARKO") for approximately $186,000,000 before closing adjustments. On December 21, 2004, Advantage indirectly acquired Defiant Energy Corporation ("DEFIANT") by way of a plan of arrangement under the ABCA involving a combination of cash consideration, Advantage Units and Exchangeable Shares 1. Effective January 1, 2005, Defiant amalgamated with AOG. Effective February 1, 2006, Advantage ExchangeCo Ltd. amalgamated with AOG.

In accordance with the Advantage Management Agreement, AIM agreed to act as manager of Advantage and of AOG. AIM is a Canadian-owned energy advisory management corporation, incorporated on March 19, 2001 pursuant to the provisions of the ABCA.

Advantage's head office, the head office of AIM and of AOG and the registered office of AOG is located at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. The registered office of AIM is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

ORGANIZATION STRUCTURE OF ADVANTAGE

The following diagram sets forth the organizational structure of Advantage as at the date hereof.

                   [GRAPHIC OMITTED -- ORGANIZATIONAL CHART]

                      ___________________________________

                            ADVANTAGE UNITHOLDERS
                         AND FORMER KETCH UNITHOLDERS
                      ___________________________________
                             ^  ^              |
                  Cash       |  |              |   Advantage Units
              Distribution   |  |              |      (100%)
                   (2)       |  | Income from  |
                             |  |  Permitted   |
                             |  | Investments  |
                             |  |     ^        |
                             |  |    / \       |
                             |  |   /   \      |
                             |  |  /     \     |
                             |  | /       \    |
                             |  |/ADVANTAGE\   |
                             |  /  ENERGY   \  |
                             | / INCOME FUND \ v
                              /   (Alberta)   \
                             /                 \
           ----------------------------------------------------
           |                ^                    |            |
           |                |  Interest and      |            |
           v                | principal paymants,| royalty,   |
           ^                | royalty payments   | notes,     |
          / \               | and dividends      | 100%       |
         /   \              | on common shares   | shares     |
        /     \             |                    v            v
       / KETCH \           ------------------------   ---------------
      /RESOURCES\
     / TRUST (3) \               AMALGAMATIONCO          MFCORP (4)
    /             \
    ---------------        ------------------------   ---------------

Notes:

(1)  The Advantage Unitholders own 100% of Advantage.
(2) Cash distributions are made to Advantage Unitholders monthly based upon Advantage's cash flow.

In accordance with the terms of the Advantage Trust Indenture and the Advantage Shareholder Agreement, holders of Advantage Units are entitled to direct Advantage as to how to vote in respect of all matters to be placed before Advantage, including the selection of directors of AOG, approving AOG's financial statements, and appointing the auditors of AOG, who shall be the same as the auditors of Advantage. The Advantage Shareholder Agreement provides that the Advantage Unitholders are entitled to elect a majority of the Advantage Board of Directors and AIM has the right to designate two of such directors.


SUMMARY DESCRIPTION OF THE BUSINESS AND SIGNIFICANT ENTITIES OF ADVANTAGE

ADVANTAGE ENERGY INCOME FUND

Advantage is a limited purpose trust and is restricted to:

1. investing in the Initial Permitted Securities, the Permitted Investments, Subsequent Investments (all as defined in the Advantage Trust Indenture) and such other securities and investments as AOG may determine, provided that under no circumstances shall the Advantage Trustee, AOG or AIM purchase or authorize the purchase of any security, asset or investment (collectively a "PROHIBITED INVESTMENT") on Advantage's behalf or using any of its assets or property which are defined as "foreign property" under Section 206(1) of the Tax Act or are a "small business security" as that expression is used in Part LI of the Regulations to the Tax Act or would result in Advantage not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act at the time such investment was made;

2.       disposing  of any part of the Trust Fund (as defined in the  Advantage
         Trust  Indenture),   including,   without  limitation,  any  Permitted
         Investments;

3. acquiring the Advantage Royalty and other royalties in respect of Resource Properties (as defined in the Advantage Trust Indenture);

4. temporarily holding cash, and Permitted Investments (including investments in AOG) for the purposes of paying Advantage's expenses and Advantage's liabilities, paying amounts payable by Advantage in connection with the redemption of any Advantage Units, and making distributions to Advantage Unitholders;

5. acquiring or investing in securities of AOG or any other subsidiary of Advantage to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas related assets, including, without limitation, facilities of any kind and whether effected through the acquisition of assets or the acquisition of shares or other form of ownership interest in any entity, the substantial majority of the assets of which are comprised of like assets;

6. undertaking such other business and activities including investing in securities as shall be approved by AOG from time to time provided that Advantage shall not undertake any business or activity which is a Prohibited Investment (as defined in the Advantage Trust Indenture);

and to pay the costs, fees and expenses associated therewith or incidental thereto.

In accordance with the terms of the Advantage Trust Indenture, Advantage will make cash distributions to Advantage Unitholders of the interest income earned from the Advantage Notes and principal repayments, royalty income earned on the Advantage Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, AOG Common Shares and AOG Preferred Shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Advantage Units, and other expenditures.

ADVANTAGE OIL & GAS LTD.

AOG  is  actively   engaged  in  the  business  of  oil  and  gas  exploration, development, acquisition and production in the provinces of Alberta, British Columbia and Saskatchewan.

Advantage employs a strategy to maintain production from AOG's existing production base while focusing capital expenditures on low-risk development opportunities. As a practice, AOG may manage the risk associated with changes in commodity prices by entering into oil or natural gas hedges related only to specific acquisition or project economics. See "RISK FACTORS". AOG generally sells or farms out higher risk projects while actively pursuing growth opportunities through oil and gas property acquisitions, as well as through corporate acquisitions. AOG targets acquisitions that are accretive to net asset value and that increase Advantage's reserve and production base per Advantage Unit outstanding. Acquisitions must also meet reserve life index criteria and exhibit low risk opportunities to increase reserves and production. It is currently intended that AOG will finance acquisitions and investments through bank financing, the issuance of additional Advantage Units from treasury and the issuance of subordinated convertible debentures, maintaining prudent leverage.

ADVANTAGE INVESTMENT MANAGEMENT LTD.

Pursuant to the Advantage Management Agreement, AIM has agreed to act as manager of Advantage and AOG. The Advantage Board of Directors has retained AIM to provide comprehensive management services and has delegated certain authority to AIM to assist in the administration and regulation of the day-to-day operations of Advantage and AOG and assist in executive decisions which conform to the general policies and general principles previously established by the Advantage Board of Directors. AIM is entitled to designate two directors to serve on the Advantage Board of Directors. AIM also provides executive officers to AOG, subject to the approval of the Advantage Board of Directors. The Advantage Management Agreement will be terminated pursuant to the Advantage Management Internalization forming part of the Arrangement. See "THE ARRANGEMENT - EFFECT OF THE ARRANGEMENT - GENERAL" and "THE ARRANGEMENT - DETAILS OF THE ARRANGEMENT - ARRANGEMENT STEPS".

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of AOG at Suite 3100, 150 - 6th Avenue S.W., Calgary,

Alberta, T2P 3Y7 (telephone: (403) 261-8810). In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at WWW.SEDAR.COM.

The following documents of Advantage filed with the various securities commissions or similar authorities in the jurisdictions where Advantage is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

1.       the Advantage AIF;

2. the audited comparative consolidated financial statements and notes thereto of Advantage for the years ended December 31, 2005 and 2004, together with the report of the auditors' thereon;

3. management's discussion and analysis of financial condition and operating results of Advantage for the year ended December 31, 2005;

4.       the Information Circular - Proxy Statement of Advantage dated March 7,
         2006  relating  to  the  annual  and  special   meeting  of  Advantage
         Unitholders held on April 26, 2006; and

5. the material change report dated May 5, 2006 with respect to the Arrangement.

Any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Advantage with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS INFORMATION CIRCULAR TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS INFORMATION CIRCULAR.

EXTERNAL DEBT

ADVANTAGE CREDIT FACILITIES

AOG has credit facilities (collectively, the "ADVANTAGE CREDIT FACILITIES") with a syndicate of lenders that provides for a $345 million revolving term production facility, and separately one of such lenders (the "OPERATING LENDER") provides AOG with a $10 million revolving operating facility, to the extent the lender determined borrowing base is at least equal to $355 million. The Advantage Credit Facilities bear interest at the prime rate or U.S. base rate of the administrative agent for the lenders, LIBOR rates or bankers' acceptances, in each case plus an applicable margin, based on the debt to cash flow ratio of Advantage on a consolidated basis and excluding existing Advantage Debentures from such debt. The Advantage Credit Facilities are subject to a semi-annual review where the lenders may redetermine the borrowing base. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the Syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. AOG has recently made the request for an extension to May 26, 2007, and has received confirmation from the lenders of such extension. As at May 5, 2006, a total of approximately $285 million was outstanding under the Advantage Credit Facilities.

Under the Advantage Credit Facilities, the amount of the permitted borrowing base was initially established by, and is periodically redetermined by, the lenders thereunder. The borrowing base is set at the sole discretion of the lenders under the credit facilities. As of May 12, 2006, Advantage's borrowing base under such facilities was $355 million. ADVANTAGE ANTICIPATES NEGOTIATING NEW CREDIT FACILITIES WITH ITS LENDERS OR OTHER LENDERS FOLLOWING COMPLETION OF THE ARRANGEMENT, REFLECTING THE ADDITION OF THE KETCH ASSETS. See also "PRO FORMA INFORMATION OF ADVANTAGE AFTER GIVING EFFECT TO THE ARRANGEMENT - PRO FORMA CONSOLIDATED CAPITALIZATION".

The Advantage Credit Facilities have customary covenants including, but not limited to, covenants with respect to:

o        creating additional liens or security interests;

o        transferring or selling of assets;

o        entering into mergers and amalgamations;

o        incurring additional debt;

o        providing additional guarantees; and

o        entering into swaps and derivatives contracts.

Amounts outstanding under the Advantage Credit Facilities are guaranteed by Advantage and its subsidiaries and secured by a first charge in favour of the lenders over substantially all of the assets of the subsidiaries of Advantage. If the subsidiaries become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, the lenders may foreclose on or sell the properties.

The payment of principal of, and interest on, the Advantage Debentures is subordinated in right of payment to the prior payment in full of all senior indebtedness and indebtedness to the trade creditors of Advantage. Upon the occurrence of a change of control of Advantage involving the acquisition of voting control over 66 2/3% or more of the Advantage Units, Advantage will be required to make an offer to purchase all of the outstanding Advantage Debentures at price equal to 101% of their principal amount.

In the event of a bankruptcy, insolvency, liquidation or reorganization of Advantage or any of the other subsidiaries of Advantage, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of Advantage and the subsidiaries of Advantage before any assets are made available for distribution to Advantage. The Advantage Units therefore effectively rank junior to the Advantage Credit Facilities and most other liabilities (including trade payables) of Advantage and the subsidiaries of Advantage. Other than pursuant to the Advantage Credit Facilities, neither Advantage nor any of the subsidiaries of Advantage is limited in their ability to incur secured or unsecured indebtedness.

In addition, Advantage and its subsidiaries have entered into a subordination agreement in favour of the lenders under the Advantage Credit Facilities whereby the subsidiaries are restricted from making any distributions (including to Advantage) after the administrative agent or the Operating Lender provides a notice that (i) an event of default or demand for repayment under any of the Advantage Credit Facilities has occurred and is continuing or (ii) outstanding loans under the Advantage Credit Facilities exceed the borrowing base set by the lenders thereunder until such time as such outstanding loans are reduced below such borrowing base, provided that one previously publicly announced distribution may be made to holders of Advantage Units.

VARIATIONS IN INTEREST RATES AND SCHEDULED PRINCIPAL REPAYMENTS COULD RESULT IN SIGNIFICANT CHANGES IN THE AMOUNT REQUIRED TO BE APPLIED TO DEBT SERVICE BEFORE PAYMENT OF ANY AMOUNTS BY ADVANTAGE'S SUBSIDIARIES TO ADVANTAGE. ALTHOUGH ADVANTAGE BELIEVES THE ADVANTAGE CREDIT FACILITIES WILL BE SUFFICIENT FOR ITS IMMEDIATE REQUIREMENTS, THERE CAN BE NO ASSURANCE THAT THE AMOUNT WILL BE ADEQUATE FOR THE FINANCIAL OBLIGATIONS OF ADVANTAGE OR THAT ADDITIONAL FUNDS

CAN BE OBTAINED OR THAT UPON EXPIRATION OR COMPLETION OF THE ARRANGEMENT, THE ADVANTAGE CREDIT FACILITIES CAN BE REFINANCED ON TERMS ACCEPTABLE TO ADVANTAGE AND AMALGAMATIONCO AND TO THE APPLICABLE LENDERS.

ADVANTAGE DEBENTURES

The Advantage Debentures each have substantially similar terms except as to interest rate, maturity date and conversion price. Amounts outstanding pursuant to the Advantage Debentures May 11, 2006 are as follows:

  Issue Date               Interest Rate   Conversion Price    Maturity Date      Amount Outstanding
  ----------               -------------   ----------------    -------------      ------------------
October 18, 2002                10.00%          $13.30       November 1, 2007        $ 1,842,000
July 8, 2003                     9.00%          $17.00       August 1, 2008          $ 5,741,000
December 2, 2003                 8.25%          $16.50       February 1, 2009        $ 5,252,000
September 15, 2004               7.75%          $21.00       December 1, 2011        $ 46,766,000
September 15, 2004               7.50%          $20.25       October 1, 2009         $ 52,268,000

Interest is payable semi-annually on each series of Advantage Debentures. The Advantage 10%, 9%, 8.25% and 7.5% Debentures are redeemable by Advantage, at its option in whole or in part, at a price of $1,050 per $1,000 principal amount of debentures after the date which is two years prior to maturity, and at $1,025 per $1,000 principal amount of debentures after the date which is one year prior to maturity. The Advantage 7.75% Debentures are redeemable by Advantage at its option in whole or in part, at a price of $1,050 per $1,000 principal amount of debentures after the date which is four years prior to maturity, at $1,025 per $1,000 principal amount of debentures after the date which is three years prior to maturity, and at $1,000 per $1,000 principal amount of debentures after the date which is two years prior to maturity. Any redemption would include accrued and unpaid interest at such time. Upon redemption, Advantage may elect to pay both principal and accrued interest in the form of Advantage Units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date. The Advantage Debentures are convertible into Advantage Units at the option of the holder at any time prior to the close of business on the earlier of the respective maturity date and the Business Day immediately preceding the date specified by Advantage for redemption, at the conversion price noted above for the respective Debenture.


DISTRIBUTION HISTORY

Income currently received by Advantage is from: (i) the interest received on the principal amount of the Advantage Notes; (ii) royalty income from the Advantage Royalty; and (iii) the dividends received from the shares of AOG. The Advantage Trustee makes monthly cash distributions to Advantage Unitholders of the interest income earned from the Advantage Notes, royalty income from the Advantage Royalty and dividends, if any, received on from the shares of AOG, after expenses, if any, and any cash redemptions of from the shares of AOG.

Cash distributions are made monthly to Advantage Unitholders of record on the last day of each month (unless such day is not a Business Day, in which case the date of record shall be the next following Business Day) and are payable on the 15th day of each month or, if such day is not a Business Day, the following Business Day or such other date as determined from time to time by the Advantage Trustee.

Pursuant to the provisions of the Advantage Trust Indenture all income earned by Advantage in a fiscal year, not previously distributed in that fiscal year, must be distributed to Advantage Unitholders of record on December 31. This excess income, if any, will be allocated to Advantage Unitholders of record at December 31 but the right to receive this income, if the amount if not determined and declared payable at December 31, will trade with the Advantage Units until determined and declared payable in accordance with the rules of the TSX. To the extent that an Advantage Unitholder trades Advantage Units in this period they will be allocated such income but will dispose of their right to receive such distribution.

The following table sets forth the per Advantage Unit amount and the distribution payment date of monthly cash distributions paid by Advantage in 2006 and declared payable by Advantage in 2006.

         For the 2006 Period Ended   Distributions per Unit    Payment Date
         -------------------------   ----------------------    ------------

         January 31                           $0.25           February 15, 2006
         February 29                          $0.25           March 15, 2006
         March 31                             $0.25           April 15, 2006
         April 30                             $0.25           May 16, 2006
         May 31                               $0.25           June 15, 2006

Note:
(1) Advantage announced on May 11, 2006 that a distribution of $0.25 per Advantage Unit will be payable on June 15, 2006 to Advantage Unitholders of record on the close of business on May 31, 2006.

For additional information respecting historical distribution payments to Advantage Unitholders, including the factors influencing the amount available for distribution to Advantage Unitholders, see "DESCRIPTION OF THE TRUST - CASH DISTRIBUTIONS" at page 47 of the Advantage AIF.

THE HISTORICAL DISTRIBUTION PAYMENTS DESCRIBED ABOVE AND INCORPORATED BY REFERENCE HEREIN AND THE DISTRIBUTIONS PAID BY ADVANTAGE IN 2006 AND DECLARED PAYABLE FOR MAY 2006 MAY NOT BE REFLECTIVE OF FUTURE DISTRIBUTION PAYMENTS AND FUTURE DISTRIBUTIONS ARE NOT ASSURED. Future distributions and the actual payout ratio will be subject to the discretion of the Advantage Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment.

If the Effective Date occurs on June 23, 2006, as currently scheduled, the first post-Arrangement distribution of Advantage will be paid on July 17, 2006 to Advantage Unitholders (including former Ketch Unitholders) of record on June 30, 2006. Future distributions will be subject to the discretion of the Advantage Board of Directors and may vary depending on, numerous factors. See "PRO FORMA INFORMATION OF ADVANTAGE AFTER GIVING EFFECT TO THE ARRANGEMENT - RISK FACTORS".

PRICE RANGE AND TRADING VOLUME OF ADVANTAGE UNITS

The  Advantage  Units are  listed  for  trading  on the TSX  under  the  symbol
"AVN.UN". The following table sets forth the high and low closing trading prices and the aggregate trading volume of the Advantage Units as reported by the TSX for the periods indicated.

    Period                       High             Low                Volume
---------------                 -----            -----             ---------
TSX TRADING                       ($)              ($)
2006
January                         23.95            21.02             9,642,249
February                        24.35            19.87            10,809,845
March                           23.00            20.81             6,193,383
April                           23.26            21.30             3,993,614
May (to May 11)                 22.10            21.11             1,827,365

NYSE TRADING $US
2006
January                         21.05            18.05            12,984,300
February                        21.30            17.20             9,965,400
March                           19.98            18.08             7,137,600
April                           20.46            18.85             5,068,500
May (to May 10)                 19.88            19.06             1,904,000

On April 24, 2006, the last trading day on which the Advantage Units traded prior to announcement of the Arrangement, the closing price of the Advantage Units on the TSX was $22.86 and on the NYSE was $US 20.20. On May 11, 2006, the closing price of the Advantage Units on the TSX was $21.54 and on the NYSE was $US 19.62.


RISK FACTORS

An investment in the Advantage Units is subject to certain risks. Readers should carefully consider the risk factors described under the heading "RISK FACTORS" in Advantage's Annual Information Form incorporated by reference in this Information Circular as well as the risk factors set forth below and elsewhere in this Information Circular.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Advantage to which Advantage or AOG is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Advantage's auditors are KPMG LLP, Chartered Accountants, Calgary, Alberta.

Computershare Trust Company of Canada at its offices in Calgary, Alberta and Toronto, Ontario acts as the transfer agent and registrar for the Advantage Units and Advantage Debentures.

ADDITIONAL INFORMATION

Additional information relating to Advantage is available on SEDAR at WWW.SEDAR.COM. Financial information concerning Advantage is provided in its financial statements for the year ended December 31, 2005 and the accompanying management's discussion and analysis, both of which can be accessed on SEDAR.

                  INFORMATION CONCERNING KETCH RESOURCES TRUST

GENERAL

Ketch is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Ketch Trust Indenture. The head office of Ketch is located at 300, 440 - 2nd Avenue S.W., Calgary, Alberta. Ketch was formed on December 16, 2004 and commenced operations on January 18, 2005 as a result of the completion of the Ketch Arrangement.

INTERCORPORATE RELATIONSHIPS

The following organizational chart sets forth the material subsidiaries of, and voting securities held by, Ketch (each such subsidiary being created, formed, or organized, as the case may be, and governed by the laws of the Province of Alberta unless otherwise noted).

                   [GRAPHIC OMITTED -- ORGANIZATIONAL CHART]

                                _______________

                                     KETCH
                                  UNITHOLDERS
                                _______________
                                        |
                                        | 100%
                                        | Ketch
                                        | Units
                                        V
                                        ^
                                       / \
                                      /   \
                                     /     \
                                    / KETCH \
                                   /         \
                   --------------> -----------
                  |                         |
                  |  Ketch Notes,           |
                  |  Ketch NPI and          |  100% common shares
                  |  Intercompany Debt      |
                  |                         V
                  |             _______________
                  |
                   -------------      KRL
                                _______________

SUMMARY DESCRIPTION OF THE BUSINESS AND SIGNIFICANT ENTITIES OF KETCH

KETCH RESOURCES TRUST

Ketch is the sole shareholder of all of the common shares of KRL. The head office of the KRL is located at Suite 300, 440 - 32nd Avenue S.W., Calgary, Alberta and its registered office is located at Suite 2500, 450 - 1st Street S.W., Calgary, Alberta.

Ketch was established to, among other things:

    o participate in the Ketch Arrangement, including without limitation, invest in the Ketch NPI;

    o invest in the securities of any other entity, including without limitation, bodies corporate, partnerships or trusts, and borrow funds or otherwise obtain credit for that purpose;

    o invest in loans or other advances to KRL or any affiliate or subsidiary of Ketch or KRL;

    o invest in royalties in respect of KRL's oil and natural gas properties and make any deferred royalty purchase payments which may be required with respect to such royalties; provided however that in no event shall Ketch invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;

    o dispose of any part of the property of Ketch, including, without limitation, any securities of KRL;

    o temporarily invest in cash and investments for the purposes of paying the expenses and the liabilities of Ketch, making other Permitted Investments (as defined in the Ketch Trust Indenture), paying amounts payable by Ketch in connection with the redemption of any Ketch Units, and make distributions to Ketch Unitholders; and

    o pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

KRL has generally been delegated the significant management decisions of Ketch. In particular, pursuant to the Ketch Administration Agreement which will terminate upon the dissolution of Ketch following the completion of the Arrangement, the Ketch Trustee has delegated to KRL responsibility for the administration and management of all general and administrative affairs of Ketch, including matters relating to the following: (i) maintaining records;
(ii)  preparing and filing tax returns and  monitoring the tax status of Ketch;
(iii) advising Ketch with respect to compliance with applicable securities laws; (iv) ensuring compliance with all applicable laws, including in relation to an offering; (v) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (vi) retaining professional advisors; (vii) all matters concerning the terms of, and amendment from time to time of the material contracts of Ketch; (viii) all matters concerning any underwriting or agency agreement providing for the sale of Ketch Units or rights to Ketch Units; (ix) all matters relating to the redemption of Ketch Units; (x) certain matters relating to the specific powers and authorities as set forth in Ketch Trust Indenture; (xi) determining and arranging for distributions; (xii) reporting to Ketch Unitholders; (xiii) providing management services for the efficient and economic exploitation of the assets of Ketch and (xiv) recommending, carrying out and monitoring property acquisitions and dispositions and exploitation and development programs for Ketch.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of KRL, the administrator of Ketch, at Suite 300, 440 - 2nd Avenue S.W., Calgary, Alberta, telephone (403) 781-4600. In addition, copies of the documents incorporated herein by reference in this Information Circular may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at WWW.SEDAR.COM.

The following documents of Ketch, filed with various securities commissions or similar authorities in the jurisdictions in Canada where Ketch is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

1.       the Ketch AIF;

2. the audited consolidated financial statements and notes thereto of Ketch for the years ended December 31, 2005 and 2004, together with the report of the auditors' thereon;

3. management's discussion and analysis of financial condition and operating results of Ketch for the year ended December 31, 2005;

4. the Management Information Circular - Proxy Statement of Ketch dated March 27, 2006 relating to the annual meeting of Ketch Unitholders to be held on May 16, 2006; and

5. the material change report dated April 26, 2006 with respect to the Arrangement.

Any material change reports  (except  confidential  material  change  reports), comparative interim financial statements, comparative annual financial statements and the auditors report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Ketch with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS INFORMATION CIRCULAR TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS INFORMATION CIRCULAR.

EXTERNAL DEBT

KETCH CREDIT FACILITIES

The Ketch Credit Facilities are comprised of credit facilities with a syndicate of chartered banks consisting of a $185 million extendible revolving term credit facility and a $15 million operating credit facility. The Ketch Credit Facilities are available as revolving facilities to May 31, 2006 subject to extension of that date annually with the agreement of KRL's lenders. If not extended by KRL's lenders, the outstanding amount of the Ketch Credit Facilities would be repayable by June 1, 2007 and bear interest at prime rate or bankers' acceptance rates plus an applicable margin, based on the debt to cash flow ratio. The Ketch Credit Facilities are secured by a $500 million demand debenture providing for a floating charge over the petroleum and natural gas properties and all other assets of Ketch and are subject to semi-annual review at which its lenders may redetermine the borrowing base.

Ketch has entered into a subordination agreement dated January 18, 2005 with certain of its lenders. Pursuant to the subordination agreement, any present and future indebtedness of KRL, or any of its subsidiaries, to Ketch, including under the Ketch NPI or Ketch Notes, is made subordinate to the repayment of amounts owing under the Ketch Credit Facilities. Under the Ketch Credit Facilities and the subordination agreement, Ketch is restricted from making distributions when (i) a default or event of default under the Ketch Credit Facilities has occurred and is continuing; and (ii) outstanding loans under the Ketch Credit Facilities exceed the borrowing base set by its lenders thereunder until such time as such outstanding loans are reduced below the borrowing base.

The terms of the Ketch Credit Facilities and the subordination agreement ensure its lenders have priority over Ketch Unitholders with respect to the assets and income of Ketch and its subsidiaries. Amounts due and owing to its lenders under the Ketch Credit Facilities must be paid before any distribution can be made to Ketch Unitholders. This could result in an interruption of distributions. See "RISK FACTORS - DEBT SERVICE" at page 16 of the Ketch AIF.

As at May 10, 2006, a total of $169.6 million was outstanding under the Ketch Credit Facilities, including cash balances to be applied.

Advantage anticipates negotiating a new credit facility with lenders following completion of the Arrangement, reflecting the addition of the Ketch Assets. See "INFORMATION CONCERNING ADVANTAGE ENERGY INCOME FUND - EXTERNAL DEBT - SENIOR SECURED DEBT" and "PRO FORMA INFORMATION OF ADVANTAGE AFTER GIVING EFFECT TO THE ARRANGEMENT - PRO FORMA CONSOLIDATED CAPITALIZATION".

KETCH 6.50% DEBENTURES

The Ketch 6.50% Debentures bear interest at a rate of 6.50% per year payable semi-annually in arrears on June 30 and December 31, mature on June 30, 2010 and are subordinated to substantially all other liabilities of Ketch, including its credit facilities. Upon a change of control of Ketch involving the acquisition of voting control or direction over 66 2/3% or more of the Ketch Units, Ketch is required to make an offer in writing to purchase all of the Ketch 6.50% Debentures then outstanding, at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

The 6.50% Debentures are convertible at the option of the holder into Ketch Units at any time prior to June 30, 2010 at a conversion price of $14.10 per Ketch Unit and may be redeemed by Ketch at a price of $1,050 per Ketch 6.50% Debenture after June 30, 2008 and on or before June 30, 2009 and at a price of $1,025 per Ketch 6.50% Debenture after June 30, 2009 until maturity. Redemptions and conversions entitle the holder to accrued and unpaid interest to and including the effective date of such redemption or conversion. At the option of Ketch, the repayment of the principal amount of the Ketch 6.50% Debentures may be settled in Ketch Units with the number of Ketch Units to be issued determined by dividing the principal amount by 95% of the weighted average trading price of the Ketch Units. The interest payable on the Ketch 6.50% Debentures may also be settled with the issuance and sale of sufficient Ketch Units to satisfy the interest payment obligation to Ketch Debentureholders.

Amounts outstanding pursuant to the Ketch 6.50% Debentures as at May 10, 2006 are as follows:

      Issue Date      Interest Rate    Conversion Price    Maturity Date     Amount Outstanding
      ----------      -------------    ----------------    -------------     ------------------
     May 18, 2005          6.50%           $14.10          June 30, 2010           $70 million

DISTRIBUTION HISTORY

An objective of Ketch's distribution policy is to provide Ketch Unitholders with relatively stable and predictable monthly distributions. An additional objective is to retain a portion of cash flow to fund ongoing development and optimization projects designed to enhance the sustainability of its cash flow. Although Ketch strives to provide Ketch Unitholders with stable and predictable cash flows, the percentage of cash flow from operations paid to Ketch Unitholders each month may vary according to a number of factors, including, fluctuations in resource prices, exchange rates and production rates, reserves growth, the size of development drilling programs and the portion thereof funded from cash flow and our overall level of debt.

Although the payout ratio will vary from month to month, Ketch's objective is to pay to Ketch Unitholders approximately 60% of Ketch's operating cash flow over the long term. See "RISK FACTORS - DISTRIBUTIONS" on page 15 of the Ketch AIF.

Under the Ketch DRIP, Ketch Unitholders have the option of electing to receive Ketch Units at a value of 95% of a weighted average price instead of cash through the DRIP. Under the premium component of the Ketch DRIP Unitholders may receive a 2% premium cash distribution which is funded through the issuance of Ketch Units for their full distribution value plus the premium. Currently Ketch has approximately 46% of its Unitholders participating in one of these plans, which means that Ketch is able to retain approximately $3.3 million per month. Ketch has the ability to reduce the participation all the way down to zero on a monthly basis.

Ketch Unitholders of record on a distribution record date (typically on or about the 22nd day of each month) are entitled to receive distributions paid by Ketch in respect of that month. Such distributions are made on or about the 15th day of the following month.

The following table sets forth the per Ketch Unit amount and the distribution payment date of monthly cash distributions paid by Ketch in 2006 and declared payable by Ketch in 2006.

     For the 2006 Period Ended    Distributions per Unit        Payment Date
     -------------------------    ----------------------        ------------
     January 31                            $0.13              February 15, 2006
     February 29                            0.13              March 15, 2006
     March 31                               0.13              April 15, 2006
     April 30                               0.13              May 16, 2006
     May 31                                 0.13              June 15, 2006

Note:
(1) Ketch announced on May 11, 2006 that a distribution of $0.13 per Ketch Unit will be payable on June 15, 2006 to Ketch Unitholders of record on the close of business on May 23, 2006.

For additional information respecting historical distribution payments to Ketch Unitholders, including the factors influencing the amount available for distribution to Ketch Unitholders, see "DISTRIBUTIONS" at page 48 of the Ketch AIF.

The historical distribution payments described above and incorporated by reference herein and the distributions paid by Ketch in 2006 and declared payable for May 2006 may not be reflective of future distribution payments and future distributions are not assured. Future distributions and the actual payout ratio will be subject to the discretion of the Ketch Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment.

         PRICE RANGE AND TRADING VOLUME OF KETCH UNITS

The Ketch Units are listed for trading on the TSX under the symbol "KER.UN". The following table sets forth the high and low closing trading prices and the aggregate trading volume of the Ketch Units as reported by the TSX for the periods indicated.

        Period                  High              Low                Volume
        ------                  ----              ---                ------
    2006                         ($)               ($)
    ----
    January                    12.18             11.06             9,525,097
    February                   12.05             10.04             7,574,689
    March                      11.30              9.90             7,966,671
    April                      12.48             10.57            16,395,915
    May (to May 11)            11.60             11.08             3,411,046

On April 24, 2006, the last trading day on which the Ketch Units traded prior to announcement of the Arrangement, the closing price of the Ketch Units on the TSX was $12.00. On May 11, 2006, the closing price of the Ketch Units on the TSX was $11.34.


RISK FACTORS

An investment in the Ketch Units is subject to certain risks. Investors should carefully consider the risks described under the heading "RISK FACTORS" starting at page 10 of the Ketch AIF as well as the risk factors set forth below and elsewhere in this Information Circular.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Ketch to which Ketch is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Ketch are Deloitte & Touche LLP, Chartered Accountants, of Calgary, Alberta.

The transfer agent and registrar for the Ketch Units and trustee for the Ketch 6.50% Debentures is Valiant Trust Company at its principal offices in Toronto, Ontario and Calgary, Alberta.

ADDITIONAL INFORMATION

Additional information relating to Ketch is available on SEDAR at WWW.SEDAR.COM. Financial information concerning Ketch is provided in its financial statements for the year ended December 31, 2005 and the accompanying management's discussion and analysis, both of which can be accessed on SEDAR.

            OTHER MATTERS TO BE CONSIDERED AT THE ADVANTAGE MEETING

APPROVAL OF THE ADVANTAGE RU PLAN

At the Advantage Meeting, the Advantage Unitholders will be asked to consider and, if deemed advisable, approve the adoption by Advantage of the Advantage RU Plan which will authorize the Advantage Board to grant restricted units ("RESTRICTED UNITS") to persons, who are employees, officers or directors of Advantage or any affiliates of Advantage ("ADVANTAGE SERVICE PROVIDERS"). No further grants will be made pursuant to the Advantage Rights Incentive Plan. Pursuant to the terms of the Advantage Internalization Letter Agreement, Messrs Drader, Cairns and Bourgeois will not be eligible to participate in the Advantage RU Plan for a period of 3 years from the Effective Date. A copy of the Advantage RU Plan is set out in Appendix I to this Information Circular.

The principal purposes of the Advantage RU Plan are: to retain and attract qualified directors, officers and employees, that Advantage and its affiliates require; to promote a proprietary interest in Advantage by such directors, officers and employees and to encourage such persons to remain in the employ of Advantage and its affiliates and put forth maximum efforts for the success of the business of Advantage; and to focus officers, employees and directors of Advantage and its affiliates on operating and financial performance and long-term Unitholder returns.

Under the terms of the Advantage RU Plan, any Advantage Service Provider may be granted Restricted Units. Each Restricted Unit will entitle the holder to be issued the number of Advantage Units designated in the Restricted Unit and such Advantage Units will vest and be issued as to one-third on the Grant Date (as defined in the Advantage RU Plan) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board. Generally, except in certain circumstances, grants of Restricted Units will take place on an annual basis on or about January 15 of each year.

A holder of a Restricted Award may elect, subject to the consent of Advantage, that Advantage pay an amount in cash equal to the aggregate current market value of the Advantage Units to which the Grantee (as defined below) is entitled under his or her Restricted Unit in lieu of the issue of Advantage Units under such Unit Award. The amount payable (as adjusted in accordance with the Advantage RU Plan) to the Grantee (as defined above) is based on the closing price of the Advantage Units on the TSX and the NYSE, or such other stock exchange on which the Advantage Units are then listed and posted for trading from time to time ("EXCHANGES"), on the trading day immediately preceding the issue date of the Advantage Units. If Advantage and the Grantee (as defined above) so agree, all or a portion of this amount may be satisfied in whole or in part by Advantage Units acquired by AOG on the Exchange or from Advantage, as an issuance of treasury Advantage Units, or a combination thereof provided that the total number of Advantage Units that may be so acquired on the Exchanges within any twelve month period may not exceed 5% of the issued and outstanding Advantage Units as at the beginning of the period.

The Advantage RU Plan provides for cumulative adjustments to the number of Advantage Units to be issued pursuant to Restricted Units on each date that distributions are paid on the Advantage Units by an amount equal to a fraction having as its numerator the amount of the distribution per Advantage Unit and having as its denominator the fair market value of the Advantage Units on the trading day immediately preceding the distribution payment date. Fair market value is the weighted average trading price of the Advantage Units on the Exchanges for the five (5) trading days on which the Advantage Units traded immediately preceding such date.

In the event of a change in control of Advantage, as defined in the Advantage RU Plan, the vesting provisions attaching to the Restricted Units are accelerated and all unexercised Restricted Units will be issued immediately prior to the date upon which the change of control is completed.

Pursuant to the Advantage RU Plan, unless otherwise determined by the Advantage Board taking into account appropriate factors or unless otherwise provided in a unit award agreement pertaining to a particular grant of Restricted Units or any written employment agreement governing a grantee's role as an Advantage Service Provider, if a grantee of a Restricted Unit (a "GRANTEE") ceases to be an Advantage Service Provider as a result of: termination for cause, effective as of the date notice is given of such termination, all outstanding unit award agreements under which Restricted Units have been made to such Grantee, shall be terminated and all rights to receive Advantage Units thereunder shall be forfeited by the Grantee; being terminated other than a termination for cause, all Advantage Units awarded to such Grantee under any outstanding Restricted
Units shall be issued on the cessation date; voluntary resignation (including retirement) all outstanding unit award agreements under which Restricted Units have been made to such Grantee shall be terminated, and all rights to receive Advantage Units thereunder shall be forfeited; death, all Advantage Units awarded to such Grantee under any outstanding unit award agreements shall be issued as of the Grantee's date of death.

Except in the case of death, the right to receive Advantage Units pursuant to a Restricted Units granted to an Advantage Service Provider may only be exercised by such Advantage Service Provider personally. Except as otherwise provided in the Advantage RU Plan, no assignment, sale, transfer, pledge or charge of a Restricted Units, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Units whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Units shall terminate and be of no further force or effect.

The Advantage RU Plan provides that the maximum number of Advantage Units reserved for issuance from time to time pursuant to Restricted Units shall not exceed a number of Advantage Units equal to 5% of the issued and outstanding Advantage Units from time to time. No single Advantage Service Provider may be granted any Restricted Units which, together with all Restricted Units then held by such Grantee, would entitle such Grantee to receive a number of Advantage Units which is greater than 5% of the issued and outstanding Advantage Units, calculated on an undiluted basis. In addition: (i) the number of Advantage Units issuable to insiders at any time, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Advantage Units; and (ii) the number of Advantage Units issued to insiders, within any one year period, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Advantage Units. The number of Advantage Units issuable pursuant to the Advantage RU Plan to a director of AOG who is not an officer or employee of Advantage or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Advantage Units.

Subject to the 5% cap indicated above, the Advantage RU Plan is also restricted by an annual maximum grant equal to the lesser of (i) the RU Pool calculated based on the immediately prior Return Period (as defined in the Advantage RU
Plan) (i.e. the immediately preceding calendar year) or (ii) 175% of the Base Salaries (as defined in the Advantage RU Plan) of all Service Providers participating in the Advantage RU Plan, in each case divided by the Unit Market Price (as defined in the Advantage RU Plan) at December 31 of the applicable Return Period. The "RU Pool" is defined in the Advantage RU Plan as the Market Capitalization (as defined in the Advantage RU Plan) for the Return Period multiplied by the Participation Factor (defined in the Advantage RU Plan). Accordingly, the size of the available RU Pool for Restricted Units in a given year will be a function of the total investment return provided to Advantage Unitholders, the performance of Advantage relative to its peer group and the total Base Salaries (as defined in the Advantage RU Plan) of all Service Providers participating in the Advantage RU Plan. For further details in respect of the Advantage RU Plan, please see "APPENDIX I - ADVANTAGE RESTRICTED TRUST UNIT PLAN".

AOG has the right to amend from time to time or to terminate the terms and conditions of the Advantage RU Plan by resolution of the Advantage Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchanges. Any amendment to the Advantage RU Plan shall take effect only with respect to Restricted Units granted after the effective date of such amendment, provided that it may apply to any outstanding Restricted Units with the mutual consent of AOG and the Advantage Service Providers to whom such Restricted Units have been made.

At the Advantage Meeting, the Advantage Unitholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Advantage RU Plan:

               "BE IT RESOLVED as an ordinary resolution of the unitholders of Advantage Energy Trust that the Advantage RU Plan, substantially as set out in Appendix I of the Joint Information Circular and Proxy Statement of Advantage Energy Income Fund and Ketch Resources Trust dated May 12, 2006, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Advantage Unitholders who vote in person or by proxy at the Advantage Meeting. The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the Advantage RU Plan.

IT IS A CONDITION TO THE COMPLETION OF THE ARRANGEMENT THAT THE ADVANTAGE RU PLAN SHALL HAVE BEEN APPROVED BY THE REQUIRED PERCENTAGE OF ADVANTAGE UNITHOLDERS AND THE ADVANTAGE UNITS ISSUABLE UNDER THE ADVANTAGE RU PLAN HAVE BEEN CONDITIONALLY APPROVED FOR LISTING ON THE TSX AND NYSE ON OR PRIOR TO THE EFFECTIVE DATE. IF SUCH APPROVALS ARE NOT OBTAINED, ADVANTAGE AND KETCH MAY DECIDE NOT TO PROCEED WITH THE ARRANGEMENT.

                             GENERAL PROXY MATTERS

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY EACH OF (I) THE MANAGEMENT OF AOG TO BE USED AT THE ADVANTAGE MEETING; AND (II) BY MANAGEMENT OF KRL TO BE USED AT THE KETCH MEETING.
Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of AOG and KRL who will be specifically remunerated therefor. All costs of the solicitation for the Advantage Meeting will be borne by Advantage and all costs of the solicitation for the Ketch Meeting will be borne by Ketch. Advantage and Ketch have engaged Kingsdale to encourage the return of completed proxies by Unitholders, to solicit proxies in favour of the Arrangement Resolutions and the other matters to be considered at the Meetings, and to assist Ketch Unitholders in completing and returning the Letters of Transmittal. The fees for the Information Agent and proxy solicitation services provided by Kingsdale are based on a flat fee program management fee and a communications fee (per contact). Advantage and Ketch do not expect that the costs in respect of such services will exceed $200,000. Fees payable to Kingsdale will be paid by Ketch and Advantage.

APPOINTMENT AND REVOCATION OF PROXIES

Accompanying this Information Circular is a form of proxy for holders of Advantage Units and a form of proxy for Ketch Units.

The Persons named in the enclosed forms of proxy are directors and officers of AOG or KRL, as applicable. A UNITHOLDER DESIRING TO APPOINT A PERSON (WHO NEED NOT BE A UNITHOLDER) TO REPRESENT SUCH UNITHOLDER AT A MEETING OTHER THAN THE PERSONS DESIGNATED IN THE APPLICABLE ACCOMPANYING FORM OF PROXY MAY DO SO EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE APPROPRIATE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, SENDING OR DELIVERING THE COMPLETED PROXY TO THE OFFICES OF COMPUTERSHARE TRUST COMPANY OF CANADA, STOCK TRANSFER DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, IN THE CASE OF ADVANTAGE UNITHOLDERS AND TO THE OFFICES OF VALIANT TRUST COMPANY, ATTENTION: PROXY DEPARTMENT, SUITE 310, 606 - 4TH STREET S.W., CALGARY, ALBERTA T2P 1T1 IN THE CASE OF KETCH UNITHOLDERS. The applicable form of proxy must be received by Computershare Trust Company of Canada or Valiant Trust Company, as applicable, by 4:30 p.m. (Calgary time) on June 20, 2006 or the last Business Day prior to the date of any adjournment of the applicable Meeting. Failure to so deposit a form of proxy shall result in its invalidation.

A Unitholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Unitholder or by his attorney duly authorized in writing or, if the Unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada or Valiant Trust Company, as applicable, on or before June 20, 2006 or the last Business Day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Advantage Meeting or Ketch Meeting, as applicable, on the day of the Advantage Meeting or Ketch Meeting, as applicable, or any adjournment thereof.

The Advantage Record Date for determination of Advantage Unitholders entitled to receive notice of and to vote at the Advantage Meeting is May 12, 2006. Only Advantage Unitholders whose names have been entered in the applicable register of Advantage Units on the close of business on the Advantage Record Date will be entitled to receive notice of and to vote at the Advantage Meeting. Holders of Advantage Units who acquire Advantage Units after the Advantage Record Date will not be entitled to vote such Advantage Units at the Advantage Meeting.

The Ketch Record Date for determination of Ketch Unitholders entitled to receive notice of and to vote at the Ketch Meeting is May 12, 2006. Only Ketch Unitholders whose names have been entered in the register of Ketch Units on the close of business on the Ketch Record Date will be entitled to receive notice of and to vote at the Ketch Meeting. Holders of Ketch Units who acquire Ketch Units after the Ketch Record Date will not be entitled to vote such Ketch Units at the Ketch Meeting.

SIGNATURE OF PROXY

The applicable form of proxy must be executed by the Unitholder or his or her attorney authorized in writing, or if the Unitholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Advantage or Ketch, as applicable).

VOTING OF PROXIES

The persons named in the accompanying forms of proxy will vote the Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. IN THE ABSENCE OF SUCH DIRECTION, THE UNITS WILL BE VOTED FOR THE APPROVAL OF THE ARRANGEMENT RESOLUTION, AND IN THE CASE OF ADVANTAGE, THE ADVANTAGE RU RESOLUTION AND THE OTHER MATTERS TO BE CONSIDERED AT THE MEETINGS.

EXERCISE OF DISCRETION OF PROXY

THE PROXYHOLDER HAS DISCRETION UNDER THE ACCOMPANYING APPLICABLE FORM OF PROXY TO CONSIDER A NUMBER OF MATTERS RELATING TO THE ARRANGEMENT THAT ARE NOT YET DETERMINED. AT THE DATE OF THIS INFORMATION CIRCULAR, MANAGEMENT OF AOG AND KRL KNOW OF NO AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETINGS OTHER THAN THE MATTERS REFERRED TO IN THE NOTICE OF MEETINGS. HOLDERS OF ADVANTAGE UNITS AND KETCH UNITS WHO ARE PLANNING ON RETURNING THE ACCOMPANYING APPLICABLE FORM OF PROXY ARE ENCOURAGED TO REVIEW THE INFORMATION CIRCULAR CAREFULLY BEFORE SUBMITTING THE PROXY FORM.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at May 10, 2006 there were approximately 59.7 million Advantage Units issued and outstanding. To the knowledge of the directors and officers of AOG, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over Advantage Units entitled to more than 10% of the votes which may be cast at the Advantage Meeting.


As at May 10, 2006 there were approximately 56.7 million Ketch Units issued and outstanding. To the knowledge of the directors and officers of KRL, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over Ketch Units entitled to more than 10% of the votes which may be cast at the Ketch Meeting.


PROCEDURE AND VOTES REQUIRED


ARRANGEMENT RESOLUTIONS

The Interim Order provides that each Holder of Units at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the applicable Meeting.

Pursuant to the Interim Order:

(a)      Each  Advantage  Unit will be  entitled  to one vote at the  Advantage
         Meeting;

(b)      each Ketch Unit will be entitled to one vote at the Ketch Meeting;

(c) the number of votes required to pass the Advantage Arrangement Resolution shall be not less than two thirds of the votes cast by Advantage Unitholders, either in person or by proxy, at the Advantage Meeting.

(d) the number of votes required to pass the Ketch Arrangement Resolution shall be not less than two thirds of the votes cast by Ketch Unitholders, either in person or by proxy, at the Ketch Meeting;

(e) the quorum at the Advantage Meeting shall be two persons entitled to vote thereat holding or representing not less than ten percent (10%) of the outstanding Advantage Units entitled to vote at the Advantage Meeting. If within 30 minutes from the time appointed for the Advantage Meeting a quorum is not present, the Advantage Meeting shall be adjourned to such Business Day that is not less than fourteen days following the day appointed for the Advantage Meeting, and to such time and place as may be appointed by the Chairman of the Advantage Meeting. If at such adjourned meeting a quorum is not present, the Advantage Unitholders present in person or by proxy, shall be a quorum for all purposes; and

(f) the quorum at the Ketch Meeting shall be two persons holding not less than five percent (5%) of the outstanding Ketch Units entitled to vote at the Ketch Meeting. If within 30 minutes from the time appointed for the Ketch Meeting, a quorum is not present, the Ketch Meeting shall be adjourned to such Business Day that is not less than twenty-one days following the day appointed for the Ketch Meeting, and to such time and place as may be appointed by the Chairman of the Ketch Meeting. Not less than 10 days prior notice shall be given to Ketch Unitholders of the adjourned Ketch Meeting and, if at such adjourned Ketch Meeting, a quorum is not present, the Ketch Unitholders present, if at least two shall be quorum for all purposes.

                               AUDITORS' CONSENTS

CONSENT OF KPMG LLP

To the Board of Directors of Advantage Oil & Gas Ltd.

We have read the Joint Information Circular and Proxy Statement dated May 12, 2006 with respect to a Plan of Arrangement involving Advantage Energy Income Fund, Advantage Oil & Gas Ltd., Ketch Resources Trust, Ketch Resources Ltd., Advantage ExchangeCo II Ltd., Advantage Investment Management Ltd., 1231803 Alberta Ltd., Advantage Unitholders and Ketch Unitholders dated May 12, 2006 (the "INFORMATION CIRCULAR"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the unitholders of Advantage Energy Income Fund on the consolidated balance sheets of Advantage Energy Income Fund as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated income and cash flows for the years then ended. Our report is dated March 7, 2006.

(signed) "KPMG LLP"
Chartered Accountants

Calgary, Canada
May 12, 2006

CONSENT OF DELOITTE & TOUCHE LLP

We have read the Joint Information Circular and Proxy Statement with respect to a Plan of Arrangement involving Advantage Energy Income Fund, Advantage Oil & Gas Ltd., Ketch Resources Trust, Ketch Resources Ltd., Advantage ExchangeCo II Ltd., Advantage Investment Management Ltd., 1231803 Alberta Ltd., Advantage Unitholders and the Ketch Unitholders dated May 12, 2006 (the "INFORMATION CIRCULAR"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the unitholders of Ketch Resources Trust on the consolidated balance sheets of Ketch Resources Trust as at December 31, 2005 and 2004 and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. Our report is dated March 10, 2006.


(signed) "DELOITTE & TOUCHE LLP"
Chartered Accountants

Calgary, Alberta
May 12, 2006

                                   APPENDIX A

                        ADVANTAGE ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement ("ARRANGEMENT") under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix D to the Joint Information Circular and Proxy Statement of Advantage Energy Income Fund ("ADVANTAGE") and Ketch Resources Trust ("KETCH") dated May 12, 2006 (the "INFORMATION CIRCULAR"), all as more particularly described in the Information Circular, including, without limitation:

     (a)   the amendments to:

           (i) Advantage's amended and restated trust indenture dated as of April 17, 2001, as supplemented as of May 22, 2002 and amended and restated June 25, 2002, May 26, 2003, May 26, 2004, April 27, 2005 and December 13, 2005;

           (ii) the other constating documents of Advantage Oil & Gas (Ltd. ("AOG"), and

           (iii) the various material contracts of Advantage (the "ADVANTAGE MATERIAL AGREEMENTS")

                  (A) by creating the special units ("ADVANTAGE SPECIAL UNITS") of Advantage; and

                  (B) otherwise to the extent necessary to facilitate the Arrangement, to take into account the effect of the Advantage Management Internalization (as defined below) on the organizational structure of Advantage and as otherwise considered necessary to properly conform the Advantage Material Agreements;

     (b) the election of Messrs. Grant B. Fagerheim, John Howard and Andy J. Mah to the board of directors of AOG effective as of the effective date of the Arrangement;

     (c) the exchange of each issued and outstanding trust unit ("KETCH UNIT") of Ketch for trust units ("ADVANTAGE UNITS") of Advantage on the basis of 0.565 of an Advantage Unit for each Ketch Unit; and

     (d) the internalization of the external management structure of Advantage through the purchase of all of the outstanding shares of Advantage Investment Management Ltd. ("AIM") for an aggregate of 1,933,216 Advantage Units (the "ADVANTAGE MANAGEMENT INTERNALIZATION"),

     be and is hereby authorized and approved;

2. the arrangement agreement (the "ARRANGEMENT AGREEMENT") dated as of April 24, 2006 among Advantage, AOG, Ketch, Ketch Resources Ltd. and 1231803 Alberta Ltd., a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of AOG may, without further notice to or approval of the holders of Advantage Units, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of AOG is hereby authorized, for and on behalf of AOG, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

                                   APPENDIX B

                          KETCH ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement ("ARRANGEMENT") under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix D to the Joint Information Circular and Proxy Statement of Advantage Energy Income Fund ("Advantage") and Ketch Resources Trust ("KETCH") dated May 12, 2006 (the "Information Circular"), all as more particularly described in the Information Circular, including, without limitation:

     (a) the amendments to Ketch's trust indenture dated December 16, 2004 and the other constating documents of Ketch Resources Ltd. ("KRL") to the extent necessary to facilitate the Arrangement; and

     (b) the sale by Ketch of all of the Ketch Assets (as defined in the Plan of Arrangement) to Advantage pursuant to the applicable provisions of the Plan of Arrangement;

     be and is hereby authorized and approved;

2. the arrangement agreement (the "ARRANGEMENT AGREEMENT") dated as of April 24, 2006 among Advantage, AOG, Ketch, KRL and MFCorp, a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of KRL may, without further notice to or approval of the holders of Ketch Units, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of KRL is hereby authorized, for and on behalf of KRL, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

                                   APPENDIX C

                                 INTERIM ORDER

                                                          ACTION NO. 0601-05833

                    IN THE COURT OF QUEEN'S BENCH OF ALBERTA
                          JUDICIAL DISTRICT OF CALGARY

           IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

           AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD., KETCH RESOURCES TRUST, KETCH RESOURCES LTD., ADVANTAGE EXCHANGECO II INC., ADVANTAGE INVESTMENT MANAGEMENT LTD., 1231803 ALBERTA LTD., THE UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND AND THE UNITHOLDERS OF KETCH RESOURCES TRUST



BEFORE THE HONOURABLE      )    AT THE COURT HOUSE,  AT CALGARY,  ALBERTA,  ON
JUSTICE A. D. MACLEOD      )    THE 12TH DAY OF MAY, 2006.
IN CHAMBERS                )


                                 INTERIM ORDER

UPON the Joint Petition (the "JOINT PETITION") of Advantage Energy Income Fund ("ADVANTAGE"), Advantage Oil & Gas Ltd. ("AOG") (Advantage and AOG are together referred to as "ADVANTAGE"), Ketch Resources Trust ("KETCH"), Ketch Resources Ltd. ("KRL") (Ketch and KRL are together referred to as "KETCH"), Advantage ExchangeCo II Inc. ("ADVANTAGE EXCHANGECO"), Advantage Investment Management Ltd. ("AIM") and 1231803 Alberta Ltd. ("MFCORP");

AND UPON reading the Joint Petition and the Affidavit of Peter Hanrahan and the Affidavit of [ANDY MAH] (together, the "AFFIDAVITS"), filed;

AND UPON hearing counsel for Advantage, Advantage ExchangeCo and MFCorp and counsel for Ketch;

AND  UPON  noting  that  the  Executive  Director  of  the  Alberta  Securities
Commission (the "EXECUTIVE DIRECTOR") has been served with notice of this application as required by subsection 193(8) of the BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9 (the "ABCA") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the Joint Information Circular and Proxy Statement of Advantage and Ketch (the "INFORMATION CIRCULAR"), a draft copy of which is attached as Exhibit A the Affidavit of Peter Hanrahan; and

(b) all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavits and in the form attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

2.       The  proposed  course  of  action  is  an  "Arrangement"   within  the
         definition of the ABCA and the Joint Petitioners may proceed with the Plan of Arrangement, as described in the Affidavits.

GENERAL

3. Advantage and Ketch shall seek approval of the Arrangement by the holders of trust units of Advantage (the "ADVANTAGE UNITHOLDERS") and the holders of trust units of Ketch (the "KETCH UNITHOLDERS"), in the manner set forth below.

ADVANTAGE MEETING

4. Advantage shall call and conduct a special meeting (the "ADVANTAGE MEETING") of Advantage Unitholders on or about June 22, 2006. At the Advantage Meeting, Advantage Unitholders will consider and vote upon the Advantage Arrangement Resolution, including the Advantage Management Internalization, and such other business as may properly be brought before the Advantage Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

5. A quorum at the Advantage Meeting shall be two persons entitled to vote thereat holding or representing not less than 10% of the outstanding Advantage Units entitled to vote at the Advantage Meeting are present either in person or by duly appointed proxy. If within 30 minutes from the time appointed for the Advantage Meeting a quorum is not present, the Advantage Meeting shall be adjourned to such Business Day that is not less than 14 days following the day appointed for the Advantage Meeting, and to such time and place as may be appointed by the Chairman of the Advantage Meeting. If at such adjourned meeting a quorum is not present, the Advantage Unitholders present in person or by proxy shall be a quorum for all purposes.

6. Each Advantage Unit entitled to be voted at the Advantage Meeting will entitle the holder to one vote at the Advantage Meeting in respect of the Advantage Arrangement Resolution and the other matters to be considered at the Advantage Meeting. The record date for the Advantage Meeting shall be May 12, 2006 (the "ADVANTAGE RECORD DATE"). Only Advantage Unitholders whose names have been entered on the applicable register of Advantage Units on the close of business on the Advantage Record Date will be entitled to receive notice of and to vote at the Advantage Meeting in accordance with this paragraph 6. Holders of Advantage Units who acquire their Advantage Units after the Advantage Record Date will not be entitled to vote such securities at the Advantage Meeting.

CONDUCT OF KETCH MEETING

7. Ketch shall call and conduct a special meeting (the "KETCH MEETING") of Ketch Unitholders on or about June 22, 2006. At the Ketch Meeting, Ketch Unitholders will consider and vote upon the Ketch Arrangement Resolution and such other business as may properly be brought before the Ketch Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

8. A quorum shall be present at the Ketch Meeting if two persons holding not less than 5% of the outstanding Ketch Units entitled to vote at the Ketch Meeting are present either in person or by duly appointed proxy. If within 30 minutes from the time appointed for the Ketch Meeting a quorum is not present, the Ketch Meeting shall be adjourned to such Business Day that is not less than 21 days following the day appointed for the Ketch Meeting, and to such time and place as may be appointed by the Chairman of the Ketch Meeting. Not less than 10 days prior notice shall be given to Ketch Unitholders of the adjourned Ketch Meeting and, if at such adjourned meeting a quorum is not present, the Ketch Unitholders present if at least two, shall be a quorum for all purposes.

9. Each Ketch Unit entitled to be voted at the Ketch Meeting will entitle the holder to one vote at the Ketch Meeting in respect of the Ketch Arrangement Resolution and the other matters to be considered at the Ketch Meeting. The record date for the Ketch Meeting shall be May 12, 2006 (the "KETCH RECORD Date"). Only Ketch Unitholders whose names have been entered on the register of Ketch Units on the close of business on the Ketch Record Date will be entitled to receive notice of and to vote at the Ketch Meeting in accordance with this paragraph
         9. Holders of Ketch Units who acquire their Ketch Units after the Ketch Record Date will not be entitled to vote such units at the Ketch Meeting.

CONDUCT OF ADVANTAGE MEETING

10. The Chairman of the Advantage Meeting shall be any officer or director of Advantage.

11. The only persons entitled to attend and speak at the Advantage Meeting shall be Advantage Unitholders or their authorized representatives, Advantage's directors and officers and its auditors, and the Executive Director, and other persons with the permission of the Chairman.

12. The number of votes required to pass the Advantage Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Advantage Unitholders, either in person or by proxy, at the Advantage Meeting.

13. To be valid a proxy must be deposited with Advantage in the manner described in the Information Circular, however, Advantage may waive generally the time limits for the deposit of proxies and the communication of voting instructions if the Chairman in his discretion deems it advisable to do so.

14. The accidental omission to give notice of the Advantage Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Advantage Meeting.

15. The Scrutineers for the Advantage Meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose) and its duties shall include:

(a) invigilating and reporting to the Chairman on the deposit and validity of proxies;

(b)      reporting to the Chairman on the quorum of the Advantage Meeting; and

(c) providing the Chairman written reports on polls taken, ballots cast and other matters related to the Advantage Meeting.

KETCH MEETING

16. The Chairman of the Ketch Meeting shall be any officer or director of Ketch.

17. The only persons entitled to attend and speak at the Ketch Meeting shall be Ketch Unitholders or their authorized representatives, Ketch's directors and officers and its auditors, and the Executive Director, and other persons with the permission of the Chairman.

18. The number of votes required to pass the Ketch Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Ketch Unitholders, either in person or by proxy, at the Ketch Meeting.

19. To be valid a proxy must be deposited with Ketch in the manner described in the Information Circular, however, Ketch may waive generally the time limits for the deposit of proxies and the communication of voting instructions if the Chairman in his discretion deems it advisable to do so.

20. The accidental omission to give notice of the Ketch Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Ketch Meeting.

21. The Scrutineers for the Ketch Meeting shall be Valiant Trust Company of Canada (acting through its representatives for that purpose), and its duties shall include:

(a) invigilating and reporting to the Chairman on the deposit and validity of proxies;

(b)      reporting to the Chairman on the quorum of the Ketch Meeting;

(c) providing the Chairman written reports on polls taken, ballots cast and other matters related to the Ketch Meeting.

DISSENT RIGHTS

22. The registered holders of Advantage Units and Ketch Units are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent consistent with Section 191 of the ABCA with respect to the applicable Arrangement Resolution.

23. In order for an Advantage Unitholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a) the Advantage Unitholder's written objection to the Advantage Arrangement Resolution must be received by Advantage c/o its counsel Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Daniel J. McDonald, Q.C. by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Advantage Meeting;

(b) a dissenting Advantage Unitholder shall not have voted his or her Advantage Units at the Advantage Meeting either by proxy or in person, in favour of the Advantage Arrangement Resolution;

(c) a holder of Advantage Units may not exercise the right of dissent in respect of only a portion of the holder's Advantage Units but may dissent only with respect to all of the Advantage Units held by the holder; and

(d)      the exercise of such right of dissent must  otherwise  comply with the
         requirements   of  Section  191  of  the  ABCA,  as  modified  by  the
         Arrangement.

24. In order for a Ketch Unitholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a) the Ketch Unitholder's written objection to the Ketch Arrangement Resolution must be received by Ketch c/o its counsel Osler, Hoskin & Harcourt LLP, 2500, 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1,
         Attention: Tristram Mallett by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Ketch Meeting;

(b) a dissenting Ketch Unitholder shall not have voted his or her Ketch Units at the Ketch Meeting either by proxy or in person, in favour of the Ketch Arrangement Resolution;

(c) a holder of Ketch Units may not exercise the right of dissent in respect of only a portion of the holder's Ketch Units but may dissent only with respect to all of the Ketch Units held by the holder; and

(d)      the exercise of such right of dissent must  otherwise  comply with the
         requirements   of  Section  191  of  the  ABCA,  as  modified  by  the
         Arrangement.

25. The fair value of the Advantage Units and Ketch Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Advantage Unitholders and the Ketch Unitholders, as applicable.

26. Subject to further order of this Court, the rights available to the Advantage Unitholders and the Ketch Unitholders pursuant to this Interim Order and the Arrangement to dissent from the applicable Arrangement Resolution shall constitute full and sufficient rights of dissent for the Advantage Unitholders and the Ketch Unitholders with respect to the Arrangement Resolutions.

27. Notice to the Advantage Unitholders and the Ketch Unitholders of their right of dissent with respect to the applicable Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Advantage Units and their Ketch Units shall be given by including information with respect to this right in the Information Circular to be sent to Advantage Unitholders and the Ketch Unitholders in accordance with paragraph 27 of this Order.
NOTICE

28. An Information Circular, substantially in the form attached as Exhibit A to the Affidavit of Peter Hanrahan with amendments thereto as counsel for Advantage and Ketch may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meetings to Advantage Unitholders and the Ketch Unitholders at the addresses for such holders recorded in the records of Advantage and Ketch, as the case may be, at the close of business on the Advantage Record Date or the Ketch Record Date, as the case may be, and to the directors and auditors of each of Advantage and Ketch, all in accordance with the procedures and timing requirements of the ABCA, the Securities Act (Alberta) and applicable rules and instruments of the Alberta Securities Commission. In calculating the 21-day period, the date of mailing shall be included and the date of the Meetings shall be excluded. The Information Circular shall be deemed to have been received by Advantage Unitholders and Ketch Unitholders three days after delivery thereof to the post office for mailing.

29. An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meetings.

30. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Advantage Unitholders and the Ketch Unitholders, wheresoever resident, the directors and auditors of each of Advantage and Ketch and the Executive Director of:

(a)      the Joint Petition;

(b)      this Order;

(c)      the Notices of the Meetings; and

(d)      the Notice of Joint Petition;

         all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Advantage and Ketch may consider fit.

31. For the purposes of this application for an Interim Order, service of the Joint Petition and the Affidavits only on the Executive Director is hereby confirmed as good and sufficient service and service on any other person except as provided in this Interim Order is hereby dispensed with.

FINAL APPLICATION

32. Subject to further Order of this Court and provided that the Advantage Unitholders and the Ketch Unitholders have approved the Arrangement in the manner directed by this Court and the directors of AOG or KRL have not revoked that approval, Advantage or Ketch may proceed with an application for approval of the Arrangement and the Final Order on June 22, 2006 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the certificate, all Advantage Unitholders, Ketch Unitholders, Advantage, AOG, Ketch and KRL, the respective subsidiaries of Advantage and Ketch, Advantage ExchangeCo, AIM, MFCorp and all other persons will be bound by the Arrangement in accordance with its terms.

33. Any Advantage Unitholder, Ketch Unitholder or any other interested party (together, "INTERESTED PARTY") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Advantage and Ketch, on or before noon on June 16, 2006, a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Advantage, Advantage ExchangeCo and MFCorp shall be effected by service upon the solicitors for Advantage, Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C. Service of this notice on AIM shall be effected by service upon the solicitors for AIM, Macleod Dixon LLP, 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Jack C. MacGillivray. Service of this notice on Ketch shall be effective by service upon the solicitors for Ketch, Osler, Hoskin & Harcourt LLP, 2500, 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Tristram Mallett.

34. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 33 of this Order, shall have notice of the adjourned date.

LEAVE TO VARY INTERIM ORDER

35. Advantage and Ketch are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

                                                   (SIGNED) "A.D. MACLEOD"
                                                   -------------------------
                                                   J.C.Q.B.A.
ENTERED at Calgary, Alberta,
May 12, 2006.

(SIGNED) "V.A. BRANDT"
-----------------------------------
Clerk of the Court of Queen's Bench

                                   APPENDIX D

                             ARRANGEMENT AGREEMENT

                                   APPENDIX E

                          ADVANTAGE FAIRNESS OPINIONS

                                   APPENDIX F

                            KETCH FAIRNESS OPINIONS

                                   APPENDIX G

                    ADVANTAGE PRO FORMA FINANCIAL STATEMENTS

                                   APPENDIX H

             SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

                                   APPENDIX I

                               ADVANTAGE RU PLAN

                   Any questions and requests for assistance
                          may be directed to Kingsdale
                           Shareholder Services Inc.
              at the telephone numbers and location set out below:


                     [GRAPHIC OMITTED -- LOGO -- KINGSDALE
                           SHAREHOLDER SERVICES INC.]



                               The Exchange Tower
                 130 King Street West, Suite 2950, P.O. Box 361
                                Toronto, Ontario
                                    M5X 1E2



                        NORTH AMERICAN TOLL FREE PHONE:



                                 1-866-833-6980



                   EMAIL: CONTACTUS@KINGSDALESHAREHOLDER.COM



                            Facsimile: 416-867-2271

                      Toll Free Facsimile: 1-866-545-5580

                  Banks and Brokers Call Collect: 416-867-2272

                                                 Investment & Corporate Banking
[GRAPHIC OMITTED]                                2200, 333-7TH Avenue SW
[LOGO - BMO NESBITT BURNS]                       Calgary, Alberta T2P 2Z1



May 12, 2006


Board of Directors
Ketch Resources Ltd.
Ernst & Young Tower - Suite 300
440 - 2 Avenue SW
Calgary, Alberta
T2P 5E9



To the Board of Directors:

      BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns") understands that Ketch Resources Trust ("Ketch"), Ketch Resources Ltd. ("KRL"), 1231803 Alberta Ltd., Advantage Energy Income Fund ("Advantage"), Advantage Oil & Gas Ltd. ("AOG"), Advantage ExchangeCo II Inc. and Advantage Investment Management Ltd. ("AIM") have entered into an agreement dated April 24, 2006 (the "Arrangement Agreement") providing for the combination of Ketch and Advantage pursuant to a plan of arrangement (the "Arrangement") in accordance with section 193 of the BUSINESS CORPORATIONS ACT (Alberta).

      We understand that pursuant to the Arrangement, holders of trust units of Ketch ("Ketch Unitholders") will receive consideration (the "Consideration") of
0.565 of a trust unit of Advantage (an "Advantage Unit") for each trust unit of Ketch (a "Ketch Unit").

      We also understand that as part of the Arrangement, Advantage has agreed to internalize its external management contract structure and eliminate all related fees (the "Advantage Management Intemalization"). As a result, pursuant to the Arrangement, Advantage will acquire all of the outstanding shares of AIM for total consideration of $44 million, payable through the issuance of 1,933,216 Advantage Units. The Advantage Units issued to the holders of AIM shares will be placed in escrow and released over a 3-year period. Advantage will pay management fees and performance fees to AIM for the period January 1, 2006 to March 31, 2006 in the amount of $3.53 million and AIM has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.

      We also understand that pursuant to the terms of the restricted unit and performance plan of Ketch (the "Ketch RTU Plan"), the issue dates for all Ketch Units issuable pursuant to awards granted under the Ketch RTU Plan will be accelerated as a result of the Arrangement. Such Ketch Units will be issued on the last business day preceding the effective date of the Arrangement (the "Effective Date") and will be exchanged for Advantage Units pursuant to the Arrangement.

      We further understand that, pursuant to their terms, all outstanding warrants of Ketch ("Ketch Warrants") have vested and are exercisable and that any Ketch Units issued pursuant to the exercise of the Ketch Warrants prior to the Effective Date will also be exchanged for Advantage Units pursuant to the Arrangement.

      We also understand that holders of Ketch's 6.50% convertible debentures (the "Ketch 6.50% Debentures") who convert their Ketch 6.50% Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Ketch Unitholders based upon the number of Ketch Units issued upon such conversion. Holders of Ketch 6.50% Debentures who do not convert their Ketch 6.50% Debentures prior to the Effective Date will be entitled to receive
Advantage Units upon conversion of such Ketch 6.50% Debentures after the Effective Date with the number of Advantage Units received adjusted to give effect to the Arrangement.

      The terms and conditions of the Arrangement will be more fully described in the joint information circular and proxy statement and related documents being prepared by Ketch and Advantage which will be dated May 12, 2006 (the "Joint Information Circular") and which will be mailed to Ketch Unitholders and holders of Advantage Units ("Advantage Unitholders") in connection with the special meetings of Ketch and Advantage to be held in Calgary, Alberta on June 22, 2006 (the "Special Meetings"). We understand that the completion of the Arrangement will be conditional upon, among other things, approval by a minimum of 66 (2)/3% of the votes cast by Ketch Unitholders and Advantage Unitholders at their respective Special Meetings. Completion of the Arrangement will also be subject to the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals.

ENGAGEMENT

      BMO Nesbitt Burns was engaged by Ketch pursuant to an agreement dated July 20, 2005 (the "Engagement Agreement"). Pursuant to the Engagement Agreement, Ketch retained BMO Nesbitt Burns as its financial advisor in respect of the Arrangement and, if requested, to provide an opinion to the Board of Directors of KRL with respect to the fairness, from a financial point of view, of the consideration to be provided to Ketch Unitholders as part of any proposed transaction. BMO Nesbitt Burns has not been asked to prepare, and has not prepared, a formal valuation of Ketch, or any of its respective securities or assets, and this opinion should not be construed as such.

      For its services under the Engagement Agreement, BMO Nesbitt Bums will receive a fee if the Arrangement is successfully completed. In addition, BMO Nesbitt Burns is to be reimbursed for its reasonable out-of-pocket expenses and be indemnified by Ketch in respect of certain liabilities that may be incurred by BMO Nesbitt Burns in connection with the provision of its services.

      BMO Nesbitt Burns is not an insider, associate or affiliate of Ketch, Advantage or any of their respective associates or affiliates (collectively, the "Interested Parties"). BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Ketch and/or Advantage. BMO Nesbitt Burns may have executed and may execute transactions for the Interested Parties and clients from whom it has received or may receive compensation. BMO Nesbitt Burns, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Arrangement and the Interested Parties. BMO Nesbitt Burns' controlling shareholder, Bank of Montreal, is a lender to Ketch and Advantage, and will continue to be a lender to Advantage, in the ordinary course of business.

      Other than as set forth above, there are no understandings, agreements or commitments between BMO Nesbitt Burns and the Interested Parties with respect to any future business dealings. BMO Nesbitt Burns may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for, and Bank of Montreal may provide banking services, to the Interested Parties.

      BMO Nesbitt Burns understands that this opinion and a summary of this opinion will be included in the Joint Information Circular, and, subject to the terms of the Engagement Agreement, BMO Nesbitt Burns consents to the inclusion of this opinion in its entirety, together with a summary thereof, in a form acceptable to BMO Nesbitt Burns, in the Joint Information Circular and to the filing thereof with the Toronto Stock Exchange, the New York Stock Exchange and securities commissions or similar regulatory authorities in each province of Canada and in the United States where such filing is required.

CREDENTIALS OF BMO NESBITT BURNS

      BMO Nesbitt Burns is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. BMO Nesbitt Burns has participated in a significant number of transactions involving public and private companies, income funds and royalty trusts and has extensive experience in preparing valuations and fairness opinions.

      The opinion expressed herein is the opinion of BMO Nesbitt Burns, the form and content of which have been approved for release by a committee of directors and other professionals of BMO Nesbitt Burns, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

SCOPE OF REVIEW

      In preparing this opinion, BMO Nesbitt Burns has reviewed and/or relied upon, among other things, the following (without attempting to verify the accuracy or completeness thereof):

ARRANGEMENT DOCUMENTS:

(a) The Arrangement Agreement pursuant to which the Arrangement will be implemented;

(b) The letter agreement dated April 24, 2006 between Advantage, AOG and AIM providing the terms for the Advantage Management Internalization; and

(c)   A draft dated May 12, 2006 of the Joint Information Circular.

FINANCIAL DISCLOSURE RELATING TO KETCH:

(d) Audited consolidated financial statements of Ketch as at and for the years ended December 31, 2005 and 2004;

(e) Audited consolidated financial statements of KRL as at and for the year ended December 31, 2003;

(f) Management's Discussion and Analysis prepared by Ketch management for the years ended December 31, 2005 and 2004;

(g) Management's Discussion and Analysis prepared by KRL management for the year ended December 31,2003;

(h) Draft interim unaudited consolidated financial statements of Ketch for the three months ended March 31,2006;

(i) Draft Management's Discussion and Analysis prepared by Ketch management for the three months ended March 31, 2006;

(j) Annual information forms of Ketch for the years ended December 31, 2005 and 2004;

(k)   Annual information form of KRL for the year ended December 31, 2003;

(1) The management information circular and proxy statement dated March 27, 2006 for the annual and special meeting of Ketch Unitholders to be held on May 16, 2006;

(m) Final short form prospectuses of Ketch dated February 8, 2005 and May 10, 2005;

(n) The material change report of Ketch dated April 26, 2006 relating to the Arrangement; and

(o)   Public  information  related  to  the  business,  operations,   financial
      performance and trading histories of Ketch and other selected oil and gas companies and royalty trusts, as we considered relevant.

RESERVE AND OTHER EVALUATION INFORMATION RELATING TO KETCH:

(p) The evaluation report, effective December 31, 2005 of GLJ Petroleum Consultants Ltd., of Calgary, Alberta, regarding the petroleum and natural gas reserves of Ketch; and

(q) A summary of undeveloped land position as at December 31, 2005 prepared by management of Ketch.

OTHER INFORMATION, INTERVIEWS AND DISCUSSIONS RELATING TO KETCH:

(r)   Financial  and  operating  information,   including  internal  management
      forecasts, prepared by or obtained on behalf of Ketch;

(s) Discussions with senior officers of KRL regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

(t) Due diligence meetings with the management, auditors and legal counsel of Ketch;

(u) A letter of representation from senior officers of KRL, for and on behalf of KRL and Ketch, addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this opinion is based; and

(v) Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

FINANCIAL DISCLOSURE RELATING TO ADVANTAGE:

(w) Audited consolidated financial statements of Advantage as at and for the years ended December 31, 2005, 2004 and 2003;

(x) Management's Discussion and Analysis prepared by Advantage management for the years ended December 31, 2005, 2004 and 2003;

(y) Draft interim unaudited consolidated financial statements of Advantage for the three months ended March 31,2006;

(z)   Draft   Management's   Discussion  and  Analysis  prepared  by  Advantage
      management for the three months ended March 31, 2006;

(aa) Annual information forms of Advantage for the years ended December 31, 2005, 2004 and 2003;

(bb) The information circular and proxy statement dated March 7, 2006 for the annual and special meeting of Advantage Unitholders held on April 26, 2006;

(cc) The management agreement between AOG and AIM dated May 24, 2001 as amended and restated October 4, 2004 and December 30, 2005;

(dd)  Final short form prospectus of Advantage dated January 31, 2005;

(ee) The material change report of Advantage dated May 5, 2006 relating to the Arrangement; and

(ff)  Public  information  related  to  the  business,  operations,   financial
      performance and trading histories of Advantage and other selected oil and gas companies and royalty trusts, as we considered relevant.

 RESERVE AND OTHER EVALUATION INFORMATION RELATING TO ADVANTAGE:

(gg) The evaluation report, effective December 31, 2005, of Sproule Associates Limited of Calgary, Alberta, regarding the petroleum and natural gas reserves of Advantage; and

(hh) A summary of undeveloped land position as at December 31, 2005 prepared by management of Advantage.

 OTHER INFORMATION, INTERVIEWS AND DISCUSSIONS RELATING TO ADVANTAGE:

(ii)  Financial  and  operating  information,   including  internal  management
      forecasts, prepared by or obtained on behalf of Advantage;

(jj)  Discussions  with  senior  officers  of AOG and AIM  regarding  financial
      results,   budgets  and  business  plans,  key  assets  and  obligations, development projects and abandonment and site reclamation obligations;

(kk)  Due  diligence   meetings  with  the  management  and  legal  counsel  of
      Advantage;

(11) A letter of representation from senior officers of AOG, for and on behalf of AOG and Advantage, addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this opinion is based; and

(mm) Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

      In addition to the information described above, BMO Nesbitt Burns also participated in certain discussions with senior officers of KRL and with Osier, Hoskin & Harcourt LLP, Ketch's external legal counsel, regarding the Arrangement.

ASSUMPTIONS AND LIMITATIONS

      BMO Nesbitt Burns has relied, without independent verification, upon all financial and other information that was obtained by us from public sources or that was provided to us by or on behalf of the Interested Parties and their advisors or otherwise. We have assumed that all such information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. Our opinion is conditional upon such completeness and accuracy and not omitting such facts. We have not conducted any independent investigation to verify the completeness or accuracy of any of such information. With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that such forecasts and budgets have been reasonably prepared on the basis reflecting the best currently available estimates and judgment of senior management of the Interested Parties as to the matters covered thereby. Senior management of Ketch and Advantage have represented to us, in certificates delivered as of the date hereof, that, to the best of their knowledge, information and belief, among other things (i) the information, data and other material (collectively, the "Information") provided to us was, at the date the Information was provided to us, and is, complete, true and correct, (ii) the Information did not, and does not, contain any untrue statement of a material fact or omit to state a material fact in respect of the Interested Parties, or the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was provided, and (iii) since the dates as of which the Information was provided, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Interested Parties, and no material change has occurred in the Information, or any part thereof, which would reasonably be expected to have a material effect on this opinion.

      With respect to all legal and tax matters relating to the Arrangement and the implementation thereof, we have relied upon Ketch's legal and tax counsel and have assumed the accuracy of the disclosure, including the validity and efficacy of the procedures being followed to implement the Arrangement, all as set forth in the Joint Information Circular that we have reviewed and do not express any opinion thereon. We do not express any opinion with respect to the tax consequences to Ketch or any Ketch Unitholder that may arise as a result of the Arrangement and have assumed that no material negative tax consequences arise to Ketch Unitholders who are residents of Canada as a result of the Arrangement. The Arrangement is subject to a number of conditions outside of the control of Ketch and Advantage and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this opinion we express no view as to the likelihood that the conditions to the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the timeframe indicated in the Joint Information Circular. We have assumed that the Arrangement will be implemented as set out in the Joint Information Circular and the Arrangement Agreement.

      This opinion is based on the securities markets, economic, general, business and financial conditions prevailing as of the date of this opinion and the conditions and prospects, financial and otherwise, of Ketch and Advantage as they were reflected in the information reviewed by us. In our analysis and in preparing this opinion, BMO Nesbitt Burns has made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of any party involved in the Arrangement. BMO Nesbitt Burns believes that the analyses described in this opinion must be considered as a whole and that selecting portions of such analyses or the factors considered by BMO Nesbitt Burns, without considering all factors and analyses together, could create a misleading view of the process underlying this opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

      This opinion is provided to the Board of Directors of KRL for its use only and may not be relied upon by any other person. BMO Nesbitt Burns disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion, which may come or be brought to the attention of BMO Nesbitt Burns after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the opinion after the date hereof, BMO Nesbitt Burns reserves the right to change, modify or withdraw the opinion.

      BMO Nesbitt Burns is not expressing herein any opinion as to the price at which the Advantage Units will trade after the completion of the Arrangement. This opinion should not be construed as a recommendation to vote in favour of the Arrangement.

FAIRNESS CONCLUSION

      Based upon and subject to the foregoing and such other matters as we consider relevant, BMO Nesbitt Burns is of the opinion that, as of the date hereof, the Consideration to be received by Ketch Unitholders pursuant to the Arrangement is fair, from a financial point of view, to Ketch Unitholders. BMO Nesbitt Burns Inc.

                                                  Yours very truly,


                                                  /s/ BMO Nesbitt Burns Inc.
                                                  --------------------------
                                                  BMO NESBITT BURNS INC.

                               [GRAPHIC OMITTED]
                           [LOGO - TRISTONE CAPITAL]




May 12, 2006


Board of Directors
Ketch Resources Trust
300, 440 -  2nd Avenue SW
Calgary, AB Canada T2P 5E9


Dear Sirs,

Tristone Capital Inc. ("Tristone", "we", "us", or "our") understands that, pursuant to an arrangement agreement dated as of April 24, 2006 (the "Arrangement Agreement"), Ketch Resources Trust ("Ketch") and Advantage Energy Income Fund ("Advantage") are proposing to enter into a plan of arrangement (the "Arrangement") under the provisions of the BUSINESS CORPORATIONS ACT (Alberta), pursuant to which Advantage will directly or indirectly acquire all the issued and outstanding trust units of Ketch (the "Ketch Units"). Under the terms of the Arrangement, each Ketch Unit will be exchanged for 0.565 of a trust unit of Advantage (each whole trust unit being an "Advantage Unit"). As part of the Arrangement, Advantage will eliminate its management agreement with Advantage Investment Management Ltd. ("AIM") through the purchase of all the shares of AIM for consideration of $44 million payable through the issuance of 1,933,215 Advantage Units.

Tristone also understands that the Arrangement will be described in a joint information circular of Ketch and Advantage (the "Information Circular") to be mailed to holders of Ketch Units ("Ketch Unitholders") and Advantage Units ("Advantage Unitholders") in respect of separate special meetings of the Ketch Unitholders and the Advantage Unitholders to be held for the purpose of approving the Arrangement. The Arrangement will be subject to a number of conditions, which must be satisfied or waived in order for the Arrangement to become effective, as will be described in the Information Circular.


TRISTONE'S ENGAGEMENT

The board of directors of Ketch (the "Board") formally retained Tristone pursuant to an engagement agreement dated July 20, 2005 (the "Engagement Agreement") to act as Ketch's financial advisor with respect to evaluating strategic alternatives available to Ketch, and to provide an opinion (our "Opinion") as to the fairness to the Ketch Unitholders, from a financial point of view, of the consideration to be received by Ketch Unitholders pursuant to a transaction that may result from the pursuit of one or more of those strategic alternatives. In consideration for our services, including the provision of our Opinion, Tristone is to be paid a fee, the amount of which is contingent on the


-------------------------------------------------------------------------------
                 2020 ROYAL BANK BUILDING - 335 - 8TH AVENUE SW
                            CALGARY, ALBERTA T2P1C9
                             PHONE: (403) 294-9541
                              FAX: (403) 294-9543

Ketch Resources Trust
May 12, 2006



success of the Arrangement, and is to be reimbursed for reasonable out-of-pocket expenses. In addition, Tristone is to be indemnified by Ketch under certain circumstances. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of Ketch or any of its securities, assets or liabilities and our Opinion should not be construed as such.

Our Opinion may be relied upon by the Board for the purposes of considering the Arrangement and the Board's recommendation to the Ketch Unitholders with respect to the Arrangement, and, except for its inclusion, and the inclusion of a summary of and references thereto, in the Information Circular, may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person, or for any other purpose, without our express prior written consent. Our Opinion is not to be construed as a recommendation to any Ketch Unitholder as to whether or not such holder should vote in favour of the Arrangement.


CREDENTIALS OF TRISTONE

Tristone is a fully registered investment dealer focusing on Canadian and international companies participating in oil and gas exploration, production and services, energy transportation, and energy income trusts. Tristone provides investment banking, mergers and acquisitions, equity sales, research and trading services to Canadian and international companies active in or investing in the energy industry. The wording of our Opinion and the form and content hereof have been approved for release by a committee of the managing directors of Tristone, each of whom is experienced in merger, acquisition, divestiture and valuation matters.


INDEPENDENCE OF TRISTONE

None of Tristone, its affiliates and its associates is an insider, associate or affiliate (as those terms are defined in the SECURITIES ACT (Alberta)) of Ketch or Advantage, or any of their respective associates or affiliates (collectively, "Interested Parties"). Tristone is not acting as an advisor to Ketch or Advantage, or any other interested party, in connection with any matter, other than acting as financial advisor to Ketch as outlined above.

Tristone acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have and may in the future have positions in the securities of Ketch and Advantage, and from time to time, may have executed or may execute transactions on behalf of Ketch and Advantage or clients for which it received or may receive compensation. In addition, as an investment dealer, Tristone conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including research with respect to Ketch or Advantage.

Other than the Engagement Agreement, there are no understandings, agreements or commitments between Tristone and Ketch, or any other Interested Party, with respect to any future business dealings. Tristone may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Ketch, Advantage or any other Interested Party.

Ketch Resources Trust
May 12, 2006



SCOPE OF REVIEW

In carrying out this engagement and in formulating our Opinion, we have reviewed, considered, conducted, undertaken, and relied upon, among other things:

    I.     The Arrangement Agreement;

    II.    A draft of the Information Circular;

    III. The letter agreement dated April 24, 2006 between Advantage, Advantage Oil & Gas Ltd. and Advantage Investment Management Ltd. with respect to the intemalization of Advantage's management;

    IV. The audited financial statements of Ketch as at and for the year ended December 31,2005 and together with the notes thereto and the auditor's report thereon;

    V. Ketch's management discussion and analysis for the year ended December 31,2005;

    VI.    Ketch's  unaudited  interim  financial   statements  and  management
           discussion and analysis for each of the quarters ended September 30,2005, June 30,2005, and March 31,2005;

    VII. A draft of Ketch's interim financial statements for the quarter ended March 31,2006;

    VIII. Ketch's Statement of Reserves Data and Other Oil and Gas Information as at December 31, 2005;

    IX.    Ketch's  Annual Report to  Unitholders  for the year ended  December
           31,2005;

    X. Ketch's' Annual Information Form for the year ended December 31, 2005, dated March 27, 2006;

    XI. Ketch's Management Information Circular dated March 27, 2006 for the annual meeting of Ketch Unitholders to be held on May 16,2006;

    XII.   All press releases issued by Ketch since January 20, 2005;

    XIII.  The Final Short Form Prospectus of Ketch dated May 10,2005;

    XIV. Discussions with Ketch management with regard to, among other things, the business, operations, assets and future potential of Ketch;

    XV. Certain internal financial information, financial and operational projections of Ketch as provided by Ketch management;

    XVI. The audited financial statements of Advantage as at and for the years ended December 31, 2005 and December 31,2004, together with the notes thereto and the auditor's report thereon;

    XVII. Advantage's management discussion and analysis for the years ended December 31, 2005 and December 31,2004;

Ketch Resources Trust
May 12, 2006



    XVIII. Advantage's unaudited interim financial statements and management discussion and analysis for each of the quarters ended September 30,2005, June 30, 2005, and March 31,2005;

    XIX. A draft of Advantage's interim financial statements for the quarter ended March 31,2006;

    XX. Advantage's Annual Information Form for the year ended December 31, 2005, dated March 7, 2006;

    XXI. Advantage's Annual Report to Unitholders for the year ended December 31, 2005;

    XXII. Advantage's Management Information Circular dated March 7,2006 forthe annual general and special meeting of Advantage Unitholders to be held on April 26,2006;

    XXIII. All press releases issued by Advantage since December 31,2004;

    XXIV. Advantage's management agreement with AIM dated May 24, 2001 and amended and restated as of October 4,2004 and December 30,2005;

    XXV. Discussions with Advantage management with regard to, among other things, the business, operations, assets and future potential of Advantage;

    XXVI. Certain internal financial information, financial and operational projections of Advantage as provided by Advantage management;

    XXVII. Publicly available information related to the business,  operations,
           financial   performance  and  stock  trading   histories  of  Ketch,
           Advantage and other selected public oil and gas entities;

    XXVIII. Data with respect to other transactions of a comparable nature considered by Tristone to be relevant;

    XXIX.  Other   information,   analyses  and   investigations   as  Tristone
           considered appropriate in the circumstances; and

    XXX.   Certificates  of senior  officers of Ketch and  Advantage  dated May
           12,2006.


ASSUMPTIONS AND LIMITATIONS

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, and information relating to Ketch and Advantage, or provided to us by Advantage, Ketch and their respective affiliates or advisors or otherwise pursuant to our engagement (collectively the "Information"), and our Opinion is conditional upon such completeness, accuracy and fairness. We have not attempted to verify independently the accuracy or completeness of any such Information. Senior officers of Ketch and Advantage have represented to us, in certificates delivered as at the date hereof (referred to in Section XXX in the Scope of Review), among other things, that the Information provided to us on behalf of Ketch and Advantage was complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of Ketch or

Ketch Resources Trust
May 12, 2006



Advantage or in Ketch's or Advantage's assets, liabilities (contingent or otherwise), business or operations, as the case may be, and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

Our Opinion is rendered as of the date hereof on the basis of securities markets, economic and general business and financial conditions prevailing as at such date, and the condition and prospects, financial and otherwise, of Ketch and Advantage as they were reflected in the Information and in other documents reviewed by us. In rendering our Opinion, we have assumed that there are no undisclosed material facts relating to Ketch, Advantage or their respective businesses, operations, capital or future prospects. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after the date hereof.

In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

In arriving at our Opinion, in addition to the facts and conclusions contained in the Information, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement, and we express no opinion on such procedures. We have, with respect to all legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of legal and tax counsel to Ketch and express no view thereon. The Arrangement is subject to a number of conditions outside the control of Ketch and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied (or waived by the appropriate parties) in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering our Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Arrangement Agreement to be described in the Information Circular, or that the Arrangement will be implemented at all. Our Opinion has been provided solely for the use of the Board as contemplated herein and is not intended to be, and does not constitute, a recommendation as to whether any Ketch Unitholder should vote in favour of the Arrangement.

Our conclusion set forth below as to the fairness, from a financial point of view, of the consideration to be received by Ketch Unitholders under the Arrangement is based on our review of the Arrangement as a whole rather than on any particular elements of the Arrangement, and our Opinion should be read in its entirety.


CONCLUSION

Based upon and subject to the foregoing, and such other matters as we consider relevant, Tristone is of the opinion that, as of the date hereof, the consideration to be received by the Ketch Unitholders under the Arrangement is fair, from a financial point of view, to Ketch Unitholders.


Yours very truly,


/s/ Tristone Capital Inc.
---------------------------
TRISTONE CAPITAL INC.

                                   SCHEDULE G

                    PRO FORMA COMBINED FINANCIAL STATEMENTS

COMPILATION REPORT

To the Board of Directors of Advantage Oil & Gas Ltd.

We have read the accompanying unaudited pro forma combined balance sheet of Advantage Energy Income Fund (the "Fund") as at December 31, 2005 and the unaudited pro forma combined statement of income for the year then ended, and have performed the following procedures:

   1. Compared the figures in the columns captioned "Advantage Energy Income Fund" to the audited consolidated financial statements of the Fund as at December 31, 2005 and for the year then ended, and found them to be in agreement.

   2. Compared the figures in the columns captioned "Ketch Resources Trust" to the audited consolidated financial statements of Ketch Resources Trust as at December 31, 2005 and for the year then ended, and found them to be in agreement.

   3. Made enquires of certain officials of the Fund who have responsibility for financial and accounting matters about:

        a)  the basis for the determination of the pro forma adjustments; and

        b) whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

        The officials:

        a) described to us the basis for determination of the pro forma adjustments; and

        b) stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   4. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

   5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other applicable columns as at December 31, 2005 and for the year then ended and found the amounts in the columns captioned "Pro Forma Combined" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.


(signed) "KPMG LLP"
Chartered Accountants
Calgary, Canada
May 12, 2006

ADVANTAGE ENERGY INCOME FUND
PRO FORMA COMBINED BALANCE SHEET
DECEMBER 31, 2005
UNAUDITED

-----------------------------------------------------------------------------------------------------------------------------
                                                  Advantage Energy        Ketch                  Pro Forma         Pro Forma
(thousands of dollars)                               Income Fund      Resources Trust           Adjustments        Combined
-----------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
   Accounts receivable                            $     51,788        $    51,963               $        -      $   103,751
   Prepaid expenses and deposits                         7,791              4,514                        -           12,305
   Hedging asset                                             -                 25                        -               25
-----------------------------------------------------------------------------------------------------------------------------
                                                        59,579             56,502                        -          116,081
Fixed assets                                           907,795            535,734       2a)        425,746        1,869,275
Goodwill                                                45,473             80,542       2b)         85,530          211,545
Deferred charges, net of amortization                        -              2,479       2c)         (2,479)               -
-----------------------------------------------------------------------------------------------------------------------------
                                                  $ 1,012,847         $   675,257               $  508,797      $ 2,196,901
-----------------------------------------------------------------------------------------------------------------------------

Liabilities
Current liabilities
   Accounts payable and accrued liabilities       $     76,371        $    64,347       2d)     $   10,407      $   151,125
   Cash distributions payable to Unitholders            14,462              7,198                        -           21,660
   Current portion of capital lease obligations            358              1,231                        -            1,589
   Bank indebtedness                                         -              3,821                        -            3,821
-----------------------------------------------------------------------------------------------------------------------------
                                                        91,191             76,597                   10,407          178,195
Capital lease obligations                                1,346              1,282                        -            2,628
Bank indebtedness                                      252,476            125,000                        -          377,476
Convertible debentures                                 126,081             66,086       2e)          3,914          196,081
Asset retirement obligations                            21,263             10,450                        -           31,713
Future income taxes                                     99,026             26,486       2f)        144,754          270,266
Other long-term liabilities                                  -                122       2g)           (122)               -
-----------------------------------------------------------------------------------------------------------------------------
                                                       591,383            306,023                  158,953        1,056,359
-----------------------------------------------------------------------------------------------------------------------------
Non-controlling Interest
Exchangeable shares                                      2,369                  -       2j)         (2,369)               -
-----------------------------------------------------------------------------------------------------------------------------
Unitholders' Equity
Unitholders' capital                                   681,574            371,644       2h),       392,462        1,445,680
                                                                                   2i), 2j)
Convertible debentures equity component                  6,159              4,355       2e)         (3,014)           7,500
Contributed surplus                                      1,036              1,168       2h)         (1,168)           1,036
Accumulated income                                     177,709             69,612  2h), 2i)       (113,612)         133,709
Accumulated cash distributions                        (447,383)           (77,545)      2h)         77,545         (447,383)
-----------------------------------------------------------------------------------------------------------------------------
                                                       419,095            369,234                  352,213        1,140,542
-----------------------------------------------------------------------------------------------------------------------------
                                                  $  1,012,847        $   675,257               $  508,797      $ 2,196,901
-----------------------------------------------------------------------------------------------------------------------------

ADVANTAGE ENERGY INCOME FUND
PRO FORMA COMBINED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005
UNAUDITED

-----------------------------------------------------------------------------------------------------------------------------
(thousands of dollars,                            Advantage Energy        Ketch                  Pro Forma         Pro Forma
 except for per Unit amounts)                        Income Fund      Resources Trust           Adjustments        Combined
-----------------------------------------------------------------------------------------------------------------------------
Revenue
  Petroleum and natural gas                       $   376,572            223,308        3a)         25,451          625,331
  Unrealized hedging gain (loss)                          214               (935)                        -             (721)
  Royalties, net of Alberta Royalty Credit            (74,290)           (54,993)  3a), 3b)         (5,997)        (135,280)
-----------------------------------------------------------------------------------------------------------------------------
                                                      302,496            167,380                    19,454          489,330
-----------------------------------------------------------------------------------------------------------------------------
Expenses
  Operating                                            57,941             30,931        3a)          2,900           91,772
  Transportation                                            -              4,847                         -            4,847
  General and administrative                            5,452              4,978                         -           10,430
  Unit-based compensation                                   -                762                         -              762
  Management fee                                        3,665                  -        3c)          2,236            5,901
  Performance incen tive                               10,544                  -                         -           10,544
  Interest                                             10,275              5,608                         -           15,883
  Interest and accretion on convertible debentures     13,392              3,283        3d)           (763)          15,912
  Depletion, depreciation and accretion               135,096             72,336        3e)         77,102          284,534
  Plan of Arrangement                                       -              3,420                         -            3,420
-----------------------------------------------------------------------------------------------------------------------------
                                                      236,365            126,165                    81,475          444,005
-----------------------------------------------------------------------------------------------------------------------------
Income before taxes and non-controlling interest       66,131             41,215                   (62,021)          45,325
Future income tax reduction                           (11,371)            (8,244)       3f)        (21,347)         (40,962)
Income and capital taxes                                2,198              1,012        3g)            960            4,170
-----------------------------------------------------------------------------------------------------------------------------
                                                       (9,173)            (7,232)                  (20,387)         (36,792)
-----------------------------------------------------------------------------------------------------------------------------
Net income before non-controlling interest             75,304             48,447                   (41,634)          82,117
Non-controlling interest                                  232                  -        3h)           (232)               -
-----------------------------------------------------------------------------------------------------------------------------
Net income                                        $    75,072             48,447                   (41,402)          82,117
-----------------------------------------------------------------------------------------------------------------------------
Net income per Trust Unit
  Basic                                           $      1.33               0.96                        3i)            0.90
  Diluted                                         $      1.32               0.96                        3i)            0.90
-----------------------------------------------------------------------------------------------------------------------------

                          ADVANTAGE ENERGY INCOME FUND
                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)


1.   BASIS OF PRESENTATION

The accompanying unaudited pro forma combined balance sheet as at December 31, 2005 and the unaudited pro forma combined statement of income for the year ended December 31, 2005 (the "Pro Forma Financial Statements") have been prepared in accordance with Canadian generally accepted accounting principles for inclusion in the Joint Information Circular and Proxy Statement of Advantage Energy Income Fund ("Advantage" or the "Fund") and Ketch Resources Trust ("Ketch") dated May 12, 2006. The Pro Forma Financial Statements reflect the financial position and earnings assuming the acquisition of Ketch had occurred on December 31, 2005 and January 1, 2005, respectively. The Pro Forma Financial Statements have been prepared from the following financial statements and financial information:

     a) The audited consolidated balance sheet and consolidated statement of income and accumulated income of Advantage as at and for the year ended December 31, 2005 including the notes thereto; and

     b) The audited consolidated balance sheet and consolidated statement of earnings and accumulated earnings of Ketch as at and for the year ended December 31, 2005 including the notes thereto.

These Pro Forma Financial Statements should be read in conjunction with the audited consolidated financial statements of Advantage and Ketch, including the notes to the audited consolidated financial statements.

In the opinion of Advantage management, these Pro Forma Financial Statements include all material adjustments necessary for fair presentation. The Pro Forma Financial Statements may not necessarily be indicative of the financial results or operations that would have occurred if the acquisitions and related events reflected herein and described in Notes 2 and 3 to the Pro Forma Financial Statements had occurred on the assumed dates or the results that may be obtained in future periods. In preparing these Pro Forma Financial Statements, no adjustments have been made to reflect the operating synergies and related cost savings that may result from combining the operations of Advantage and Ketch. Further, adjustments have not been made to reflect the administrative efficiencies that may result from combining the operations of Advantage and Ketch.

2.   PRO FORMA COMBINED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS

KETCH ACQUISITION

The proposed acquisition of Ketch by Advantage is detailed in the Plan of Arrangement (the "Arrangement") and outlined in the Joint Information Circular and Proxy Statement dated May 12, 2006, which is subject to approval by two-thirds of the Unitholders of both Advantage and Ketch, anticipated to occur on June 22, 2006.

Under the Arrangement, Advantage will acquire the net assets of Ketch whereby each Ketch Trust Unit will be exchanged for 0.565 of an Advantage Trust Unit, resulting in total estimated consideration of $728.1 million, including acquisition costs. The acquisition will be accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The actual fair values of the net assets acquired and liabilities assumed will be determined subsequent to final approval of the transaction when the acquisition is completed. The allocation of the purchase price will be subject to further refinement as certain cost estimates are realized and the tax balances are finalized. For purposes of preparing the Pro Forma Combined Balance Sheet, the estimated purchase price has been allocated to the net assets acquired and liabilities assumed based on the estimated fair values at December 31, 2005 as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED:                       CONSIDERATION:
--------------------------------------------                       -------------
(000'S)                                                            (000'S)

Fixed assets                                    $  961,480         32,507,102 Trust Units issued           $  717,737
Goodwill                                           166,072         Acquisition costs incurred                  10,407
                                                                                                           ----------
Future income taxes                               (171,240)                                                $  728,144
                                                                                                           ==========
Bank indebtedness                                 (128,821)
Convertible debentures, liability                  (70,000)
Convertible debentures, equity                      (1,341)
Net working capital (deficiency)                   (15,043)
Asset retirement obligations                       (10,450)
Capital lease obligations                           (2,513)
                                                -----------
                                                $  728,144

The value of the Trust Units to be issued was determined based on the weighted average trading value of Advantage Trust Units before and after the terms of the acquisition were agreed to and announced.

The following pro forma adjustments have been made to the Pro Forma Combined Balance Sheet to reflect Advantage's acquisition of Ketch assuming the acquisition occurred on December 31, 2005:

     a) Fixed assets from the acquisition are shown at $961.5 million representing the estimated fair value of all petroleum and natural gas assets.

     b) Goodwill of $166.1 million represents the amount of consideration in excess of the fair value assigned to the net identifiable assets and liabilities acquired.

     c) Ketch's deferred charges relate to issuance costs associated with their convertible debenture offering. Such costs have been removed as no value is attributable and the convertible debentures have been separately valued.

     d)   Additional   liabilities   of  $10.4   million   comprise   estimated
          transaction costs associated with the Plan of Arrangement, severance costs, and other integration related costs.

     e) The valuation of convertible debentures has been adjusted to reflect Advantage's assumption of the outstanding convertible debentures at a fair value of $70.0 million for the liability component and $1.3 million for the equity component. The valuation is determined based on prevailing interest rates, trading values of the convertible debentures, trading values of the Trust Units, expected yield, expected volatility, and other relevant factors. On closing of the acquisition, the conversion price of the outstanding convertible debentures will be adjusted to approximately $24.96 based on the exchange ratio of 0.565.

     f) Upon closing of the acquisition, the net assets, liabilities and operations of Ketch's operating company will be amalgamated with Advantage's operating company and continue as Advantage Oil & Gas Ltd. A future tax liability of $171.2 million has been ascribed that relates to differences between the accounting and tax bases of the operating company's assets and liabilities as a result of the acquisition. In the Fund's structure, payments are made between the operating company and the Fund transferring income tax obligations to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company or the Fund in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time.

     g) No value has been assigned to the other long-term liabilities of Ketch which represents the unvested portion of RTU's issued in 2005 and 2006.

     h) Unitholders' capital of $717.7 million has been recorded which represents the fair value of issuing 32,507,102 Trust Units of Advantage as consideration for the acquisition of the net assets and liabilities of Ketch. The other components of Ketch's Unitholders' Equity consisting of contributed surplus, accumulated income and accumulated cash distributions have been removed. The changes in Advantage's unitholders' capital from December 31, 2005 are as follows:

                                                                                                 AMOUNT
                                                                         NUMBER OF UNITS         (000'S)
          ----------------------------------------------------------------------------------------------
          Balance at December 31, 2005                                       57,846,324        $ 681,574
          Trust Units issued on Ketch acquisition (note 2h)                  32,507,102          717,737
          Internalization of external management contract (note 2i)           1,933,216           44,000
          REDEMPTION OF EXCHANGEABLE SHARES (NOTE 2J)                           127,013            2,369
          ----------------------------------------------------------------------------------------------

          BALANCE PER PRO FORMA COMBINED BALANCE SHEET                       92,413,655      $ 1,445,680
          ----------------------------------------------------------------------------------------------

     i) On April 25, 2006, Advantage announced plans to internalize the external management contract structure and eliminate all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM") to purchase all of the outstanding shares of AIM pursuant to the terms of the Arrangement for total consideration of $44.0 million. The consideration will be settled by the Fund through the issuance of 1,933,216 Advantage Trust Units valued using the 10-day volume weighted average price on the TSX of $22.76 per Advantage Trust Unit. The Trust Unit consideration will be placed in escrow for a 3-year period ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees. The $44.0 million settlement has been charged to accumulated income and recorded as unitholders' capital as at December 31, 2005.

OTHER PRO FORMA ADJUSTMENTS
---------------------------

     j) On March 8, 2006 Advantage's operating company elected to exercise its redemption right to redeem all of the remaining Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by the delivery of Advantage Trust Units equal to the Exchange Ratio in effect on May 9, 2006. Therefore, non-controlling interest represented by outstanding Exchangeable Shares has been reclassified to unitholders' capital.


3.   PRO FORMA COMBINED STATEMENT OF INCOME ASSUMPTIONS AND ADJUSTMENTS

The Pro Forma Combined Statement of Income has been prepared to reflect the earnings of Advantage assuming the acquisition of Ketch occurred on January 1, 2005 based on the purchase price allocation as detailed in Note 2. The adjustments to the Pro Forma Combined Statement of Income to reflect the impact of assuming the Ketch acquisition occurred on January 1, 2005 are summarized as follows:

     a) On May 31, 2005, Ketch announced the completion of the acquisition of natural gas assets at Martin Creek in northeastern British Columbia and at Lookout Butte in southern Alberta from Pioneer Natural Resources Canada Inc. (the "Pioneer Acquisition") for total consideration of approximately $249.3 million, net of purchase price adjustments. The results of operations from the Pioneer Acquisition are included in the financial results of Ketch beginning May 31, 2005. The unaudited net operations for the period from January 1 to May 31, 2005 have been included in the pro forma adjustments as follows:

                                                             (000'S)
                  Petroleum and natural gas revenue          $ 25,451
                  Royalties                                     5,497
                                                            ---------
                                                               19,954
                  Operating expenses                            2,900
                                                            ---------
                  Net operations                             $ 17,054
                                                             ========

     b) Royalties have been increased by $0.5 million to represent the maximum Alberta Royalty Credit available to Advantage as if Ketch had been acquired on January 1, 2005.

     c) Management fees have been increased by $2.2 million representing 1.5% of the additional operating cash flow from Ketch and the Pioneer Acquisition (note 3a) that would have been payable to the Manager pursuant to the Management Agreement as if the acquisition had occurred on January 1, 2005.

     d) Accretion expense on convertible debentures has been decreased by $0.8 million due to the adjustment of the convertible debenture liability component to fair value (note 2e).

     e) Depletion and depreciation expense has been increased $77.1 million. Depletion and depreciation expense was determined using the "full cost" method of accounting based on combined proved reserves, future development costs, costs for unproved properties and production volumes consistent with Advantage's current accounting policies. The purchase price allocation to fixed assets associated with the acquisition has been assumed to occur on January 1, 2005 and accordingly increases the depletion and depreciation expense recorded throughout the year.

     f) A future income tax reduction of $21.3 million has been recorded representing the tax impact associated with the adjustments to the Pro Forma Combined Statement of Income. Due to Advantage's trust structure, future income taxes generally do not have a direct relationship to income as payments made between the operating company and the Fund effectively transfer income tax obligations to the Unitholders through distributions. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company or the Fund in the future. With regards to the pro forma adjustments, Advantage has made no assumptions or adjustments concerning the nature and extent of the income that may have been paid by the operating company to the Fund and the impact that this may have had on distributions and the resulting future tax reduction.

     g)   Capital  taxes  have  been  increased  $1.0  million  related  to the
          increased  equity  of  the  Fund's  operating   company  due  to  the
          acquisition of Ketch.

     h) Non-controlling interest expense has been eliminated due to the redemption of all remaining outstanding Exchangeable Shares which occurred on May 9, 2006 (note 2j).

     i) The pro forma basic weighted average number of Advantage Trust Units outstanding for the year ended December 31, 2005 is 91,331,962, including 32,507,102 Trust Units in connection with the Ketch acquisition and 1,933,216 related to internalization of management, both transactions assumed to occur on January 1, 2005, and 298,341 Trust Units representing the weighted average Exchangeable Shares outstanding during 2005 and also assumed to have been redeemed on January 1, 2005. The pro forma diluted weighted average number of Trust Units was 91,478,460, which excluded the impact of Advantage's and Ketch's convertible debentures as they are considered anti-dilutive.

                                   APPENDIX H

             SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

             SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

        (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

        (b)    amend its articles  under  section 173 to add,  change or remove
               any   restrictions  on  the  business  or  businesses  that  the corporation may carry on,

        (c)    amalgamate  with  another  corporation,   otherwise  than  under
               section 184 or 187,

        (d)    be  continued  under  the  laws of  another  jurisdiction  under section 189, or

        (e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)     In addition to any other right he may have,  but subject to  subsection
        (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

        (a) at or before any meeting of shareholders at which the resolution is to be voted on, or

        (b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

        (a)    by the corporation, or

        (b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

        to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)     Unless the Court otherwise  orders,  an offer referred to in subsection
        (7) shall be sent to each dissenting shareholder

        (a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

        (b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)     Every offer made under subsection (7) shall

        (a)    be made on the same terms, and

        (b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)    A dissenting shareholder

        (a) is not required to give security for costs in respect of an application under subsection (6), and

        (b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

        (a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

        (b)    the  trial  of  issues  and  interlocutory  matters,   including
               pleadings and examinations for discovery,

        (c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

        (d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

        (e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

        (f)    the service of documents, and

        (g)    the burden of proof on the parties.

(13)    On an application under subsection (6), the Court shall make an order

        (a)    fixing  the  fair  value  of  the  shares  in  accordance   with
               subsection (3) of all dissenting shareholders who are parties to the application,

        (b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

        (c) fixing the time within which the corporation must pay that amount to a shareholder.

(14)    On:

        (a) the action approved by the resolution from which the shareholder dissents becoming effective,

        (b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection
               (7) or otherwise, or

        (c)    the pronouncement of an order under subsection (13);

        whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)    Until one of the events mentioned in subsection (14) occurs,

        (a)    the shareholder may withdraw the shareholder's dissent, or

        (b)    the corporation may rescind the resolution,

        and  in  either  event   proceedings   under  this  section   shall  be
        discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)    If subsection (20) applies, the corporation shall, within 10 days after

        (a)    the pronouncement of an order under subsection (13), or

        (b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

        notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection
        (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

        (a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

        (b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

                          ADVANTAGE ENERGY INCOME FUND

                         RESTRICTED UNIT INCENTIVE PLAN

1.      THE PLAN

A Restricted Unit Incentive plan (the "PLAN") pursuant to which restricted units ("RESTRICTED UNITS") may be granted to the officers, employees and directors of Advantage Energy Income Fund (the "TRUST") or any of its subsidiaries, including Advantage Oil & Gas Ltd. (the "CORPORATION"), is hereby established on the terms and conditions herein set forth. This Plan is a full-value unit plan using the value of trust units of the Trust (the "TRUST UNITS") as the basis for the Restricted Units.

2.      PURPOSES

The principal purposes of this Plan are as follows:

(a) to retain and attract qualified officers, employees and directors that the Trust and the Trust Affiliates require;

(b) to promote a proprietary interest in the Trust by such officers, employees and directors, and to encourage such individuals to remain in the employ or service of the Trust and the Trust Affiliates and put forth maximum efforts for the success of the business of the Trust;

(c) to reward and encourage performance of certain officers, employees and directors; and

(d) to focus officers, employees and directors of the Trust and the Trust Affiliates on operating and financial performance and total long-term Unitholder return.

3.      DEFINITIONS

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a) "ADJUSTMENT RATIO" means, with respect to any Restricted Unit, the ratio used to adjust the number of Trust Units to be issued on the applicable Issue Date(s) pertaining to such Restricted Unit determined in accordance with the terms of this Plan; and, in respect of each Restricted Unit, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Fair Market Value of the Trust Units on the Distribution Payment Date;

(b) "BASE SALARIES" means the aggregate amount paid to eligible Service Providers consisting of all base salaries paid to employees (excluding variable compensation) and directors fees paid to directors for the applicable Return Period;

(c) "BOARD" means the board of directors of the Corporation as it may be constituted from time to time;

(d)     "CHANGE OF CONTROL" means:

        (i) the acceptance and sale by the Unitholders or holders of voting shares of the Corporation, representing in the aggregate more than fifty (50%) percent of all issued and outstanding Trust

               Units or voting shares of the Corporation, as the case may be, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Trust Units or voting shares of the Corporation; or

        (ii) the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Trust Units or shares of the Corporation acquired), directly or indirectly, of the beneficial ownership of such number of Trust Units or shares of the Corporation or rights to Trust Units or voting shares of the Corporation, which together with such person's then owned Trust Units or voting shares and rights to acquire Trust Units or voting shares, if any, represent (assuming the full exercise of such rights to acquire Trust Units or voting shares) more than fifty (50%) percent of the combined voting rights of the Trust Units or the Corporation's then outstanding voting shares, together with the Trust Units or voting shares that would be outstanding on the full exercise of the rights to acquire Trust Units or voting shares and such person's previously owned rights to acquire Trust Units or voting shares; or

        (iii) the closing of a transaction whereby either the Trust or the Corporation merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Unitholders or shareholders of the Corporation prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

        (iv) the passing of a resolution by the Board, or Unitholders or shareholders of the Corporation to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a BONA FIDE reorganization of the Trust or Corporation in circumstances where the business of the
               Corporation is continued and where the unitholdings or shareholdings, as the case may be, remain substantially the same following the re-arrangement as existed prior to the re-arrangement); or

        (v) individuals who were members of the Board immediately prior to a meeting of the shareholders of the Corporation involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

        (vi) the sale by either the Trust or the Corporation of all or substantially all of its respective assets; or

        (vii)  the termination of the Trust;

(e) "COMMITTEE" has the meaning set forth in Section 4 hereof provided that if the Compensation or another committee is not appointed or authorized to administer this Plan by the Board, all references in this Plan to the Committee will be deemed to be references to the Board;

(f)     "CORPORATION" means Advantage Oil & Gas Ltd.;

(g) "DISTRIBUTION" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

(h) "DISTRIBUTION PAYMENT DATE" means any date that a Distribution is distributed to Unitholders;

(i) "DISTRIBUTION RECORD DATE" means the applicable record date in respect of any Distribution used to determine the Unitholders entitled to receive such Distribution;

(j)     "EFFECTIVE DATE" has the meaning ascribed thereto in Section 18 hereof;

(k) "EXCHANGES" means the TSX and the NYSE, or such other stock exchanges on which the Trust Units are then listed and posted for trading from time to time;

(l) "FAIR MARKET VALUE" with respect to a Trust Unit, as at any date means the weighted average of the prices at which the Trust Units traded on the Exchanges (or, if the Trust Units are not then listed and posted for trading on the Exchanges, on such stock exchange on which the Trust Units are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which the Trust Units traded on such Exchanges immediately preceding such date (with the Canadian dollar equivalent of trades occurring on the NYSE being determined based on the Noon Buying Rate for each such trading day). In the event that the Trust Units are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Trust Units as determined by the Board in its discretion, acting reasonably and in good faith;

(m) "GRANT DATE" means on or prior to January 15 in respect of the immediately prior Return Period;

(n)     "GRANTEE" has the meaning set forth in Section 5 hereof;

(o) "ISSUE DATE" means, with respect to any Restricted Unit, the date upon which Trust Units awarded thereunder shall be issued to the Grantee of such Restricted Unit;

(p) "MARKET CAPITALIZATION" means an amount equal to the weighted average number of Trust Units outstanding for the Return Period times the Unit Market Price at the beginning of the Return Period;

(q)     "MERCER"   means  Mercer   Human   Resource   Consulting,   independent
        compensation consultants or such other compensation consultants as determined from time to time by the Committee;

(r) "NOON BUYING RATE" means the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York;

(s)     "NOTICE DATE" has the meaning set forth in Section 7(d)(ii) hereof;

(t)     "NYSE" means the New York Stock Exchange;

(u)     "PARTICIPATION   FACTOR"  means  the  Service  Provider   Participation
        Percentage multiplied by the sum of (i) 2/3 X the Total Return Percentage; and (ii) 1/3 X the Total Return Percentage X the Peer Group Factor for the Return Period as determined by the Committee;

(v) "PEER GROUP" means, generally, comparable public Canadian oil and gas issuers that are trusts and competitors of the Trust and which shall be determined from time to time by the Committee;

(w) "PEER GROUP FACTOR" means the multiplier determined based on the Percentile Rank as outlined in Schedule "1" attached hereto and having a minimum multiplier of 0.4 and a maximum multiplier of 1.6;

(x) "PERCENTILE RANK" means, at any time when used to determine the Peer Group Factor applicable to adjust the number of Restricted Units available for grant for the next Return Period, expressed as a whole number, of Total Unitholder Return relative to returns calculated on a similar basis on trust units of members of the Peer Group over the previous Return Period;

(y) "RESTRICTED UNIT" means an award of Trust Units under this Plan designated as a "Restricted Unit" in the Unit Award Agreement pertaining thereto, which Trust Units shall be issued on the Issue Date(s) determined in accordance with Section 7(b)(i) hereof, subject to adjustment pursuant to the provisions of such Section 7(b)(i);

(z) "RETURN PERIOD" means the period for which the number of Restricted Units eligible for granting is calculated; which period shall be a calendar year, except for the year ended December 31, 2006, in which case the return period shall commence on the Effective Date;

(aa) "RU POOL" means, subject to Section 6(a), for a given Return Period, the Market Capitalization for the Return Period multiplied by the Participation Factor;

(bb)    "SERVICE PROVIDER" has the meaning set forth in Section 5 hereof;

(cc)    "SERVICE  PROVIDER  PARTICIPATION   PERCENTAGE"  means  the  percentage
        determined by the Board at the beginning of each Return Period with the initial Service Provider Participation Percentage being set at 2.5%;

(dd)    "SETTLEMENT AMOUNT" has the meaning set forth in Section 7(c) hereof;

(ee) "TOTAL RETURN PERCENTAGE" means the annual rate of return percentage to a holder of a Trust Unit for a particular Return Period based on the difference between the Unit Market Price at the beginning and end of the Return Period plus the cash distributions per Trust Unit divided by the Unit Market Price at the beginning of the Return Period, provided that such annual rate of return, for the purposes of calculating the RU Pool, cannot exceed 32.5%;

(ff) "TOTAL UNITHOLDER RETURN" means, with respect to any period, the total return to Unitholders on the Trust Units calculated using cumulative distributions on a reinvested basis and the change in the trading price of the Trust Units on the Exchanges over such period;

(gg)    "TRUST" means Advantage Energy Income Fund;

(hh) "TRUST AFFILIATE" means a corporation, partnership or trust that is affiliated with the Corporation or the Trust (within the meaning of the Securities Act (Alberta)) and for the purpose of this definition, a corporation, partnership or trust is affiliated with another corporation, partnership or trust if it directly or indirectly controls or is directly or indirectly controlled by that other corporation, partnership or trust through the ownership of securities;

(ii)    "TRUST UNITS" means trust units of the Trust;

(jj)    "TSX" means the Toronto Stock Exchange;

(kk) "UNIT AWARD AGREEMENT" has the meaning set forth in Section 7 hereof; and (ll) "UNIT MARKET PRICE" of the Trust Units at any date means the weighted average of the trading price per Trust Unit for such Trust Units for the seven (7) consecutive trading days immediately preceding such date and the seven (7) consecutive trading days from and including such date, on the TSX and the NYSE (with the Canadian dollar equivalent of trades occurring on the NYSE being determined based on the Noon Buying Rate for each such trading day) or, if on such date the Trust Units are not listed on the TSX or the NYSE, on the principal stock exchanges upon which such Trust Units are listed, or, if such Trust Units are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the Board of Directors.

(mm)    "UNITHOLDER" means a holder of Trust Units.

4.      ADMINISTRATION

This Plan shall be administered by the Human Resources, Compensation and Corporate Governance Committee of the Board or such other committee as the Board considers appropriate (the "COMMITTEE").

The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of this Plan, to administer this Plan and to exercise all the powers and authorities either specifically granted to it under this Plan or necessary or advisable in the administration of this Plan, including, without limitation:

(a)     the authority to make grants of Restricted Units;

(b)     to determine the Fair Market Value of the Trust Units on any date;

(c) to determine the Service Providers to whom Restricted Units shall be granted;

(d)     to determine the number of Trust Units to be covered by each Restricted
        Unit;

(e)     to determine members of the Peer Group from time to time;

(f) to determine the Total Unitholder Return of the Trust and the Peer Group at any time;

(g) to prescribe, amend and rescind rules and regulations relating to this Plan;

(h)     to interpret this Plan;

(i) to determine the terms and provisions of Unit Award Agreements (which need not be identical) entered into in connection with grants of Restricted Units;

(j) to recommend to the Board the acceleration of the Issue Date for all or any Restricted Units; and

(k) to make all other determinations deemed necessary or advisable for the administration of this Plan.

The determinations of the Committee shall be subject to review and approval by the Board. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under this Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee's decision to approve the grant of a Restricted Unit in any year shall not require the Committee to approve the grant of a Restricted Unit to any Service Provider in any other year; nor shall the Committee's decision with respect to the size or terms and conditions of a Restricted Unit in any year require it to approve the grant of Restricted Units of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other year. The Committee shall not be precluded from approving the grant of Restricted Units to any Service Provider solely because such Service Provider may previously have been granted Restricted Units under this Plan or any other similar compensation arrangement of the Trust or a Trust Affiliate. No Service Provider has any claim or right to be granted Restricted Units.

5.      ELIGIBILITY AND AWARD DETERMINATION

Restricted Units may be granted only to persons, who are officers, employees or directors of the Trust or any Trust Affiliates (collectively, "SERVICE PROVIDERS"); provided, however, that the participation of a Service Provider in this Plan is voluntary. In determining the Service Providers to whom Restricted Units may be granted ("GRANTEES") and the number of Restricted Units to be covered by each grant, the Committee may take into account such factors as it shall determine in its absolute discretion including, if so determined by the Committee, any one or more of the following factors:

(a)     compensation  data for comparable  benchmark  positions  among the Peer
        Group;

(b)     the duties, responsibilities, position and seniority of the Grantee;

(c) recommendations of management as to the appropriate allocations of Restricted Units to eligible Grantees;

(d) the individual contributions and potential contributions of the Grantee to the success of the Trust;

(e) any cash bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of the Trust; and

(f) such other factors as the Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of this Plan.

6.      RESERVATION OF TRUST UNITS

(a) MAXIMUM TRUST UNITS AVAILABLE UNDER THE PLAN - Subject to Sections 7(b)(i)(2), 7(b)(ii) and 9 of this Plan, the number of Trust Units reserved for issuance from time to time pursuant to Restricted Units shall not exceed a number of Trust Units equal to 5% of the issued and outstanding Trust Units from time to time. This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the unitholders of the Trust.

(b) RELOADING OF RESTRICTED UNITS - If any Restricted Units granted under this Plan shall expire, terminate or be cancelled for any reason without the Trust Units issuable thereunder having been issued in full or if any Trust Units are issued pursuant to any Restricted Units granted under this Plan, any such Trust Units shall be available for the purposes of the granting of further Restricted Units under this Plan. The "reloading" of Restricted Units as described in TSX Staff Notice #2004-0002 is permitted under the Plan.

(c) ANNUAL MAXIMUM RESTRICTED UNITS AVAILABLE FOR GRANT - Subject to Sections 6(a) and 7(a), the number of Restricted Units eligible for grant on an annual basis shall be equal to the lesser of: (i) RU Pool calculated based on the immediately prior Return Period; or (ii) 175% of the Base Salaries of all Service Providers participating in the Plan, in each case divided by the Unit Market Price at December 31 of the applicable Return Period;

(d) DISCRETIONARY RESTRICTED UNITS AVAILABLE FOR ANNUAL GRANT - Subject to Sections 6(a) and 7(a), if, in a given year, the Total Unitholder Return is equal to or less than zero, but the Trust has a Percentile Rank for the particular Return Period that is in the top 1/3 of the Peer Group, the Committee shall have discretion to establish an RU Pool based upon Mercer's P50 category. Subject to Sections 6(a) and 7(a), if, in a given year, the Total Unitholder Return is equal to or less than zero, but the Trust has a Percentile Rank for the particular Return Period that is in the middle 1/3 of the Peer Group, the Committee shall have discretion to establish an RU Pool based upon Mercer's P25 category.

7.      TERMS AND CONDITIONS OF GRANTS OF RESTRICTED UNITS

Each grant of Restricted Units shall be subject to the terms and conditions of this Plan and evidenced by a written agreement between the Trust and the Grantee (a "UNIT AWARD AGREEMENT"), which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee or the Board, in its discretion, shall establish):

(a) NUMBER AND TYPE OF TRUST UNITS - The Committee shall determine the number of Restricted Units to be granted to a Grantee in accordance with the provisions set forth in Section 5 of this Plan and shall designate such award as a "Restricted Unit" in the Unit Award Agreement relating thereto; provided, however, that no one Service Provider may be granted any Restricted Units which, together with all Restricted Units then held by such Grantee, would entitle such Grantee to receive a number of Trust Units which is greater than 5% of the outstanding Trust Units, calculated on an undiluted basis. In addition: (i) the number of Trust Units issuable to insiders at any time, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding Trust Units; and (ii) the number of Trust Units issued to insiders, within any one year period, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding Trust Units. For this purpose, "insiders" and "security based compensation arrangements" have the meanings ascribed thereto in Part VI of the Company Manual of the TSX. The number of Trust Units issuable pursuant to this Plan to a director of the Corporation who is not an officer or employee of the Trust or a Trust Affiliate will be limited to a maximum of 0.5% of the issued and outstanding Trust Units.

(b)     ISSUE DATES AND ADJUSTMENT OF RESTRICTED UNITS

        (i) RESTRICTED UNITS - Subject to Section 7(d) hereunder, with respect to any Restricted Unit, the Issue Dates for the issuance of Trust Units thereunder shall be as follows:

               (A) as to one-third of the Trust Units awarded pursuant to such Restricted Unit, on the Grant Date;

               (B) as to one-third of the Trust Units awarded pursuant to such Restricted Unit, on the first anniversary of the Grant Date; and

               (C)    as to the remaining  one-third of the Trust Units awarded
                      pursuant  to  such   Restricted   Unit,   on  the  second
                      anniversary of the Grant Date;

               provided, however, that:

                         (1) in the event of any Change of Control prior to the Issue Dates determined in accordance with the above provisions of this Section 7(b)(i), the Issue Date for all Trust Units awarded pursuant to such Restricted Unit that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is immediately prior to the date upon which a Change of Control is completed; and

                         (2) immediately prior to each Issue Date, the number of Trust Units to be issued on such Issue Date shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such Restricted Unit.

        (ii) BOARD DISCRETION TO ACCELERATE THE ISSUE DATE - Notwithstanding any other provision of this Plan, the Board may, in its sole discretion, accelerate the Issue Date for all or any Restricted Units at any time and from time to time.

(c) SURRENDER OF RESTRICTED UNITS - At any time when the Trust Units are listed and posted for trading on the Exchange, a Grantee may elect on any Issue Date pertaining to a Restricted Unit, subject to the consent of the Trust, that the Trust pay an amount in cash equal to the aggregate current market value of the Trust Units (as adjusted in accordance with the relevant provisions set forth in Section 7(b) and based on the closing price of the Trust Units on the TSX on the trading day immediately preceding such Issue Date) (the "SETTLEMENT AMOUNT") in consideration for the surrender by the Grantee to the Trust of the right to receive Trust Units under such Restricted Unit. Following such election and the acceptance thereof by the Trust, the Trust shall cause a cheque to be issued payable to the Grantee (or as the Grantee may direct) in the Settlement Amount (subject to Section 10 hereof) and sent by pre-paid mail or delivered to the Grantee. The Trust and the Grantee may also agree that all or a portion of the Settlement Amount may be satisfied in whole or in part in Trust Units in which case the number of Trust Units that are issuable to the Grantee on the Issue Date shall be acquired by the Corporation on the Exchanges or from the Trust, as an issuance of treasury Trust Units, or a combination thereof; provided, however, that the aggregate number of Trust Units that may be so acquired on the Exchanges within any 12 month period shall not exceed 5% of the issued and outstanding Trust Units as at the beginning of such period. The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by Section 10 hereof.

(d) TERMINATION OF RELATIONSHIP AS SERVICE PROVIDER - Unless otherwise: (i) provided in a Unit Award Agreement pertaining to a particular grant of Restricted Units; (ii) provided in any written employment agreement governing a Grantee's role as a Service Provider; (iii) determined by the Board, taking into account such factors as are deemed appropriate, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

        (i) TERMINATION FOR CAUSE - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the date notice is given to the Grantee of such termination, all outstanding Unit Award Agreements under which Restricted Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee.

        (ii) TERMINATION NOT FOR CAUSE - If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, the Issue Date for all Trust Units awarded to such Grantee under any outstanding Unit Awards Agreement shall be as of the date such Grantee ceases to be a Service Provider, regardless of whether or not notice or reasonable notice was provided to the Grantee.

        (iii) VOLUNTARY RESIGNATION - If a Grantee voluntarily ceases to be a Service Provider or retires for any reason other than such Grantee's death, effective as of the date notice is given by the Grantee of such resignation, all outstanding Unit Award Agreements under which Restricted Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee provided, however, that notwithstanding the foregoing, the right to receive Trust Units under a Restricted Unit shall not be affected by a change of employment or term of office or appointment within or among the Trust or a Trust Affiliate so long as the Grantee continues to be a Service Provider.

        (iv) DEATH - If a Grantee ceases to be a Service Provider as a result of such Grantee's death, the Issue Date for all Trust Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the date of such Grantee's death.

8.      RIGHTS AS A UNITHOLDER

Until the Trust Units granted pursuant to any Restricted Units have been issued in accordance with the terms of this Plan, the Grantee to whom such Restricted Units has been made shall not possess any incidents of ownership of such Trust Units including, for greater certainty and without limitation, the right to receive Distributions on such Trust Units and the right to exercise voting rights in respect of such Trust Units. Such Grantee shall only be considered a Unitholder in respect of such Trust Units when such issuance has been entered upon the records of the duly authorized transfer agent of the Trust.

9.      EFFECT OF CERTAIN CHANGES

In the event:

(a) of any change in the Trust Units through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b) that any rights are granted to Unitholders to purchase Trust Units at prices substantially below Fair Market Value; or

(c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Trust Units are converted into or exchangeable for any other securities;

        then, in any such case, the Board may make such adjustments to this Plan, to any Restricted Units and to any Unit Award Agreements outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

10.     WITHHOLDING TAXES

When a Grantee or other person becomes entitled to receive Trust Units under, or any Settlement Amount in respect of any Unit Award Agreement, the Trust shall have the right to require the Grantee or such other person to remit to the Trust an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a) the tendering by the Grantee of cash payment to the Trust in an amount less than or equal to the total withholding tax obligation; or

(b) the withholding by the Corporation or the Trust, as the case may be, from the Trust Units otherwise due to the Grantee such number of Trust Units having a Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation; or

(c) the withholding by the Corporation or the Trust, as the case may be, from any cash payment otherwise due to the Grantee such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Trust Units so withheld is sufficient to satisfy the total withholding tax obligation.

11.     NON-TRANSFERABILITY

Subject to Section 7(d)(v), the right to receive Trust Units pursuant to Restricted Units granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Restricted Unit, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Units whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Units shall terminate and be of no further force or effect.

12.     AMENDMENT AND TERMINATION OF PLAN

The Corporation retains the right to amend from time to time or to terminate the terms and conditions of this Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchanges. Any amendment to this Plan shall take effect only with respect to Restricted Units granted after the effective date of such amendment, provided that it may apply to any outstanding Restricted Units with the mutual consent of the Corporation and the Service Providers to whom such Restricted Units have been made.

13.     COMPLIANCE WITH LEGAL REQUIREMENTS

The Trust shall not be obliged to issue any Trust Units if such issuance would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Trust Units under any Restricted Units as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Trust Units in compliance with applicable laws, rules and regulations. The Trust shall not be required to qualify for resale pursuant to a prospectus or similar document any Trust Units awarded under this Plan, provided that, if required, the Trust shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of this Plan and the granting of Restricted Units hereunder in accordance with any such requirements.

14.     NO RIGHT TO CONTINUED EMPLOYMENT

Nothing in this Plan or in any Unit Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Trust or any Trust Affiliates, to be entitled to any remuneration or benefits not set forth in this Plan or a Unit Award Agreement or to interfere with or limit in any way the right of the Trust or any Trust Affiliate to terminate Grantee's employment or service arrangement with the Trust or any Trust Affiliate.

15.     CEASING TO BE A TRUST AFFILIATE

Except as otherwise provided in this Plan, Restricted Units granted under this Plan shall not be affected by any change in the relationship between or ownership of the Corporation and a Trust Affiliate. For greater certainty, all Restricted Units remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be a Trust Affiliate.

16.     GENDER

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

17.     INTERPRETATION

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

18.     EFFECTIVE DATE

Subject to the approval of the unitholders of the Trust, this Plan shall take effect on the effective date of the Plan of Arrangement (the "EFFECTIVE DATE") involving, among other parties, the Trust, the Corporation, Ketch Resources Trust and Ketch Resources Ltd., and upon the acceptance of the Plan by the TSX and the NYSE (to the extent required) and any other relevant regulatory authority.

                                   SCHEDULE 1


PEER GROUP FACTOR


PERCENTILE RANKING                                                                              MULTIPLIER

Less than                               33.333%                                                      0.40

Greater than or = to                    33.333%              Less than         37.037%               0.52

Greater than or = to                    37.037%              Less than         40.741%               0.64

Greater than or = to                    40.741%              Less than         44.444%               0.76

Greater than or = to                    44.444%              Less than         48.148%               0.88

Greater than or = to                    48.148%              Less than         51.852%               1.00

Greater than or = to                    51.852%              Less than         55.556%               1.12

Greater than or = to                    55.556%              Less than         59.259%               1.24

Greater than or = to                    59.259%              Less than         62.963%               1.36

Greater than or = to                    62.963%              Less than         66.667%               1.48

Greater than or = to                    66.667%                                                      1.60

                                                                  EXHIBIT 99.13
                                                                  -------------


                               [GRAPHIC OMITTED]
                     [LOGO - ADVANTAGE ENERGY INCOME FUND]

 INSTRUMENT OF PROXY FOR HOLDERS OF TRUST UNITS OF ADVANTAGE ENERGY INCOME FUND

            FOR THE SPECIAL MEETING OF ADVANTAGE ENERGY INCOME FUND
                          TO BE HELD ON JUNE 22, 2006

The undersigned unitholder of Advantage Energy Income Fund ("ADVANTAGE") hereby appoints Kelly I. Drader, President and Chief Executive Officer of Advantage Oil & Gas Ltd. ("AOG") of the City of Calgary, in the Province of Alberta, or, failing him, Peter Hanrahan, Vice-President, Finance and Chief Financial Officer of AOG, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting (the "ADVANTAGE MEETING") of holders of trust units of Advantage, to be held on June 22, 2006 at 11:00 a.m. (Calgary time) in the Strand/Tivoli of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Advantage Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the trust units ("ADVANTAGE UNITS") represented by this Instrument of Proxy in the following manner (CHECK (O) THE APPROPRIATE BOX):

1. FOR |_| or AGAINST |_| (and, if no specification is made, FOR) passing, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated May 12, 2006 (the "INFORMATION CIRCULAR") of Advantage and Ketch Resources Trust ("KETCH") to approve a plan of arrangement (the "ARRANGEMENT") under section 193 of the BUSINESS CORPORATIONS ACT (Alberta) and all transactions contemplated thereby including, without limitation:

      (a)   the amendments to:

            (i) Advantage's amended and restated trust indenture dated as of April 17, 2001, as supplemented as of May 22, 2002 and amended and restated June 25, 2002, May 26, 2003, May 26, 2004, April 27, 2005 and December 13, 2005 between AOG and Computershare Trust Company of Canada, as trustee;

            (ii)    the other constating documents of AOG, and

            (iii) the various material contracts of Advantage (the "ADVANTAGE MATERIAL AGREEMENTS")

                    (A)   by creating the special units of Advantage; and

                    (B) otherwise to the extent necessary to facilitate the Arrangement, to take into account the effect of the Advantage Management Internalization (as defined below) on the organizational structure of Advantage and as otherwise considered necessary to properly conform the Advantage Material Agreements;

      (b) the election of Messrs. Grant B. Fagerheim, John Howard and Andy J. Mah to the board of directors of AOG effective as of the effective date of the Arrangement;

      (c) the exchange of each issued and outstanding trust unit ("KETCH UNIT") of Ketch for Advantage Units on the basis of 0.565 of an Advantage Unit for each Ketch Unit; and

      (d) the internalization of the external management structure of Advantage through the purchase of all of the outstanding shares of Advantage Investment Management Ltd. for an aggregate of 1,933,216 Advantage Units (the "ADVANTAGE MANAGEMENT INTERNALIZATION"),

      all as more particularly described in the Information Circular; and

2. FOR |_| or AGAINST |_| (and, if no specification is made, FOR) passing, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a restricted unit performance plan for Advantage, all as more particularly described in the Information Circular; and

3. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Advantage Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF AOG. THE ADVANTAGE UNITS REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED AND, WHERE THE UNITHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR THE ABOVE MATTERS.

EACH UNITHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A UNITHOLDER, TO ATTEND AND TO ACT FOR AND ON THE BEHALF OF SUCH UNITHOLDER AT THE ADVANTAGE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE UNITHOLDER'S APPOINTEE(S) SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.


Dated this ___ day of ____________, 2006.   ___________________________________
                                            (SIGNATURE OF UNITHOLDER)


                                            ___________________________________
                                            (NAME OF UNITHOLDER - PLEASE PRINT)

         NOTES:

         1. If the unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

         2. This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the trust units are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

         3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

         4. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and deposited with Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 4:30 p.m. (Calgary time) on June 20, 2006 or the last business day prior to the date of any adjournment of the Advantage Meeting